Filed pursuant to Rule 424(b)(4)
Registration No. 333-191298
Registration No. 333-192802

PROSPECTUS

Cheniere Energy Partners LP Holdings, LLC

36,000,000 Common Shares

Representing Limited Liability Company Interests

This is the initial public offering of common shares (“shares”) representing limited liability company interests in Cheniere Energy Partners LP Holdings, LLC (“Cheniere Holdings,” “we,” “us” or “our”). We are offering 36,000,000 shares in this offering. We are a recently formed limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. We will use the net proceeds from this offering to repay intercompany indebtedness and payables and to make a distribution to Cheniere Energy, Inc. (“Cheniere”).

No public market currently exists for our shares. We have been authorized to list our shares on the NYSE MKT under the symbol “CQH.”

Immediately following the closing of this offering, Cheniere Holdings’ only assets will be the following equity interests in Cheniere Energy Partners, L.P. (“Cheniere Partners”): 11,963,488 common units representing limited partner interests in Cheniere Partners (the “common units”), 45,333,334 Class B units representing limited partner interests in Cheniere Partners (the “Class B units”) and 135,383,831 subordinated units representing limited partner interests in Cheniere Partners (the “subordinated units” and together with the common units and the Class B units, the “Cheniere Partners units” and each a “Cheniere Partners unit”), as well as a non-economic voting interest in Cheniere GP Holding Company, LLC (“GP Holdco”). The Class B units and subordinated units are convertible into common units under specified circumstances.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, as such, will be subject to reduced public company reporting requirements.

Investing in our shares involves risks. Please read “Risk Factors” beginning on page 26 of this prospectus. These risks include the following:

•

Our only cash-generating assets are our limited partner interests in Cheniere Partners, and our cash flow is therefore completely dependent upon the ability of Cheniere Partners to make cash distributions to its unitholders. Cheniere Partners may not be successful in its efforts to maintain or increase its cash available for distributions on its units.

•	The amount of cash that we have available to pay dividends on our shares will be reduced by, among other things, income taxes and reserves established by our board of directors.

•

There is no existing market for our shares and even if such a market does develop, which we cannot assure you will happen, the market price of our shares may be less than the price you paid for your shares, and the value of our shares may be difficult for investors to accurately assess.

•	If we cease to control GP Holdco, we may be deemed an “investment company,” which could impose restrictions on us.

•	You will experience immediate and substantial dilution in pro forma net tangible book value of $20.00 per share.

	Per Share	Total
Price to the public	$20.00	$720,000,000
Underwriting discounts and commissions(1)	$1.175	$42,300,000
Proceeds to us	$18.825	$677,700,000

(1)	We will also pay up to $10,000 of fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) of the terms of the sale of the shares offered hereby. Please read “Underwriting.”

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 5,400,000 shares on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about December 18, 2013.

Goldman, Sachs & Co.	Morgan Stanley	Credit Suisse	RBC Capital Markets

Barclays	Citigroup	J.P. Morgan	SOCIETE GENERALE

Banca IMI	HSBC	Mitsubishi UFJ Securities	Mizuho Securities
Scotiabank / Howard Weil			SMBC Nikko

Prospectus dated December 12, 2013

SABINE PASS LIQUEFACTION GLOBAL CUSTOMERS

BG GROUP
centrica
TOTAL
gasNatural fenosa
CHENIERE
KOGAS
GAIL
Artist's rendition

CHENIERE

Sabine Pass Today

- ~ 1,000 acres in Cameron Parish, LA
- 40 ft. ship channel; 3.7 miles from coast
- 2 berths; 4 dedicated tugs
- 5 LNG storage tanks (~17 Bcfe storage)
- ~4.3 Bcf/d peak vaporization
- 5.3 Bcf/d pipeline connection to the U.S. pipeline network

Liquefaction Project

- Up to Six liquefaction trains / 4.5 mtpa each
- Trains 1–4 LSTK EPC contracts with Bechtel using ConocoPhillips Optimized Cascade® technology
- Train 1 expected to be operational in 2015 with Trains 2-4 following thereafter in 6 months intervals
- Trains 5 & 6 - Initiated the regulatory approval process

As of October 2013

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the risks discussed in the section titled “Risk Factors” beginning on page 26 and the historical financial statements of Cheniere Partners and the notes to those financial statements included elsewhere in this prospectus. This prospectus also contains important information about Cheniere Partners, including information about its businesses and financial and operating data, all of which you should read carefully before buying shares in this offering. Unless indicated otherwise, the information presented in this prospectus assumes (1) that the underwriters do not exercise their option to purchase additional shares and (2) that Cheniere Partners does not sell any common units under its previously announced at-the-market program before the completion of this offering. We include a glossary of some of the terms used in this prospectus as Appendix A.

As used in this prospectus, the term “Cheniere Holdings” and the terms “we,” “our,” “us” and similar terms refer to Cheniere Energy Partners LP Holdings, LLC and our wholly owned subsidiary, unless the context otherwise requires. In addition, the term “Cheniere Partners” refers to Cheniere Energy Partners, L.P. and its subsidiaries, including Sabine Pass LNG, L.P. (“Sabine Pass LNG”), Sabine Pass Liquefaction, LLC (“Sabine Pass Liquefaction”) and Cheniere Creole Trail Pipeline, L.P. (“CTPL”), and the term “Cheniere” refers to Cheniere Energy, Inc., the ultimate parent of each of us and the general partner of Cheniere Partners. In this prospectus, unless the context requires otherwise, we are considered to be an affiliate of Cheniere and Cheniere Partners’ general partner until Cheniere ceases to own greater than 25% of our outstanding shares, or it otherwise relinquishes the sole share entitled to vote in the election of our directors, which we refer to as the “director voting share,” as described herein. As used in this prospectus, the term “shares” refers to common shares representing limited liability company interests in Cheniere Holdings, the term “common units” refers to common units representing limited partner interests in Cheniere Partners, the term “subordinated units” refers to subordinated units in Cheniere Partners, the term “Class B units” refers to Class B units in Cheniere Partners and the common units, subordinated units and Class B units are referred to collectively as the “Cheniere Partners units.” Please read “Dividend and Distribution Policies” and “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement.”

Overview

Cheniere Holdings

Business

We are a Delaware limited liability company that, upon consummation of this offering, will own a 55.9% limited partner interest in Cheniere Partners, a publicly-traded limited partnership (NYSE MKT: CQP). Our only business will consist of owning Cheniere Partners units, and, accordingly, our results of operations and financial condition will be dependent on the performance of Cheniere Partners. Cheniere Partners owns and operates liquefied natural gas (“LNG”) regasification facilities and, adjacent to these facilities, currently has natural gas liquefaction facilities under construction (the “Liquefaction Project”).

Cheniere Holdings was formed to hold the Cheniere Partners limited partner interests that are owned by Cheniere, thereby allowing Cheniere to segregate its lower risk, stable, cash flow generating assets from its higher risk, early stage development projects and marketing activities. Cheniere believes that an initial public offering of equity interests in Cheniere Holdings to fund Cheniere’s early stage development projects and marketing activities will provide Cheniere with a lower-cost source of capital funding than other alternatives. Upon the closing of this offering, Cheniere will continue to own, indirectly through GP Holdco, the general partner of Cheniere Partners and the incentive distribution rights in Cheniere Partners, and Cheniere Holdings will hold all of the limited partner interests in Cheniere Partners that are owned by Cheniere prior to the closing of this offering. In addition, Cheniere Holdings will own a non-economic voting interest in Cheniere GP Holding Company, LLC that will allow Cheniere Holdings to control GP Holdco and the appointment of four of the eleven members to the board of directors of the general partner of Cheniere Partners to oversee the operations of Cheniere Partners. If Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, our non-economic voting interest in GP Holdco would be extinguished and we would cease to control GP Holdco. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” We believe that Cheniere Holdings will be attractive to investors that desire to invest in Cheniere Partners without the tax and other complexities arising from the ownership of master limited partnership securities.

When Cheniere Partners makes cash distributions to us with respect to our Cheniere Partners units, we will pay dividends to our shareholders consisting of the cash that we receive from Cheniere Partners, less income taxes and reserves established by our board of directors. On October 22, 2013, Cheniere Partners declared a regular quarterly cash distribution of $0.425 per common unit, or $1.70 per common unit on an annualized basis, which was paid on November 14, 2013 to common unitholders of record as of November 1, 2013. Cheniere Partners has paid the initial quarterly distribution amount of $0.425 per common unit, or $1.70 per common unit on an annualized basis, for each fiscal quarter since its initial public offering in March 2007. Cheniere Partners has not made any cash distributions in respect of the subordinated units with respect to the quarters ended on or after June 30, 2010.

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report any of our items of income, gain, loss and deduction on its U.S. federal income tax return, nor will an owner of our shares receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which Cheniere Partners conducts operations as a result of owning our shares. Like dividends paid by a corporation, dividends received by our shareholders will be reported on a Form 1099-DIV and subject to U.S. federal income tax, as well as any applicable state or local income tax. Please read “Material U.S. Federal Income Tax Consequences” for additional details.

Upon completion of this offering, our business will consist of owning the following Cheniere Partners units, along with cash or other property that we receive as distributions in respect of such units:

•

Common Units.    We will own 11,963,488 common units, which are entitled to quarterly cash distributions from Cheniere Partners. For the quarter ended September 30, 2013, the most recent quarter for which a distribution has been declared for common unitholders, Cheniere Partners declared the initial quarterly distribution amount of $0.425 per common unit. To the extent that Cheniere Partners is unable to pay the initial quarterly distribution in the future, arrearages in the amount of the initial quarterly distribution (or the difference between the initial quarterly distribution and the amount of the distribution actually paid to common unitholders) may accrue with respect to the common units.

•	Subordinated Units. We will own 135,383,831 subordinated units. The subordinated units are not entitled to receive distributions until all common units have received at least the initial quarterly distribution, including any arrearages that may accrue. The subordinated units will convert on a one-for-one basis into common units at the expiration of the subordination period as described under “Dividend and Distribution Policies—How Cheniere Partners Makes Cash Distributions—Subordination Period.” Cheniere Partners has not made any cash distributions in respect of the subordinated units with respect to the quarters ended on or after June 30, 2010.

•

Class B Units.    We will own 45,333,334 Class B units. The Class B units are not entitled to receive cash distributions except in the event of a liquidation of Cheniere Partners, a merger, consolidation or other combination of Cheniere Partners with another person or the sale of all or substantially all of the assets of Cheniere Partners. The Class B units are subject to conversion, mandatorily or at the option of the holders of the Class B units under specified circumstances, into a number of common units based on the then-applicable conversion value of the Class B units. The conversion value of the Class B units increases at a compounded rate of 3.5% per quarter, subject to additional upward adjustment for certain equity and debt financings. The accreted conversion ratio of the Class B units owned by Cheniere Holdings and Blackstone CQP Holdco LP (“Blackstone”) was 1.19 and 1.17, respectively, as of September 30, 2013. We expect the Class B units to mandatorily convert into common units within 90 days of the substantial completion date of Train 3, which we currently expect to be prior to March 31, 2017. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Cheniere Partners’ Partnership Agreement—Conversion of Class B Units.”

Our Business Purpose

Our primary business purpose is to:

•	own and hold Cheniere Partners units;

•

pay dividends on our shares from the distributions that we receive from Cheniere Partners, less income taxes and any reserves established by our board of directors to pay our company expenses and amounts due under our services agreement with Cheniere (the “Services Agreement”), to service and reduce indebtedness that we may incur and for company purposes, in each case as permitted by our limited liability company agreement (the “LLC Agreement”);

•

simplify tax reporting requirements for investors by issuing a Form 1099-DIV with respect to the dividends received on our shares rather than a Schedule K-1 that would be received as a unitholder of Cheniere Partners; and

•

designate members of the board of directors of Cheniere Partners’ general partner to oversee the operations of Cheniere Partners as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.”

Investment Considerations

We believe that certain investment considerations should be given to an investment in our shares, including the following:

•

Stable Cash Flows Generated at Cheniere Partners that are Expected to Grow Upon Completion of Trains 1 through 4.    Since 2009, Cheniere Partners has been receiving approximately $250 million of aggregate revenues annually under two third-party terminal use agreements for regasification capacity at the Sabine Pass LNG terminal (“TUAs”) that are effective until at least 2029 with investment grade counterparties. In addition, upon commencement of commercial operations of Cheniere Partners’ first four natural gas liquefaction trains (each, a “Train”) that are currently under construction, Cheniere Partners will receive annual fixed fees of approximately

$2.3 billion in the aggregate from third-party customers under 20-year initial term sale and purchase agreements (“SPAs”) currently in place with investment grade counterparties.

•

Potential to Expand the Liquefaction Project with Trains 5 and 6.    Sabine Pass Liquefaction has entered into two SPAs with Total Gas & Power North America, Inc., (“Total”) an affiliate of Total S.A., and Centrica plc (“Centrica”) commencing with Train 5, which, if placed into service, would increase the annual fixed fees received by Cheniere Partners to approximately $2.9 billion for Trains 1 through 5. In addition, Sabine Pass Liquefaction is planning to develop Train 6, which, if contracted and placed into service, would result in additional revenue. Cheniere Partners has not made a final investment decision on Train 5 or Train 6.

•

Ability to Indirectly Invest in Cheniere Partners Without the Tax Complexities of a Master Limited Partnership Structure.    We will be taxed as a corporation, which will enable our shareholders to invest indirectly in Cheniere Partners without the associated tax-related obligations of owning Cheniere Partners units. For example, our shareholders will receive a Form 1099-DIV rather than a Schedule K-1 and will generally not have unrelated business taxable income (“UBTI”). We expect that all or a portion of the dividends paid on our shares will be taxable as ordinary income to U.S. holders but such dividends (i) are expected to be treated as “qualified dividend income” that is currently subject to reduced rates of U.S. federal income taxation for non-corporate U.S. holders and (ii) may be eligible for the dividends received deduction available to corporate U.S. holders, in each case provided that certain holding period requirements are met.

•

Greater Depreciation and Amortization Expense May Increase Dividends.    Cheniere Partners has announced that it has started construction on the first four Trains of the Liquefaction Project, which Cheniere Partners has estimated will result in capital expenditures totaling between $9.0 billion and $10.0 billion and total expenditures of between $12.0 billion to $13.0 billion, of which a significant portion will be capitalized. Cheniere Partners recently began the development of Train 5 and Train 6, which would result in additional capital expenditures if these Trains are constructed. These expenditures will increase the amount of depreciation and amortization expense that Cheniere Partners records in addition to the regular depreciation and amortization expense that it records with respect to its existing regasification facilities and pipeline. We expect depreciation and amortization expense allocated to us as a Cheniere Partners unitholder to offset a portion of our aggregate taxable income from Cheniere Partners once Train 1 commences operations, which has the potential to increase cash available to pay as dividends to our shareholders.

•

Dividends May be a Return of Capital.    In certain circumstances, dividends that we pay on our shares will constitute a return of capital and will reduce a shareholder’s tax basis in its shares. In addition, after a shareholder’s tax basis is reduced to zero, any further dividends paid on our shares would, in certain circumstances, be taxable at the applicable capital gains rate.

An investment in our shares should not be considered an alternative to directly investing in Cheniere Partners units. The risks incident to holding our shares are different from those related to a direct investment in Cheniere Partners. Please read “Risk Factors.”

Possible Risk of being Deemed an Investment Company

In the future, Cheniere may sell or otherwise dispose of all or a portion of our shares that it owns. Cheniere does not currently intend to allow us to sell additional shares in any transaction that would result in Cheniere owning less than 80% of our outstanding shares, nor does Cheniere currently intend to sell or otherwise dispose of the shares in us that it owns other than those that may be redeemed upon exercise of the underwriters’ option to purchase additional shares. If Cheniere relinquishes the sole share entitled to vote in the election of our directors, which we refer to as the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares (a “Cheniere Separation Event”), we may be deemed to be an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”). GP Holdco holds a 100% interest in Cheniere Partners’ general partner. We have a non-economic voting interest in GP Holdco, which allows us to indirectly control the appointment of four directors to the board of directors of Cheniere Partners’ general partner. Upon a Cheniere Separation Event, our non-economic voting interest in GP Holdco will be extinguished and we may be deemed to be an investment company by the Securities and Exchange Commission (“SEC”). Please read “Risk Factors—Risks Relating to the Ownership of Our Shares—If we cease to control GP Holdco, we may be deemed an ‘investment company,’ which could impose restrictions on us” and “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.”

Cheniere Partners

General

Cheniere Partners is a Delaware limited partnership formed by Cheniere. Through its wholly owned subsidiary, Sabine Pass LNG, Cheniere Partners owns and operates the regasification facilities at the Sabine Pass LNG terminal located on the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast. The Sabine Pass LNG terminal includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with capacity of up to 265,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d. Approximately one-half of the LNG receiving capacity at the Sabine Pass LNG terminal is contracted to two multinational energy companies. Cheniere Partners is developing the Liquefaction Project at the Sabine Pass LNG terminal adjacent to the existing regasification facilities through a wholly owned subsidiary, Sabine Pass Liquefaction. Cheniere Partners also owns the 94-mile long Creole Trail Pipeline through a wholly owned subsidiary, CTPL.

Business

Business Strategy

Cheniere Partners’ primary business strategy is to develop, construct, and operate assets supported by long-term, fixed fee contracts. Cheniere Partners plans to implement its strategy by:

•	completing construction and commencing operation of its Trains;

•	developing and operating its Trains safely, efficiently and reliably;

•	making LNG available to its long-term SPA customers to generate steady and reliable revenues and operating cash flows;

•	safely maintaining and operating the Sabine Pass LNG terminal;

•	utilizing capacity at the Sabine Pass LNG terminal for short-term and spot LNG purchases and sales until such capacity is used in connection with the Liquefaction Project;

•	developing business relationships for the marketing of additional long-term and short-term agreements for additional LNG volumes at the Sabine Pass LNG terminal; and

•

expanding its existing asset base through acquisitions from Cheniere or third parties or its own development of the Liquefaction Project or complementary businesses or assets such as other LNG facilities, natural gas storage assets and natural gas pipelines.

Cheniere Partners’ Competitive Strengths

We believe that the following strengths provide competitive advantages for Cheniere Partners:

•

Contracted and Stable Long-Term Cash Flows.    All of the regasification capacity available at the Sabine Pass LNG receiving terminal is reserved under long-term TUAs with investment grade counterparties. Total and Chevron U.S.A. Inc. (“Chevron”) have agreed to pay Sabine Pass LNG an aggregate of approximately $250 million per year on a “take-or-pay” basis, whereby Sabine Pass LNG provides a specified amount of regasification capacity and the customer pays a monthly fixed capacity reservation fee plus a monthly operating fee in a fixed amount that is adjusted annually for inflation regardless of whether they utilize that capacity.

•

Liquefaction Project Fully Contracted with Investment Grade Counterparties under Long-Term Contracts.    Sabine Pass Liquefaction currently has 20-year SPAs with investment grade counterparties. Upon completion of Train 4, these SPAs will provide aggregate contracted fixed fees of approximately $2.3 billion annually for approximately 89% of the total nominal capacity of those Trains.

•

Strategic Location Adjacent to Existing Facilities Near Established Producing Basins.    We believe that the Liquefaction Project’s location at the existing Sabine Pass LNG terminal adjacent to the existing regasification facilities provides significant cost advantages for Cheniere Partners by allowing it to utilize the existing marine facilities, interconnecting pipelines, storage capacity and other infrastructure. Through its recent acquisition of the Creole Trail Pipeline, a 94-mile pipeline that will be used by the Liquefaction Project to source domestic natural gas for processing into LNG, Cheniere Partners has secured an estimated 1.5 Bcf/d of natural gas transportation capacity. In addition, we believe that Cheniere Partners’ facilities are strategically located near established producing natural gas basins, which we believe provides consistent and cost effective access to natural gas.

•

First Mover Advantage.    Cheniere Partners has received non-free trade agreement (“FTA”) LNG export authorization from the United States Department of Energy (the “DOE”) approximately two years in advance of any other U.S. LNG export facility in the lower 48 states to receive a similar approval. As of October 31, 2013, the overall project completion for Trains 1 and 2 of the Liquefaction Project was approximately 47%, which is ahead of contractual schedule. As of October 31, 2013, the overall project completion for Train 3 and Train 4 of the Liquefaction Project was approximately 13%, which is ahead of contractual schedule. No other recipient of an export authorization from the DOE has begun construction of a facility.

•

Experienced EPC Provider.    Bechtel is constructing the Liquefaction Project pursuant to lump sum turnkey contracts, under which Bechtel charges a lump sum for all work performed and generally bears project cost risk. Bechtel has constructed one-third of the world’s liquefaction facilities and has the responsibility for constructing the Liquefaction Project on time, on budget and in accordance with performance requirements. We believe that Cheniere has a good historical relationship with Bechtel, which was also the engineering, procurement and construction (“EPC”) contractor for the regasification project at the Sabine Pass LNG terminal that finished on time and on budget in 2009.

•

Strong LNG Market Fundamentals.    Global demand for natural gas is projected by the International Energy Agency (the “IEA”) to grow by more than 22.5 Tcf between 2010 and 2020, fueled by the growth of emerging economies. Wood Mackenzie forecasts that global demand for LNG will increase by 49%, or 5.6 Tcf, by 2020, from 237 mtpa, or 11.5 Tcf/yr, in 2012, and reach a total of 514 mtpa, or 25 Tcf/yr, by 2030. As the trade in global LNG continues to grow, we believe, based on our experience in the energy industry, that liquefaction capacity along the U.S. Gulf Coast will become increasingly important to meet demand. According to The International Group of Liquefied Natural Gas Importers (“GIIGNL”), as of 2012, there were 93 LNG regasification facilities in 26 countries with a total nominal capacity of 89 Bcf/d. As of 2012, there were 89 Trains in 18 countries capable of producing approximately 13.7 Tcf/yr of LNG, or 38 Bcf/d.

•	Relationship with Cheniere.

•

Potential for Future Acquisitions.    Cheniere is currently developing an LNG terminal near Corpus Christi, Texas (the “Corpus Liquefaction Project”) and may in the future acquire additional midstream assets and operations. As currently contemplated, the proposed Corpus Liquefaction Project would be designed for up to three Trains with aggregate design production capacity of 13.5 mtpa of LNG. In August 2012, Corpus Christi Liquefaction, LLC, a wholly owned subsidiary of Cheniere, filed an application with the Federal Energy Regulatory Commission (the “FERC”) for authorization to site, construct and operate the Corpus Liquefaction Project. Simultaneously, Cheniere Marketing, LLC, a wholly owned subsidiary of Cheniere (“Cheniere Marketing”), filed an application with the DOE to export up to 15 mtpa of domestically produced LNG to FTA and non-FTA countries from the proposed Corpus Liquefaction Project. In October 2012, the DOE granted Cheniere Marketing authority to export 15 mtpa of domestically produced LNG to FTA countries from the proposed Corpus Liquefaction Project. Cheniere Partners may have future opportunities to acquire some or all of these assets from Cheniere at an appropriate stage of commercialization and development, although we cannot predict whether any acquisitions will be made available to Cheniere Partners or whether Cheniere Partners will pursue or complete any future acquisitions.

•

Experienced Management Team.    Cheniere has assembled a team of professionals with extensive experience in the LNG industry to pursue its business plan, including operating the Sabine Pass LNG receiving terminal and developing, financing and constructing the Liquefaction Project. Through tenure with major oil companies, operators of LNG receiving terminals, pipelines and engineering and construction companies, Cheniere’s senior management team has substantial experience in the areas of LNG project development, operation, engineering, technology, transportation and marketing. Through service agreements with wholly owned subsidiaries of Cheniere, Cheniere Partners has access to these professionals not only for the operation and construction of the Sabine Pass LNG terminal and Liquefaction Project but also for future growth opportunities.

Cheniere Partners’ competitive strengths are subject to a number of risks and competitive challenges. Please read “Risk Factors—Risks Relating to Cheniere Partners’ Business” and “Business—Cheniere Partners—Market Factors and Competition.”

Regasification Facilities

The regasification facilities at the Sabine Pass LNG terminal have operational regasification capacity of approximately 4.0 Bcf/d and aggregate LNG storage capacity of approximately 16.9 Bcfe. Approximately 2.0 Bcf/d of the regasification capacity at the Sabine Pass LNG terminal has been reserved under two long-term third-party TUAs, under which Sabine Pass LNG’s customers are required to pay fixed monthly fees, whether or not they use the LNG terminal. Capacity reservation fee TUA payments are made by Sabine Pass LNG’s third-party TUA customers as follows:

•

Total has reserved approximately 1.0 Bcf/d of regasification capacity and is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $125 million annually for 20 years that commenced April 1, 2009. Total, S.A. has guaranteed Total’s obligations under its TUA of approximately $2.5 billion, subject to certain exceptions; and

•

Chevron has reserved approximately 1.0 Bcf/d of regasification capacity and is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $125 million annually for 20 years that commenced July 1, 2009. Chevron Corporation has guaranteed Chevron’s obligations under its TUA up to 80% of the fees payable by Chevron.

The remaining approximately 2.0 Bcf/d of capacity has been reserved under a TUA by Cheniere Partners’ wholly owned subsidiary, Sabine Pass Liquefaction. Sabine Pass Liquefaction is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $250 million annually, continuing until at least 20 years after Sabine Pass Liquefaction delivers its first commercial cargo at Sabine Pass Liquefaction’s facilities under construction, which may occur as early as late 2015. In September 2012, Sabine Pass Liquefaction entered into a partial TUA assignment agreement with Total, whereby Sabine Pass Liquefaction will progressively gain access to Total’s capacity and other services provided under Total’s TUA with Sabine Pass LNG. This agreement will provide Sabine Pass Liquefaction with additional berthing and storage capacity at the Sabine Pass LNG terminal that may be used to accommodate the development of Train 5 and Train 6, provide increased flexibility in managing LNG cargo loading and unloading activity starting with the commencement of commercial operations of Train 3, and permit Sabine Pass Liquefaction to more flexibly manage its LNG storage capacity with the commencement of Train 1. Notwithstanding any arrangements between Total and Sabine Pass Liquefaction, payments required to be made by Total to Sabine Pass LNG will continue to be made by Total to Sabine Pass LNG in accordance with its TUA.

Liquefaction Facilities

The Liquefaction Project is being developed at the Sabine Pass LNG terminal adjacent to the existing regasification facilities. Cheniere Partners plans to construct up to six Trains, which are in various stages of development. Cheniere Partners commenced construction in August 2012 of Train 1 and Train 2 and the related new facilities needed to treat, liquefy, store and export natural gas. Construction of Train 3 and Train 4 and the related facilities commenced in May 2013. Cheniere Partners is developing Train 5 and Train 6 and commenced the regulatory approval process for these Trains in February 2013. Trains 1 through 4 are being designed, constructed and commissioned by Bechtel using the ConocoPhillips Optimized Cascade® technology, a proven technology deployed in numerous LNG projects around the world. Sabine Pass Liquefaction has entered into lump sum turnkey EPC Contracts, as defined under “—Construction” below, with Bechtel for Trains 1 through 4.

Cheniere Partners has received authorization from the FERC to site, construct and operate Train 1 through Train 4. Cheniere Partners has also filed an application with the FERC for the approval to construct Train 5 and Train 6. The DOE has granted Sabine Pass Liquefaction an order authorizing the export of up to the equivalent of 16 mtpa (approximately 803 Bcf/yr) of LNG to all nations with which trade is permitted for a 20-year term beginning on the earlier of the date of first export from Train 1 or August 7, 2017. The DOE further issued two orders authorizing the export of an additional 189.3 Bcf/yr in total of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries providing for national treatment for trade in natural gas for a 20-year term. One order authorized the export of 101 Bcf/yr of domestically produced LNG pursuant to the SPA with Total, beginning on the earlier of the date of first export from Train 5 or July 11, 2021; and the other order authorized the export of 88.3 Bcf/yr of domestically produced LNG pursuant to the SPA with Centrica, beginning on the earlier of the date of first export from Train 5 or July 12, 2021.

As of October 31, 2013, the overall project completion for Train 1 and Train 2 of the Liquefaction Project was approximately 47%, which is ahead of the contractual schedule. As of October 31, 2013, the overall project completion for Train 3 and Train 4 of the Liquefaction Project was approximately 13%, which is ahead of contractual schedule. Based on Cheniere Partners’ current construction schedule, Cheniere Partners anticipates that Train 1 will produce LNG as early as late 2015, with commercial operations expected to commence in February 2016, and Train 2, Train 3 and Train 4 are expected to commence operations on a staggered basis thereafter.

The following table summarizes significant milestones and anticipated completion dates in the development of the Liquefaction Project:

Milestone	Trains 1 & 2	Trains 3 & 4	Trains 5 & 6
DOE export authorization	Received	Received	Non-FTA authorizations pending; FTA authorization received for Total and Centrica totaling 189.3 Bcf/yr.
Definitive commercial agreements	Completed 7.7 mtpa	Completed 8.3 mtpa	Train 5: Completed Train 6: 2014

—BG Gulf Coast LNG, LLC	4.2 mtpa	1.3 mtpa
—Gas Natural Fenosa	3.5 mtpa
—Korea Gas Corporation		3.5 mtpa
—GAIL (India) Ltd.		3.5 mtpa
—Total			2.0 mtpa
—Centrica			1.75 mtpa

EPC contract	Completed	Completed	2015

Financing			2015
—Equity	Completed	Completed
—Debt commitments	Received	Received

FERC authorization	Completed	Completed	2015
FERC authorization to commence construction	Received	Received

Issue notice to proceed	Completed	Completed	2015
Commence operations	2015/2016	2016/2017	2018/2019

Customers

Sabine Pass Liquefaction has entered into six fixed price, 20-year SPAs with third parties that in the aggregate equate to approximately 19.75 mtpa of LNG, which represents approximately 88% of the anticipated nominal production capacity of Train 1 through Train 5. Under the SPAs, the customers will purchase LNG from Cheniere Partners for a price consisting of a fixed fee plus 115% of Henry Hub per MMBtu of LNG. In certain circumstances, the customers may elect to cancel or suspend deliveries of LNG cargoes, in which case the customers would still be required to pay the fixed fee with respect to cargoes that are not delivered. A portion of the fixed fee will be subject to annual adjustment for inflation. The SPAs and contracted volumes to be made available under the SPAs are not tied to a specific Train;

however, the term of each SPA commences upon the start of operations of the specified Train. Through the date of this prospectus, Sabine Pass Liquefaction has the following third-party SPAs:

•

BG Gulf Coast LNG, LLC (“BG”) has entered into an SPA (the “BG SPA”) that commences upon the date of first commercial delivery for Train 1 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.25 per MMBtu and includes additional annual contract quantities of 36,500,000 MMBtu, 34,000,000 MMBtu, and 33,500,000 MMBtu upon the date of first commercial delivery for Train 2, Train 3 and Train 4, respectively, with a fixed fee of $3.00 per MMBtu. The total expected annual contracted cash flow from BG from fixed fees is approximately $723 million. In addition, Sabine Pass Liquefaction has agreed to make up to 500,000 MMBtu/d of LNG available to BG to the extent that Train 1 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.25 per MMBtu, if produced. The obligations of BG are guaranteed by BG Energy Holdings Limited, a company organized under the laws of England and Wales.

•

Gas Natural Aprovisionamientos SDG S.A., (“Gas Natural Fenosa”) an affiliate of Gas Natural SDG, S.A., has entered into an SPA (the “Gas Natural Fenosa SPA”) that commences upon the date of first commercial delivery for Train 2 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.49 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $454 million. In addition, Sabine Pass Liquefaction has agreed to make up to 285,000 MMBtu/d of LNG available to Gas Natural Fenosa to the extent that Train 2 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.49 per MMBtu, if produced. The obligations of Gas Natural Fenosa are guaranteed by Gas Natural SDG S.A., a company organized under the laws of Spain.

•

Korea Gas Corporation (“KOGAS”) has entered into an SPA (the “KOGAS SPA”) that commences upon the date of first commercial delivery for Train 3 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. KOGAS is organized under the laws of the Republic of Korea.

•

GAIL (India) Limited (“GAIL”) has entered into an SPA (the “GAIL SPA”) that commences upon the date of first commercial delivery for Train 4 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. GAIL is organized under the laws of India.

•

Total has entered into an SPA (the “Total SPA”) that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 104,750,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $314 million. The obligations of Total are guaranteed by Total S.A., a company organized under the laws of France.

•

Centrica has entered into an SPA (the “Centrica SPA”) that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 91,250,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $274 million. Centrica is organized under the laws of England and Wales.

In aggregate, the fixed fee portion to be paid by these customers is approximately $2.3 billion annually for Trains 1 through 4, and $2.9 billion if Cheniere Partners makes a positive final investment decision with respect of Train 5, with the applicable fixed fees starting from the commencement of commercial operations for the applicable Train. These fixed fees equal approximately $411 million, $564 million, $650 million, $648 million and $588 million for each respective Train.

In addition, Cheniere Marketing has entered into an SPA with Sabine Pass Liquefaction to purchase, at Cheniere Marketing’s option, up to 104,000,000 MMBtu/yr of LNG produced from Trains 1 through 4. Sabine Pass Liquefaction has the right each year during the term to reduce the annual contract quantity based on its assessment of how much LNG it can produce in excess of that required for other customers. Cheniere Marketing may purchase incremental LNG volumes at a price of 115% of Henry Hub: plus up to $3.00 per MMBtu for the most profitable 36,000,000 MMBtu of cargoes sold each year by Cheniere Marketing; and then 20% of net profits of the remaining 68,000,000 MMBtu sold each year by Cheniere Marketing.

Construction

In November 2011, Sabine Pass Liquefaction entered into the lump sum turnkey contract for the EPC of Train 1 and Train 2 (the “EPC Contract (Trains 1 and 2)”) with Bechtel, under which Bechtel charges a lump sum for all work performed and generally bears project cost risk. Sabine Pass Liquefaction issued a notice to proceed with construction under the EPC Contract (Trains 1 and 2) in August 2012. In December 2012, Sabine Pass Liquefaction entered into the lump sum turnkey contract for the EPC of Train 3 and Train 4 (the “EPC Contract (Trains 3 and 4),” and together with the EPC Contract (Trains 1 and 2), the “EPC Contracts”) with Bechtel. Sabine Pass Liquefaction issued a notice to proceed with construction under the EPC Contract (Trains 3 and 4) in May 2013. The Trains are in various stages of development, as described above.

The total contract price of the EPC Contract (Trains 1 and 2) and the total contract price of the EPC Contract (Trains 3 and 4) is approximately $4.0 billion and $3.8 billion, respectively, reflecting amounts incurred under change orders through September 30, 2013. Total expected capital costs for Trains 1 through 4 are estimated to be between $9.0 billion and $10.0 billion before financing costs, including estimated owner’s costs and contingencies.

Pipeline Facilities

CTPL owns the Creole Trail Pipeline, a 94-mile pipeline interconnecting the Sabine Pass LNG terminal with a number of large interstate pipelines. CTPL filed an application with the FERC in April 2012 for certain modifications to allow the Creole Trail Pipeline to be able to transport natural gas to the Sabine Pass LNG terminal. In February 2013, the FERC approved the proposed project, and in October 2013, the FERC issued an order denying petitioner’s request for rehearing and stay of the approval. Cheniere Partners estimates that the capital costs to modify the Creole Trail Pipeline will be approximately $100 million. The modifications are expected to be in service in time for the commissioning and testing of Train 1 and Train 2.

Risk Factors

An investment in our shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 26 of this prospectus and the other information in this prospectus before deciding whether to invest in our shares.

Risks Relating to the Ownership of Our Shares

•

Our only cash-generating assets are our limited partner interests in Cheniere Partners, and our cash flow is therefore completely dependent upon the ability of Cheniere Partners to make cash distributions to its unitholders. Cheniere Partners may not be successful in its efforts to maintain or increase its cash available for distributions on its units.

•	The amount of cash that we have available to pay dividends on our shares will be reduced by, among other things, income taxes and reserves established by our board of directors.

•	If we cease to control GP Holdco, we may be deemed an “investment company,” which could impose restrictions on us.

•	Upon a Cheniere Separation Event, we may lose the ability to disclose developments about Cheniere Partners’ business and results of operations to our shareholders in a timely manner.

•

Cheniere will initially own a majority of our outstanding shares and the director voting share and will therefore be able to amend our LLC Agreement and elect and remove members of our board of directors without the vote of the holders of any shares sold in this offering.

•	If Cheniere transfers its interest in GP Holdco to a nonaffiliate, it will lose its ability to appoint the members of our board of directors.

•

Our LLC Agreement prohibits us from selling Cheniere Partners units that we will own immediately after the closing of this offering, and we are restricted from selling the Cheniere Partners units that we own by applicable securities laws.

Risks Relating to Cheniere Partners’ Financial Matters

•

Cheniere Partners’ existing level of cash resources, negative operating cash flow and significant debt could cause it to have inadequate liquidity and could materially and adversely affect its business, financial condition and prospects.

•	Cheniere Partners has not been profitable historically. Cheniere Partners may not achieve profitability or generate positive operating cash flow in the future.

•

In order to generate needed amounts of cash, Cheniere Partners may sell equity or equity-related securities, including additional common units. Such sales could dilute Cheniere Partners unitholders’ proportionate indirect interests in its assets, business operations, Liquefaction Project and other projects, and could adversely affect the market price of the common units.

•

Cheniere Partners’ ability to generate needed amounts of cash is substantially dependent upon the performance by customers under long-term contracts that it has entered into, and it could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason.

Risks Relating to Cheniere Partners’ Business

•	Operation of the Sabine Pass LNG terminal, the Liquefaction Project, the Creole Trail Pipeline and other facilities that Cheniere Partners may construct involves significant risks.

•

Cheniere Partners may not be successful in implementing its proposed business strategy to provide liquefaction capabilities at the Sabine Pass LNG terminal adjacent to the existing regasification facilities.

•

Cost overruns and delays in the completion of one or more Trains, as well as difficulties in obtaining sufficient financing to pay for such costs and delays, could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

•	Delays in the completion of one or more Trains could lead to reduced revenues or termination of one or more of the SPAs by Cheniere Partners’ counterparties.

•	Cheniere Partners’ ability to complete development of additional Trains will be contingent on its ability to obtain additional funding.

•

To maintain the cryogenic readiness of the Sabine Pass LNG terminal, Sabine Pass LNG may need to purchase and process LNG. Sabine Pass LNG’s TUA customers, including Sabine Pass Liquefaction, have the obligation to procure LNG if necessary for the Sabine Pass LNG terminal to maintain its cryogenic state. If they fail to do so, Sabine Pass LNG may need to procure such LNG.

•

Sabine Pass LNG may be required to purchase natural gas to provide fuel at the Sabine Pass LNG terminal, which would increase operating costs and could have a material adverse effect on Cheniere Partners’ results of operations.

Risks Relating to Cheniere Partners’ Cash Distributions

•	Cheniere Partners may not be successful in its efforts to maintain or increase its cash available for distribution to cover the distributions on its units.

•	The issuance of additional common units will increase the risk that Cheniere Partners will be unable to make the initial quarterly distribution on its common units.

•

Cheniere Partners will need to refinance, extend or otherwise satisfy its substantial indebtedness, and principal amortization or other terms of its future indebtedness could limit its ability to pay or increase distributions to its unitholders.

•

Cheniere Partners’ subsidiaries may be restricted under the terms of their indebtedness from making distributions to Cheniere Partners under certain circumstances, which may limit Cheniere Partners’ ability to pay or increase distributions to its unitholders and could materially and adversely affect the market price of the common units.

•	Restrictions in agreements governing the indebtedness of Cheniere Partners’ subsidiaries may prevent its subsidiaries from engaging in certain beneficial transactions.

•	Management fees and cost reimbursements due to Cheniere Partners’ general partner and its affiliates will reduce cash available to pay distributions to Cheniere Partners’ unitholders.

•	The amount of cash that Cheniere Partners has available for distributions to its unitholders will depend primarily on its cash flow and not solely on profitability.

•

Cheniere Partners may not be able to maintain or increase the distributions on the common units and recommence making distributions on the subordinated units unless it is able to make accretive acquisitions or implement accretive capital expansion projects, which may require it to obtain one or more sources of funding.

Risks Inherent in Our Investment in Cheniere Partners

•

Cheniere Partners’ general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of Cheniere Partners and Cheniere Partners unitholders.

•

Cheniere is not restricted from competing with Cheniere Partners and is free to develop, operate and dispose of, and is currently developing, LNG facilities, pipelines and other assets without any obligation to offer Cheniere Partners the opportunity to develop or acquire those assets.

•

Cheniere Partners’ Partnership Agreement limits its general partner’s fiduciary duties to Cheniere Partners unitholders and restricts the remedies available to Cheniere Partners unitholders for actions taken by its general partner that might otherwise constitute breaches of fiduciary duty.

•	Even if Cheniere Partners unitholders are dissatisfied, they cannot initially remove Cheniere Partners’ general partner.

•	Control of Cheniere Partners’ general partner may be transferred to a third party without unitholder consent.

•	Cheniere Partners unitholders may not have limited liability if a court finds that unitholder action constitutes control of Cheniere Partners’ business.

Tax Risks to Shareholders

•	As a member of the Cheniere consolidated group, we will not have complete control over our tax decisions and there could be conflicts of interest.

•	As a member of the Cheniere consolidated group, we will be liable for the tax obligation of the Cheniere consolidated group to the extent any member fails to make any U.S. federal income tax payment.

•

If we cease to be a member of the Cheniere consolidated group for U.S. federal income tax purposes and there is a determination that any of the restructuring transactions completed in connection with this offering are taxable for U.S. federal income tax purposes, then Cheniere could incur significant income tax liabilities for which we could be liable.

•	The ability to use net operating loss carryforwards and certain other federal income tax attributes may be limited.

•

Upon a Termination Transaction (as defined in “—The Offering”), we may incur substantial corporate income tax liabilities in the transaction or upon the distribution to you of the proceeds from the transaction, in which case the aggregate amount we have to distribute may be substantially lower than the aggregate net proceeds we receive in respect of the Cheniere Partners units we own.

•	Your tax gain on the disposition of our shares could be more than expected, or your tax loss on the disposition of our shares could be less than expected.

•

If Cheniere Partners were subject to a material amount of entity-level income taxes or similar taxes, whether as a result of being treated as a corporation for U.S. federal income tax purposes or otherwise, the value of Cheniere Partners units would be substantially reduced and, as a result, the value of our shares would be substantially reduced.

Management of Cheniere Holdings

Our business and affairs will be managed by our board of directors. All of our directors are elected annually by, and may be removed by, the holder of our director voting share, which will initially be Cheniere. Upon a Cheniere Separation Event, our directors will be elected annually by the affirmative vote of the holders of the lesser of (i) a majority of the outstanding shares or (ii) 67% of the shares present at a meeting at which there is a quorum. Our directors hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Our current directors have been appointed by Cheniere. Executive officers are appointed for one-year terms. Our initial directors will be Charif Souki, H. Davis Thames, R. Keith Teague and Meg A. Gentle. In addition, Cheniere appointed Don A. Turkleson, whom our board of directors has determined to be independent, to our board of directors effective upon the effectiveness of the registration statement of which this prospectus forms a part (the “effective date”). In compliance with the rules of the NYSE MKT, Cheniere will appoint two additional independent members to the board of directors, one within 90 days of the effective date and another within one year after the effective date. Please read “Management.” Upon a Cheniere Separation Event, our directors and officers who are also directors or officers of Cheniere will resign, and our remaining board members will be required to appoint new officers.

In connection with the closing of this offering, we will enter into the Services Agreement with Cheniere, under which we will pay a fixed fee of $1.0 million per year, subject to adjustment for inflation, for certain general and administrative services provided by affiliates of Cheniere, including for the services of our chief executive officer and chief financial officer. In addition, we will pay for or reimburse Cheniere for certain third party expenses, which we expect will not exceed $1.5 million in the first year that we are a public company. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere.”

Ownership of Cheniere Holdings and Cheniere Partners

The following diagram depicts Cheniere Partners’ and Cheniere Holdings’ simplified organizational and ownership structure immediately after giving effect to this offering, based on the number of Cheniere Partners units outstanding as of October 16, 2013.

Cheniere Holdings
Public Shares (36,000,000)	15.5%
Shares held by Cheniere (195,700,000)	84.5%

Total	100%
Cheniere Partners
Public Common Units (45,115,360)	13.1%
Common Units held by Cheniere Holdings (11,963,488)	3.5%
Subordinated Units held by Cheniere Holdings (135,383,831)	39.3%
Class B Units held by Cheniere Holdings (45,333,334)(a)	13.1%
Class B Units held by Blackstone CQP Holdco LP (100,000,000)(a)	29.0%
General Partner Units (6,893,796)	2.0%

Total	100%

(a)	Does not reflect the accretion of Class B units. The accreted conversion ratio of the Class B units owned by Cheniere Holdings and Blackstone was 1.19 and 1.17, respectively as of September 30, 2013. Please read “Business—Cheniere Holdings—Business.”

Our Principal Executive Offices and Internet Address

Our principal executive offices are located at 700 Milam St., Suite 800, Houston, Texas 77002, and our telephone number is (713) 375-5000. Our website is located at www.chenierepartnersholdings.com and will be activated immediately following consummation of this offering. We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Cheniere Holdings	We are a newly-formed Delaware limited liability company.

Shares offered to the public	36,000,000 shares (or 41,400,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common shares held by Cheniere	195,700,000 shares (or 190,300,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common shares outstanding after this offering	231,700,000 shares.

Cheniere Partners units held by Cheniere Holdings	11,963,488 common units, 135,383,831 subordinated units and 45,333,334 Class B units.

Use of proceeds

We will use all of the net proceeds from this offering of approximately $668.2 million (or $769.4 million if the underwriters exercise their option to purchase additional shares in full) after deducting underwriting discounts and estimated offering expenses, to:

•     repay intercompany indebtedness and payables, in the aggregate amount of approximately $259.8 million; and

•     make a distribution to Cheniere with the remaining proceeds.

The net proceeds from any exercise by the underwriters of their option to purchase additional shares will be used to redeem from Cheniere a number of shares equal to the number of shares issued upon exercise of the option at a price per share equal to the net proceeds (after deducting underwriting discounts but before estimated offering expenses) per share in this offering. Accordingly, any exercise of the underwriters’ option will not affect the total number of shares outstanding. Please read “Underwriting.”

NYSE MKT symbol	We have been authorized to list the shares on the NYSE MKT under the symbol “CQH.”

Our dividend policy	Our LLC Agreement requires us to declare dividends on our shares in an amount equal to the cash that we receive as distributions in respect of the Cheniere Partners units, less income taxes and reserves established by our board of directors, within ten business days after we receive such distributions. Please read “Risk Factors—Risks Relating to the Ownership of Our Shares—The

amount of cash that we have available to pay dividends on our shares will be reduced by, among other things, income taxes and reserves established by our board of directors.”

Cheniere Partners’ cash distribution policy

Cheniere Partners must distribute all of its cash on hand at the end of each quarter, less any reserves established by its general partner. Cheniere Partners refers to this as available cash, and defines its meaning in its partnership agreement (the “Partnership Agreement”).

The Partnership Agreement also requires that Cheniere Partners distribute all of its available cash from operating surplus each quarter in the following manner:

•    first, 98% to the common unitholders and 2% to its general partner, until each common unit has received the initial quarterly distribution of $0.425 plus any arrearages from prior quarters;

•    second, 98% to the subordinated unitholders and 2% to its general partner, until each subordinated unit has received the initial quarterly distribution of $0.425;

•   third, 98% to all unitholders (excluding Class B unitholders), pro rata, and 2% to its general partner, until each unit has received an aggregate distribution equal to $0.489;

•    fourth, 85% to all unitholders (excluding Class B unitholders), pro rata, and 15% to its general partner, until each unitholder receives a total of $0.531 per unit for that quarter;

•    fifth, 75% to all unitholders (excluding Class B unitholders), pro rata, and 25% to its general partner, until each unitholder receives a total of $0.638 per unit for that quarter; and

•   thereafter, 50% to all unitholders (excluding Class B unitholders), pro rata, and 50% to its general partner. Cash distributions on the common units will generally be made within 45 days after the end of each quarter.

U.S. federal income tax matters associated with our shares

Because we will be treated as a corporation for U.S. federal income tax purposes, our shareholders will receive a Form 1099-DIV and will be subject to federal income tax, as well as any applicable state or local income tax, on taxable dividends paid to them. An owner of our shares will not report on its U.S. federal income tax return any of our items of income, gain, loss or deduction. An owner of our shares will not receive a Schedule K-1 and will not be subject to state tax filings in the various states in which

Cheniere Partners conducts business as a result of owning our shares. A tax-exempt investor’s ownership or sale of our shares generally will not generate income derived from an unrelated trade or business regularly carried on by the tax exempt investor, which is generally referred to as UBTI. For a regulated investment company or mutual fund, the ownership or sale of our shares will generate qualifying income. Furthermore, the ownership of our shares by a mutual fund will be treated as a qualifying asset. There generally will be no taxes imposed on gain from the sale of our shares by a non-U.S. person provided it has owned no more than 5% of our shares and our shares are regularly traded on the NYSE MKT. Dividends to non-U.S. persons will be subject to withholding tax of 30% (or a lower treaty rate, if applicable). Please read “Material U.S. Federal Income Tax Consequences.”

Our covenants	Our LLC Agreement provides that our activities generally will be limited to owning Cheniere Partners units, appointing directors to the board of directors of Cheniere Partners’ general partner and activities related to the oversight of the operations of Cheniere Partners as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC—Oversight of Cheniere Partners’ Management and Operations.” Our LLC Agreement also includes covenants that prohibit us from (other than in connection with a Termination Transaction, as defined below, and subject to certain exceptions) taking certain actions outlined below.

Actions that cannot be taken (other than in connection with a termination transaction) without the affirmative vote of the holders of a majority of our outstanding shares at a meeting at which there is a quorum and the affirmative vote or consent of Cheniere, include:

•    selling or otherwise transferring the Cheniere Partners units that we will own as of the closing of this offering; and

• voting any Cheniere Partners units in favor of the removal of Cheniere Energy Partners GP, LLC as the general partner of Cheniere Partners.

Actions that cannot be taken without the affirmative vote of the holders of a majority of our outstanding shares at a meeting at which there is a quorum include:

•    issuing options, warrants or other securities entitling the holder to purchase our shares (other than in connection with employee benefit plans);

•    liquidating, merging or recapitalizing (other than to effect a mere change in legal form); and

•    revoking or changing our election to be treated as a corporation for U.S. federal income tax purposes.

Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement.”

Agreements with Cheniere

Services Agreement.    Under the Services Agreement, Cheniere will provide to us certain general and administrative services to be agreed upon by the parties, including the services of our chief executive officer and chief financial officer until a Cheniere Separation Event Occurs, if any. We will pay Cheniere a fixed fee for providing these services. In addition, we will pay directly for, or reimburse Cheniere for, certain third-party expenses, including any fees that Cheniere incurs on our behalf for financial, legal, accounting, tax advisory and financial advisory services, along with any other expenses incurred in connection with this offering or incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to holders of our shares, tax returns and Form 1099-DIV preparation and distribution, NYSE MKT listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. Cheniere will also provide us with cash management services. Finally, Cheniere has granted us a license to utilize its trademarks for so long as we hold Cheniere Partners units.

Upon a Cheniere Separation Event, our officers and our directors who are also directors or officers of Cheniere would resign. However, Cheniere would continue to provide services to us under the Services Agreement, unless we elect to terminate the Services Agreement. At such time, we would expect to have increased costs related to hiring new officers and financial or business consultants.

Tax Sharing Agreement. In connection with this offering, we intend to enter into a tax sharing agreement (the “Tax Sharing Agreement”) with Cheniere that will govern the respective rights, responsibilities and obligations of Cheniere and us with respect to tax attributes, tax liabilities and benefits, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

Termination Transactions involving Cheniere Partners

Cash Consideration. In a merger involving Cheniere Partners in which we would receive only cash for all Cheniere Partners units that we own, you will be entitled to receive your pro rata share of any cash that we receive for our Cheniere Partners units, less income taxes and reserves established by our board of directors. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs.

Going Private Transaction.    If at any time Cheniere Partners’ general partner and its affiliates own more than 80% of the outstanding Cheniere Partners units, Cheniere Partners’ general partner may elect to purchase all, but not less than all, of the remaining outstanding Cheniere Partners units at a price equal to the higher of (i) the current market price (as defined in the Partnership Agreement) as of the date three days prior to the date notice was mailed to Cheniere Partners unitholders informing them of such election and (ii) the highest price paid by Cheniere Partners’ general partner and its affiliates for any Cheniere Partners units purchased during the 90-day period preceding the date notice was mailed to Cheniere Partners unitholders informing them of such election. In this case, if a Cheniere Separation Event has occurred, we will be required to tender all of our outstanding Cheniere Partners units and distribute to our shareholders the cash we receive, less income taxes and reserves established by our board of directors. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs.

Sale of All or Substantially All of Cheniere Partners’ Assets.    If Cheniere Partners sells all or substantially all of its assets in one or more transactions for cash and makes a distribution of such cash to Cheniere Partners unitholders, we will distribute to our shareholders the cash we receive, less income taxes and reserves established by our board of directors. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs. The transactions described above are referred to as “Termination Transactions.”

Limited call right

If at any time prior to a Cheniere Separation Event Cheniere or any of its affiliates owns 90% or more of our then outstanding securities (other than the director voting share), Cheniere has the right, which it may assign to any of its affiliates to purchase all, but not less than all, of our remaining outstanding shares as of a record date selected by Cheniere, on at least 10 but not more than 60 days’ notice. If Cheniere elects to exercise this purchase right, the purchase price per share will be the greater of:

•    the highest cash price paid by Cheniere or any of its affiliates for any of our shares purchased within the 90 days preceding the date on which Cheniere first mails notice of its election to our shareholders; and

•    the current market price as of the date three days before the date the notice is mailed.

Voting rights

Our board of directors will make decisions with respect to any matter that Cheniere Partners submits to a vote of its unitholders. Although we are prohibited by our LLC Agreement from voting our Cheniere Partners units in favor of the removal of Cheniere Partners’ general partner, the Cheniere Partners units we hold will have the same voting rights as all other Cheniere Partners units of such class.

Through our non-economic voting interest in GP Holdco, which we will hold until a Cheniere Separation Event occurs, we indirectly control the appointment of four directors to the board of directors of Cheniere Partners’ general partner. Our shareholders will be entitled to vote on certain fundamental matters affecting Cheniere Holdings. Because Cheniere owns the director voting share, Cheniere will have the sole ability to elect our directors until a Cheniere Separation Event occurs. If Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, our non-economic voting interest in GP Holdco would be extinguished and we would cease to control GP Holdco. Please read “Risk Factors—Risks Relating to the Ownership of Our Shares—If we cease to control GP Holdco, we may be deemed an ‘investment company,’ which could impose restrictions on us.”

Summary Historical Financial Data of Cheniere Partners and Pro Forma Financial Data of Cheniere Holdings

We are a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes and that, upon consummation of this offering, will own a 55.9% limited partner interest in Cheniere Partners. Our only business will consist of owning Cheniere Partners units, and, accordingly, our results of operations and financial condition will be dependent on the performance of Cheniere Partners. Cheniere Partners is treated as a partnership and is not subject to either federal or state income tax; instead, its partners, including us, are taxed on their allocable shares of Cheniere Partners’ taxable income. The following tables show our summary pro forma financial data as of and for the nine months ended September 30, 2013 and for the year ended December 31, 2012, each of which is derived from the unaudited pro forma financial statements that are included elsewhere in this prospectus.

The following tables also show the summary historical balance sheet of Cheniere Partners as of the dates and for the periods indicated. The summary historical balance sheet as of December 31, 2012 and 2011 and summary historical statement of operations data for the years ended December 31, 2012 and 2011 are derived from the audited historical financial statements of Cheniere Partners that are included elsewhere in this prospectus. The summary historical financial data as of September 30, 2013 and for the nine months ended September 30, 2013 and September 30, 2012 are derived from the unaudited historical financial statements of Cheniere Partners that are included elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the audited historical and unaudited interim financial statements and the accompanying notes included elsewhere in this prospectus. The tables should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Cheniere Energy Partners, L.P. Historical				Cheniere Energy Partners LP Holdings, LLC Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30, 2013	Year Ended December 31, 2012
	2013	2012	2012	2011
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues (including transactions with affiliates)	$201,192	$197,133	$264,498	$283,888	$—	$—
Expenses (including transactions with affiliates)	239,306	173,398	226,253	161,803	750	1,000
Income (loss) from operations	(38,114)	23,735	38,245	122,085	(750)	(1,000)
Other expense	(158,737)	(130,553)	(213,676)	(175,645)	—	—
Equity loss from investment in Cheniere Energy Partners, L.P.	—	—	—	—	(188,775)	(479,662)
Net loss	(196,851)	(106,818)	(175,431)	(53,560)	(189,525)	(480,662)
Basic and diluted net income per common unit(1)	$(0.01)	$0.36	$0.27	$1.23	—	—
Basic and diluted net income per common unit, adjusted to include pre-acquisition date net losses of the Creole Trail Pipeline Business	$(0.11)	$0.22	$0.10	$1.08	—	—
Weighted average number of common units outstanding used for basic and diluted net income per common unit calculation	53,277	31,449	33,470	27,910	—	—
Basic and diluted net income per share					$(0.82)	$(2.07)
Number of shares issued and outstanding at initial public offering					231,700	231,700

	Cheniere Energy Partners, L.P. Historical			Cheniere Energy Partners LP Holdings, LLC Pro Forma
	As of September 30,	As of December 31,		As of September 30, 2013
	2013	2012	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$339,895	$419,292	$81,415	$—
Restricted cash and cash equivalents (current)	210,076	92,519	13,732	—
Non-current restricted cash and cash equivalents	828,360	272,425	82,394	—
Property, plant and equipment, net	5,642,872	3,219,592	2,044,020	—
Total assets	7,570,718	4,265,787	2,267,990	—
Long-term debt, net of discount	5,574,195	2,167,113	2,192,418	—
Long-term deferred revenue	18,500	21,500	25,500	—
Long-term deferred revenue–affiliate	17,173	14,720	12,266	—
Total equity (deficit)	1,725,763	1,879,978	(14,411)	—

(1)	Not adjusted to reflect the impact of the acquisition of the Creole Trail Pipeline Business as if the common unitholders had participated in the pre-acquisition date net losses of the Creole Trail Pipeline Business. See Note 17 to the historical financial statements of Cheniere Partners for an adjusted net income (loss) per common unit that includes the pre-acquisition date net losses of the Creole Trail Pipeline Business.

RISK FACTORS

An investment in our shares involves risks. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our shares. If the circumstances described by certain of the following risk factors were to occur, the business, financial condition or results of operations of Cheniere Partners, and, as a result, us, could be materially and adversely affected. In that case, Cheniere Partners might not be able to pay any distribution on its common units, the trading price of our shares could decline and you could lose all or part of your investment in us. In addition, if the circumstances described by certain of the following risk factors were to occur, our financial condition or the price of our shares could be materially and adversely affected.

Risks Relating to the Ownership of Our Shares

Our only cash-generating assets are our limited partner interests in Cheniere Partners, and our cash flow is therefore completely dependent upon the ability of Cheniere Partners to make cash distributions to its unitholders. Cheniere Partners may not be successful in its efforts to maintain or increase its cash available for distribution on its units.

Our only cash-generating assets will be our limited partner interests in Cheniere Partners. Our cash flow will therefore be completely dependent upon the ability of Cheniere Partners to make distributions to its unitholders. Cheniere Partners may not be successful in its efforts to maintain or increase its cash available for distribution on its units. The amount of cash that Cheniere Partners can distribute each quarter to its unitholders principally depends upon the items discussed under “Risk Factors—Risks Relating to Cheniere Partners’ Cash Distributions.” Because of these factors, Cheniere Partners may not have sufficient available cash each quarter to continue to pay quarterly distributions in respect of the common units at its most recently paid amount of $0.425 per unit or any other amount, and Cheniere Partners may not have sufficient available cash each quarter to make any distributions in respect of the subordinated units. In addition, if Cheniere Partners does not continue to pay quarterly distributions, we will not be able to continue to pay dividends to our shareholders. Consistent with the terms of the Partnership Agreement, Cheniere Partners distributes to its partners all of its available cash each quarter. To the extent Cheniere Partners does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. Furthermore, to the extent Cheniere Partners issues additional units in connection with any acquisitions or expansion capital projects, the payment of distributions on those additional units may increase the risk that Cheniere Partners will be unable to maintain or increase its per unit distribution level, which in turn may lower the amount of cash that we have available to pay dividends on our outstanding shares.

If we issue additional shares or incur debt, the amount of cash that we have available to pay dividends on our outstanding shares could be reduced.

The amount of cash that we have available to pay dividends on our shares will be reduced by, among other things, income taxes and reserves established by our board of directors.

Our LLC Agreement requires us to pay dividends on our shares equal to the amount of cash distributions received from Cheniere Partners in respect of our Cheniere Partners units, less income taxes and any reserves established by our board of directors. Given that our only cash-generating assets will be limited partner interests in Cheniere Partners, and we currently have no independent operations separate from those of Cheniere Partners, we may not have enough cash to meet our needs if our general and administrative expenses increase or if Cheniere Partners’ cash needs increase, resulting in a reduction in Cheniere Partners’ distributions. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement.”

Furthermore, under the Services Agreement, we will pay administrative fees to Cheniere and reimburse it for expenses incurred on our behalf. We may also incur administrative and other expenses directly to operate our company. The payment of fees and the reimbursement of expenses to Cheniere, as well as the incurrence of expenses, will reduce our ability to pay cash dividends to our shareholders. We expect the total costs payable under the Services Agreement, together with any third-party costs we pay directly, to be approximately $2.5 million per year. Upon a Cheniere Separation Event, our directors and officers who are also directors or officers of Cheniere would resign. However, the Services Agreement would not automatically terminate. At such time, we expect that we will have increased costs related to hiring new officers and financial or business consultants. Please read “Certain Relationships and Related Party Transactions.”

If we cease to control GP Holdco, we may be deemed an “investment company,” which could impose restrictions on us.

Immediately after the closing of this offering, we will be relying on an exemption from being regulated as an investment company under the Investment Company Act available to companies engaged in a non-investment company business through a controlled subsidiary. However, if we cease to control GP Holdco for any reason after the closing of this offering, we may be deemed to be an “investment company” within the meaning of the Investment Company Act. If Cheniere’s ownership is reduced to less than 25% of our outstanding shares or if Cheniere otherwise relinquishes the director voting share, which it may do in its sole discretion, our non-economic voting interest in GP Holdco will be extinguished. Our non-economic voting interest in GP Holdco allows us to control GP Holdco and indirectly to appoint four of the eleven directors to the board of directors of Cheniere Partners’ general partner as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” If, for any reason, our non-economic voting interest in GP Holdco is extinguished, we may be subject to regulation as an investment company under the Investment Company Act. As an investment company, we would be subject to restrictions under the Investment Company Act that could be material to our operations and financial flexibility or require changes to our operations, including the following:

•

Cheniere Partners could be deemed an affiliated person with respect to us, and holders of more than 5% of our shares would also be affiliated persons of Cheniere Partners, and sales of securities or other property between us and any affiliated person could be prohibited;

•

we may be required to modify our financial statements to reflect a change from the equity method of accounting to the fair value method of accounting, which might result in a change to the way we value our assets;

•

we would be restricted from having more than one class of senior debt securities and one class of senior equity securities, such as indebtedness or preferred stock, and we could only issue such senior securities if certain coverage tests are met relative to payments to be made to holders of senior securities, including asset coverage of 300% for debt securities and asset coverage of 200% for preferred stock;

•

we would be subject to compliance review and record-keeping requirements that would add to our operating expenses and increase the amount of cash we would have to reserve from the distributions we receive from Cheniere Partners to enable us to pay such expenses;

•

there may be restrictions on the extent to which certain types of investors could invest in our shares, such as registered investment companies, Section 3(c)(1) funds and Section 3(c)(7) funds (traditionally hedge funds and private equity funds);

•	we would be restricted from selling our shares in subsequent offerings for less than the net asset value of our underlying assets; and

•	we would be subject to stricter corporate governance requirements, including the requirement that at least 40% of our directors qualify as “independent.”

In addition to the factors listed above, we believe that we would not be a company with the characteristics that are typically associated with investment companies that the SEC is accustomed to regulating under the Investment Company Act. Therefore, the SEC might seek to impose additional operational restrictions on us that could have a material adverse effect on our results of operations.

Upon a Cheniere Separation Event, we may lose the ability to disclose developments about Cheniere Partners’ business and results of operations to our shareholders in a timely manner.

If Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, which we refer to as a “Cheniere Separation Event,” our non-economic voting interest in GP Holdco will be extinguished. Upon a Cheniere Separation Event, we would no longer have access to information about developments regarding Cheniere Partners’ business and results of operations (other than information that Cheniere Partners reports to the public). We would consequently be unable to provide information concerning Cheniere Partners’ business to our shareholders simultaneously with announcements by Cheniere Partners in our annual, quarterly and current reports or in any future offering documents relating to our securities. Any delay in our ability to announce information regarding Cheniere Partners’ business and results of operations could have an adverse effect on the market price of our shares.

Cheniere will initially own a majority of our outstanding shares and the director voting share and will therefore be able to amend our LLC Agreement and elect and remove members of our board of directors without the vote of the holders of any shares sold in this offering.

After giving effect to this offering, Cheniere will continue to own 84.5% of our outstanding shares, as well as our director voting share. As described under “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement,” by holding the director voting share and more than 50% of our outstanding shares, Cheniere will have the ability to control us, including amending our LLC Agreement, without the vote of a holder of any shares sold in this offering. Furthermore, under Delaware law, Cheniere will be able to take certain actions by written consent of the majority of the outstanding shares without calling a meeting of our shareholders. In addition, as the owner of our director voting share, Cheniere will have the sole ability to elect our directors until a Cheniere Separation Event. While Cheniere continues to beneficially own a majority of our outstanding shares and our director voting share, shareholders that are not affiliated with Cheniere will have limited voting rights on matters affecting our business, which could affect the price at which our shares trade.

If Cheniere transfers its interest in GP Holdco to a nonaffiliate, it will lose its ability to appoint the members of our board of directors.

Immediately following this offering, Cheniere will own the director voting share, the sole share entitled to vote in the election of our directors. In the event Cheniere transfers its interest in GP Holdco to a non-affiliate, it will also be required to transfer the director voting share. Any such change in the ownership of the director voting share could have an adverse impact on the market price of our shares and our financial results.

Our LLC Agreement prohibits us from selling Cheniere Partners units that we will own immediately after the closing of this offering, and we are restricted from selling the Cheniere Partners units that we own by applicable securities laws.

Our LLC Agreement prohibits us from selling, pledging or otherwise transferring any of the common units, subordinated units or Class B units that we will own immediately after this offering, or the common units into which the subordinated units and Class B units convert. Unlike a business that can sell its assets in order to generate cash or increase liquidity, we would be unable to do so without an amendment of our LLC Agreement. Although Cheniere, through its ownership of 84.5% of our shares, will be able to amend our LLC Agreement immediately after this offering, the Cheniere Partners units we hold will constitute restricted securities under the Securities Act of 1933, as amended (the “Securities Act”). Absent an amendment to our LLC Agreement and an effective registration statement covering the sale of our Cheniere Partners units, we will be unable to generate cash through sales of the Cheniere Partners units we will hold immediately after this offering, which could affect our liquidity. In addition, until a Cheniere Separation Event, we will need Cheniere’s consent to sell any of the Cheniere Partners units that we will hold immediately after this offering. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Our Limited Liability Company Agreement—Covenants.”

Our LLC Agreement does not prohibit us from purchasing additional Cheniere Partners units after this offering, although we have no current intention to do so. However, if we did acquire additional Cheniere Partners units after this offering, we would be unable to sell any such additional Cheniere Partners units without an effective registration statement covering the sale of those Cheniere Partners units or an exemption from the registration requirements. If we choose to sell Cheniere Partners units pursuant to the exemption from registration provided by Rule 144 under the Securities Act, our sales of such Cheniere Partners units would be subject to volume limitations, regardless of whether we continue to be an “affiliate” of Cheniere Partners (as such term is defined under the Securities Act). However, if we are unable to sell Cheniere Partners units that we acquire on the open market, our liquidity and cash flows could be adversely affected.

We will be restricted from acquiring additional Cheniere Partners units with the proceeds of indebtedness, if that indebtedness is secured by Cheniere Partners units that we own, to the extent those secured Cheniere Partners units would constitute margin securities.

If we acquire additional Cheniere Partners units with the proceeds of indebtedness, and we secure that indebtedness with the Cheniere Partners units that we own, we will be restricted from securing the Cheniere Partners units to the extent they would be considered “margin securities” under Regulation T of the Board of Governors of the Federal Reserve System, which generally restricts us from taking on secured debt with an aggregate principal amount of greater than 40% of the value of the Cheniere Partners units securing the debt.

There is no existing market for our shares and even if such a market does develop, which we cannot assure you will happen, the market price of our shares may be less than the price you paid for your shares, and the value of our shares may be difficult for investors to accurately assess.

Prior to this offering, there has been no public market for our shares. After this offering, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Cheniere does not currently intend to allow us to sell additional shares in any transaction that would result in Cheniere owning less than 80% of our outstanding shares, nor does Cheniere currently intend to sell or otherwise dispose of the shares in us that it owns other than those that may be redeemed upon exercise of the underwriters’ option to purchase additional shares, making it less likely that a liquid market may ever develop. You may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the shares that will prevail in the trading market. The market price of our shares may decline below the initial public offering price. The market price of our shares may also be influenced by many factors, some of which are beyond our control, including:

•	the trading price of Cheniere Partners units;

•	the level of Cheniere Partners’ quarterly distributions (including whether Cheniere Partners is paying distributions on the subordinated units) and our quarterly dividends;

•	Cheniere Partners’ quarterly or annual earnings or those of other companies in its industry;

•	the loss of a large customer by Cheniere Partners;

•	announcements by Cheniere Partners or its competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the impact of Investment Company Act regulations on our business;

•	future sales of our shares; and

•	other factors described in these “Risk Factors.”

In addition, a number of factors may make it difficult for investors to accurately assess the value of our shares and may adversely impact the market price of our shares. These factors include, but are not limited to, the following:

•	we are a limited liability company structured as a non-operating holding company that owns, and upon completion of this offering our only business will consist of owning, Cheniere Partners units;

•

our financial condition and results of operations following this offering will depend entirely upon the performance of Cheniere Partners, and we do not expect to have any revenues or cash flow other than from distributions that we receive in respect of our Cheniere Partners units;

•	due to the illiquid nature of the subordinated and Class B units that we own, it will be difficult to value our assets;

•

we will account for our ownership of the Cheniere Partners units in our financial statements using the equity method of accounting, which will show historical cost, but items of income and expense related to the Cheniere Partners units will not necessarily be reported and our financial statements may not accurately reflect the value of Cheniere Partners’ assets and operations as they relate to the value of our ownership in Cheniere Partners; and

•	we have elected to be treated as a corporation for federal income tax purposes.

If investors are unable to adequately value our shares due to these and other factors, the market price of our shares may not accurately reflect the underlying value of our shares, which could result in a loss of some or all of your investment in us.

Our share price may be substantially different than the market price of the Cheniere Partners units that we own.

We do not expect the price of our shares to be linked to the market price of the Cheniere Partners units for the following reasons:

•	our shares will not be issued on a one to one ratio with the number of Cheniere Partners units that we hold;

•

the aggregate amount of dividends on our shares may be lower than the aggregate amount of distributions we receive because the cash we have to pay dividends may be reduced by income taxes and reserves established by our board of directors;

•

our assets include the subordinated units, which do not currently receive cash distributions, and the Class B units, neither of which is admitted for trading on a national securities exchange nor has a liquid trading market; and

•	the risks described under “—Risks Relating to the Ownership of Our Shares,” “—Risks Inherent in Our Investment in Cheniere Partners” and “Tax Risks to Shareholders.”

Upon a Termination Transaction as described under “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Our Limited Liability Company Agreement—Termination Transactions Involving Cheniere Partners,” the aggregate net proceeds that our shareholders receive from us may, as a result of our corporate income tax liabilities from the transaction and other factors, be substantially lower than the aggregate net proceeds received by us from Cheniere Partners. As a result of these considerations, our shares may trade at a substantial discount to the market price of the Cheniere Partners units, and the trading price of our shares may not be linked to the trading price of the Cheniere Partners units.

We may issue additional shares without shareholder approval, which would dilute your indirect ownership interest in Cheniere Partners.

Our LLC Agreement does not limit the number of additional shares that we may issue at any time without the approval of our shareholders. The issuance by us of additional shares or other equity securities of equal or senior rank will have the following effects:

•	our existing shareholders’ proportionate ownership interest will decrease;

•	the amount of cash available for dividends on each share may decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our shares may decline.

We will be a “controlled company” within the meaning of the NYSE MKT rules and intend to rely on exemptions from various corporate governance requirements immediately following the closing of this offering.

We have been authorized to list our shares on the NYSE MKT. A company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” within the meaning of the NYSE MKT rules. A “controlled company” may elect not to comply with various corporate governance requirements of the NYSE MKT, including the requirement that a majority of its board of directors consist of independent directors, the requirement that its nominating and governance committee consist of all independent directors and the requirement that its compensation committee consist of all independent directors.

Following this offering, we believe that we will be a “controlled company” because Cheniere will own a majority of our outstanding shares and the director voting share. Because we intend to rely on certain of the “controlled company” exemptions and will not have a compensation committee or a nominating and corporate governance committee, you may not have the same corporate governance advantages afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE MKT.

In addition, the rules of the NYSE MKT require us to obtain the affirmative vote from holders of at least a majority of our outstanding shares in order to issue, in a private offering, greater than 20% of our outstanding shares for less than the greater of book and market value of our shares. However, until such time as Cheniere ceases to own a majority of our outstanding shares, we would be able to make such an offering with the written consent of Cheniere and without the vote of any other of our shareholders.

Our financial statements do not currently, and may not in the future, reflect the value of our assets in a manner familiar to investors.

Cheniere Partners has not been profitable, and because we use the equity method of accounting, as of September 30, 2013, we reflect our investment in Cheniere Partners as having no value.

Because Cheniere Partners does not expect to be profitable in the near future, our balance sheet is likely to continue to reflect our assets as having no value for some period after Cheniere Partners does become profitable. It may therefore be difficult for investors to easily assess our business and results of operations, which could adversely affect the trading price of our shares.

You will experience immediate and substantial dilution in pro forma net tangible book value of $20.00 per share.

The initial public offering price of $20.00 per share exceeds our pro forma net tangible book value of $0 per share. Based on the initial public offering price of $20.00 per common share, you will incur immediate and substantial dilution of $20.00 per common share. Please read “Dilution.”

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, which could make our shares less attractive to investors.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. In addition, for so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

•	submit certain executive compensation matters to shareholder advisory votes, such as “say on pay” and “say on frequency.”

Furthermore, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Although we intend to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year during which our total annual gross revenues exceed $1 billion or more; (ii) December 31, 2018; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will be deemed a large accelerated filer on the first day of the fiscal year after the market value of our common equity held by non-affiliates exceeds $700 million, measured as of the previous June 30. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot assure you that we will be able to utilize part or all of the benefits from the JOBS Act. We cannot predict whether investors will find our shares less attractive to the extent that we rely on the exemptions available to emerging growth companies. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We are an emerging growth company as defined in the JOBS Act and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of this prospectus, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding three years. As an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Risks Relating to Cheniere Partners’ Financial Matters

Cheniere Partners’ existing level of cash resources, negative operating cash flow and significant debt could cause it to have inadequate liquidity and could materially and adversely affect its business, financial condition and prospects.

As of September 30, 2013, Cheniere Partners had $339.9 million of cash and cash equivalents, $1.0 billion of restricted cash and cash equivalents and $5.6 billion of total debt outstanding on a consolidated basis (before debt discounts). Cheniere Partners incurs significant interest expense relating to the assets at the Sabine Pass LNG terminal, the Liquefaction Project and the Creole Trail Pipeline, and it anticipates needing to incur substantial additional debt and issue equity to finance the construction of Trains 5 and 6 of the Liquefaction Project. Cheniere Partners’ ability to fund its capital expenditures and refinance its indebtedness will depend on its ability to access the capital markets. Furthermore, its costs could increase or future borrowings or equity offerings may be unavailable to it or unsuccessful, which could cause it to be unable to pay or refinance its indebtedness or to fund its other liquidity needs.

Cheniere Partners has not been profitable historically. Cheniere Partners may not achieve profitability or generate positive operating cash flow in the future.

Cheniere Partners had net losses of $175.4 million and $53.6 million for the years ended December 31, 2012 and 2011, respectively, and net losses of $196.9 million for the nine months ended September 30, 2013. In addition, its net cash flow used in operating activities was $16.1 million for the nine months ended September 30, 2013 and $37.7 million for the year ended December 31, 2012. In the future, Cheniere Partners may incur operating losses and experience negative operating cash flow. It may not be able to reduce costs, increase revenues, or reduce its debt service obligations sufficiently to maintain its cash resources, which could cause it to have inadequate liquidity to continue its business.

In addition, Cheniere Partners will continue to incur significant capital and operating expenditures while it develops and constructs the Liquefaction Project. It currently expects that it will not begin to receive cash flows from operations under any SPA until late 2015, at the earliest. Any delays beyond the expected development period for Train 1 would prolong, and could increase the level of, Cheniere Partners’ operating losses and negative operating cash flows. Cheniere Partners’ future liquidity may also be affected by the timing of construction financing availability in relation to the incurrence of construction costs and other outflows and by the timing of receipt of cash flows under SPAs in relation to the incurrence of project and operating expenses. Moreover, many factors (including factors beyond

Cheniere Partners’ control) could result in a disparity between liquidity sources and cash needs, including factors such as construction delays and breaches of agreements. Cheniere Partners’ ability to generate positive operating cash flow and achieve profitability in the future is dependent on its ability to successfully and timely complete the applicable Train.

In order to generate needed amounts of cash, Cheniere Partners may sell equity or equity-related securities, including additional common units. Such sales could dilute Cheniere Partners unitholders’ proportionate indirect interests in its assets, business operations, Liquefaction Project and other projects, and could adversely affect the market price of the common units.

Cheniere Partners has pursued and is pursuing a number of alternatives in order to generate needed amounts of cash, including potential issuances and sales of additional equity or equity-related securities. Such sales, in one or more transactions, could dilute the common unitholders’ proportionate indirect interests in its assets, business operations and proposed projects, including the Liquefaction Project. In addition, such sales, or the anticipation of such sales, could adversely affect the market price of the common units.

Cheniere Partners’ ability to generate needed amounts of cash is substantially dependent upon the performance by customers under long-term contracts that it has entered into, and it could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason.

Cheniere Partners’ future results and liquidity are substantially dependent upon performance by Chevron and Total, each of which has entered into a TUA with Sabine Pass LNG and agreed to pay Sabine Pass LNG approximately $125 million annually, and, upon satisfaction of the conditions precedent to payment thereunder, by BG, Gas Natural Fenosa, KOGAS, GAIL, Total and Centrica, each of which has entered into an SPA with Sabine Pass Liquefaction and agreed to pay Sabine Pass Liquefaction approximately $723 million, $454 million, $548 million, $548 million, $314 million and $274 million annually, respectively. Cheniere Partners is dependent on each customer’s continued willingness and ability to perform its obligations under its SPA. Cheniere Partners is also exposed to the credit risk of any guarantor of these customers’ obligations under their respective TUA or SPA in the event that Cheniere Partners must seek recourse under a guaranty. If any customer fails to perform its obligations under its TUA or SPA, Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects could be materially and adversely affected, even if Cheniere Partners were ultimately successful in seeking damages from that customer or its guarantor for a breach of the TUA or SPA.

Each of Cheniere Partners’ customer contracts is subject to termination under certain circumstances.

Each of Sabine Pass LNG’s long-term TUAs contains various termination rights. For example, each customer may terminate its TUA if the Sabine Pass LNG terminal experiences a force majeure delay for longer than 18 months, fails to redeliver a specified amount of natural gas in accordance with the customer’s redelivery nominations or fails to accept and unload a specified number of the customer’s proposed LNG cargoes. Sabine Pass LNG may not be able to replace these TUAs on desirable terms, or at all, if they are terminated.

Each of Sabine Pass Liquefaction’s SPAs contain various termination rights allowing, customers to terminate their SPAs, including, without limitation: (i) upon the occurrence of certain events of force majeure; (ii) if Cheniere Partners fails to make available specified scheduled cargo quantities; (iii) delays in the commencement of commercial operations; and (iv) if the conditions precedent contained in the Total and Centrica SPAs are not met or waived by specified dates. Cheniere Partners may not be able to replace these SPAs on desirable terms, or at all, if they are terminated.

Cheniere Partners’ use of hedging arrangements may adversely affect its future results of operations or liquidity.

To reduce its exposure to fluctuations in the price, volume and timing risk associated with the purchase of natural gas, Cheniere Partners uses futures, swaps and option contracts traded or cleared on the Intercontinental Exchange and the New York Mercantile Exchange (“NYMEX”), or over-the-counter options and swaps with other natural gas merchants and financial institutions. Hedging arrangements would expose Cheniere Partners to risk of financial loss in some circumstances, including when:

•	expected supply is less than the amount hedged;

•	the counterparty to the hedging contract defaults on its contractual obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

The use of derivatives also may require the posting of cash collateral with counterparties, which can impact working capital when commodity prices change.

The swaps regulatory provisions of the Dodd-Frank Act and the rules adopted thereunder could have an adverse impact on Cheniere Partners’ ability to hedge risks associated with its business and on Cheniere Partners’ results of operations and cash flows.

Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) establishes federal oversight and regulation of the over-the-counter (“OTC”) derivatives market and entities, such as Cheniere Partners, that participate in that market. The provisions of that title of the Dodd-Frank Act and the rules of the Commodity Futures Trading Commission (“CFTC”) and the SEC adopted and proposed to be adopted thereunder, regulate certain swaps entities, require clearing of certain swaps by clearing organizations and execution of certain swaps on contract markets or swap execution facilities, and require certain reporting and recordkeeping of swaps. They also give the CFTC the authority to establish limits on the positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, including Henry Hub natural gas, held by market participants, with exceptions for certain bona fide hedging transactions. The CFTC’s rules establishing position limits were vacated by a federal district court in September 2012. However, on November 5, 2013, the CFTC proposed new position limits rules that would modify and expand the applicability of position limits on certain core futures and equivalent swaps contracts for or linked to certain physical commodities, including Henry Hub natural gas, that market participants could hold with exceptions for certain bona fide hedging transactions.

The CFTC has designated certain interest rate swaps and certain index credit default swaps for mandatory clearing and set compliance dates for three different categories of market participants who are parties to such swaps, the earliest of which was March 11, 2013 and the latest of which was September 9, 2013. The CFTC has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing. Although Cheniere Partners expects to qualify for the end-user exception from the mandatory clearing and trade execution requirements for Cheniere Partners’ swaps entered to hedge its commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that Cheniere Partners uses for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require Cheniere Partners’ counterparties to require that Cheniere Partners enter into credit support documentation and/or post initial and variation margin; however, the proposed margin rules are not yet final, and therefore the application of those provisions to us is uncertain at this time. Provisions of the Dodd-Frank Act may also cause Cheniere Partners’ derivatives counterparties to spin off some or all of their derivatives activities to a separate entity, which could be Cheniere Partners’ counterparty in future swaps and which entity may not be as creditworthy as the current counterparty.

The Dodd-Frank Act’s swaps regulatory provisions and the related rules could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect Cheniere Partners’ available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks that Cheniere Partners encounters, reduce Cheniere Partners’ ability to monetize or restructure its existing derivative contracts, and increase Cheniere Partners’ exposure to less creditworthy counterparties. If, as a result of the swaps regulatory regime discussed above, Cheniere Partners were to reduce its use of swaps to hedge its risks, such as commodity price risks that it encounters in its operations, Cheniere Partners’ results of operations and cash flows may become more volatile and could be otherwise adversely affected.

Risks Relating to Cheniere Partners’ Business

Operation of the Sabine Pass LNG terminal, the Liquefaction Project, the Creole Trail Pipeline and other facilities that Cheniere Partners may construct involves significant risks.

As more fully discussed in these risk factors, the Sabine Pass LNG terminal, the Liquefaction Project, the Creole Trail Pipeline and Cheniere Partners’ other existing and proposed facilities face operational risks, including the following:

•	the facilities’ performing below expected levels of efficiency;

•	breakdown or failures of equipment;

•	operational errors by vessel or tug operators;

•	operational errors by Cheniere Partners or any contracted facility operator;

•	labor disputes; and

•	weather-related interruptions of operations.

Cheniere Partners may not be successful in implementing its proposed business strategy to provide liquefaction capabilities at the Sabine Pass LNG terminal adjacent to the existing regasification facilities.

The Liquefaction Project will require very significant financial resources, which may not be available on terms reasonably acceptable to Cheniere Partners or at all. Cheniere Partners’ SPAs with Total and Centrica contain certain conditions precedent, including, but not limited to, receiving regulatory approvals, securing necessary financing arrangements and making a final investment decision to construct Train 5. If these conditions are not met by June 30, 2015, each of Total and Centrica may terminate its respective SPA.

It will take several years to construct Cheniere Partners’ proposed liquefaction facilities, and Cheniere Partners does not expect Train 1 to produce LNG until late 2015 at the earliest. Even if successfully constructed, Cheniere Partners’ proposed liquefaction facilities would be subject to the operating risks described herein. Accordingly, there are many risks associated with the Liquefaction Project, and if Cheniere Partners is not successful in implementing its business strategy, it may not be able to generate cash flows, which could have a material adverse impact on its business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Cost overruns and delays in the completion of one or more Trains, as well as difficulties in obtaining sufficient financing to pay for such costs and delays, could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

The actual construction costs of the Trains may be significantly higher than Cheniere Partners’ current estimates as a result of many factors, including change orders under existing or future engineering, procurement and construction contracts. Cheniere Partners does not have any prior experience in constructing liquefaction facilities, and no liquefaction facilities have been constructed and placed in service in the United States in over 40 years. As construction progresses, Cheniere Partners may decide or be forced to submit change orders to its contractor that could result in longer construction periods, higher construction costs or both.

Key factors that may affect the timing of, cost of, or Cheniere Partners’ ability to complete, one or more of its proposed Trains include, but are not limited to:

•

the issuance and/or continued availability of necessary permits, licenses and approvals from governmental agencies and third parties as are required to construct and operate its proposed liquefaction facilities;

•	the availability of sufficient financing on reasonable terms, or at all;

•	its ability to satisfy the conditions precedent in SPAs with customers by specified dates;

•

its ability to enter into additional satisfactory agreements with contractors and to maintain good relationships with these contractors in order to construct its proposed liquefaction facilities within the expected cost parameters, and the ability of those contractors to perform their obligations under the contracts and to maintain their creditworthiness;

•	shortages of materials or delays in delivery of materials;

•	local and general economic conditions;

•	catastrophes, such as explosions, fires and product spills;

•	resistance in the local community to the project to add liquefaction capabilities at the Sabine Pass LNG terminal adjacent to the existing regasification facilities;

•	the ability to attract sufficient skilled and unskilled labor, increases in the level of labor costs and the existence of any labor disputes; and

•	weather conditions, such as hurricanes.

Delays in the construction of one or more Trains beyond the estimated development periods, as well as change orders to the EPC Contracts with Bechtel or any future engineering, procurement and construction contract related to additional Trains, could increase the cost of completion beyond the amounts that Cheniere Partners currently estimates, which could require it to obtain additional sources of financing to fund its operations until the Liquefaction Project is constructed (which could cause further delays). Cheniere Partners’ ability to obtain financing that may be needed to provide additional funding to cover increased costs will depend, in part, on factors beyond its control. Accordingly, Cheniere Partners may not be able to obtain financing on terms that are acceptable to it, or at all. Even if Cheniere Partners is able to obtain financing, it may have to accept terms that are disadvantageous to it or that may have a material adverse effect on its current or future business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Delays in the completion of one or more Trains could lead to reduced revenues or termination of one or more of the SPAs by Cheniere Partners’ counterparties.

Any delay in completion of a Train could cause a delay in the receipt of revenues projected therefrom, or cause a loss of one or more customers in the event of significant delays. As a result, any significant construction delay, whatever the cause, could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Cheniere Partners’ ability to complete development of additional Trains will be contingent on its ability to obtain additional funding.

Cheniere Partners will require significant additional funding to be able to commence construction of Train 5 and Train 6, which it may not be able to obtain at a cost that results in positive economics, or at all. The inability to achieve acceptable funding may cause a delay in development of additional Trains. If it is able to obtain funding, the funding may be inadequate to cover any increases in costs or delays in completion of the applicable Train, which may cause a delay in the receipt of revenues projected therefrom or cause a loss of one or more customers in the event of significant delays. As a result, any significant construction delay, whatever the cause, could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

To maintain the cryogenic readiness of the Sabine Pass LNG terminal, Sabine Pass LNG may need to purchase and process LNG. Sabine Pass LNG’s TUA customers, including Sabine Pass Liquefaction, have the obligation to procure LNG if necessary for the Sabine Pass LNG terminal to maintain its cryogenic state. If they fail to do so, Sabine Pass LNG may need to procure such LNG.

Sabine Pass LNG needs to maintain the cryogenic readiness of the Sabine Pass LNG terminal. Together with Sabine Pass Liquefaction, the two third-party TUA customers have the obligation to maintain minimum inventory levels, and, under certain circumstances, to procure LNG to maintain the cryogenic readiness of the terminal. In the event that aggregate minimum inventory levels are not maintained, Sabine Pass LNG has the right to procure a cryogenic readiness cargo or cure a minimum inventory condition, and to be reimbursed by each TUA customer for their allocable share of the LNG acquisition costs. If Sabine Pass LNG is not able to obtain financing on acceptable terms, it will need to maintain sufficient working capital for such a purchase until it receives reimbursement for the allocable costs of the LNG from its TUA customers or sells the regasified LNG.

Sabine Pass LNG may be required to purchase natural gas to provide fuel at the Sabine Pass LNG terminal, which would increase operating costs and could have a material adverse effect on Cheniere Partners’ results of operations.

Sabine Pass LNG’s TUAs provide for an in-kind deduction of 2% of the LNG delivered to the Sabine Pass LNG terminal, which it uses primarily as fuel for revaporization and self-generated power and to cover natural gas unavoidably lost at the facility. There is a risk that this 2% in-kind deduction will be insufficient for these needs and that Sabine Pass LNG will have to purchase additional natural gas from third parties. Sabine Pass LNG will bear the cost and risk of changing prices for any such fuel.

Hurricanes or other disasters could result in an interruption of Cheniere Partners’ operations, a delay in the completion of the Liquefaction Project, higher construction costs, and the deferral of the dates on which payments are due to Sabine Pass Liquefaction under the SPAs, all of which could adversely affect Cheniere Partners.

In August and September of 2005, Hurricanes Katrina and Rita damaged coastal and inland areas located in Texas, Louisiana, Mississippi and Alabama, resulting in the temporary suspension of construction of the Sabine Pass LNG terminal. In September 2008, Hurricane Ike struck the Texas and Louisiana coast, and the Sabine Pass LNG terminal experienced minor damage.

Future storms and related storm activity and collateral effects, or other disasters such as explosions, fires, floods or accidents, could result in damage to, or interruption of operations at, the Sabine Pass LNG terminal and related infrastructure, as well as delays or cost increases in the construction and the development of the Liquefaction Project and related infrastructure. If there are changes in the global climate, storm frequency and intensity may increase; should it result in rising seas, Cheniere Partners’ coastal operations may be impacted.

Failure to obtain and maintain approvals and permits from governmental and regulatory agencies with respect to the design, construction and operation of Cheniere Partners’ facilities could impede operations and construction and could have a material adverse effect on Cheniere Partners.

The design, construction and operation of interstate natural gas pipelines, LNG terminals, including the Liquefaction Project, and other facilities, and the import and export of LNG and the transportation of natural gas, are highly regulated activities. The approval of the FERC under Section 3 and Section 7 of the Natural Gas Act of 1938, as amended (“NGA”), as well as several other material governmental and regulatory approvals and permits, including several under the Clean Air Act (the “CAA”) and the Clean Water Act (the “CWA”), are required in order to construct and operate an LNG facility and an interstate natural gas pipeline. Although the FERC has issued an order under the Section 3 of the NGA authorizing the siting, construction and operation of four Trains, the FERC order requires Cheniere Partners to obtain certain additional approvals in conjunction with ongoing construction and operations of its proposed liquefaction facilities. In addition, Cheniere Partners’ application to FERC under Section 3 of the NGA for authorization to site, construct and operate two additional Trains is currently pending and will be subject to an Environmental Assessment by FERC and comment from the public and intervenors. Authorizations obtained from other federal and state regulatory agencies also contain ongoing conditions, and additional approval and permit requirements may be imposed. Cheniere Partners cannot control the outcome of the review and approval process. It does not know whether or when any such approvals or permits can be obtained, or whether or not any existing or potential interventions or other actions by third parties will interfere with its ability to obtain and maintain such permits or approvals. If it is unable to obtain and maintain the necessary approvals and permits, Cheniere Partners may not be able to recover its investment in its projects. There is no assurance that Cheniere Partners will obtain and maintain these governmental permits, approvals and authorizations, or that it will be able to obtain them on a timely basis, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on its business, financial condition, operating results, liquidity and prospects.

Cheniere Partners is entirely dependent on Cheniere, including employees of Cheniere and its subsidiaries, for key personnel, and a loss of key personnel could have a material adverse effect on its business.

As of October 31, 2013, Cheniere and its subsidiaries had 395 full-time employees, including 215 employees who directly supported the Sabine Pass LNG terminal operations, the Liquefaction Project and CTPL. Cheniere Partners has contracted with subsidiaries of Cheniere to provide the personnel necessary for the operation, maintenance and management of the Sabine Pass LNG terminal, the Creole Trail Pipeline and construction of the Liquefaction Project. Cheniere Partners faces competition for these highly skilled employees in the immediate vicinity of the Sabine Pass LNG terminal and more generally from the Gulf Coast hydrocarbon processing and construction industries. A shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult to attract and retain personnel and could require an increase in the wage and benefits packages that are offered, thereby increasing Cheniere Partners’ operating costs.

The executive officers of Cheniere Partners’ general partner are officers and employees of Cheniere and its affiliates. Cheniere Partners does not maintain key person life insurance policies on any personnel, and its general partner does not have any employment contracts or other agreements with key personnel binding them to provide services for any particular term. The loss of the services of any of these individuals could have a material adverse effect on Cheniere Partners’ business. In addition, Cheniere Partners’ future success will depend in part on the ability of its general partner to engage, and Cheniere’s ability to attract and retain, additional qualified personnel.

Cheniere Partners has numerous contractual and commercial relationships, and conflicts of interest, with Cheniere and its affiliates, including Cheniere Marketing.

Cheniere Partners has agreements to compensate and to reimburse expenses of affiliates of Cheniere. In addition, Cheniere Energy Investments, LLC (“Cheniere Investments”), a wholly owned subsidiary of Cheniere Partners, has entered into a variable capacity rights agreement (“VCRA”) with Cheniere Marketing, under which Cheniere Marketing will be able to derive economic benefits to the extent it assists Cheniere Investments in commercializing Cheniere Investments’ access to capacity at the Sabine Pass LNG terminal through its terminal use rights assignment and agreement (“TURA”) with Sabine Pass Liquefaction, which has a TUA with Sabine Pass LNG. In addition, Cheniere Marketing has entered into an SPA to purchase, at its option, up to 104,000,000 MMBtu/yr of LNG produced from Train 1 through Train 4. All of these agreements involve conflicts of interest between Cheniere Partners, on the one hand, and Cheniere and its other affiliates, on the other hand.

Cheniere Partners expects that there will be additional agreements or arrangements with Cheniere and its affiliates, including future transportation, interconnection and gas balancing agreements with one or more Cheniere-affiliated natural gas pipelines as well as other agreements and arrangements that cannot now be anticipated. In those circumstances where additional contracts with Cheniere and its affiliates may be necessary or desirable, additional conflicts of interest will be involved.

Cheniere Partners is dependent on Cheniere and its affiliates to provide services to it. If Cheniere or its affiliates are unable or unwilling to perform according to the negotiated terms and timetable of their respective agreement for any reason or terminates their agreement, Cheniere Partners would be required to engage a substitute service provider. This could result in a significant interference with operations and increased costs. In addition, Cheniere is currently developing the Corpus Liquefaction Project and may enter into commercial arrangements with respect to the Corpus Liquefaction Project that might otherwise have been entered into with respect to Train 6.

Cheniere Partners is dependent on Bechtel and other contractors for the successful completion of the Liquefaction Project.

Timely and cost-effective completion of the Liquefaction Project in compliance with agreed specifications is central to Cheniere Partners’ business strategy and is highly dependent on Bechtel’s and the performance of other Cheniere Partners’ contractors under their agreements. The ability of Bechtel and other contractors of Cheniere Partners to perform successfully under their agreements is dependent on a number of factors, including their ability to:

•	design and engineer each Train to operate in accordance with specifications;

•	engage and retain third-party subcontractors and procure equipment and supplies;

•	respond to difficulties such as equipment failure, delivery delays, schedule changes and failure to perform by subcontractors, some of which are beyond their control;

•	attract, develop and retain skilled personnel, including engineers;

•	post required construction bonds and comply with the terms thereof;

•	manage the construction process generally, including coordinating with other contractors and regulatory agencies; and

•	maintain their own financial condition, including adequate working capital.

Although some agreements may provide for liquidated damages, if the contractor fails to perform in the manner required with respect to certain of its obligations, the events that trigger a requirement to pay liquidated damages may delay or impair the operation of the applicable liquefaction facility, and any liquidated damages that Cheniere Partners receives may not be sufficient to cover the damages that Cheniere Partners suffers as a result of any such delay or impairment. The obligations of Bechtel and Cheniere Partners’ other contractors to pay liquidated damages under their agreements are subject to caps on liability, as set forth therein. Furthermore, Cheniere Partners may have disagreements with its contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under their contracts and increase the cost of the applicable liquefaction facility or result in a contractor’s unwillingness to perform further work on the Liquefaction Project. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or terminates its agreement, Cheniere Partners would be required to engage a substitute contractor. This would likely result in significant project delays and increased costs, which could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Cheniere Partners is relying on third-party engineers to estimate the future capacity ratings and performance capabilities of its proposed liquefaction facilities, and these estimates may prove to be inaccurate.

Cheniere Partners is relying on third parties, principally Bechtel, for the design and engineering services underlying its estimates of the future capacity ratings and performance capabilities of its proposed liquefaction facilities. If any Train, when actually constructed, fails to have the capacity ratings and performance capabilities that Cheniere Partners intends, its estimates may not be accurate. Failure of any of the Trains to achieve its intended capacity ratings and performance capabilities could prevent Cheniere Partners from achieving the commercial start dates under its SPAs and could have a material adverse effect on its business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

If third-party pipelines and other facilities interconnected to Cheniere Partners’ pipelines and facilities are or become unavailable to transport natural gas, this could have a material adverse effect on its business, financial condition, operating results, liquidity and prospects.

Cheniere Partners will depend upon third-party pipelines and other facilities that will provide gas delivery options to its Liquefaction Project and to and from the Creole Trail Pipeline. If the construction of new or modified pipeline connections is not completed on schedule or any pipeline connection were to become unavailable for current or future volumes of natural gas due to repairs, damage to the facility, lack of capacity or any other reason, Cheniere Partners’ ability to meet its SPA obligations and continue shipping natural gas from producing regions or to end markets could be restricted, thereby reducing its revenues. Any permanent interruption at any key pipeline interconnect which caused a material reduction in volumes transported on the Creole Trail Pipeline could have a material adverse effect on Cheniere Partners’ business, financial condition, operating results, liquidity and prospects.

Cheniere Partners may not be able to purchase or receive physical delivery of sufficient natural gas to satisfy its delivery obligations under the SPAs, which could have a material adverse effect on it.

Under the SPAs with its liquefaction customers, Cheniere Partners is required to deliver to them a specified amount of LNG at specified times. However, Cheniere Partners may not be able to purchase or receive physical delivery of sufficient quantities of natural gas to satisfy those delivery obligations, which may provide affected SPA customers with the right to terminate their SPAs. Cheniere Partners’ failure to purchase or receive physical delivery of sufficient quantities of natural gas could have a material adverse effect on its business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Cheniere Partners is subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities and losses for it.

The operation of the Sabine Pass LNG terminal, the construction and operation of the Liquefaction Project and the operation of the Creole Trail Pipeline is and will be subject to the inherent risks associated with these types of operations, including explosions, pollution, release of toxic substances, fires, hurricanes and adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations and/or in damage to or destruction of Cheniere Partners’ facilities or damage to persons and property. In addition, Cheniere Partners’ operations and the facilities and vessels of third parties on which its operations are dependent face possible risks associated with acts of aggression or terrorism.

Cheniere Partners does not, nor does it intend to, maintain insurance against all of these risks and losses. It may not be able to maintain desired or required insurance in the future at rates that it considers reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Decreases in the demand for and price of LNG and natural gas could affect the performance of Cheniere Partners’ customers and could have a material adverse effect on its business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

The development of domestic LNG facilities and projects generally is based on assumptions about the future availability of natural gas, price of natural gas and LNG, and the prospects for international natural gas and LNG markets. Natural gas prices have been, and are likely to continue to be, volatile and subject to wide fluctuations in response to one or more of the following factors:

•	relatively minor changes in the supply of, and demand for, natural gas in relevant markets;

•	political conditions in natural gas producing regions;

•	the extent of domestic production and importation of natural gas in relevant markets;

•	the level of demand for LNG and natural gas in relevant markets, including the effects of economic downturns or upturns;

•	weather conditions;

•	the competitive position of natural gas as a source of energy compared with other energy sources; and

•	the effect of government regulation on the production, transportation and sale of natural gas.

Adverse trends or developments affecting any of these factors could result in decreases in the price of LNG and natural gas, which could adversely affect the performance of Cheniere Partners’ customers, and could have a material adverse effect on its business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

Cyclical or other changes in the demand for LNG and natural gas may adversely affect Cheniere Partners’ LNG businesses and the performance of its customers and could reduce its operating revenues and may cause it operating losses.

The economics of Cheniere Partners’ LNG businesses could be subject to cyclical swings, reflecting alternating periods of under-supply and over-supply of LNG import or export capacity and available natural gas, principally due to the combined impact of several factors, including:

•	additions to competitive regasification capacity in North America, Europe, Asia and other markets, which could divert LNG from the Sabine Pass LNG terminal;

•	competitive liquefaction capacity in North America, which could divert natural gas from Cheniere Partners’ proposed liquefaction facilities;

•	insufficient or oversupply of LNG liquefaction or receiving capacity worldwide;

•	insufficient LNG tanker capacity;

•	reduced demand and lower prices for natural gas;

•	increased natural gas production deliverable by pipelines, which could suppress demand for LNG;

•	cost improvements that allow competitors to offer LNG regasification services or provide liquefaction capabilities at reduced prices;

•	changes in supplies of, and prices for, alternative energy sources such as coal, oil, nuclear, hydroelectric, wind and solar energy, which may reduce the demand for natural gas;

•

changes in regulatory, tax or other governmental policies regarding imported or exported LNG, natural gas or alternative energy sources, which may reduce the demand for imported or exported LNG and/or natural gas;

•	adverse relative demand for LNG compared to other markets, which may decrease LNG imports into or exports from North America; and

•	cyclical trends in general business and economic conditions that cause changes in the demand for natural gas.

These factors could materially and adversely affect Cheniere Partners’ ability, and the ability of its current and prospective customers, to procure supplies of LNG to be imported into North America, to procure customers for LNG or regasified LNG, or to procure natural gas to be liquefied and exported to international markets, at economical prices, or at all.

Failure of imported or exported LNG to be a competitive source of energy could adversely affect Cheniere Partners’ customers and could materially and adversely affect its business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Current operations at the Sabine Pass LNG terminal are dependent upon the ability of Cheniere Partners’ TUA customers to import LNG supplies into the United States, which is primarily dependent upon LNG being a competitive source of energy in North America. In North America, due mainly to a historically abundant supply of natural gas and recent discoveries of substantial quantities of unconventional, or shale, natural gas, imported LNG has not developed into a significant energy source. The success of the regasification services component of Cheniere Partners’ business plan is dependent, in part, on the extent to which LNG can, for significant periods and in significant volumes, be produced internationally and delivered to North America at a lower cost than the cost to produce some domestic supplies of natural gas, or other alternative energy sources. Through the use of improved exploration technologies, additional sources of natural gas have recently been and may continue to be discovered in North America, which could further increase the available supply of natural gas and could result in natural gas being available at a lower cost than imported LNG.

Operations at Cheniere Partners’ proposed liquefaction facilities will be dependent upon the ability of its SPA customers to deliver LNG supplies from the United States, which is primarily dependent upon LNG being a competitive source of energy internationally. The success of Cheniere Partners’ business plan is dependent, in part, on the extent to which LNG can, for significant periods and in significant volumes, be supplied from North America and delivered to international markets at a lower cost than the cost of other alternative energy sources. Through the use of improved exploration technologies, additional sources of natural gas have recently been and may continue to be discovered outside North America, which could further increase the available supply of natural gas and could result in natural gas being available at a lower cost than LNG exported to these markets.

Political instability in foreign countries that import or export natural gas, or strained relations between such countries and the United States, may also impede the willingness or ability of LNG suppliers and merchants in such countries to import or export LNG from or to the United States. Furthermore, some foreign suppliers of LNG may have economic or other reasons to obtain their LNG from, or direct their LNG to, non-U.S. markets or from or to competitors’ LNG facilities in the United States. In addition to natural gas, LNG also competes with other sources of energy, including coal, oil, nuclear, hydroelectric, wind and solar energy, which can be or become available at a lower cost in certain markets.

As a result of these and other factors, LNG may not be a competitive source of energy in the United States or internationally. The failure of LNG to be a competitive supply alternative to local natural gas, oil and other alternative energy sources could adversely affect the ability of Cheniere Partners’ customers to deliver LNG from the United States or to the United States on a commercial basis. Any significant impediment to the ability to deliver LNG to or from the United States generally, or to the Sabine Pass LNG terminal or from Cheniere Partners’ proposed liquefaction facilities specifically, could have a material adverse effect on its customers and on its business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Various economic and political factors could negatively affect the development of LNG facilities, including the Liquefaction Project, which could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Commercial development of an LNG facility takes a number of years, requires a substantial capital investment and may be delayed by factors such as:

•	increased construction costs;

•	economic downturns, increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	political unrest or local community resistance to the siting of LNG facilities due to safety, environmental or security concerns; and

•	any significant explosion, spill or similar incident involving an LNG facility or LNG vessel.

There may be shortages of LNG vessels worldwide, which could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

The construction and delivery of LNG vessels require significant capital and long construction lead times, and the availability of the vessels could be delayed to the detriment of Cheniere Partners’ LNG business and its customers because of:

•	an inadequate number of shipyards constructing LNG vessels and a backlog of orders at these shipyards;

•	political or economic disturbances in the countries where the vessels are being constructed;

•	changes in governmental regulations or maritime self-regulatory organizations;

•	work stoppages or other labor disturbances at the shipyards;

•	bankruptcy or other financial crisis of shipbuilders;

•	quality or engineering problems;

•	weather interference or a catastrophic event, such as a major earthquake, tsunami or fire; and

•	shortages of or delays in the receipt of necessary construction materials.

Cheniere Partners may not be able to secure firm pipeline transportation capacity on economic terms that is sufficient to meet its feed gas transportation requirements which could have a material adverse effect on it.

Cheniere Partners believes that there is sufficient capacity on the Creole Trail Pipeline to accommodate all of its natural gas supply requirements for Train 1 and Train 2 but not for additional Trains. It plans to secure additional pipeline transportation capacity but it may not be able to do so on commercially reasonable terms or at all, which would impair its ability to fulfill its obligations under certain of its SPAs and could have a material adverse effect on its business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Cheniere Partners faces competition based upon the international market price for LNG.

The Liquefaction Project is subject to the risk of LNG price competition at times when Cheniere Partners needs to replace any existing SPA, whether due to natural expiration, default or otherwise, or enter into new SPAs with respect to Train 6. Should Cheniere Partners find it necessary to replace an existing SPA, factors relating to competition may prevent it from entering into a replacement SPA on economically comparable terms, or at all. Such an event could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects. Factors which may negatively affect potential demand for LNG from the Liquefaction Project are diverse and include, among others:

•	increases in worldwide LNG production capacity and availability of LNG for market supply;

•	increases in demand for LNG but at levels below those required to maintain current price equilibrium with respect to supply;

•	increases in the cost to supply natural gas feedstock to the Liquefaction Project;

•	decreases in the cost of competing sources of natural gas or alternate fuels such as coal, heavy fuel oil and diesel;

•	increases in capacity and utilization of nuclear power and related facilities; and

•	displacement of LNG by pipeline natural gas or alternate fuels in locations where access to these energy sources is not currently available.

Terrorist attacks or military campaigns may adversely impact Cheniere Partners’ business.

A terrorist or military incident involving an LNG facility or LNG vessel may result in delays in, or cancellation of, construction of new LNG facilities, including one or more of the Trains, which would increase Cheniere Partners’ costs and decrease its cash flows. A terrorist incident may also result in temporary or permanent closure of existing LNG facilities, including the Sabine Pass LNG terminal or the Creole Trail Pipeline, which could increase Cheniere Partners’ costs and decrease its cash flows, depending on the duration of the closure. Cheniere Partners’ operations could also become subject to increased governmental scrutiny that may result in additional security measures at a significant incremental cost to it. In addition, the threat of terrorism and the impact of military campaigns may lead to continued volatility in prices for natural gas that could adversely affect Cheniere Partners’ business and its customers, including their ability to satisfy their obligations to it under its commercial agreements. Instability in the financial markets as a result of terrorism or war could also materially adversely affect Cheniere Partners’ ability to raise capital. The continuation of these developments may subject Cheniere Partners’ construction and its operations to increased risks, as well as increased costs, and, depending on their ultimate magnitude, could have a material adverse effect on its business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Existing and future environmental and similar laws and governmental regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions.

Cheniere Partners’ business is and will be subject to extensive federal, state and local laws and regulations that regulate and restrict, among other things, discharges to air, land and water, with particular respect to the protection of the environment; the handling, storage and disposal of hazardous materials, hazardous waste, and petroleum products; and remediation associated with the release of hazardous substances. Many of these laws and regulations, such as the CAA, the Oil Pollution Act, the CWA and the Resource Conservation and Recovery Act (the “RCRA”), and analogous state laws and regulations, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment in connection with the construction and operation of Cheniere Partners’ facilities, and require it to maintain permits and provide governmental authorities with access to its facilities for inspection and reports related to its compliance. Violation of these laws and regulations could lead to substantial liabilities, fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects. Federal and state laws impose liability, without regard to fault or the lawfulness of the original conduct, for the release of certain types or quantities of hazardous substances into the environment. As the owner and operator of its facilities, Cheniere Partners could be liable for the costs of cleaning up hazardous substances released into the environment at or from Cheniere Partners’ facilities and for resulting damage to natural resources.

There are numerous regulatory approaches currently in effect or being considered to address greenhouse gases, including possible future U.S. treaty commitments, new federal or state legislation that may impose a carbon emissions tax or establish a cap-and-trade program, and regulation by the Environmental Protection Agency (the “EPA”). In addition, as Cheniere Partners consumes natural gas at the Sabine Pass LNG terminal, a future carbon tax or other regulation may be imposed on it directly.

Other future legislation and regulations, such as those relating to the transportation and security of LNG imported to or exported from the Sabine Pass LNG terminal through the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast, could cause additional expenditures, restrictions and delays in Cheniere Partners’ business and to its proposed construction, the extent of which cannot be predicted and which may require it to limit substantially, delay or cease operations in some circumstances. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating or construction costs and restrictions could have a material adverse effect on Cheniere Partners’ business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

The Creole Trail Pipeline and its FERC gas tariffs are subject to FERC regulation.

The Creole Trail Pipeline is subject to regulation by the FERC under the NGA and under the Natural Gas Policy Act of 1978. The FERC regulates the transportation of natural gas in interstate commerce, including the construction and operation of the Creole Trail Pipeline, the rates and terms of conditions of service and abandonment of facilities. Under the NGA, the rates charged by the Creole Trail Pipeline must be just and reasonable, and Cheniere Partners is prohibited from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service. If Cheniere Partners fails to comply with all applicable statutes, rules, regulations and orders, the Creole Trail Pipeline could be subject to substantial penalties and fines.

Cheniere Partners’ FERC gas tariffs, including its pro forma transportation agreements, must be filed and approved by the FERC. Before Cheniere Partners enters into a transportation agreement with a shipper that contains a term that materially deviates from Cheniere Partners’ tariff, Cheniere Partners must seek the FERC’s approval. The FERC may approve the material deviation in the transportation agreement; however, in that case, the materially deviating terms must be made available to Cheniere Partners’ other similarly-situated customers. If Cheniere Partners fails to seek the FERC’s approval of a transportation agreement that materially deviates from its tariff, or if the FERC audits Cheniere Partners’ contracts and finds deviations that appear to be unduly discriminatory, the FERC could conduct a formal enforcement investigation, resulting in serious penalties and/or onerous ongoing compliance obligations.

Should Cheniere Partners fail to comply with all applicable FERC-administered statutes, rules, regulations and orders, it could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005 (“EPAct”), the FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1.0 million per day for each violation.

Pipeline safety integrity programs and repairs may impose significant costs and liabilities on Cheniere Partners.

The Federal Office of Pipeline Safety requires pipeline operators to develop integrity management programs to comprehensively evaluate certain areas along their pipelines and to take additional measures to protect pipeline segments located in “high consequence areas” where a leak or rupture could potentially do the most harm. As an operator, Cheniere Partners is required to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventative and mitigating actions.

Cheniere Partners is required to maintain pipeline integrity testing programs that are intended to assess pipeline integrity. Any repair, remediation, preventative or mitigating actions may require significant capital and operating expenditures. Should Cheniere Partners fail to comply with the Federal Office of Pipeline Safety’s rules and related regulations and orders, it could be subject to significant penalties and fines.

Cheniere Partners’ business could be materially and adversely affected if it loses the right to situate the Creole Trail Pipeline on property owned by third parties.

Cheniere Partners does not own the land on which the Creole Trail Pipeline is situated, and it is subject to the possibility of increased costs to retain necessary land use rights. If Cheniere Partners were to lose these rights or be required to relocate the Creole Trail Pipeline, its business could be materially and adversely affected.

Cheniere Partners’ lack of diversification could have an adverse effect on its business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Substantially all of Cheniere Partners’ anticipated revenue in 2013 will be dependent upon one facility, the Sabine Pass LNG receiving terminal located in southern Louisiana. Due to its lack of asset and geographic diversification, an adverse development at the Sabine Pass LNG terminal, or in the

LNG industry, would have a significantly greater impact on Cheniere Partners’ financial condition and results of operations than if Cheniere Partners maintained more diverse assets and operating areas.

Cheniere Partners may engage in operations or make substantial commitments and investments located, or enter into agreements with counterparties located, outside the United States, which would expose it to political, governmental and economic instability and foreign currency exchange rate fluctuations.

Conducting operations or making commitments and investments located, or entering into agreements with counterparties located, outside of the United States will cause it to be affected by economic, political and governmental conditions in the countries where Cheniere Partners engages in business. Any disruption caused by these factors could harm Cheniere Partners’ business. Risks associated with operations, commitments and investments outside of the United States include the risks of:

•	currency fluctuations;

•	war;

•	expropriation or nationalization of assets;

•	renegotiation or nullification of existing contracts;

•	changing political conditions;

•	changing laws and policies affecting trade and investment;

•	multiple taxation due to different tax structures; and

•	the general hazards associated with the assertion of sovereignty over certain areas in which operations are conducted.

Because Cheniere Partners’ reporting currency is the United States dollar, any of its operations conducted outside the United States or denominated in foreign currencies would face additional risks of fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Cheniere Partners would be subject to the impact of foreign currency fluctuations and exchange rate changes on its reporting for results from those operations in its consolidated financial statements.

If Cheniere Partners does not make acquisitions or implement capital expansion projects on economically acceptable terms, its future growth and its ability to increase distributions to its unitholders will be limited.

Cheniere Partners’ ability to grow depends on its ability to make accretive acquisitions or implement accretive capital expansion projects, such as the Liquefaction Project. Cheniere Partners may be unable to make accretive acquisitions or implement accretive capital expansion projects for any of the following reasons:

•	if Cheniere Partners is unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them;

•	if Cheniere Partners is unable to identify attractive capital expansion projects or negotiate acceptable engineering procurement and construction arrangements for them;

•	if Cheniere Partners is unable to obtain necessary governmental approvals;

•	if Cheniere Partners is unable to obtain financing for the acquisitions or capital expansion projects on economically acceptable terms, or at all;

•	if Cheniere Partners is unable to secure adequate customer commitments to use the acquired or expansion facilities; or

•	if Cheniere Partners is outbid by competitors.

If Cheniere Partners is unable to make accretive acquisitions or implement accretive capital expansion projects, then its future growth and ability to increase distributions to its unitholders will be limited.

Cheniere Partners intends to pursue acquisitions of additional LNG terminals, natural gas pipelines and related assets in the future, either directly from Cheniere or from third parties. However, Cheniere is not obligated to offer Cheniere Partners any of these assets other than, in certain circumstances under an investors rights agreement with Blackstone, its proposed Corpus Liquefaction Project. If Cheniere does offer Cheniere Partners the opportunity to purchase assets, Cheniere Partners may not be able to successfully negotiate a purchase and sale agreement and related agreements, it may not be able to obtain any required financing for such purchase and it may not be able to obtain any required governmental and third-party consents. The decision whether or not to accept such offer, and to negotiate the terms of such offer, will be made by the conflicts committee of Cheniere Partners’ general partner, which may decline the opportunity to accept such offer for a variety of reasons, including a determination that the acquisition of the assets at the proposed purchase price would not result in an increase, or a sufficient increase, in Cheniere Partners’ adjusted operating surplus per unit within an appropriate timeframe.

If Cheniere Partners makes acquisitions, such acquisitions could adversely affect its business and ability to make distributions to its unitholders.

If Cheniere Partners makes any acquisitions, they will involve potential risks, including:

•	an inability to integrate successfully the businesses that Cheniere Partners acquires with its existing business;

•	a decrease in its liquidity by using a significant portion of its available cash or borrowing capacity to finance the acquisition;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the cash generated, or to be generated, by the business acquired or the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns; and

•	unforeseen difficulties encountered in operating new business segments or in new geographic areas.

If Cheniere Partners consummates any future acquisitions, its capitalization and results of operations may change significantly, and its unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that Cheniere Partners will consider in determining the application of its future funds and other resources. In addition, if Cheniere Partners issues additional Cheniere Partners units in connection with future growth, its existing Cheniere Partners unitholders’ interest in it will be diluted, and distributions to its unitholders may be reduced.

Risks Relating to Cheniere Partners’ Cash Distributions

Cheniere Partners may not be successful in its efforts to maintain or increase its cash available for distribution to cover the distributions on its units.

Cheniere Partners is currently paying the initial quarterly distribution of $0.425 on each of its common units and the related distribution on the general partner units. Cheniere Partners is currently not paying any distributions on the subordinated units. The Class B units are not entitled to receive distributions until they convert into common units. As of October 16, 2013, Cheniere Partners had 57,078,848 common units outstanding. The aggregate initial quarterly distribution on these common units and the related general partner units is approximately $99.0 million per year. Cheniere Partners is not currently generating sufficient operating surplus each quarter to pay the initial quarterly distribution on all of these units and therefore intends to use a portion of its accumulated operating surplus each quarter to enable it to make this distribution. Cheniere Partners may not have sufficient operating surplus to continue paying the initial quarterly distribution on all of its common units before Train 1 and Train 2 commence commercial operations, which is not expected to occur until at least 2016 or thereafter. Furthermore, if Train 1 and Train 2 do not commence commercial operations as expected and the outstanding Class B units convert into common units, Cheniere Partners may not have sufficient operating surplus to be able to pay the initial quarterly distribution on all common units then outstanding.

Accordingly, at least until Train 1 and Train 2 commence commercial operations, the amount of cash that Cheniere Partners can distribute on its common units principally will depend upon the amount of cash that Cheniere Partners generates from its existing operations, which will be based on, among other things:

•	performance by counterparties of their obligations under the TUAs;

•	performance by Sabine Pass LNG of its obligations under the TUAs;

•	performance by, and the level of cash receipts received from, Cheniere Marketing under the VCRA; and

•	the level of Cheniere Partners’ operating costs, including payments to its general partner and its affiliates.

In addition, the actual amount of cash that Cheniere Partners will have available for distribution will depend on other factors such as:

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the restrictions contained in its debt agreements and its debt service requirements, including the ability of Sabine Pass LNG to pay distributions to it under the indentures governing the Sabine Pass LNG Senior Notes as a result of requirements for a debt service reserve account, a debt payment account and satisfaction of a fixed charge coverage ratio and the ability of Sabine Pass Liquefaction to pay distributions to it under its credit facilities and the Sabine Pass Liquefaction Senior Notes, all as more fully described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	the costs and capital requirements of acquisitions, if any;

•	fluctuations in its working capital needs;

•	its ability to borrow for working capital or other purposes; and

•	the amount, if any, of cash reserves established by its general partner.

Cheniere Partners may not be successful in its efforts to maintain or increase its cash available for distribution to cover the distributions on its units. Any reductions in distributions to Cheniere Partners unitholders because of a shortfall in cash flow or other events will result in a decrease of the quarterly distribution on its common units below the initial quarterly distribution. Any portion of the initial quarterly distribution that is not distributed on the common units will accrue and be paid to the common unitholders in accordance with the Partnership Agreement, if at all.

The issuance of additional common units will increase the risk that Cheniere Partners will be unable to make the initial quarterly distribution on its common units.

Under the Partnership Agreement, Cheniere Partners has the ability to issue additional common units, as described under “Risks Inherent in Our Investment in Cheniere Partners—Cheniere Partners may issue additional units without our approval, which would dilute our ownership interest in Cheniere Partners.” In the event Cheniere Partners issues additional common units, those units would increase the aggregate impact to Cheniere Partners of paying its quarterly distributions, which may in turn result in Cheniere Partners being unable to pay at least the initial quarterly distribution on its common units. Any inability of Cheniere Partners to continue paying the initial quarterly distribution on its common units would affect the amount of cash that we will be able to pay as dividends to our shareholders.

Cheniere Partners will need to refinance, extend or otherwise satisfy its substantial indebtedness, and principal amortization or other terms of its future indebtedness could limit its ability to pay or increase distributions to its unitholders.

As of December 31, 2012 and September 30, 2013, Cheniere Partners had $2.2 billion and $5.6 billion, respectively, of total consolidated indebtedness (before debt discounts). In addition, on November 25, 2013, Sabine Pass Liquefaction issued $1.0 billion aggregate principal amount of 6.25% Senior Secured Notes due 2022 (the “2022 Sabine Pass Liquefaction Senior Notes”). Cheniere Partners may incur additional consolidated indebtedness in the future, including by issuing additional notes of its subsidiaries, including Sabine Pass Liquefaction. Any additional indebtedness incurred could be at higher interest rates and have different maturity dates and more restrictive covenants than the current outstanding indebtedness of Cheniere Partners and its subsidiaries. Approximately $1.7 billion of Cheniere Partners’ indebtedness will mature in 2016, $400.0 million will mature in 2017, $420.0 million will mature in 2020, $2.0 billion will mature in 2021, $1.0 billion will mature in 2023 and the $1.0 billion aggregate principal amount of 2022 Sabine Pass Liquefaction Senior Notes will mature in 2022. In addition, Sabine Pass Liquefaction’s $5.0 billion credit facilities will mature on the earlier of May 28, 2020 or the second anniversary of the Train 4 completion date. Cheniere Partners is not generally required to make principal payments on any of its long-term indebtedness prior to maturity other than its credit facility. Its ability to refinance, extend or otherwise satisfy its indebtedness, and the principal amortization, interest rate and other terms on which Cheniere Partners may be able to do so, will depend among other things on its then contracted or otherwise anticipated future cash flows available for debt service. Cheniere Partners’ TUAs with Total and Chevron, which provide substantially all of its current operating cash flows, will expire in 2029 unless extended. Cheniere Partners’ ability to pay or increase distributions to its unitholders in future years could be limited by principal amortization, interest rate or other terms of its future indebtedness. If Cheniere Partners is unable to refinance, extend or otherwise satisfy its debt as it matures, that would have a material adverse effect on Cheniere Partners’ business, financial condition, operating results and liquidity.

Cheniere Partners’ subsidiaries may be restricted under the terms of their indebtedness from making distributions to Cheniere Partners under certain circumstances, which may limit Cheniere Partners’ ability to pay or increase distributions to its unitholders and could materially and adversely affect the market price of the common units.

The agreements governing Cheniere Partners’ indebtedness restrict payments that its subsidiaries can make to it in certain events and limit the indebtedness that its subsidiaries can incur.

For example, Sabine Pass LNG may not make distributions under the indentures governing its senior notes (the “Sabine Pass LNG Indentures”) until, among other requirements, a deposit has been made in an interest payment account for one-sixth of the semi-annual interest payment multiplied by the number of elapsed months since the last semi-annual interest payment, a deposit has been made to a permanent debt service reserve fund for one semi-annual interest payment and a fixed charge coverage ratio test of 2:1 is satisfied. Sabine Pass Liquefaction is likewise restricted from making distributions under the indenture governing its senior notes until, among other requirements, substantial completion of Train 1 and Train 2 has occurred, deposits are made into debt service reserve accounts and a debt service coverage ratio of 1.25:1.00 is satisfied.

Sabine Pass LNG also is not permitted to make cash distributions if its consolidated cash flow is not at least twice its fixed charges, calculated as required in the Sabine Pass LNG Indentures. In order to satisfy this fixed charge coverage ratio test, Cheniere Partners estimates that Sabine Pass LNG’s consolidated cash flow, as defined in such indentures, must be greater than approximately $340 million. Thus, TUA payments from Sabine Pass Liquefaction and either Chevron or Total are needed to satisfy the test. If the fixed charge coverage ratio test is not satisfied, Sabine Pass LNG will not be permitted by the Sabine Pass LNG Indentures to make distributions to Cheniere Partners, which may prevent Cheniere Partners from making distributions to us and its other unitholders, which could have a material adverse effect on Cheniere Partners’ business, financial condition, operating results, liquidity and prospects.

If the subsidiaries of Cheniere Partners are unable to pay distributions to Cheniere Partners or incur indebtedness as a result of the foregoing restrictions in agreements governing their indebtedness, Cheniere Partners may be inhibited in its ability to pay or increase distributions to its unitholders.

Restrictions in agreements governing the indebtedness of Cheniere Partners’ subsidiaries may prevent its subsidiaries from engaging in certain beneficial transactions.

In addition to restrictions on the ability of Sabine Pass LNG and Sabine Pass Liquefaction to make distributions or incur additional indebtedness, the agreements governing their indebtedness also contain various other covenants that may prevent them from engaging in beneficial transactions, including limitations on their ability to:

•	make certain investments;

•	purchase, redeem or retire equity interests;

•	issue preferred stock;

•	sell or transfer assets;

•	incur liens;

•	enter into transactions with affiliates;

•	consolidate, merge, sell or lease all or substantially all of its assets; and

•	enter into sale and leaseback transactions.

Management fees and cost reimbursements due to Cheniere Partners’ general partner and its affiliates will reduce cash available to pay distributions to Cheniere Partners’ unitholders.

Cheniere Partners pays significant management fees to its general partner and its affiliates and reimburses them for expenses incurred on its behalf, which reduces its cash available for distribution to its unitholders. Please read Note 13—“Related Party Transactions” in the Notes to Consolidated Financial Statements of Cheniere Partners for the nine months ended September 30, 2013 contained elsewhere in this prospectus for a description of these fees and expenses. Cheniere Partners’ general partner and its affiliates will also be entitled to reimbursement for all other direct expenses that they incur on Cheniere Partners’ behalf. The payment of fees to Cheniere Partners’ general partner and its affiliates and the reimbursement of expenses could adversely affect Cheniere Partners’ ability to pay cash distributions to Cheniere Partners unitholders.

The amount of cash that Cheniere Partners has available for distributions to its unitholders will depend primarily on its cash flow and not solely on profitability.

The amount of cash that Cheniere Partners will have available for distributions will depend primarily on its cash flow, including cash reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, Cheniere Partners may make cash distributions during periods when it records losses, and it may not make cash distributions during periods when it records net income.

As a result of the assignment of the Cheniere Marketing TUA to Cheniere Investments in June 2010, Cheniere Partners’ available cash for distributions was reduced. Therefore, Cheniere Partners has not paid any distributions on its subordinated units with respect to the quarters ended on or after June 30, 2010. Cheniere Partners may not have sufficient cash available for distributions on its subordinated units in the future. Any further reduction in the amount of cash available for distributions could impact Cheniere Partners’ ability to pay the initial quarterly distribution on the common units in full or at all.

Cheniere Partners may not be able to maintain or increase the distributions on the common units and recommence making distributions on the subordinated units unless it is able to make accretive acquisitions or implement accretive capital expansion projects, which may require it to obtain one or more sources of funding.

Cheniere Partners may not be able to make accretive acquisitions or implement accretive capital expansion projects, including its proposed liquefaction facilities, that would result in sufficient cash flow to fully pay distributions to the subordinated unitholder and allow it to maintain or increase common unitholder distributions. To fund acquisitions or capital expansion projects, Cheniere Partners will need to pursue a variety of sources of funding, including debt and/or equity financings. Cheniere Partners’ ability to obtain these or other types of financing will depend, in part, on factors beyond its control, such as its ability to obtain commitments from users of the facilities to be acquired or constructed, the status of various debt and equity markets at the time financing is sought and such markets’ view of its industry and prospects at such time. Any restrictive lending conditions in the U.S. credit markets may make it more time consuming and expensive for Cheniere Partners to obtain financing, if it can obtain such financing at all. Accordingly, Cheniere Partners may not be able to obtain financing for acquisitions or capital expansion projects on terms that are acceptable to it, if at all.

Risks Inherent in Our Investment in Cheniere Partners

Cheniere Partners’ general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of Cheniere Partners and Cheniere Partners unitholders.

Cheniere owns and, indirectly through us, controls Cheniere Partners’ general partner as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC”, which has sole responsibility for conducting

Cheniere Partners’ business and managing its operations. Some of the directors of Cheniere Partners’ general partner are also directors of Cheniere, and certain of its general partner’s officers are officers of Cheniere. Therefore, conflicts of interest may arise between Cheniere and its affiliates, including Cheniere Partners’ general partner, on the one hand, and Cheniere Partners and Cheniere Partners unitholders on the other hand. In resolving these conflicts, Cheniere Partners’ general partner may favor its own interests and the interests of its affiliates over the interests of Cheniere Partners and its unitholders. These conflicts include, among others, the following situations:

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neither the Partnership Agreement nor any other agreement requires Cheniere to pursue a business strategy that favors Cheniere Partners. Cheniere’s directors and officers have a fiduciary duty to make these decisions in favor of the owners of Cheniere, which may be contrary to Cheniere Partners’ interests;

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Cheniere Partners’ general partner controls the interpretation and enforcement of contractual obligations between Cheniere Partners, on the one hand, and Cheniere, on the other hand, including provisions governing administrative services and acquisitions;

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Cheniere Partners’ general partner is allowed to take into account the interests of parties other than Cheniere Partners, such as Cheniere and its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to it and Cheniere Partners unitholders;

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Cheniere Partners’ general partner has limited its liability and reduced its fiduciary duties under the Partnership Agreement, while also restricting the remedies available to Cheniere Partners unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty;

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Cheniere is not limited in its ability to compete with Cheniere Partners. Please read “—Cheniere is not restricted from competing with Cheniere Partners and is free to develop, operate and dispose of, and is currently developing, LNG facilities, pipelines and other assets without any obligation to offer Cheniere Partners the opportunity to develop or acquire those assets”;

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Cheniere Partners’ general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities, and the establishment, increase or decrease in the amounts of reserves, each of which can affect the amount of cash that is distributed to Cheniere Partners unitholders;

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Cheniere Partners’ general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to Cheniere Partners unitholders and the ability of the subordinated units to convert into common units;

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The Partnership Agreement does not restrict Cheniere Partners’ general partner from causing Cheniere Partners to pay its general partner or its affiliates for any services rendered on terms that are fair and reasonable to Cheniere Partners or entering into additional contractual arrangements with any of these entities on Cheniere Partners’ behalf;

•	Cheniere Partners’ general partner intends to limit its liability regarding its contractual and other obligations and, in some circumstances, is entitled to be indemnified by Cheniere Partners;

•	Cheniere Partners’ general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units; and

•	Cheniere Partners’ general partner decides whether to retain separate counsel, accountants or others to perform services for Cheniere Partners.

Cheniere Partners expects that there will be additional agreements or arrangements with Cheniere and its affiliates, including future interconnection, natural gas balancing and storage agreements with one or more Cheniere-affiliated natural gas pipelines, services agreements, as well as other agreements and arrangements that cannot now be anticipated. In those circumstances where additional contracts with Cheniere and its affiliates may be necessary or desirable, additional conflicts of interest will be involved.

In the event Cheniere favors its interests over the interests of Cheniere Partners, Cheniere Partners may have less available cash to make distributions on the Cheniere Partners units than it otherwise would have in Cheniere had favored Cheniere Partners’ interests.

Cheniere is not restricted from competing with Cheniere Partners and is free to develop, operate and dispose of, and is currently developing, LNG facilities, pipelines and other assets without any obligation to offer Cheniere Partners the opportunity to develop or acquire those assets.

Cheniere and its affiliates are not prohibited from owning assets or engaging in businesses that compete directly or indirectly with Cheniere Partners. Cheniere may acquire, construct or dispose of its proposed Corpus Liquefaction Project, its proposed pipelines or any other assets without any obligation to offer Cheniere Partners the opportunity to purchase or construct any of those assets, other than, in certain circumstances under an investors rights agreement with Blackstone, its proposed Corpus Liquefaction Project. In addition, under the Partnership Agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to Cheniere and its affiliates. As a result, neither Cheniere nor any of its affiliates will have any obligation to present new business opportunities to Cheniere Partners, they may take advantage of such opportunities themselves, and they may enter into commercial arrangements with respect to the Corpus Liquefaction Project that might otherwise have been entered into with respect to Train 6. Cheniere also has significantly greater resources and experience than Cheniere Partners has, which may make it more difficult for Cheniere Partners to compete with Cheniere and its affiliates with respect to commercial activities or acquisition candidates.

Cheniere Partners’ Partnership Agreement limits its general partner’s fiduciary duties to Cheniere Partners unitholders and restricts the remedies available to Cheniere Partners unitholders for actions taken by its general partner that might otherwise constitute breaches of fiduciary duty.

The Partnership Agreement contains provisions that reduce the standards to which Cheniere Partners’ general partner would otherwise be held by state fiduciary duty law. For example, the Partnership Agreement:

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permits its general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as its general partner. This entitles its general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, Cheniere Partners, its affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the Partnership Agreement;

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provides that its general partner will not have any liability to Cheniere Partners or Cheniere Partners unitholders for decisions made in its capacity as general partner, as long as it acted in good faith, meaning that it believed the decision was in the best interests of Cheniere Partners;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of its general partner and not involving a vote of unitholders must be on terms no less favorable to Cheniere Partners than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to Cheniere Partners and that, in determining whether a transaction or resolution is “fair and reasonable,” its general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to Cheniere Partners;

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provides that Cheniere Partners’ general partner, its affiliates and their officers and directors will not be liable for monetary damages to Cheniere Partners or Cheniere Partners’ limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that Cheniere Partners’ general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that such conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision the conflicts committee or the general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or Cheniere Partners, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

As the owner of limited partner interests, Cheniere Holdings is bound by the provisions of the Partnership Agreement, including the provisions described above.

Even if Cheniere Partners unitholders are dissatisfied, they cannot initially remove Cheniere Partners’ general partner.

The vote of the holders of at least 66 2/3% of all outstanding common units, subordinated units and Class B units (including any units owned by Cheniere Partners’ general partner and its affiliates), voting together as a single class is required to remove Cheniere Partners’ general partner. After the closing of this offering, we will own approximately 57.0% of Cheniere Partners’ outstanding common units, subordinated units and Class B units and, by the terms of our LLC Agreement we are prohibited from voting the Cheniere Partners units that we hold in favor of the removal of Cheniere Partners’ general partner. In addition, if Cheniere Partners’ general partner is removed without cause during the subordination period and units held by its general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of Cheniere Partners’ general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until Cheniere Partners had met certain distribution and performance tests.

Cause is narrowly defined in the Partnership Agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding its general partner liable for actual fraud or willful misconduct in its capacity as its general partner. Cause does not include most cases of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the performance of Cheniere Partners’ general partner in managing the partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Control of Cheniere Partners’ general partner may be transferred to a third party without unitholder consent.

Cheniere Partners’ general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of Cheniere Partners unitholders. Furthermore, the Partnership Agreement does not restrict the ability of the owners of Cheniere Partners’ general partner from transferring all or a portion of their respective ownership interest in Cheniere Partners’ general partner to a third party. The new owners of Cheniere Partners’ general partner would then be in a position to replace the board of directors and officers of Cheniere Partners’ general partner with its own choices and thereby influence the decisions taken by the board of directors and officers.

Cheniere Partners unitholders may not have limited liability if a court finds that unitholder action constitutes control of Cheniere Partners’ business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for contractual obligations of the partnership that are expressly made without recourse to the general partner. Cheniere Partners is organized under Delaware law, and it conducts business in other states. As a limited partner in a partnership organized under Delaware law, holders of the Cheniere Partners units could be held liable for Cheniere Partners’ obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by the Cheniere Partners unitholders as a group to remove or replace Cheniere Partners’ general partner, to approve some amendments to the Partnership Agreement or to take other action under the Partnership Agreement constituted participation in the “control” of its business. In addition, limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in many jurisdictions.

Cheniere Partners unitholders may have liability to repay distributions wrongfully made.

Under certain circumstances, Cheniere Partners unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Revised Uniform Limited Partnership Act of the State of Delaware (the “LPA”), Cheniere Partners may not make a distribution to Cheniere Partners unitholders if the distribution would cause Cheniere Partners’ liabilities to exceed the fair value of its assets. Delaware law provides that, for a period of three years from the date of the impermissible distribution, partners who received such a distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the partnership for the distribution amount. Liabilities to partners on account of their partner interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted. If we are ever required to repay any distribution that is determined not to have been permitted, that will reduce the amount available for distribution to our shareholders in future quarters.

Cheniere Partners may issue additional units without our approval, which would dilute our ownership interest in Cheniere Partners.

At any time during the subordination period, with the approval of the conflicts committee of the board of directors of its general partner, Cheniere Partners may issue an unlimited number of limited partner interests of any type without the approval of Cheniere Partners unitholders. After the subordination period, Cheniere Partners may issue an unlimited number of limited partner interests of any type without limitation of any kind. The issuance by Cheniere Partners of additional common units or other equity securities of equal or senior rank will have the following effects:

•	Cheniere Partners unitholders’ proportionate ownership interest in Cheniere Partners will decrease;

•	the amount of cash available per unit to pay distributions may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk will increase that a shortfall in the payment of the initial quarterly distributions will be borne by common unitholders;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

The effects of dilution on the Cheniere Partners units could in turn have an adverse effect on the market price of our shares.

The price of the common units may fluctuate significantly, and we could lose all or part of our investment.

The market price of the common units may be influenced by many factors, some of which are beyond Cheniere Partners’ control, including:

•	its quarterly distributions;

•	its quarterly or annual earnings or those of other companies in its industry;

•	actual or potential non-performance by any customer or a counterparty under any agreement;

•	announcements by it or its competitors of significant contracts;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover its common units or changes in financial or other estimates by analysts;

•	future sales of its common units; and

•	other factors described in these “Risk Factors.”

If Cheniere Partners’ general partner exercises its limited call right with respect to the Cheniere Partners units and a Cheniere Separation Event has not occurred, we will not be eligible to tender our Cheniere Partners units to Cheniere.

If at any time Cheniere Partners’ general partner and its affiliates own more than 80% of the outstanding Cheniere Partners units, Cheniere Partners’ general partner may elect to purchase all, but not less than all, of the remaining outstanding Cheniere Partners units. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Cheniere Partners’ Partnership Agreement—Limited Call Right.” If Cheniere Partners elects to exercise this limited call right and Cheniere has not ceased to own at least 25% of our outstanding shares or otherwise relinquished the director voting share, we, as an affiliate of Cheniere, would not be eligible to tender our Cheniere Partners units to Cheniere and receive cash consideration. After such a transaction, Cheniere Partners would no longer be required to file current, quarterly or annual reports with the SEC. In addition, because there would no longer be an active trading market for the common units, the value of our Cheniere Partners units could change and such changes may make it difficult for investors to accurately assess the value of our shares. Any of these factors could have an adverse effect on the market price and liquidity of our shares.

Tax Risks to Shareholders

As a member of the Cheniere consolidated group, we will not have complete control over our tax decisions and there could be conflicts of interest.

For so long as Cheniere continues to own at least 80% of the total voting power and value of our shares, we and our U.S. subsidiaries will be included in Cheniere’s consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our U.S. subsidiaries may be included in the combined, consolidated or unitary tax returns of Cheniere or one or more of its subsidiaries for U.S. state or local income tax purposes. Under the Tax Sharing Agreement we expect to enter into with Cheniere in connection with the closing of this offering, for each period in which we or any of our subsidiaries are consolidated or combined with Cheniere for purposes of any tax return, Cheniere will prepare a pro forma tax return for us as if we filed our own consolidated, combined or unitary return, except that such pro forma tax return will generally include current income, deductions, credits and losses from us and a deemed net operating loss carryforward amount. We will be required to reimburse Cheniere for any taxes shown on the pro forma tax returns. The initial deemed net operating loss carryforward amount will equal the amount of our gross deferred tax liability for financial reporting purposes immediately prior to the consummation of this offering and will be increased by any current losses or credits that we recognize based on the pro forma tax returns and will be decreased by any amount we previously utilized on the pro forma tax returns, but in no event will the deemed net operating loss carryforward amount exceed Cheniere’s then available consolidated net operating loss carryforward. In addition, by virtue of Cheniere’s controlling ownership and the Tax Sharing Agreement, Cheniere will effectively control all of our U.S. tax decisions in connection with any consolidated, combined or unitary income tax returns in which we (or any of our subsidiaries) are included. The Tax Sharing Agreement provides that Cheniere will have the responsibility and discretion to prepare and file all consolidated, combined or unitary income tax returns on our behalf (including the making of any tax elections), to respond to and conduct all tax proceedings (including tax audits) relating to such tax returns, and to determine the reimbursement amounts in connection with any pro forma tax returns. This arrangement may result in conflicts of interest between Cheniere and us. For example, under the Tax Sharing Agreement, Cheniere will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Cheniere and detrimental to us. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Tax Sharing Agreement.”

As a member of the Cheniere consolidated group, we will be liable for the tax obligation of the Cheniere consolidated group to the extent any member fails to make any U.S. federal income tax payment.

Notwithstanding the Tax Sharing Agreement, U.S. federal law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent Cheniere or other members of Cheniere’s consolidated group fail to make any U.S. federal income tax payments required by law, we could be liable for the shortfall. Similar principles may apply for foreign, state or local income tax purposes where we file combined, consolidated or unitary returns with Cheniere or its subsidiaries for federal, foreign, state or local income tax purposes.

If there is a determination that any of the restructuring transactions entered into prior to and in connection with this offering are taxable for U.S. federal income tax purposes and we cease to be a member of the Cheniere consolidated group for U.S. federal income tax purposes, then Cheniere could incur significant income tax liabilities. We could be liable for the tax obligation of the Cheniere consolidated group to the extent any group member fails to make any U.S. federal income tax payment.

Prior to and in connection with this offering, we and other members of the Cheniere consolidated group for U.S. federal income tax purposes will participate in a series of restructuring transactions intended to qualify as tax-free for U.S. federal income tax purposes. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been requested in connection with the restructuring transactions that will be undertaken prior to and in connection with this offering.

Under the Internal Revenue Code, we will cease to be a member of the Cheniere consolidated group for U.S. federal income tax purposes (a deconsolidation) if at any time Cheniere owns less than

80% of the vote or 80% of the value of our outstanding shares, whether by issuance of additional shares by us or by Cheniere’s sale or other disposition of our shares.

If any of the restructuring transactions entered into prior to and in connection with this offering is determined to be taxable for U.S. federal income tax purposes for any reason, following a deconsolidation, Cheniere could incur significant income tax liabilities. In addition, as a member of the Cheniere consolidated group at the time of the restructuring transactions, we could be liable for Cheniere’s U.S. federal income tax liabilities related to the restructuring transactions to the extent Cheniere and other members of the Cheniere consolidated group fail to make any U.S. federal income tax payment.

The ability to use net operating loss carryforwards and certain other federal income tax attributes may be limited.

For so long as we are included in Cheniere’s consolidated group for U.S. federal income tax purposes, our taxable income or loss will be included in Cheniere’s consolidated federal income tax return. Cheniere has experienced ownership changes for purposes of Section 382 of the Internal Revenue Code that will subject a significant amount of its consolidated net operating loss carryforwards to annual utilization limitations for federal income tax purposes. Although we do not expect it to, the utilization limitations may affect the timing of when these federal net operating loss carryforwards may be utilized. Subsequent trading activity in Cheniere shares or further changes in the ownership of Cheniere stock may cause additional ownership changes, which may ultimately affect the ability to fully utilize these federal net operating loss carryforwards.

Upon a Termination Transaction, we may incur substantial corporate income tax liabilities in the transaction or upon the distribution to you of the proceeds from the transaction, in which case the aggregate amount we have to distribute may be substantially lower than the aggregate net proceeds we receive in respect of the Cheniere Partners units we own.

Upon a liquidation of Cheniere Partners, unitholders will receive distributions in accordance with the positive balance in their respective capital accounts in their units. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Cheniere Partners’ Partnership Agreement—Liquidation and Distribution of Proceeds.”

We are classified as a corporation for U.S. federal income tax purposes and, in most states in which Cheniere Partners does business, for state income tax purposes. Upon a Termination Transaction, we will be required to liquidate and distribute the net after-tax proceeds of the transaction to you. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Our Limited Liability Company Agreement—Termination Transactions Involving Cheniere Partners.” We may incur substantial corporate income tax liabilities upon such a transaction or upon our distribution to you of the proceeds of the transaction. The tax liability we incur will depend in part upon the amount by which the value of the Cheniere Partners units that we own exceeds our tax basis in the units. We expect our tax basis in our common units to decrease over time as we receive distributions that exceed the net income allocated to us by Cheniere Partners with respect to those units. As a result, we may incur substantial income tax liabilities upon such a transaction even if Cheniere Partners units decrease in value after we purchase them. The amount of cash or other property available for distribution to you upon our liquidation will be reduced by the amount of any such income taxes paid by us. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Our Limited Liability Company Agreement—Termination Transactions Involving Cheniere Partners.”

As a result of these factors, upon a Termination Transaction, the aggregate amount we have to distribute may be substantially lower than the aggregate net proceeds received by us in respect of our Cheniere Partners units.

Your tax gain on the disposition of our shares could be more than expected, or your tax loss on the disposition of our shares could be less than expected.

If you sell your shares, or you receive a liquidating distribution from us, you will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your tax basis in those shares. Because distributions in excess of your allocable share of our earnings and profits decrease your tax basis in your shares, the amount, if any, of such prior excess distributions with respect to the shares you sell or dispose of will, in effect, become taxable gain to you if you sell such shares at a price greater than your tax basis in those shares, even if the price you receive is less than your original cost. Please read “Material U.S. Federal Income Tax Consequences.”

If Cheniere Partners were subject to a material amount of entity-level income taxes or similar taxes, whether as a result of being treated as a corporation for U.S. federal income tax purposes or otherwise, the value of Cheniere Partners units would be substantially reduced and, as a result, the value of our shares would be substantially reduced.

The anticipated benefit of an investment in Cheniere Partners units depends largely on the assumption that Cheniere Partners will not be subject to a material amount of entity-level income taxes or similar taxes, and the anticipated benefit of an investment in our shares depends largely upon the value of Cheniere Partners units.

Cheniere Partners may be subject to material entity-level U.S. federal income tax and state income taxes if it is treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes. Because the common units are publicly traded, Section 7704 of the Internal Revenue Code requires that Cheniere Partners derive at least 90% of its gross income each year from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof, or from certain other specified activities, in order to be treated as a partnership for U.S. federal income tax purposes. We believe that Cheniere Partners has satisfied this requirement and will continue to do so in the future, so we believe Cheniere Partners is and will be treated as a partnership for U.S. federal income tax purposes. However, Cheniere Partners has not obtained a ruling from the IRS regarding Cheniere Partners’ treatment as a partnership for U.S. federal income tax purposes. Moreover, current law or the business of Cheniere Partners may change so as to cause Cheniere Partners to be treated as a corporation for U.S. federal income tax purposes or otherwise subject Cheniere Partners to material entity-level U.S. federal income taxes, state income taxes or similar taxes. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. We are unable to predict whether any such proposals will ultimately be enacted. However, it is possible that a change in law may be applied retroactively and could make it more difficult or impossible to meet the requirements for partnership status, affect or cause Cheniere Partners to change its business activities, change the character or treatment of portions of Cheniere Partners’ income and adversely affect our investment in Cheniere Partners units.

If Cheniere Partners were treated as a corporation for U.S. federal income tax purposes, it would be subject to U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax in certain cases), and to state income tax at rates that vary from state to state, on its taxable income. Distributions from Cheniere Partners would generally be taxed again as corporate distributions, and no income, gain, loss, deduction or credit would flow through to Cheniere Partners unitholders. Any income taxes or similar taxes imposed on Cheniere Partners as an entity, whether as a result of Cheniere Partners’ treatment as a corporation for U.S. federal income tax purposes or otherwise, would reduce Cheniere Partners’ cash available for distribution to its common unitholders. Any material reduction in the anticipated cash flow and after-tax return to Cheniere Partners unitholders would reduce the value of the Cheniere Partners units we own and the value of our shares. In addition, if

Cheniere Partners were treated as a corporation for U.S. federal income tax purposes, that would constitute a Termination Transaction. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Our Limited Liability Company Agreement—Termination Transactions Involving Cheniere Partners.”

Changes in current state law may subject Cheniere Partners to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to Cheniere Partners’ unitholders and, therefore, negatively impact the value of an investment in our shares. The Partnership Agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects it to additional amounts of entity-level taxation for state or local income tax purposes, the initial quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on Cheniere Partners.

If you are a U.S. holder of our shares, the Form 1099-DIV that you receive from your broker may over-report your dividend income with respect to our shares for U.S. federal income tax purposes, and failure to over-report your dividend income in a manner consistent with the Form 1099-DIV that you receive from your broker may cause the IRS to assert audit adjustments to your U.S. federal income tax return. If you are a non-U.S. holder of our shares, your broker or other withholding agent may overwithhold taxes from dividends paid to you, in which case you would have to file a U.S. tax return if you wanted to claim a refund of the overwithheld tax.

Dividends that we pay with respect to our shares will constitute “dividends” for U.S. federal income tax purposes only to the extent of our current and accumulated earnings and profits. Dividends that we pay in excess of our earnings and profits will not be treated as “dividends” for U.S. federal income tax purposes; instead, they will be treated first as a tax-free return of capital to the extent of your tax basis in your shares and then as capital gain realized on the sale or exchange of such shares. Please read “Material U.S. Federal Income Tax Consequences.” We may be unable to timely determine the portion of our distributions that is a “dividend” for U.S. federal income tax purposes.

If you are a U.S. holder of our shares, we may be unable to persuade brokers to prepare the Form 1099-DIV that they send to you in a manner that is consistent with our determination of the amount that constitutes a “dividend” to you for U.S. federal income tax purposes or you may receive a corrected Form 1099-DIV (and you may therefore need to file an amended federal, state or local income tax return). We will attempt to timely notify you of available information to assist you with your income tax reporting (such as posting the correct information on our website). However, the information that we provide to you may be inconsistent with the amounts reported to you by your broker on Form 1099-DIV, and the IRS may disagree with any such information and may make audit adjustments to your tax return.

If you are a non-U.S. holder of our shares, “dividends” for U.S. federal income tax purposes will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with your conduct of a U.S. trade or business. Please read “Material U.S. Federal Income Tax Consequences—Consequences to Non-U.S. Holders.” Because we may be unable to timely determine the portion of our distributions that is a “dividend” for U.S. federal income tax purposes or we may be unable to persuade your broker or withholding agent to withhold taxes from distributions in a manner consistent with our determination of the amount that constitutes a “dividend” for such purposes, your broker or other withholding agent may overwithhold taxes from distributions paid to you. In such a case, you would have to file a U.S. tax return to claim a refund of the overwithheld tax.

USE OF PROCEEDS

We will use the estimated net proceeds of approximately $668.2 million from this offering ($769.4 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and estimated offering expenses, to:

•	repay intercompany indebtedness and payables, in the aggregate amount of approximately $259.8 million; and

•	make a distribution to Cheniere with the remaining proceeds.

Immediately prior to the consummation of this offering, we will have approximately $110.0 million of intercompany payables and approximately $149.8 million of intercompany indebtedness outstanding with a weighted average interest rate of 4.25%. This indebtedness was incurred more than 12 months ago.

The net proceeds from any exercise by the underwriters of their option to purchase additional shares will be used to redeem from Cheniere a number of shares equal to the number of shares issued upon exercise of the option at a price per share equal to the net proceeds (after deducting underwriting discounts but before estimated offering expenses) per share in this offering. Accordingly, any exercise of the underwriters’ option will not affect the total number of shares outstanding. Please read “Underwriting.”

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of shares sold in this offering will exceed the pro forma net tangible book value per share after this offering. On a pro forma basis as of September 30, 2013, after giving effect to this offering of shares and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional shares is not exercised, our net tangible book value would have been $0. Purchasers of shares in this offering will experience substantial and immediate dilution in net tangible book value per share for financial accounting purposes, as illustrated in the following table:

Initial public offering price per share		$20.00
Net tangible book value per share before this offering(1)	$(1.33)
Increase in net tangible book value per share attributable to purchasers in this offering	3.09
Decrease in net tangible book value per share attributable to the distribution to Cheniere	(1.76)

Less: Pro forma net tangible book value per share after this offering(2)		—

Immediate dilution in tangible net book value per share to purchasers in this offering(3)		$20.00

(1)	Determined by dividing the number of shares (195,700,001) owned by Cheniere immediately prior to the consummation of this offering into the net tangible book value of our assets and liabilities.
(2)	Determined by dividing the total number of shares to be outstanding after this offering (231,700,001) into our pro forma net tangible book value.
(3)	Because the total number of shares outstanding following the consummation of this offering will not be impacted by any exercise of the underwriters’ option to purchase additional shares and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per share to purchasers in this offering due to any such exercise of the underwriters’ option to purchase additional shares.

The following table sets forth the number of shares that we will issue and the total consideration contributed to us by Cheniere and by the purchasers of shares in this offering upon the closing of the transactions contemplated by this prospectus:

	Shares Issued		Total Consideration
	Number	Percent	Amount (in thousands)	Percent
Cheniere and affiliates(1)(2)(3)	195,700,001	84.5%	$(668,172)	(1,289)%
Purchasers in this offering(3)	36,000,000	15.5%	720,000	1,389%

Total	231,700,001	100.0%	$51,828	100%

(1)	The shares acquired by Cheniere and its affiliates consist of 195,700,000 common shares and one director voting share.
(2)	The assets contributed by Cheniere and its affiliates were recorded at historical cost in accordance with generally accepted accounting principles in the United States (“GAAP”). Book value of the consideration provided by Cheniere and its affiliates, as of September 30, 2013, after giving effect to the application of the net proceeds of this offering, is as follows:

(In millions)
Book value of net assets contributed	$(259.8)
Less: Distribution to Cheniere from net proceeds of this offering	408.4

Total consideration	$(668.2)

(3)	Assumes the underwriters’ option to purchase additional shares is not exercised.

DIVIDEND AND DISTRIBUTION POLICIES

In addition to the following discussion of our dividend policy and Cheniere Partners’ distribution policy, please read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in Cheniere Partners’ business and our shares. For additional information regarding our pro forma financial data and the historical operating results of Cheniere Partners, you should refer to our pro forma financial statements and the historical financial statements of Cheniere Partners included elsewhere in this prospectus.

Our Dividend Policy

Within ten business days after we receive a distribution on our Cheniere Partners units, we will declare dividends on our shares of the cash that we receive as distributions in respect of our Cheniere Partners units, less income taxes and any reserves established by our board of directors to pay company expenses and amounts due under the Services Agreement, to service and reduce indebtedness that we may incur and for company purposes, in each case as permitted by our LLC Agreement. Pursuant to the Services Agreement, we have agreed to pay an administrative fee to reimburse Cheniere for the costs and expenses incurred on our behalf. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Services Agreement.” If distributions are made on the Cheniere Partners units that we own as of the closing of this offering other than in cash, we may, but are not required to, pay a dividend on our shares in substantially the same form. However, if Cheniere Partners makes a distribution on Cheniere Partners units in the form of additional Cheniere Partners units, we will be required to hold any units we receive as a distribution on the Cheniere Partners units we will hold immediately after the closing of this offering.

Because we have elected to be treated as a corporation for U.S. federal income tax purposes, we are obligated to pay U.S. federal income tax on the net income allocated to us by Cheniere Partners with respect to the Cheniere Partners units that we own, and we may be subject to a 20% alternative minimum tax on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular income tax. Please read “Material U.S. Federal Income Tax Consequences.” We are also classified as a corporation in most states in which Cheniere Partners does business for state income tax purposes and will be subject to state income tax at rates that vary from state to state on the net income allocated to us by Cheniere Partners with respect to the Cheniere Partners units that we own.

The reserves for income taxes payable by us will account for the U.S. federal income taxes, any alternative minimum taxes, and the state income taxes described in the preceding paragraph. We have estimated that for each of the periods ending December 31, 2013 and 2014, we will have no income tax liability on the cash we receive as distributions in respect of our Cheniere Partners units. This estimate is based on a number of assumptions regarding Cheniere Partners’ earnings from its operations, the expected amount of the net operating loss carryforward, the amount of those earnings allocated to us, our income tax liabilities and the amount of the distributions paid to us by Cheniere Partners that may prove incorrect.

Events inconsistent with our assumptions could cause our tax liabilities to be substantially higher than estimated (and, therefore, cause our reserves for taxes to be higher than estimated and dividends on our shares to be lower than estimated). Please read “Material U.S. Federal Income Tax Consequences—Consequences to U.S. Holders—Distributions on the Shares.”

Cheniere Partners’ Distribution Policy and Restrictions on Distributions

You should read the following discussion of Cheniere Partners’ cash distribution policy in conjunction with the specific assumptions included in this section. You should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in Cheniere Partners’ business.

General

Rationale for Cheniere Partners’ Cash Distribution Policy

Cheniere Partners’ cash distribution policy reflects a basic judgment that its unitholders will be better served by Cheniere Partners distributing its cash available after expenses and reserves rather than retaining it. Because Cheniere Partners is not subject to entity level federal income tax, it will have more cash to distribute to its unitholders than would be the case were it subject to tax. Cheniere Partners’ cash distribution policy is consistent with the terms of its Partnership Agreement, which requires that it distribute all of its available cash quarterly.

Limitations on Cheniere Partners’ Ability to Pay Quarterly Distributions

There is no guarantee that unitholders will receive quarterly distributions from Cheniere Partners. Cheniere Partners’ distribution policy may be changed at any time and is subject to certain restrictions and uncertainties, including:

•

Cheniere Partners’ ability to pay distributions to its unitholders will depend in part on the performance of Sabine Pass LNG and its ability to distribute funds to Cheniere Partners. In general, Sabine Pass LNG may make distributions under its indentures only if:

•	no default or event of default under the indentures has occurred and is continuing or would occur as a consequence of such distribution;

•

Sabine Pass LNG would, at the time of such distribution and after giving pro forma effect thereto as if such distribution had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness pursuant to the 2.0 to 1.0 fixed charge coverage ratio test described in the indentures;

•

Sabine Pass LNG has on deposit in a debt payment account an amount equal to 1/6th of the amount of interest due on the Sabine Pass LNG Senior Notes on the next interest payment date multiplied by the number of elapsed months since the last interest payment date (plus any shortfall from any such month subsequent to the preceding interest payment date); and

•

Sabine Pass LNG has on deposit in a debt service reserve account an amount no less than the amount required to make the interest payments on the Sabine Pass LNG Senior Notes on the next succeeding interest payment date.

•	Cheniere Partners’ ability to pay distributions to its unitholders will also depend in part on the performance of Sabine Pass Liquefaction and its ability to distribute funds to Cheniere Partners.

•

Prior to completion of the first four Trains, Sabine Pass Liquefaction may make distributions under its credit facilities from cash flows generated from sales except sales of LNG permitted or required to be sold pursuant to the BG SPA, Gas Natural Fenosa SPA, GAIL SPA and KOGAS SPA only if:

•	no default or event of default under the credit facility has occurred and is continuing or would occur as a consequence of such distribution;

•	Train 1 and Train 2 have been completed and the modifications enabling the Creole Trail Pipeline to transport natural gas to the Sabine Pass LNG terminal have been completed;

•

an independent engineer has confirmed that Sabine Pass Liquefaction has sufficient cash on hand, sufficient cash flow expected from the sale of LNG permitted or required to be sold pursuant to the BG SPA, Gas Natural Fenosa SPA, GAIL SPA and KOGAS SPA, and access to other funds to achieve commercial operation of Train 1, Train 2, Train 3 and Train 4;

•	an independent engineer has confirmed that Sabine Pass Liquefaction has reserved sufficient funds in a designated reserve account to complete construction of Train 3;

•

Sabine Pass Liquefaction has a projected debt service coverage ratio of at least 1.50 to 1.00 for the 12 month period commencing on the first quarterly date on which Sabine Pass Liquefaction is required to pay the principal amortization under its credit facilities, with the calculation of projected cash flows being limited to those generated from sales of LNG permitted or required to be sold pursuant to the BG SPA, Gas Natural Fenosa SPA, GAIL SPA and KOGAS SPA;

•	Sabine Pass Liquefaction has on deposit in a debt service reserve account an amount equal to the projected debt service payments with respect to its senior secured debt for the next six months; and

•	the aggregate of all outstanding loans and undrawn commitments under its credit facilities is less than $4.0 billion.

•

Following the completion of the first four Trains, Sabine Pass Liquefaction may make additional distributions of its cash flow as long as: no default or event of default has occurred and is continuing under its credit facilities; Sabine Pass Liquefaction has achieved a debt service coverage ratio determined as of the end of the most recent calendar quarter of at least 1.25 to 1.00, calculated on a trailing 12 month basis; Sabine Pass Liquefaction has a projected debt service coverage ratio for the next 12 month period of at least 1.25 to 1.00, with the calculation of projected cash flows being limited to those generated from sales of LNG permitted or required to be sold pursuant to the BG SPA, Gas Natural Fenosa SPA, GAIL SPA and KOGAS SPA; Sabine Pass Liquefaction has on deposit in a debt service reserve account an amount equal to the projected debt service payments with respect to its senior secured debt for the next six months; the first principal amortization payment owing under the credit facilities has been paid; any such distribution is paid no later than 25 business days following the last day of the most recent calendar quarter; and any such distribution must be paid prior to the last calendar quarter immediately preceding the maturity date of the credit facilities.

•

Cheniere Partners’ ability to pay distributions to its unitholders will also depend on the ability of Sabine Pass Liquefaction to distribute funds to Cheniere Partners under the indenture governing the Sabine Pass Liquefaction Senior Notes. In general, Sabine Pass Liquefaction may make distributions under its indenture as long as: Train 1 and Train 2 have been completed; Sabine Pass Liquefaction has achieved a debt service coverage ratio determined as of the end of the most recent calendar month of at least 1.25 to 1.00, calculated on a trailing 12 month basis; Sabine Pass Liquefaction has a projected debt service coverage ratio for the next 12 month period of at least 1.25 to 1.00; and Sabine Pass Liquefaction has on deposit in a debt service reserve account an amount equal to the projected debt service payments with respect to its senior secured debt for the next six months.

•

Cheniere Partners’ ability to pay distributions to its unitholders will also depend on the ability of CTPL to distribute funds to Cheniere Partners under CTPL’s $400 million term loan facility (the “CTPL Credit Facility”). The CTPL Credit Facility does not allow CTPL to make distributions other than the distribution of excess loan proceeds from its credit facility and certain tax distributions.

•

Cheniere Partners may lack sufficient cash to pay distributions to its unitholders due to a number of factors that could adversely affect Cheniere Partners. Please read “Risk Factors” for more information regarding these factors.

•

Cheniere Partners’ general partner has broad discretion to establish reserves for the prudent conduct of Cheniere Partners’ business, and the establishment of those reserves could result in a reduction of its cash distributions to its unitholders from levels it currently anticipates pursuant to its stated distribution policy.

•

Even if Cheniere Partners’ cash distribution policy is not modified, the amount of distributions that it pays under its cash distribution policy and the decision to pay any distribution is determined by its general partner, taking into consideration the terms of its Partnership Agreement.

•

Although the Partnership Agreement requires Cheniere Partners to distribute its available cash, the Partnership Agreement may be amended. During the subordination period, with certain exceptions, the Partnership Agreement may not be amended without the approval of a majority of nonaffiliated common unitholders and nonaffiliated holders of Class B units voting as a class. However, the Partnership Agreement can be amended with the consent of the general partner and the approval of a majority of the outstanding common units and Class B units, voting together as a single class, after the subordination period has ended. Affiliates of Cheniere Partners’ general partner own approximately 28.3% of the outstanding common units and Class B units as of October 16, 2013. If the subordinated units were converted into common units, affiliates of the general partner would own approximately 57.0% of the outstanding common units and Class B units as of October 16, 2013.

•	Under Section 17-607 of the LPA, Cheniere Partners may not make a distribution to its unitholders if the distribution would cause its liabilities to exceed the fair value of its assets.

Cheniere Partners’ Cash Distribution Policy May Limit Its Ability to Grow

Cheniere Partners must distribute on a quarterly basis all of its available cash (as defined below under “—How Cheniere Partners Makes Cash Distributions—Distributions of Available Cash—Definition of Available Cash”) to its unitholders. As a result, it expects to rely primarily upon external financing sources, including commercial borrowings and issuances of debt or equity securities, to fund its acquisition and capital investment expenditures. The incurrence of additional commercial borrowings or other debt to finance Cheniere Partners’ operations would result in increased interest expense, which in turn may impact the available cash that it has to distribute to its unitholders. If it is unable to finance growth externally, Cheniere Partners’ cash distribution policy could significantly impair its ability to grow.

Impact of Additional Unit Issuances

After the subordination period, there are no limitations in the Partnership Agreement on Cheniere Partners’ ability to issue additional units, including units ranking senior to the common units. To the extent Cheniere Partners issues additional units, the payment of distributions on those additional units may increase the risk that it will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that it has to distribute on each unit.

Cash Distributions

The amount of the initial quarterly distribution on Cheniere Partners’ common units is $0.425 per unit, or $1.70 per year.

Until the end of the subordination period, before Cheniere Partners makes any quarterly distributions to subordinated unitholders, its common unitholders are entitled to receive payment of the full initial quarterly distribution plus any arrearages from prior quarters. Subordinated units do not accrue arrearages. Please read “—How Cheniere Partners Makes Cash Distributions—Subordination Period.”

Cheniere Partners’ general partner is entitled to 2% of all distributions that it makes prior to its liquidation. The general partner’s 2% interest in these distributions may be reduced if Cheniere Partners issues additional units in the future and the general partner does not contribute a proportionate amount of capital to it to maintain its 2% general partner interest. Cheniere Partners’ general partner has the right, but not the obligation, to contribute a proportionate amount of capital to Cheniere Partners to maintain its current general partner interest.

Distributions on the Class B Units

In 2012 and 2013, Cheniere Partners issued Class B units, a new class of equity interests representing limited partner interests in Cheniere Partners, in connection with the development of its project to add liquefaction capabilities adjacent to the Sabine Pass LNG terminal. The Class B units are not entitled to receive cash distributions except in the event of a liquidation of Cheniere Partners, a merger, consolidation or other combination of Cheniere Partners with another person or the sale of all or substantially all of the assets of Cheniere Partners. The Class B units are subject to conversion, mandatorily or at the option of the holders of the Class B units under specified circumstances, into a number of common units based on the then-applicable conversion value of the Class B units. On a quarterly basis beginning on the initial purchase of the Class B units, and ending on the conversion date of the Class B units, the conversion value of the Class B units increases at a compounded rate of 3.5% per quarter, subject to an additional upward adjustment for certain equity and debt financings. The holders of Class B units will have a preference over the holders of the subordinated units in the event of a liquidation of Cheniere Partners, a merger, consolidation or other combination of Cheniere Partners with another person or the sale of all or substantially all of the assets of Cheniere Partners.

How Cheniere Partners Makes Cash Distributions

Distributions of Available Cash

General

The Partnership Agreement requires that, within 45 days after the end of each quarter, Cheniere Partners distribute all of its available cash to unitholders of record on the applicable record date. In this section, references to “unitholders” refer to Cheniere Partners’ common unitholders and subordinated unitholders and not to holders of Class B units unless otherwise specified herein.

Definition of Available Cash

Cheniere Partners defines available cash in its Partnership Agreement, and it generally means, for each fiscal quarter, the sum of all cash and cash equivalents on hand at the end of the quarter:

•	less the amount of cash reserves established by Cheniere Partners’ general partner to:

•	provide for the proper conduct of Cheniere Partners’ business;

•	comply with applicable law, any of Cheniere Partners’ debt instruments, or other agreements; and

•	provide funds for distributions to Cheniere Partners unitholders and to Cheniere Partners’ general partner for any one or more of the next four quarters;

•	plus all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months.

Initial Quarterly Distribution

Cheniere Partners distributes to the holders of common units and subordinated units on a quarterly basis at least the initial quarterly distribution of $0.425 per unit, or $1.70 per year, to the extent that it has sufficient cash from its operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner. However, there is no guarantee that Cheniere Partners will pay the initial quarterly distribution on the units in any quarter. Even if its cash distribution policy is not modified or revoked, the amount of distributions paid under Cheniere Partners’ policy and the decision to make any distribution is determined by its general partner, taking into consideration the terms of its Partnership Agreement. Cheniere Partners has not paid distributions on its subordinated units since the distribution made with respect to the quarter ended March 31, 2010. Please read “—Cheniere Partners’ Distribution Policy and Restrictions on Distributions” for a discussion of the restrictions that may restrict Cheniere Partners’ ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Cheniere Partners’ general partner is currently entitled to 2% of all quarterly distributions that it makes prior to its liquidation. This general partner interest is represented by 6,893,796 general partner units as of October 16, 2013. Cheniere Partners’ general partner has the right, but not the obligation, to contribute a proportionate amount of capital to Cheniere Partners to maintain its current general partner interest. In connection with the issuances of Class B units prior to the date of this prospectus, Cheniere Partners’ general partner made cash contributions to Cheniere Partners to maintain its 2% general partner interest. Upon the conversion of such Class B units (after taking into account the effect of accretion), Cheniere Partners’ general partner will be issued additional general partner units to maintain its percentage interest without any further capital contribution. The general partner’s 2% interest in these distributions may be reduced if Cheniere Partners issues additional units in the future and Cheniere Partners’ general partner does not contribute a proportionate amount of capital to Cheniere Partners to maintain its 2% general partner interest.

Cheniere Partners’ general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the cash that Cheniere Partners distributes from operating surplus (as defined below) in excess of $0.489 per unit per quarter. Please read “—Incentive Distribution Rights” for additional information.

Class B Units

The Class B units are not entitled to receive cash distributions except in the event of a liquidation of Cheniere Partners, a merger, consolidation or other combination of Cheniere Partners with another person or the sale of all or substantially all of the assets of Cheniere Partners. Please read “—Distributions of Cash Upon Liquidation.”

Operating Surplus and Capital Surplus

Overview

All cash distributed to Cheniere Partners unitholders will be characterized as either “operating surplus” or “capital surplus.” Cheniere Partners treats distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Cheniere Partners defines operating surplus in its Partnership Agreement, and for any period it generally means:

•	$30 million (as described below); plus

•	all of Cheniere Partners’ cash receipts, excluding cash from:

•	borrowings that are not working capital borrowings,

•	sales of equity securities and debt securities,

•	sales or other dispositions of assets outside the ordinary course of business,

•	the termination of commodity hedge contracts or interest rate swap agreements prior to the termination date specified therein,

•	capital contributions received, and

•	corporate reorganizations or restructurings; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for the quarter; plus

•

cash distributions paid on equity issued in connection with the construction or development of a capital improvement or replacement asset during the period beginning on the date that Cheniere Partners enters into a binding commitment to commence the construction or development of such capital improvement or replacement asset and ending on the earlier to occur of the date the capital improvement or replacement asset is placed into service and the date that it is abandoned or disposed of; less

•	all of Cheniere Partners’ operating expenditures (as defined below); less

•	the amount of cash reserves established by its general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Cheniere Partners defines operating expenditures in its Partnership Agreement, and it generally means all of Cheniere Partners’ expenditures, including, but not limited to, taxes, payments to its general partner, reimbursements of expenses incurred by its general partner on Cheniere Partners behalf, non-pro rata repurchases of units, repayment of working capital borrowings, debt service payments, interest payments, payments made in the ordinary course of business under commodity hedge contracts and maintenance capital expenditures, provided that operating expenditures will not include, among others, the following:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to Cheniere Partners’ partners;

•	non-pro rata repurchases of units of any class made with the proceeds of an interim capital transaction (as defined below); and

•	cash expenditures made to acquire, own, operate or maintain the operating capacity of the Creole Trail Pipeline prior to the date of first commercial delivery under the Gas Natural Fenosa SPA.

Capital Expenditures

Maintenance capital expenditures are those capital expenditures required to maintain, including over the long-term, Cheniere Partners’ operating capacity or asset base. Maintenance capital expenditures include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction or development of a replacement asset during the period from the date Cheniere Partners enters into a binding obligation to commence constructing or developing a replacement asset until the earlier to occur of the date any such replacement asset is placed into service and the date that it is abandoned or disposed.

Expansion capital expenditures are those capital expenditures that Cheniere Partners expects will increase its operating capacity or asset base. Expansion capital expenditures include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction or development of a capital improvement during the period from the date Cheniere Partners enters into a binding commitment to commence construction or development of a capital improvement until the earlier to occur of the date any such capital improvement is placed into service and the date that it is abandoned or disposed.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes, but which is not expected to expand Cheniere Partners’ asset base for more than the short-term.

Neither investment capital expenditures nor expansion capital expenditures are subtracted from operating surplus. Because maintenance capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance the construction or development of a capital improvement or replacement asset during the period from such financing until the earlier to occur of the date any such capital improvement or replacement asset is placed into service or the date that it is abandoned or disposed, such interest payments and equity distributions are also not subtracted from operating surplus (except, in the case of maintenance capital expenditures, to the extent such interest payments and distributions are included in maintenance capital expenditures).

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by Cheniere Partners’ general partner, based upon its good faith determination, subject to concurrence by Cheniere Partners’ conflicts committee.

Definition of Capital Surplus

Cheniere Partners also defines capital surplus in its Partnership Agreement and in “—Characterization of Cash Distributions” below, and it will generally be generated only by the following, which Cheniere Partners calls “interim capital transactions:”

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities;

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirements or replacements of assets;

•	the termination of commodity hedge contracts or interest rate swap agreements prior to the termination date specified therein;

•	capital contributions received; and

•	corporate reorganizations or restructurings.

Characterization of Cash Distributions

The Partnership Agreement requires that Cheniere Partners treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since it began operations equals the operating surplus as of the most recent date of determination of available cash. Cheniere Partners will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes a $30 million “basket.” This amount does not reflect actual cash on hand that is available for distribution to Cheniere Partners unitholders. It is instead a provision that enables Cheniere Partners, if it chooses, to distribute as operating surplus up to $30 million of cash that it may receive from interim capital transactions that would otherwise be distributed as capital surplus. Cheniere Partners does not anticipate that it will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the initial quarterly distribution of $0.425 per quarter, plus any arrearages in the payment of the initial quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Upon the closing of this offering, we will own all of the 135,383,831 subordinated units, representing 40.1% of the limited partner interests in Cheniere Partners as of October 16, 2013. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units are not entitled to receive any distributions until after the common units have received the initial quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will accrue or be paid on the subordinated units. The practical effect of the subordination period is to increase the likelihood that during this period there will be sufficient available cash to pay the initial quarterly distribution on the common units.

Cheniere Partners has not paid distributions on its subordinated units since the distribution made with respect to the quarter ended March 31, 2010.

Definition of Subordination Period

The subordination period will extend until the first business day following the distribution of available cash to partners in respect of any quarter that each of the following occurs:

•

distributions of available cash from operating surplus on each of the outstanding common units (assuming conversion of the Class B units), subordinated units and any other outstanding units that are senior or equal in right of distribution to the subordinated units equaled or exceeded the initial quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the initial quarterly distributions on all of the outstanding common units (assuming conversion of the Class B units), subordinated units, general partner units and any other outstanding units that are senior or equal in right of distribution to the subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the initial quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove Cheniere Partners’ general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the initial quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Early Conversion of Subordinated Units

The subordination period will automatically terminate and all of the subordinated units will convert into common units on a one-for-one basis on the first business day following the distribution of available cash to partners in respect of any quarter that each of the following occurs:

•

in connection with distributions of available cash from operating surplus, the amount of such distributions constituting “contracted adjusted operating surplus” (as defined below) on each outstanding common unit (assuming conversion of the Class B units), subordinated unit and any other outstanding unit that is senior or equal in right of distribution to the subordinated units equaled or exceeded $0.638 (150% of the initial quarterly distribution) for each quarter in the four-quarter period immediately preceding that date;

•

the contracted adjusted operating surplus generated during each quarter in the four-quarter period immediately preceding that date equaled or exceeded the sum of a distribution of $0.638 (150% of the initial quarterly distribution) on all of the outstanding common units (assuming conversion of the Class B units), subordinated units, general partner units, any other units that are senior or equal in right of distribution to the subordinated units, and any other equity securities that are junior to the subordinated units that the board of directors of Cheniere Partners’ general partner deems to be appropriate for the calculation, after consultation with management of the general partner, on a fully diluted basis; and

•	there are no arrearages in payment of the initial quarterly distribution on the common units.

Definition of Adjusted Operating Surplus

Cheniere Partners defines adjusted operating surplus in its Partnership Agreement, and for any period, it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes the $30 million operating surplus “basket,” net increases in working capital borrowings, net drawdowns of reserves of cash generated in prior periods.

Definition of Contracted Adjusted Operating Surplus

Cheniere Partners defines contracted adjusted operating surplus in its Partnership Agreement and it generally means:

•	adjusted operating surplus derived solely from SPAs and TUAs, in each case, with a minimum term of three years with counterparties who are not affiliates of Cheniere; and

•

excludes revenues and expenses attributable to the portion of payments made under the LNG sale and purchase agreements related to the final settlement price for NYMEX’s Henry Hub natural gas futures contract for the month in which the relevant cargo’s delivery window is scheduled.

Distributions of Available Cash from Operating Surplus During the Subordination Period

Cheniere Partners will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

First, 98% to the common unitholders, pro rata, and 2% to its general partner, until it distributes for each outstanding common unit an amount equal to the initial quarterly distribution for that quarter;

•

Second, 98% to the common unitholders, pro rata, and 2% to its general partner, until it distributes for each outstanding common unit an amount equal to any arrearages in payment of the initial quarterly distribution on the common units for any prior quarters during the subordination period;

•

Third, 98% to the subordinated unitholders, pro rata, and 2% to its general partner, until it distributes for each outstanding subordinated unit an amount equal to the initial quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that Cheniere Partners’ general partner maintains its 2% general partner interest and that Cheniere Partners does not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

Cheniere Partners will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•

First, 98% to all unitholders (other than holders of Class B units), pro rata, and 2% to the general partner, until it distributes for each outstanding unit an amount equal to the initial quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that Cheniere Partners’ general partner maintains its 2% general partner interest and that Cheniere Partners does not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus in excess of the initial quarterly distribution. Cheniere Partners’ general partner currently holds the incentive distribution rights but may transfer these rights separately from its general partner interest, subject to restrictions in the Partnership Agreement.

If for any quarter:

•	Cheniere Partners has distributed available cash from operating surplus to the unitholders in an amount equal to the initial quarterly distribution; and

•

Cheniere Partners has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the initial quarterly distribution to the common units;

then Cheniere Partners will distribute any additional available cash from operating surplus for that quarter among the unitholders and its general partner in the following manner:

•

First, 98% to all unitholders (other than holders of Class B units), pro rata, and 2% to its general partner, until each unitholder receives a total of $0.489 per unit for that quarter (the “first target distribution”);

•

Second, 85% to all unitholders (other than holders of Class B units), pro rata, and 15% to its general partner, until each unitholder receives a total of $0.531 per unit for that quarter (the “second target distribution”);

•

Third, 75% to all unitholders (other than holders of Class B units), pro rata, and 25% to its general partner, until each unitholder receives a total of $0.638 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all unitholders (other than holders of Class B units), pro rata, and 50% to its general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the initial quarterly distribution to the common unitholders. The preceding discussion is based on the assumptions that Cheniere Partners’ general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that Cheniere Partners does not issue additional classes of equity securities. Notwithstanding the foregoing, if Cheniere Partners distributes available cash from operating surplus as a result of the refinancing of its indebtedness for borrowed money, then the holder of the incentive distribution rights will not be entitled to any such distributions with respect thereto.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and Cheniere Partners’ general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the general partner and the unitholders in any available cash from operating surplus that Cheniere Partners distributes up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from operating surplus that Cheniere Partners distributes reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the initial quarterly distribution are also applicable to quarterly distribution amounts that are less than the initial quarterly distribution. The percentage interests set forth below for the general partner include its 2% general partner interest and assume that the general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Common and Subordinated Unitholders	General Partner
Initial quarterly distribution	$0.425	98%	2%
First target distribution	above $0.425 up to $0.489	98%	2%
Second target distribution	above $0.489 up to $0.531	85%	15%
Third target distribution	above $0.531 up to $0.638	75%	25%
Thereafter	above $0.638	50%	50%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Cheniere Partners will make distributions of available cash from capital surplus, if any, in the following manner:

•

First, 98% to all unitholders (other than holders of Class B units), pro rata, and 2% to its general partner, until Cheniere Partners distributes for each common unit that was issued in Cheniere Partners’ initial public offering an amount of available cash from capital surplus equal to the initial public offering price;

•

Second, 98% to the common unitholders, pro rata, and 2% to its general partner, until Cheniere Partners distributes for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the initial quarterly distribution on the common units; and

•	Thereafter, Cheniere Partners will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumptions that the general partner maintains its 2% general partner interest and that Cheniere Partners does not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The Partnership Agreement treats a distribution of capital surplus as the repayment of the initial unit price from Cheniere Partners’ initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the initial quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the initial quarterly distribution, after any of these distributions are made, it may be easier for Cheniere Partners’ general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the initial quarterly distribution or any arrearages.

Once Cheniere Partners distributes capital surplus on a unit in an amount equal to the initial unit price, it will reduce the initial quarterly distribution and the target distribution levels to zero. Cheniere Partners will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to the general partner. The percentage interests shown for the general partner include its 2% general partner interest and assume that the general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights.

Adjustment to the Initial Quarterly Distribution and Target Distribution Levels

In addition to adjusting the initial quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if Cheniere Partners combines its units into fewer units or subdivides its units into a greater number of units, Cheniere Partners will proportionately adjust:

•	the initial quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the initial quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and each subordinated unit would be convertible into two common units. Cheniere Partners will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a court of competent jurisdiction so that Cheniere Partners becomes taxable as a corporation or otherwise subjects it to a material amount of entity level taxation for federal, state or local income tax purposes, the general partner may reduce the initial quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting the general partner’s estimate of Cheniere Partners’ aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of Cheniere Partners’ aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If Cheniere Partners dissolves in accordance with its Partnership Agreement, it will sell or otherwise dispose of its assets in a process called liquidation. Cheniere Partners will first apply the proceeds of liquidation to the payment of its creditors. Cheniere Partners will distribute any remaining proceeds to the unitholders, including the holders of the Class B units and the general partner in accordance with their capital account balances, as adjusted below to reflect any income, gain, loss and deduction for the current period and gain or loss upon the sale or other disposition of its assets in liquidation.

Cheniere Partners’ allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of Class B units to receive, in preference over the holders of outstanding subordinated units and equal in right to the holders of common units, an amount equal to the issue price of the Class B units multiplied annually by 8.5% during the period beginning on the applicable Class B funding date and ending on the date of liquidation (the “non-converted liquidation value”).

The allocations of gain and loss upon liquidation are further intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon Cheniere Partners’ liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the initial quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the initial quarterly distribution on the common units. However, there may not be sufficient gain upon Cheniere Partners’ liquidation to enable the holders of Class B units or common units to fully recover all of these amounts, although there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights currently owned by Cheniere Partners’ general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the Partnership Agreement. In the event of a liquidation, Cheniere Partners will allocate items of its income, gain, loss and deduction to the capital accounts of holders of Class B units such that, to the maximum extent possible, the holders of Class B units would be entitled to receive (equal in right to the holders of common units and prior and in preference to any distributions to the holders of subordinated units) distributions in the following manner:

•	First, an amount equal to the then non-converted liquidation value of such Class B units, and

•	Second, to each Class B unit and each common unit pro rata until the amount distributed to each common unit and Class B unit equals the issue price of the Class B units.

If Cheniere Partners’ liquidation occurs before the end of the subordination period, it will then allocate any remaining gain to the partners in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of the initial quarterly distribution for the quarter during which Cheniere Partners’ liquidation occurs; and

(3)	any unpaid arrearages in payment of the initial quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the initial quarterly distribution for the quarter during which Cheniere Partners’ liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until Cheniere Partners allocates under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the initial quarterly distribution per unit for each quarter of Cheniere Partners’ existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the initial quarterly distribution per unit that Cheniere Partners distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of Cheniere Partners’ existence;

•	Fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until Cheniere Partners allocates under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of its existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that Cheniere Partners distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of Cheniere Partners’ existence;

•	Sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until Cheniere Partners allocates under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of its existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that Cheniere Partners distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of Cheniere Partners’ existence; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

If the allocations described above would result in the common unitholders not being entitled to receive, in the aggregate, an amount equal to 3% of Cheniere Partners’ assets available for distribution to its partners upon any dissolution and winding up of the partnership (the “common minimum allocation”), items of income, gain, loss and deduction will be reallocated to cause the capital accounts of the common unitholders to equal, in the aggregate, the common minimum allocation.

The percentages set forth above are based on the assumptions that the general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that Cheniere Partners does not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If Cheniere Partners’ liquidation occurs before the end of the subordination period, it will generally allocate any loss to its general partner and the unitholders in the following manner:

•

First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to its general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to its general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to its general partner.

The 2% interests set forth in the first and second bullet points above for the general partner are based on the assumptions that the general partner maintains its 2% general partner interest and that Cheniere Partners does not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Cheniere Partners will make adjustments to capital accounts upon the issuance of additional units or upon conversion of the Class B units into common units. In the event of an issuance of additional units, Cheniere Partners will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders, holders of Class B units and the general partner in the same manner as Cheniere Partners allocates gain or loss upon liquidation. In the event that Cheniere Partners makes positive adjustments to the capital accounts upon the issuance of additional units, it will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon its liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. Upon conversion of any Class B unit, Cheniere Partners will allocate, to the extent possible, any unrealized gain, and for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders, holders of Class B units and the general partner such that (i) the capital account with respect to each converted Class B unit will equal the per unit capital account of a common unit, (ii) the general partner will maintain its percentage interest with respect to any general partner units issued in connection with such conversion, and (iii) any remaining gain or loss will be allocated in the same manner as Cheniere Partners allocates gain or loss upon liquidation.

Cheniere Partners’ Historical Distributions

The following sets forth Cheniere Partners’ historical quarterly distributions on its common units, subordinated units and Class B units for the years ended December 31, 2012 and 2011 and for the nine months ended September 30, 2013. Distributions declared during each quarter are presented.

	Cash Distributions Declared Per Unit	Total Distribution (in thousands)
Quarter		Common Units	Class B Units	Subordinated Units
2013:
July 1—September 30	$0.425	$24,259	—	—
April 1—June 30	$0.425	$24,259	—	—
January 1—March 31	$0.425	$24,259	—	—

2012:
October 1—December 31	$0.425	$16,783	—	—
July 1—September 30	$0.425	$16,783	—	—
April 1—June 30	$0.425	$13,383	—	—
January 1—March 31	$0.425	$13,323	—	—

2011:
October 1—December 31	$0.425	$13,176	—	—
July 1—September 30	$0.425	$13,176	—	—
April 1—June 30	$0.425	$11,446	—	—
January 1—March 31	$0.425	$11,335	—	—

SELECTED HISTORICAL FINANCIAL DATA OF CHENIERE PARTNERS AND PRO FORMA FINANCIAL DATA OF CHENIERE HOLDINGS

We are a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes and that, upon consummation of this offering, will own a 55.9% limited partner interest in Cheniere Partners. Our only business will consist of owning Cheniere Partners units, and, accordingly, our results of operations and financial condition will be dependent on the performance of Cheniere Partners. Cheniere Partners is treated as a partnership and is not subject to either federal or state income tax; instead, its partners, including us, are taxed on their allocable shares of Cheniere Partners’ taxable income. The following tables show our selected pro forma financial data as of and for the nine months ended September 30, 2013 and for the year ended December 31, 2012, each of which is derived from the unaudited pro forma financial statements that are included elsewhere in this prospectus.

The following tables also show the selected historical balance sheet of Cheniere Partners, as of the dates and for the periods indicated. The selected historical balance sheet as of December 31, 2012 and 2011 and selected historical statement of operations data for the years ended December 31, 2012 and 2011 are derived from the audited historical financial statements of Cheniere Partners that are included elsewhere in this prospectus. The selected historical financial data as of September 30, 2013 and for the nine months ended September 30, 2013 and September 30, 2012 are derived from the unaudited historical financial statements of Cheniere Partners that are included elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the audited historical and unaudited interim financial statements and the accompanying notes included elsewhere in this prospectus. The tables should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Cheniere Energy Partners, L.P. Historical				Cheniere Energy Partners LP Holdings, LLC Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30, 2013	Year Ended December 31, 2012
	2013	2012	2012	2011
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues (including transactions with affiliates)	$201,192	$197,133	$264,498	$283,888	$—	$—
Expenses (including transactions with affiliates)	239,306	173,398	226,253	161,803	750	1,000
Income (loss) from operations	(38,114)	23,735	38,245	122,085	(750)	(1,000)
Other expense	(158,737)	(130,553)	(213,676)	(175,645)	—	—
Equity loss from investment in Cheniere Energy Partners, L.P.	—	—	—	—	(188,775)	(479,662)
Net loss	(196,851)	(106,818)	(175,431)	(53,560)	(189,525)	(480,662)
Basic and diluted net income per common unit(1)	$(0.01)	$0.36	$0.27	$1.23	—	—
Basic and diluted net income per common unit, adjusted to include pre-acquisition date net losses of the Creole Trail Pipeline Business	$(0.11)	$0.22	$0.10	$1.08	—	—
Weighted average number of common units outstanding used for basic and diluted net income per common unit calculation	53,277	31,449	33,470	27,910	—	—
Basic and diluted net income per share					$(0.82)	$(2.07)
Number of shares issued and outstanding at initial public offering					231,700	231,700

	Cheniere Energy Partners, L.P. Historical			Cheniere Energy Partners LP Holdings, LLC Pro Forma
	As of September 30,	As of December 31,		As of September 30, 2013
	2013	2012	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$339,895	$419,292	$81,415	$—
Restricted cash and cash equivalents (current)	210,076	92,519	13,732	—
Non-current restricted cash and cash equivalents	828,360	272,425	82,394	—
Property, plant and equipment, net	5,642,872	3,219,592	2,044,020	—
Total assets	7,570,718	4,265,787	2,267,990	—
Long-term debt, net of discount	5,574,195	2,167,113	2,192,418	—
Long-term deferred revenue	18,500	21,500	25,500	—
Long-term deferred revenue–affiliate	17,173	14,720	12,266	—
Total equity (deficit)	1,725,763	1,879,978	(14,411)	—

(1)	Not adjusted to reflect the impact of the acquisition of the Creole Trail Pipeline Business as if the common unitholders had participated in the pre-acquisition date net losses of the Creole Trail Pipeline Business. See Note 17 to the historical financial statements of Cheniere Partners for an adjusted net income (loss) per common unit that includes the pre-acquisition date net losses of the Creole Trail Pipeline Business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the financial condition and results of operations of Cheniere Holdings and Cheniere Partners. The historical financial statements and the unaudited interim financial statements included in this prospectus reflect the assets, liabilities and operations of Cheniere Partners. You should read the following discussion and analysis of financial condition and results of operations of Cheniere Holdings and Cheniere Partners in conjunction with the historical financial statements, the unaudited interim financial statements, and the notes thereto, included elsewhere in this prospectus.

Cheniere Holdings

We are a recently formed limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

Our Business

Our primary business purpose is to:

•	own and hold Cheniere Partners units;

•

pay dividends on our shares from the distributions that we receive from Cheniere Partners, less income taxes and any reserves established by our board of directors to pay our company expenses and amounts due under our Services Agreement, to service and reduce indebtedness that we may incur and for company purposes, in each case as permitted by our LLC Agreement;

•

simplify tax reporting requirements for investors by issuing a Form 1099-DIV with respect to the dividends received on our shares rather than a Schedule K-1 that would be received as a unitholder of Cheniere Partners; and

•

designate members of the board of directors of Cheniere Partners’ general partner to oversee the operations of Cheniere Partners as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.”

Our Relationship with Cheniere Partners

Upon completion of this offering, we will own common units, Class B units and subordinated units representing an aggregate of approximately 55.9% of the outstanding Cheniere Partners units. As a result of our non-economic voting interest in GP Holdco, we control GP Holdco and indirectly control the appointment of four of the eleven members of the board of directors of Cheniere Partners’ general partner as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” If Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, our non-economic voting interest in GP Holdco would be extinguished and we would cease to control GP Holdco. Because our only assets are limited partner interests in Cheniere Partners and our results of operations are therefore dependent on the results of operations and financial condition of Cheniere Partners, we believe that the discussion and analysis of Cheniere Partners’ financial condition and operations is important to our shareholders. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cheniere Partners.”

Liquidity and Capital Resources

At July 29, 2013 and September 30, 2013, our capitalization consisted of $1,000 that Cheniere has agreed to contribute to us in connection with our formation in exchange for all of our membership interests. After giving effect to a 195,700-to-1 split of our common shares to be effected prior to the closing of this offering, our capital structure will consist only of common shares, of which 195,700,000 will be owned by Cheniere (or 190,300,000 if the underwriters exercise their option to purchase additional shares in full) and 36,000,000 will be sold by us in this offering (or 41,400,000 if the underwriters exercise their option to purchase additional shares in full), and our director voting share, which will initially be held by Cheniere. We are authorized to issue an unlimited number of additional common shares. Additional classes or series of securities may be created with the approval of the board, provided that any such additional class or series must be approved by a vote of holders of a majority of our outstanding shares. Our shareholders will not have preemptive or preferential rights to acquire additional shares or other securities of us.

Cheniere has agreed to provide certain general and administrative services pursuant to the Services Agreement. We will pay a fixed fee of $1.0 million per year (payable quarterly in installments of $250,000 per quarter, in arrears), subject to adjustment for inflation, for certain general and administrative services, including the services of our directors and officers who are also directors and executive officers of Cheniere. In addition, we will pay directly for, or reimburse Cheniere for, certain third-party expenses (which we expect will not exceed $1.5 million in the first year that we are a public company), including financial, legal, accounting, tax advisory and financial advisory services, any expenses incurred in connection with printing costs and other administrative and out-of-pocket expenses, and any other expenses that are incurred in connection with this offering or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to our shareholders, tax return and Form 1099-DIV preparation and distribution, exchange listing fees, printing costs, limited liability company governance and compliance expenses and registrar and transfer agent fees. Cheniere will also provide us with cash management services, including treasury services with respect to the payment of dividends and allocation of reserves for taxes. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere.”

Our LLC Agreement requires us to declare dividends on our shares equal to the amount of cash that we receive as distributions in respect of the Cheniere Partners units that we own, less income taxes and reserves established by our board of directors, within ten business days after we receive such distributions.

We believe that the cash distributions we will receive on our Cheniere Partners units will be sufficient to fund fees and expenses due under the Services Agreement and our working capital requirements for the next twelve months.

Results of Operations

Upon completion of the initial public offering of our shares, our results of operations will consist of our equity in earnings of Cheniere Partners. Our equity ownership in Cheniere Partners will consist of 11,963,488 common units, 45,333,334 Class B units and 135,383,831 subordinated units.

In addition to the Cheniere Partners units, we will also own a non-economic voting interest in GP Holdco. This non-economic voting interest in GP Holdco allows us to control the appointment of four of the eleven members to the board of directors of Cheniere Partners’ general partner to oversee the operations of Cheniere Partners. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” Cheniere may, at any time in its sole discretion, relinquish the director voting share, which would cause our non-economic voting interest in GP Holdco to be extinguished. Because Cheniere may relinquish the director voting share at any time in its sole discretion, and thus we have no variable interest in GP Holdco or control under GAAP, we have determined that we cannot consolidate Cheniere Partners and must account for our investment in the Cheniere Partners units that we own using the equity method of accounting.

The equity method of accounting requires that our investment in Cheniere Partners be shown in the balance sheet as a single amount. Our initial investment in Cheniere Partners is recognized at cost, and this carrying amount is increased or decreased to recognize our share of the income or loss of Cheniere Partners after the date of our initial investment in the Cheniere Partners units. Our share of Cheniere Partners’ income or loss is recognized in our statement of operations. Distributions received from Cheniere Partners reduce the carrying amount of our investment in Cheniere Partners. As a result of our historical negative investment in Cheniere Partners, we have suspended the use of the equity method for losses. On a pro forma basis, after giving effect to our equity ownership in Cheniere Partners as though we had acquired the Cheniere Partners units we owned as a result of a merger of entities under common control as of September 30, 2013, we have suspended losses of approximately $198 million. Additional equity method losses that we incur will be credited directly to the suspended loss account. We will recognize all distributions that we receive as a loss on our statement of operations and a corresponding entry will be made to the suspended loss account. Only when we have recovered all losses through future earnings will equity income be reported on the statement of operations.

JOBS Act

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (c) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an emerging growth company until as late as December 31, 2018.

As an “emerging growth company,” we have chosen to rely on such exemptions and are therefore not required, among other things to, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Critical Accounting Policies

As an “emerging growth company,” we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Cheniere Partners

Introduction

The following discussion and analysis presents the view of Cheniere Partners’ management regarding its business, financial condition and overall performance and should be read in conjunction with its annual and quarterly Consolidated Financial Statements included elsewhere in this prospectus and the accompanying notes. This information is intended to provide investors with an understanding of Cheniere Partners’ past performance, current financial condition and outlook for the future. Cheniere Partners’ discussion and analysis includes the following subjects:

•	Overview of Business

•	Overview of Significant Events

•	Liquidity and Capital Resources

•	Contractual Obligations

•	Results of Operations

•	Off-Balance Sheet Arrangements

•	Summary of Critical Accounting Policies and Estimates

•	Recent Accounting Standards

Overview of Business

Cheniere Partners is a Delaware limited partnership formed by Cheniere. Through its wholly owned subsidiary, Sabine Pass LNG, it owns and operates the regasification facilities at the Sabine Pass LNG terminal located on the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast. The Sabine Pass LNG terminal includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with capacity of up to 265,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d. Approximately one-half of the receiving capacity at the Sabine Pass LNG terminal is contracted to two multinational energy companies. Cheniere Partners is developing the Liquefaction Project at the Sabine Pass LNG terminal adjacent to the existing regasification facilities through a wholly owned subsidiary, Sabine Pass Liquefaction. Cheniere Partners plans to construct up to six Trains, which are in various stages of development. Each Train is expected to have a nominal production capacity of approximately 4.5 mtpa of LNG. Cheniere Partners also owns the 94-mile long Creole Trail Pipeline through its wholly owned subsidiary, CTPL, which interconnects the Sabine Pass LNG terminal with a number of large interstate pipelines.

Overview of Significant Events

Cheniere Partners’ significant accomplishments since January 1, 2013 and through the date of this prospectus include the following:

•	Sabine Pass Liquefaction issued an aggregate principal amount of $2.0 billion of 5.625% Senior Secured Notes due 2021 (the “2021 Sabine Pass Liquefaction Senior Notes”) and an

aggregate principal amount of $1.0 billion of 5.625% Senior Secured Notes due 2023 (the “2023 Sabine Pass Liquefaction Senior Notes”). Net proceeds from those offerings are intended to be used to pay a portion of the capital costs incurred in connection with the construction of the Liquefaction Project;

•

Sabine Pass Liquefaction issued an aggregate principal amount of $1.0 billion of 6.25% Senior Secured Notes due 2022. Net proceeds from this offering are intended to be used to pay a portion of the capital costs incurred in connection with the construction of the Liquefaction Project in lieu of a terminated portion of the commitments under Sabine Pass Liquefaction’s credit facilities;

•

Cheniere Partners sold 17.6 million common units to institutional investors for net proceeds, after deducting expenses, of $372.4 million, which includes the general partner’s proportionate capital contribution of approximately $7.4 million. Cheniere Partners used the proceeds from that offering to purchase the Creole Trail Pipeline Business;

•

Sabine Pass Liquefaction entered into four credit facilities totaling $5.9 billion (which were subsequently reduced to $5.0 billion in connection with the issuance of the 2022 Sabine Pass Liquefaction Senior Notes) to be used for costs associated with the construction of Train 1 through Train 4 of the Liquefaction Project;

•	Sabine Pass Liquefaction issued a notice to proceed to Bechtel under the EPC Contract (Trains 3 and 4);

•

Sabine Pass Liquefaction entered into the Centrica SPA that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 91.25 million MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of $274.0 million;

•

In May 2013, Cheniere Partners completed the acquisition of 100% of the equity interests in Cheniere Pipeline GP Interests, LLC held by Cheniere Pipeline Company, and the limited partner interest in CTPL held by Grand Cheniere Pipeline, LLC (the “Creole Trail Pipeline Business”) for $480.0 million and reimbursed Cheniere $13.9 million for certain expenditures incurred prior to the closing date. Concurrent with the Creole Trail Pipeline Business acquisition closing, Cheniere Partners issued 12.0 million Class B units to Cheniere for aggregate consideration of $180.0 million pursuant to a unit purchase agreement with Cheniere Class B Units Holdings, LLC, a wholly owned subsidiary of Cheniere. As a result of the two transactions, Cheniere Partners paid Cheniere net cash of $313.9 million;

•	CTPL entered into a $400.0 million term loan credit facility to fund capital expenditures on the Creole Trail Pipeline and for general business purposes; and

•

Cheniere Partners entered into an equity distribution agreement with Mizuho Securities USA Inc., under which Cheniere Partners may sell up to $500.0 million of common units through an at-the-market program.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of September 30, 2013, Cheniere Partners had $339.9 million of cash and cash equivalents and $1,038.4 million of restricted cash and cash equivalents.

Sabine Pass LNG Terminal

Regasification Facilities

The Sabine Pass LNG terminal has operational regasification capacity of approximately 4.0 Bcf/d and aggregate LNG storage capacity of approximately 16.9 Bcfe. Approximately 2.0 Bcf/d of the regasification capacity at the Sabine Pass LNG terminal has been reserved under two long-term third-party TUAs, under which Sabine Pass LNG’s customers are required to pay fixed monthly fees, whether or not they use the LNG terminal. Capacity reservation fee TUA payments are made by Sabine Pass LNG’s third-party TUA customers as follows:

•

Total has reserved approximately 1.0 Bcf/d of regasification capacity and is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $125 million annually for 20 years that commenced April 1, 2009. Total, S.A. has guaranteed Total’s obligations under its TUA of approximately $2.5 billion, subject to certain exceptions; and

•

Chevron has reserved approximately 1.0 Bcf/d of regasification capacity and is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $125 million annually for 20 years that commenced July 1, 2009. Chevron Corporation has guaranteed Chevron’s obligations under its TUA up to 80% of the fees payable by Chevron.

The remaining approximately 2.0 Bcf/d of capacity has been reserved under a TUA by Sabine Pass Liquefaction. Sabine Pass Liquefaction is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $250 million annually, continuing until at least 20 years after Sabine Pass Liquefaction delivers its first commercial cargo at Sabine Pass Liquefaction’s facilities under construction, which may occur as early as late 2015. Cheniere Investments, Sabine Pass Liquefaction and Sabine Pass LNG entered into a TURA pursuant to which Cheniere Investments has the right to use Sabine Pass Liquefaction’s reserved capacity under the TUA and has the obligation to make the monthly capacity payments required by the TUA to Sabine Pass LNG. In an effort to utilize Cheniere Investments’ reserved capacity under its TURA during construction of the Liquefaction Project, Cheniere Marketing has entered into an amended and restated VCRA pursuant to which Cheniere Marketing is obligated to pay Cheniere Investments 80% of the expected gross margin of each cargo of LNG that Cheniere Marketing arranges for delivery to the Sabine Pass LNG terminal. The revenue earned by Sabine Pass LNG from the capacity payments made under the TUA and the loss incurred by Cheniere Investments under the TURA are eliminated upon consolidation of Cheniere Partners’ financial statements. Cheniere Partners has guaranteed the obligations of Sabine Pass Liquefaction under its TUA and the obligations of Cheniere Investments under the TURA.

In September 2012, Sabine Pass Liquefaction entered into a partial TUA assignment agreement with Total, whereby Sabine Pass Liquefaction will progressively gain access to Total’s capacity and other services provided under Total’s TUA with Sabine Pass LNG. This agreement will provide Sabine Pass Liquefaction with additional berthing and storage capacity at the Sabine Pass LNG terminal that may be used to accommodate the development of Train 5 and Train 6, provide increased flexibility in managing LNG cargo loading and unloading activity starting with the commencement of commercial operations of Train 3, and permit Sabine Pass Liquefaction to more flexibly manage its LNG storage capacity with the commencement of Train 1. Notwithstanding any arrangements between Total and Sabine Pass Liquefaction, payments required to be made by Total to Sabine Pass LNG will continue to be made by Total to Sabine Pass LNG in accordance with its TUA.

Under each of these TUAs, Sabine Pass LNG is entitled to retain 2% of the LNG delivered to the Sabine Pass LNG terminal.

Liquefaction Facilities

The Liquefaction Project is being developed at the Sabine Pass LNG terminal adjacent to the existing regasification facilities. Cheniere Partners plans to construct up to six Trains, which are in various stages of development. In August 2012, Cheniere Partners commenced construction of Train 1 and Train 2 and the related new facilities needed to treat, liquefy, store and export natural gas. In May 2013, Cheniere Partners commenced construction of Train 3 and Train 4 and the related facilities. Cheniere Partners is developing Train 5 and Train 6 and commenced the regulatory approval process for these Trains in February 2013. Trains 1 through 4 are being designed, constructed and commissioned by Bechtel using the ConocoPhillips Optimized Cascade® technology, a proven technology deployed in numerous LNG projects around the world. Sabine Pass Liquefaction has entered the EPC Contract (Trains 1 and 2) and EPC Contract (Trains 3 and 4) with Bechtel in November 2011 and December 2012, respectively, under which Bechtel charges a lump sum for all work performed and generally bears project cost risk.

Sabine Pass Liquefaction has received authorization from the FERC to site, construct and operate Train 1, Train 2, Train 3 and Train 4. Sabine Pass Liquefaction has also filed an application with the FERC for the approval to construct Trains 5 and 6. The DOE has granted Sabine Pass Liquefaction an order authorizing the export of up to the equivalent of 16 mtpa (approximately 803 Bcf/yr) of LNG to all nations with which trade is permitted for a 20-year term beginning on the earlier of the date of first export from Train 1 or August 7, 2017. The DOE further issued two orders authorizing the export of an additional 189.3 Bcf/yr in total of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries providing for national treatment for trade in natural gas for a 20-year term. One order authorized the export of 101 Bcf/yr of domestically produced LNG pursuant to the SPA with Total, beginning on the earlier of the date of first export from Train 5 or July 11, 2021; and the other order authorized the export of 88.3 Bcf/yr of domestically produced LNG pursuant to the SPA with Centrica, beginning on the earlier of the date of first export from Train 5 or July 12, 2021.

As of October 31, 2013, the overall project completion for Train 1 and Train 2 of the Liquefaction Project was approximately 47%, which is ahead of the contractual schedule. As of October 31, 2013, the overall project completion for Train 3 and Train 4 of the Liquefaction Project was approximately 13%, which is ahead of contractual schedule. Based on Cheniere Partners’ current construction schedule, Cheniere Partners anticipates that Train 1 will produce LNG as early as late 2015, with commercial operations expected to commence in February 2016, and Train 2, Train 3 and Train 4 are expected to commence operations on a staggered basis thereafter.

Customers

Sabine Pass Liquefaction has entered into six fixed price, 20-year SPAs with third parties that in the aggregate equate to approximately 19.75 mtpa of LNG, which represents approximately 88% of the anticipated nominal production capacity of Train 1 through Train 5. Under the SPAs, the customers will purchase LNG from Cheniere Partners on an FOB basis for a price consisting of a fixed fee plus 115% of Henry Hub per MMBtu of LNG. In certain circumstances, the customers may elect to cancel or suspend deliveries of LNG cargoes, in which case the customers would still be required to pay the fixed fee with respect to cargoes that are not delivered. A portion of the fixed fee will be subject to annual adjustment for inflation. The SPAs and contracted volumes to be made available under the SPAs are not tied to a specific Train; however, the term of each SPA commences upon the start of operations of the specified Train.

As of the date of this prospectus, Sabine Pass Liquefaction has the following third-party SPAs:

•

The BG SPA commences upon the date of first commercial delivery for Train 1 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.25 per MMBtu and includes additional annual contract quantities of 36,500,000 MMBtu, 34,000,000 MMBtu, and 33,500,000 MMBtu upon the date of first commercial delivery for Train 2, Train 3 and Train 4, respectively, with a fixed fee of $3.00 per MMBtu. The total expected annual contracted cash flow from BG from fixed fees is approximately $723 million. In addition, Sabine Pass Liquefaction has agreed to make up to 500,000 MMbtu/d of LNG available to BG to the extent that Train 1 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.25 per MMBtu, if produced. The obligations of BG are guaranteed by BG Energy Holdings Limited, a company organized under the laws of England and Wales.

•

The Gas Natural Fenosa SPA commences upon the date of first commercial delivery for Train 2 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.49 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $454 million. In addition, Sabine Pass Liquefaction has agreed to make up to 285,000 MMBtu/d of LNG available to Gas Natural Fenosa to the extent that Train 2 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.49 per MMBtu, if produced. The obligations of Gas Natural Fenosa are guaranteed by Gas Natural SDG S.A., a company organized under the laws of Spain.

•

The KOGAS SPA commences upon the date of first commercial delivery for Train 3 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. KOGAS is organized under the laws of the Republic of Korea.

•

The GAIL SPA commences upon the date of first commercial delivery for Train 4 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. GAIL is organized under the laws of India.

•

The Total SPA commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 104,750,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $314 million. The obligations of Total are guaranteed by Total S.A., a company organized under the laws of France.

•

The Centrica SPA commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 91,250,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $274 million. Centrica is organized under the laws of England and Wales.

In aggregate, the fixed fee portion to be paid by these customers is approximately $2.3 billion annually for Trains 1 through 4, and $2.9 billion annually if Cheniere Partners makes a positive final investment decision with respect to Train 5, with the applicable fixed fees starting from the commencement of commercial operations for the applicable Train. These fixed fees equal approximately $411 million, $564 million, $650 million, $648 million and $588 million for each respective Train.

In addition, Cheniere Marketing has entered into an SPA with Sabine Pass Liquefaction to purchase, at Cheniere Marketing’s option, up to 104,000,000 MMBtu/yr of LNG produced from Trains 1 through 4. Sabine Pass Liquefaction has the right each year during the term to reduce the annual contract quantity based on its assessment of how much LNG it can produce in excess of that required for other customers. Cheniere Marketing may purchase incremental LNG volumes at a price of 115% of Henry Hub: plus up to $3.00 per MMBtu for the most profitable 36,000,000 MMBtu of cargoes sold each year by Cheniere Marketing; and then 20% of net profits of the remaining 68,000,000 MMBtu sold each year by Cheniere Marketing.

Construction

In November 2011, Sabine Pass Liquefaction entered into the EPC Contract (Trains 1 and 2) with Bechtel. Sabine Pass Liquefaction issued a notice to proceed with construction under the EPC Contract (Trains 1 and 2) in August 2012. In December 2012, Sabine Pass Liquefaction entered into the EPC Contract (Trains 3 and 4) with Bechtel. Sabine Pass Liquefaction issued a notice to proceed with construction under the EPC Contract (Trains 3 and 4) in May 2013. The Trains are in various stages of development, as described below under “Business—Cheniere Partners—Business—Liquefaction Facilities.”

The total contract price of the EPC Contract (Trains 1 and 2) and the total contract price of the EPC Contract (Trains 3 and 4) is approximately $4.0 billion and $3.8 billion, respectively, reflecting amounts incurred under change orders through September 30, 2013. Total expected capital costs for Trains 1 through 4 are estimated to be between $9.0 billion and $10.0 billion before financing costs, and between $12.0 billion and $13.0 billion after financing costs, including, in each case, estimated owner’s costs and contingencies. Sabine Pass Liquefaction’s Trains will require significant amounts of capital to construct and operate and are subject to risks and delays in completion.

The liquefaction technology to be employed under the EPC Contracts is the ConocoPhillips Optimized Cascade® Process, which was first used at the ConocoPhillips Petroleum Kenai plant built by Bechtel in 1969 in Kenai, Alaska. Bechtel has since designed and/or constructed LNG facilities using the ConocoPhillips Optimized Cascade® technology in Angola, Australia, Egypt, Equatorial Guinea and Trinidad. The design and technology has been proven in over four decades of operation.

Cheniere Partners currently expects that Sabine Pass Liquefaction’s capital resources requirements with respect to Train 1 through Train 4 will be financed through borrowings, equity contributions from Cheniere Partners and cash flows under the SPAs. Cheniere Partners believes that with the net proceeds of borrowings and unfunded commitments under the 2013 Liquefaction Credit Facilities (as defined below), Sabine Pass Liquefaction will have adequate financial resources available to complete Train 1 through Train 4 and to meet its currently anticipated capital, operating and debt service requirements. Cheniere Partners currently projects that Sabine Pass Liquefaction will generate cash flow by late 2015, when Train 1 is anticipated to achieve initial LNG production.

Pipeline Facilities

CTPL owns the Creole Trail Pipeline, a 94-mile pipeline interconnecting the Sabine Pass LNG terminal with a number of large interstate pipelines, including Natural Gas Pipeline Company of America, Transcontinental Gas Pipeline Corporation, Tennessee Gas Pipeline Company, Florida Gas Transmission Company, Texas Eastern Gas Transmission, and Trunkline Gas Company, as well as the intrastate pipeline system of Bridgeline Holdings, L.P. Sabine Pass Liquefaction has entered into transportation precedent agreements to secure firm pipeline transportation capacity with CTPL and two other pipeline companies.

CTPL will need to obtain the FERC’s approval prior to making any modifications to the Creole Trail Pipeline as it is a regulated, interstate pipeline. An application for authorization to construct, own, operate and maintain certain new facilities in order to enable bi-directional natural gas flow on the Creole Trail Pipeline system was submitted to the FERC by CTPL in April 2012. In February 2013, the FERC approved the proposed project, and in October 2013, the FERC issued an order denying petitioner’s request for rehearing and stay of the approval. In addition, in November 2013, CTPL received approval from the Louisiana Department of Environmental Quality for the proposed modifications to the Creole Trail Pipeline system. Cheniere Partners estimates the capital costs to modify the Creole Trail Pipeline will be approximately $100 million. The modifications are expected to be in service in time for the commissioning and testing of Trains 1 and 2.

Capital Resources

Senior Secured Notes

As of September 30, 2013, Cheniere Partners had four series of senior notes outstanding:

•	$1,665.5 million of 7.50% Senior Secured Notes due 2016 issued by Sabine Pass LNG (the “2016 Notes”);

•	$420.0 million of 6.50% Senior Secured Notes due 2020 issued by Sabine Pass LNG (the “2020 Notes” and collectively with the 2016 Notes, the “Sabine Pass LNG Senior Notes”);

•	$2,000.0 million of the 2021 Sabine Pass Liquefaction Senior Notes; and

•	$1,000.0 million of the 2023 Sabine Pass Liquefaction Senior Notes (collectively with the 2021 Sabine Pass Liquefaction Notes, the “Sabine Pass Liquefaction Senior Notes”).

Interest on the 2016 Notes is payable semi-annually in arrears on May 30 and November 30 of each year, interest on the 2020 Notes is payable semi-annually in arrears on May 1 and November 1 of each year, interest on the 2021 Sabine Pass Liquefaction Senior Notes is payable semi-annually in arrears on February 1 and August 1 of each year and interest on the 2023 Sabine Pass Liquefaction Senior Notes is payable semi-annually in arrears on April 15 and October 15 of each year. Subject to permitted liens, the Sabine Pass LNG Senior Notes are secured on a pari passu first-priority basis by a security interest in all of Sabine Pass LNG’s equity interests and substantially all of Sabine Pass LNG’s operating assets, and the Sabine Pass Liquefaction Senior Notes are secured on a first-priority basis by a security interest in all of the membership interests in Sabine Pass Liquefaction and substantially all of Sabine Pass Liquefaction’s assets.

Sabine Pass LNG may redeem some or all of its 2016 Notes at any time, and from time to time, at the redemption prices specified in the indenture governing the 2016 Notes, plus accrued and unpaid interest, if any, to the date of redemption. Sabine Pass LNG may redeem some or all of the 2020 Notes at any time on or after November 1, 2016 at fixed redemption prices specified in the indenture governing the 2020 Notes, plus accrued and unpaid interest, if any, to the date of redemption. Sabine Pass LNG may also redeem some or all of the 2020 Notes at any time prior to November 1, 2016 at a “make-whole” price set forth in the indenture, plus accrued and unpaid interest, if any, to the date of redemption. At any time before November 1, 2015, Sabine Pass LNG may redeem up to 35% of the aggregate principal amount of the 2020 Notes at a redemption price of 106.5% of the principal amount of the 2020 Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, in an amount not to exceed the net proceeds of one or more completed equity offerings as long as Sabine Pass LNG redeems the 2020 Notes within 180 days of the closing date for such equity offering and at least 65% of the aggregate principal amount of the 2020 Notes originally issued remains outstanding after the redemption.

At any time prior to November 1, 2020, with respect to the 2021 Sabine Pass Liquefaction Senior Notes, or January 15, 2023, with respect to the 2023 Sabine Pass Liquefaction Senior Notes, Sabine Pass Liquefaction may redeem all or a part of the Sabine Pass Liquefaction Senior Notes, at a redemption price equal to the “make-whole” price set forth in the Indenture, plus accrued and unpaid interest, if any, to the date of redemption. Sabine Pass Liquefaction also may at any time on or after November 1, 2020, with respect to the 2021 Sabine Pass Liquefaction Senior Notes, or January 15, 2023, with respect to the 2023 Sabine Pass Liquefaction Senior Notes, redeem the Sabine Pass Liquefaction Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Sabine Pass Liquefaction Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Under the indentures governing the Sabine Pass LNG Senior Notes, except for permitted tax distributions, Sabine Pass LNG may not make distributions until, among other requirements, deposits are made into debt service reserve accounts and a fixed charge coverage ratio test of 2:1 is satisfied. Under the indentures governing the Sabine Pass Liquefaction Senior Notes, Sabine Pass Liquefaction may not make any distributions until, among other requirements, substantial completion of Train 1 and Train 2 has occurred, deposits are made into debt service reserve accounts and a debt service coverage ratio for the prior 12-month period and a projected debt service coverage ratio for the upcoming 12-month period of 1.25:1.00 are satisfied.

On November 25, 2013, Sabine Pass Liquefaction issued $1.0 billion aggregate principal amount of the 2022 Sabine Pass Liquefaction Senior Notes. The 2022 Sabine Pass Liquefaction Senior Notes

are governed by a supplemental indenture to the indenture that governs the 2021 Sabine Pass Liquefaction Senior Notes and the 2023 Sabine Pass Liquefaction Senior Notes, and therefore contain substantially similar restrictive covenants as Sabine Pass Liquefaction’s other senior notes. Sabine Pass Liquefaction may incur additional indebtedness in the future, including by issuing additional notes, and such indebtedness could be at higher interest rates and have different maturity dates and more restrictive covenants than the current outstanding indebtedness of Sabine Pass Liquefaction, including the Sabine Pass Liquefaction Senior Notes and the 2013 Liquefaction Credit Facilities described below.

2013 Liquefaction Credit Facilities

Sabine Pass Liquefaction has four credit facilities aggregating $5.0 billion (collectively, the “2013 Liquefaction Credit Facilities”), which will be used to fund a portion of the costs of developing, constructing and placing into operation Train 1 through Train 4 of the Liquefaction Project. The principal of the loans made under the 2013 Liquefaction Credit Facilities must be repaid in quarterly installments, commencing with the earlier of the last day of the first full calendar quarter after the Train 4 completion date and September 30, 2018. Loans under the 2013 Liquefaction Credit Facilities bear interest at a variable rate per annum equal to, at Sabine Pass Liquefaction’s election, the London Interbank Offered Rate (“LIBOR”) plus the applicable margin. The applicable margins for LIBOR loans prior to, and after, the completion of Train 4 range from 2.3% to 3.0% and 2.3% to 3.25%, respectively, depending on the applicable 2013 Liquefaction Credit Facility. The 2013 Liquefaction Credit Facilities also require Sabine Pass Liquefaction to pay a commitment fee calculated at a rate per annum equal to 40% of the applicable margin for LIBOR loans, multiplied by the average daily amount of undrawn commitments. Interest on LIBOR loans and the commitment fees are due and payable at the end of each LIBOR period.

2012 Liquefaction Credit Facility

In July 2012, Sabine Pass Liquefaction entered into a construction/term loan facility in an amount up to $3.6 billion (the “2012 Liquefaction Credit Facility”), which was available to Sabine Pass Liquefaction in four tranches solely to fund Liquefaction Project costs for Train 1 and Train 2, the related debt service reserve account up to an amount equal to six months of scheduled debt service and the return of equity and affiliate subordinated debt funding to Cheniere or its affiliates up to an amount that would result in senior debt being no more than 65% of Cheniere Partners’ total capitalization. Borrowings under the 2012 Liquefaction Credit Facility were based on LIBOR plus 3.50% during construction and 3.75% during operations. Sabine Pass Liquefaction was also required to pay commitment fees on the undrawn amount. The 2012 Credit Facility was amended and restated with the 2013 Liquefaction Credit Facilities.

CTPL Credit Facility

CTPL has a $400 million term loan facility (the “CTPL Credit Facility”), which will be used to fund modifications to the Creole Trail Pipeline and for general business purposes. Loans under the CTPL Credit Facility bear interest at a variable rate per annum equal to, at CTPL’s election, LIBOR or the base rate, plus the applicable margin. The applicable margin for LIBOR loans under the CTPL Credit Facility is 3.25%. The CTPL Credit Facility matures in 2017 when the full amount of the outstanding principal obligations must be repaid.

Sources and Uses of Cash

The following table summarizes (in thousands) the sources and uses of Cheniere Partners’ cash and cash equivalents for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010. The table presents capital expenditures on a cash basis; therefore, these amounts differ from the amounts of capital expenditures, including accruals, that are referred to elsewhere in this prospectus. Additional discussion of these items follows the table.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Sources of cash and cash equivalents
Proceeds from debt issuances	$3,504,478	$100,000	$520,000	$—	$—
Proceeds from sale of partnership common and general partner units	375,897	240,114	250,022	70,157	—
Proceeds from sale of Class B units	—	1,387,560	1,887,342	—	—
Contributions to Creole Trail Pipeline Business from Cheniere, net	20,896	9,608	11,857	7,666	4,321
Operating Cash Flow	—	—	—	6,840	99,844

Total sources of cash and cash equivalents	3,901,271	1,737,282	2,669,221	84,663	104,165

Uses of cash and cash equivalents
Investment in restricted cash and cash equivalents, net of uses of restricted cash and cash equivalents	(785,847)	(289,851)	(343,877)	—	—
LNG terminal costs, net	(2,449,360)	(876,593)	(1,118,787)	(7,394)	(4,983)
Purchase of Creole Trail Pipeline Business, net	(313,892)	—	—	—	—
Debt issuance and deferred financing costs	(231,198)	(210,126)	(222,378)	—	—
Repayment of Debt	(100,000)	—	(550,000)	—	—
Distributions to unitholders	(66,632)	(40,696)	(57,821)	(48,149)	(163,249)
Operating cash flow	(16,091)	(14,940)	(37,741)	—	—
Advances under long term contracts	(12,528)	(15,009)	(740)	(1,054)	(121)
Other	(5,120)	(2,382)	—	—	(5)

Total uses of cash and cash equivalents	(3,980,668)	(1,449,597)	(2,331,344)	(56,597)	(168,358)

Net increase (decrease) in cash and cash equivalents	(79,397)	287,685	337,877	28,066	(64,193)
Cash and cash equivalents—beginning of period	419,292	81,415	81,415	53,349	117,542

Cash and cash equivalents—end of period	$339,895	$369,100	$419,292	$81,415	$53,349

Proceeds from Debt Issuances

In February 2013 and April 2013, Sabine Pass Liquefaction issued an aggregate principal amount of $2.0 billion, before premium, of the 2021 Sabine Pass Liquefaction Senior Notes. In April 2013,

Sabine Pass Liquefaction also issued $1.0 billion of the 2023 Sabine Pass Liquefaction Senior Notes. Net proceeds from those offerings are intended to be used to pay a portion of the capital costs incurred in connection with the construction of the Liquefaction Project. In May 2013, Sabine Pass Liquefaction closed the 2013 Liquefaction Credit Facilities aggregating $5.9 billion (which were subsequently reduced to $5.0 billion in connection with the issuance of the 2022 Sabine Pass Liquefaction Senior Notes). Sabine Pass Liquefaction made a $100.0 million borrowing under the 2013 Liquefaction Credit Facilities in June 2013 after meeting the required conditions precedent. Also in May 2013, CTPL entered into the $400.0 million CTPL Credit Facility, which will be used to fund modifications to the Creole Trail Pipeline and for general business purposes.

In July 2012, Sabine Pass Liquefaction entered into the $3.6 billion 2012 Liquefaction Credit Facility with a syndicate of lenders. The 2012 Liquefaction Credit Facility was intended to be used to fund a portion of the costs of developing, constructing and placing into operation Train 1 and Train 2 of the Liquefaction Project. Sabine Pass Liquefaction made a $100.0 million borrowing under the 2012 Liquefaction Credit Facility in August 2012 after meeting the required conditions precedent. In October 2012, Sabine Pass LNG issued $420.0 million of 6.50% Senior Secured Notes due 2020 described above.

Proceeds from the Sale of Partnership Common and General Partner Units

The proceeds from the sale of partnership common and general partner units in the nine months ended September 30, 2013 related to a February 2013 common unit purchase agreement with institutional investors to sell 17.6 million common units for net proceeds, after deducting expenses, of $372.4 million, which included the general partner’s proportionate capital contribution of approximately $7.4 million. Cheniere Partners used the proceeds from the February 2013 offering to purchase the Creole Trail Pipeline Business. In May 2013, Cheniere Partners received proceeds of $3.7 million from the general partner’s proportionate capital contribution related to its issuance of 12.0 million Class B units to Cheniere discussed above.

In September 2012, Cheniere Partners sold 8.0 million common units in an underwritten public offering at a price of $25.07 per common unit for net cash proceeds of $194.0 million. Cheniere Partners also received $45.1 million in net cash proceeds from its general partner in connection with the exercise of its right to maintain its 2% ownership interest in Cheniere Partners during the year ended December 31, 2012.

In September 2011, Cheniere Partners sold 3.0 million common units in an underwritten public offering and 1.1 million common units to Cheniere Common Units Holding, LLC at a price of $15.25 per common unit. Cheniere Partners received net cash proceeds of $70.2 million from such offering (including proceeds from its general partner in connection with the exercise of its right to maintain its 2% ownership interest in Cheniere Partners), which were used for company purposes, including development costs for the Liquefaction Project.

In January 2011, Cheniere Partners initiated an at-the-market program to sell up to 1.0 million common units, the proceeds from which are used primarily to fund development costs associated with the Liquefaction Project. During the year ended December 31, 2011, 0.5 million common units for net cash proceeds of $9.0 million were sold. During the year ended December 31, 2012, Cheniere Partners sold 0.5 million common units for net cash proceeds of $11.1 million. Cheniere Partners paid $0.3 million in commissions to Miller Tabak + Co., Inc., as sales agent, in connection with the at-the-market program during each of the years ended December 31, 2012 and 2011.

Proceeds from the Sale of Class B Units

Concurrent with the Creole Trail Pipeline Business acquisition in May 2013, Cheniere Partners issued 12.0 million Class B units to Cheniere for aggregate consideration of $180.0 million. Please read “—Purchase of Creole Trail Pipeline Business, net” below.

During the nine months ended September 30, 2012, Cheniere Partners issued and sold 100.0 million Class B units to Cheniere and Blackstone pursuant to unit purchase agreements for total consideration of $1.5 billion, before fees.

During the year ended December 31, 2012, Blackstone and Cheniere completed their acquisitions of 100.0 million and 33.3 million Class B units, respectively, pursuant to unit purchase agreements for total consideration of $1.5 billion and $500.0 million, respectively, before fees. Proceeds from the Class B unit sales are being used to fund the equity portion of the costs of developing, constructing and placing into service the Liquefaction Project.

Contributions to Creole Trail Pipeline Business from Cheniere, net

Contributions to Creole Trail Pipeline Business, net relate to equity contributions provided by Cheniere to the entities owning the Creole Trail Pipeline that Cheniere Partners purchased in May 2013. The acquisition has been accounted for as a transfer of net assets between entities under common control. During the period from January 1, 2013 to the purchase date, Cheniere contributed $20.9 million to the Creole Trail Pipeline entities that Cheniere Partners acquired. During the nine months ended September 30, 2012, Cheniere contributed $9.6 million to the Creole Trail Pipeline entities that Cheniere Partners acquired.

Operating Cash Flow

Operating cash flow decreased $44.6 million from 2011 to 2012. The decrease in operating cash flow primarily resulted from increased costs incurred to develop and manage the construction of Train 1 and Train 2, and decreased LNG cargo export loading fee revenue.

Operating cash flow decreased $93.0 million from 2010 to 2011 primarily due to the June 2010 TUA assignment from Cheniere Marketing to Cheniere Investments, effective July 1, 2010, that resulted in the TUA payments being made by Cheniere Investments, a wholly owned subsidiary of Cheniere Partners, instead of being received from Cheniere Marketing. In addition, operating cash flow decreased from 2010 to 2011 as a result of increased development costs in 2011 associated with the Liquefaction Project.

LNG Terminal Costs, net

LNG terminal costs, net primarily related to the construction of Trains 1 through 4 of the Liquefaction Project. In June 2012, we began capitalizing costs associated with Train 1 and Train 2 of the Liquefaction Project, and in May 2013, we began capitalizing costs associated with Train 3 and Train 4 of the Liquefaction Project.

Capital expenditures for the Sabine Pass LNG terminal were $1,118.5 million, $7.1 million and $5.0 million in the years ended December 31, 2012, 2011 and 2010, respectively. Cheniere Partners began capitalizing costs associated with the construction of Train 1 and Train 2 of the Liquefaction Project as construction-in-process during the second quarter of 2012.

Purchase of Creole Trail Pipeline Business, net

In May 2013, Cheniere Partners completed the acquisition of the Creole Trail Pipeline Business for $480.0 million and reimbursed Cheniere $13.9 million for certain expenditures incurred prior to the closing date. Concurrent with the Creole Trail Pipeline Business acquisition closing, Cheniere Partners issued 12.0 million Class B units to Cheniere for aggregate consideration of $180.0 million pursuant to a unit purchase agreement with Cheniere Class B Units Holdings, LLC, a wholly owned subsidiary of Cheniere. As a result of the two transactions, Cheniere Partners paid net cash of $313.9 million.

Debt Issuance and Deferred Financing Costs

Debt issuance and deferred financing costs in the nine months ended September 30, 2013 resulted from amounts paid by Sabine Pass Liquefaction related to the 2013 Liquefaction Credit Facilities and the Sabine Pass Liquefaction Senior Notes and amounts paid by CTPL related to the CTPL Credit Facility.

Debt issuance and deferred financing costs in the year ended December 31, 2012 relate to the issuance of the 2012 Liquefaction Credit Facility and the 2020 Notes.

Repayment of Debt

During the nine months ended September 30, 2013, the 2012 Liquefaction Credit Facility was amended and restated with the 2013 Liquefaction Credit Facilities described above and the $100.0 million of outstanding borrowings under the 2012 Liquefaction Credit Facility were repaid in full.

During the fourth quarter of 2012, Sabine Pass LNG repurchased its $550.0 million of 2013 Notes. Funds used for the repurchase included proceeds received from the 2020 Notes and from an equity contribution from Cheniere Partners.

Investment in Restricted Cash and Cash Equivalents, Net of Uses of Restricted Cash and Cash Equivalents

In the nine months ended September 30, 2013, Cheniere Partners invested a net $785.8 million in restricted cash and cash equivalents. This investment in restricted cash and cash equivalents is primarily a result of the $3,243.7 million investment in restricted cash and cash equivalents primarily related to the net proceeds from the Sabine Pass Liquefaction Senior Notes, the CTPL Credit Facility and the 2013 Liquefaction Credit Facilities. This investment in restricted cash and cash equivalents was partially offset by the use of $2,457.8 million of restricted cash and cash equivalents primarily related to the construction of the Liquefaction Project.

During 2012, Cheniere Partners invested a net $343.9 million in restricted cash and cash equivalents. This investment was a result of the $1,458.6 million of restricted cash and cash equivalents from the proceeds of Class B unit sales that was partially offset by the use of $1,114.7 million of restricted cash for the construction of Train 1 and Train 2 of the Liquefaction Project.

Distributions to Unitholders

During the nine months ended September 30, 2013 and 2012, Cheniere Partners distributed $66.6 million and $40.7 million, respectively, to its common and general partner unitholders.

Cheniere Partners made $57.8 million, $48.1 million and $163.2 million of distributions to its common and subordinated unitholders and to its general partner in the years ended December 31, 2012, 2011 and 2010, respectively. The decreased amount of distributions to owners from the year ended December 31, 2010 as compared to the years ended December 31, 2011 and 2012 primarily resulted from the TUA assignment from Cheniere Marketing to Cheniere Investments, effective July 1, 2010, which resulted in the TUA payments being made by Cheniere Investments, a wholly owned subsidiary of Cheniere Partners, instead of Cheniere Marketing and decreased Cheniere Partners’ available cash in excess of the common unit and general partner distributions. As a result of Cheniere Marketing’s assignment of its TUA to Cheniere Investments, Cheniere Partners has not paid distributions on its subordinated units since the distribution made with respect to the quarter ended March 31, 2010.

Cash Distributions to Unitholders

The Partnership Agreement requires that, within 45 days after the end of each quarter, Cheniere Partners distribute all of its available cash (as defined in the Partnership Agreement). Cheniere Partners’ available cash is its cash on hand at the end of a quarter less the amount of any reserves established by its general partner. All distributions paid to date have been made from accumulated operating surplus. The following provides a summary of distributions paid by Cheniere Partners during the nine months ended September 30, 2013:

				Total Distribution (in thousands)
Date Paid	Period Covered by Distribution	Distribution Per Common Unit	Distribution Per Subordinated Unit	Common Units	Class B Units	Subordinated Units	General Partner Units
February 14, 2013	October 1 - December 31, 2012	$0.425	$—	$16,783	$—	$—	$342
May 15, 2013	January 1 - March 31, 2013	0.425	—	24,259	—	—	495
August 15, 2013	April 1- June 30, 2013	0.425	—	24,259	—	—	495

The subordinated units will receive distributions only to the extent Cheniere Partners has available cash above the initial quarterly distributions requirement for its common unitholders and general partner along with certain reserves. Such available cash could be generated through new business development or fees received from Cheniere Marketing under the amended and restated VCRA. The ending of the subordination period and conversion of the subordinated units into common units will depend upon future business development.

In 2012, Cheniere Partners issued Class B units in connection with the development of the Liquefaction Project. The Class B units are not entitled to cash distributions except in the event of Cheniere Partners’ liquidation or merger, consolidation or other combination with another person or the sale of all or substantially all of Cheniere Partners’ assets. The Class B units are subject to conversion, mandatorily or at the option of the holders of the Class B units under specified circumstances, into a number of common units based on the then-applicable conversion value of the Class B units. On a quarterly basis beginning on the initial purchase of the Class B units, and ending on the conversion date of the Class B units, the conversion value of the Class B units increases at a compounded rate of 3.5% per quarter, subject to an additional upward adjustment for certain equity and debt financings. The accreted conversion ratio of the Class B units owned by Cheniere and Blackstone was 1.19 and 1.17, respectively, as of September 30, 2013. The Class B units will mandatorily convert into common units on the first business day following the record date with respect to Cheniere Partners’ first distribution (the “Mandatory Conversion Date”) after the earlier of the substantial completion date of Train 3 or August 9, 2017, although if a notice to proceed is given to Bechtel for Train 3 prior to August 9, 2017, the Mandatory Conversion Date will be the substantial completion date of Train 3. The notice to proceed was given to Bechtel on May 28, 2013. Cheniere Partners currently expects the substantial completion date of Train 3 to occur before March 31, 2017. If the Class B units are not mandatorily converted by July 2019, the holders of the Class B units have the option to convert the Class B units into common units at that time.

On October 22, 2013, Cheniere Partners declared a cash distribution of $0.425 per common unit and the related distribution to its general partner, which was paid on November 14, 2013 to owners of record on November 1, 2013 for the period from July 1, 2013 to September 30, 2013.

Contractual Obligations

Cheniere Partners is committed to make cash payments in the future pursuant to certain of its contracts. The following table summarizes certain contractual obligations in place as of December 31, 2012 (in thousands).

	Payments Due for Years Ended December 31,
	Total	2013	2014-2015	2016-2017	Thereafter
Construction and purchase obligations(1)	$3,044,606	$1,286,184	$1,532,576	$225,846	$—
Long-term debt	2,185,500	—	—	1,665,500	520,000
Interest payments(2)	1,029,160	202,790	403,153	267,831	155,386
Operating lease obligations(3)(4)	285,049	9,841	19,660	19,469	236,079
Service contracts:
Affiliate Sabine Pass LNG O&M Agreement(5)	28,176	1,682	3,365	3,365	19,764
Affiliate Sabine Pass LNG MSA(5)	112,771	6,729	13,458	13,458	79,066
Affiliate Sabine Pass Liquefaction O&M Agreement(5)	62,769	7,828	10,676	7,432	36,833
Affiliate Sabine Pass Liquefaction MSA(5)	351,910	31,313	42,704	38,477	239,419
Affiliate services agreement(5)	190,366	11,198	22,396	22,396	134,376
Cooperative endeavor agreements(5)	9,813	2,453	4,907	2,453	—
Other obligation(6)	1,473	1,185	144	144	—

Total	$7,301,533	$1,561,203	$2,053,039	$2,266,371	$1,420,920

(1)	A discussion of these obligations can be found at Note 15—“Commitments and Contingencies” of Cheniere Partners’ Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2012 included elsewhere in this prospectus.
(2)	Based on the total debt balance, scheduled maturities and interest rates in effect at December 31, 2012. Please read Note 11—“Long-Term Debt” of Cheniere Partners’ Consolidated Financial Statements for the fiscal year ended December 31, 2012 included elsewhere in this prospectus.
(3)	A discussion of these obligations can be found in Note 14—“Leases” of Cheniere Partners’ Consolidated Financial Statements for the fiscal year ended December 31, 2012 included elsewhere in this prospectus.
(4)	Minimum lease payments have not been reduced by a minimum sublease rental of $112.8 million due in the future under non-cancelable tug boat subleases.
(5)	A discussion of these obligations can be found in Note 13—“Related Party Transactions” of Cheniere Partners’ Consolidated Financial Statements for the fiscal year ended December 31, 2012 included elsewhere in this prospectus.
(6)	Other obligation consists of LNG terminal security services.

On November 20, 2013, Cheniere Partners’ general partner, which had been performing services under operation and maintenance agreements with Sabine Pass Liquefaction, Sabine Pass LNG and CTPL, assigned its rights and obligations under these agreements to Cheniere Investments.

Results of Operations

Nine Months Ended September 30, 2013 vs. Nine Months Ended September 30, 2012

Cheniere Partners’ consolidated net loss increased $90.0 million, from $106.8 million of net loss in the nine months ended September 30, 2012, to $196.9 million of net loss in the nine months ended September 30, 2013. The increase in net loss was primarily a result of loss on the early extinguishment of debt, increased general and administrative expense (including affiliate expense) and increased operating and maintenance expense (including affiliate expense), which was partially offset by increased derivative gain and decreased development expense (including affiliate expense). Loss on early extinguishment of debt increased $80.5 million in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 as a result of the amendment and restatement of the 2012 Liquefaction Credit Facility with the 2013 Liquefaction Credit Facilities. Cheniere Partners’ general and administrative expense (including affiliate expense) increased $52.5 million in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 primarily as a result of increased costs incurred to manage the construction of Train 1 through Train 4 of the Liquefaction Project, which resulted from a management services agreement entered into by Sabine Pass Liquefaction, in which Sabine Pass Liquefaction is required to pay a wholly owned subsidiary of Cheniere a monthly fee based upon the capital expenditures incurred in the previous month for the Liquefaction Project. Operating and maintenance expense (including affiliate expense) increased $41.7 million in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 primarily as a result of the loss incurred to purchase LNG to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal, increased LNG terminal maintenance and repair costs and increased fuel costs at the Sabine Pass LNG terminal and increased costs to manage the operation and maintenance of the regasification facilities at the Sabine Pass LNG terminal under Sabine Pass LNG’s long-term operation and maintenance agreement with a wholly owned subsidiary of Cheniere. Derivative gain increased $56.0 million in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 primarily as a result of the change in fair value of Sabine Pass Liquefaction’s interest rate derivatives. Development expense (including affiliate expense) decreased $28.4 million in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 primarily as a result of Train 1 and Train 2 satisfying the criteria for capitalization in June 2012 and Train 3 and Train 4 of the Liquefaction Project satisfying the criteria for capitalization in May 2013. Cheniere Partners continues to incur development expenses for Train 5 and Train 6.

2012 vs. 2011

Cheniere Partners’ consolidated net income decreased $121.8 million, from $53.6 million of net loss in 2011 to $175.4 million of net loss in 2012. This increase in net loss primarily resulted from loss on early extinguishment of the 2013 Notes, increased costs incurred to manage the construction of Train 1 and Train 2 of the Liquefaction Project, decreased revenues, increased operating and maintenance expense and increased development expense. Loss on early extinguishment of debt increased from zero in 2011 to $42.6 million in 2012 primarily as a result of make-whole payments associated with the early repayments in full of the 2013 Notes. Cheniere Partners’ general and administrative expense (including affiliate expense) increased $42.3 million, from $31.1 million in 2011 to $73.4 million in 2012. This increase in general and administrative expense primarily resulted from increased costs incurred to manage the construction of Train 1 and Train 2 of the Liquefaction Project. Total revenues decreased $19.4 million, from $283.9 million in 2011 to $264.5 million in 2012. This decrease in revenues (including affiliate revenues) primarily resulted from decreased LNG cargo export loading fee revenue, decreased revenues earned under the VCRA, and a provision for loss on a firm purchase commitment for LNG inventory that will be used to restore the heating value of vaporized LNG to conform to natural gas pipeline specifications. Operating and maintenance expense (including affiliate expense) increased $18.4 million, from $36.4 million in 2011 to $54.8 million in 2012. This increase primarily resulted from the loss incurred to purchase LNG to maintain the cryogenic readiness of the Sabine Pass LNG terminal and increased dredging services in 2012. Development expense (including affiliate expense) increased $3.7 million, from $36.5 million in 2011 to $40.2 million in 2012. This increase in development expense resulted from costs incurred to develop the Liquefaction Project.

2011 vs. 2010

Cheniere Partners’ consolidated net income decreased $139.2 million, from $85.6 million of net income in 2010 to $53.6 million of net loss in 2011. This decrease in net income primarily resulted from the TUA assignment from Cheniere Marketing to Cheniere Investments, effective July 1, 2010 that resulted in the TUA payments being made by Cheniere Investments, a wholly owned subsidiary of Cheniere Partners, instead of Cheniere Marketing. Beginning July 1, 2010, Cheniere Partners’ affiliate revenues reflect only tug service revenue and the amount of income earned under the VCRA from Cheniere Marketing because the affiliate revenues earned by Sabine Pass LNG from Cheniere Investments’ capacity payments under the TUA are eliminated upon consolidation of Cheniere Partners’ financial statements. In addition, the decrease in net income in 2011 was a result of increases in development expenses related to the Liquefaction Project. These decreases in net income were partially offset by decreased operating and maintenance expenses and decreased development expense in 2011 compared to 2010. Operating and maintenance expense (including affiliate expense) decreased $5.3 million, from $41.7 million in 2010 to $36.4 million in 2011. This decrease primarily resulted from decreased fuel costs in 2011 compared to 2010 as a result of efficiencies in Cheniere Partners’ LNG inventory management.

Off-Balance Sheet Arrangements

As of September 30, 2013, Cheniere Partners had no “off-balance sheet arrangements” that may have a current or future material effect on its consolidated financial position or results of operations.

Summary of Critical Accounting Policies and Estimates

The selection and application of accounting policies is an important process that has developed as Cheniere Partners’ business activities have evolved and as the accounting rules have developed. Accounting rules generally do not involve a selection among alternatives but involve an implementation and interpretation of existing rules, and the use of judgment, to apply the accounting rules to the specific set of circumstances existing in Cheniere Partners’ business. In preparing its consolidated financial statements in conformity with GAAP, Cheniere Partners endeavors to comply with all applicable rules on or before their adoption, and it believes that the proper implementation and consistent application of the accounting rules are critical. However, not all situations are specifically addressed in the accounting literature. In these cases, Cheniere Partners must use its best judgment to adopt a policy for accounting for these situations. Cheniere Partners accomplishes this by analogizing to similar situations and the accounting guidance governing them.

Cash and Cash Equivalents

Cheniere Partners considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on Cheniere Partners’ Consolidated Balance Sheet. Certain amounts that are designated as restricted cash and cash equivalents are contractually restricted as to usage or withdrawal for a certain amount of time. Prior to being restricted and after the restriction is lifted such amounts flow though cash and cash equivalents. For these amounts, Cheniere Partners has presented increases and decreases as “Investments in (releases of) restricted cash and cash equivalents” in its Consolidated Statement of Cash Flow.

Certain other amounts that are designated as restricted cash and cash equivalents are contractually restricted as to usage or withdrawal and will not become available to Cheniere Partners as cash and cash equivalents. For these amounts, Cheniere Partners has presented increases and decreases as “Investments in (uses of) of restricted cash and cash equivalents” in the Consolidated Statement of Cash Flow. These amounts that represent non-cash transactions within Cheniere Partners’ Consolidated Statement of Cash Flow present the effect of sources and uses of restricted cash and cash equivalents as they relate to the changes to assets and liabilities in its Consolidated Balance Sheet. This presentation does not impact the total amount of operating, investing or financing cash flows related to these items, however, they are presented on a gross basis within each of those categories so as to reconcile the change in non-cash activity that occurs on the balance sheet from period to period.

Accounting for LNG Activities

Generally, Cheniere Partners begins capitalizing the costs of LNG terminal projects once the individual project meets the following criteria: (i) regulatory approval has been received, (ii) financing for the project is available and (iii) management has committed to commence construction. Prior to meeting these criteria, most of the costs associated with a project are expensed as incurred. These costs primarily include professional fees associated with front-end engineering and design work, costs of securing necessary regulatory approvals, and other preliminary investigation and development activities related to Cheniere Partners’ LNG terminals and related pipelines.

Generally, costs that are capitalized prior to a project meeting the criteria otherwise necessary for capitalization include: land and lease option costs that are capitalized as property, plant and equipment and certain permits that are capitalized as intangible LNG assets. The costs of lease options are amortized over the life of the lease once obtained. If no lease is obtained, the costs are expensed.

Cheniere Partners capitalizes interest and other related debt costs during the construction period of its LNG terminal. Upon commencement of operations, capitalized interest, as a component of the total cost, will be amortized over the estimated useful life of the asset.

Revenue Recognition

LNG regasification capacity reservation fees are recognized as revenue over the term of the respective TUAs. Advance capacity reservation fees are initially deferred and amortized over a 10-year period as a reduction of a customer’s regasification capacity reservation fees payable under its TUA. The retained 2% of LNG delivered for each customer’s account at the Sabine Pass LNG terminal is recognized as revenues as Sabine Pass LNG performs the services set forth in each customer’s TUA.

Derivatives

Cheniere Partners uses derivative instruments from time to time to hedge the exposure to variability in expected future cash flows attributable to the future sale of its LNG inventory, to hedge the exposure to price risk attributable to future purchases of natural gas to be utilized as fuel to operate the Sabine Pass LNG terminal, and to hedge the exposure to volatility in a portion of the floating-rate interest payments under the Liquefaction Credit Facilities Cheniere Partners has disclosed certain information regarding these derivative positions, including the fair value of its derivative positions, in “Note 8—Financial Instruments” of Cheniere Partners’ Notes to Consolidated Financial Statements for the nine months ended September 30, 2013.

Accounting guidance for derivative instruments and hedging activities establishes accounting and reporting standards requiring that derivative instruments be recorded at fair value and included in the consolidated balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. Cheniere Partners records changes in the fair value of its derivative positions based on the value for which the derivative instrument could be exchanged between willing parties. To date, all of its derivative positions fair value determinations have been made by management using quoted prices in active markets for similar assets or liabilities. The ultimate fair value of its derivative instruments is uncertain, and Cheniere Partners believes that it is possible that a change in the estimated fair value will occur in the near future as commodity prices and interest rates change.

Changes in fair value of contracts that do not qualify as hedges or are not designated as hedges are recognized currently in earnings. Gains and losses in positions to hedge the cash flows attributable to the future sale of LNG inventory are classified as revenues on Cheniere Partners’ Consolidated Statements of Operations. Gains or losses in the positions to mitigate the price risk from future purchases of natural gas to be utilized as fuel to operate the Sabine Pass LNG terminal are classified as derivative gain (loss) on its Consolidated Statements of Operations.

From time to time, Cheniere Partners has elected cash flow hedge accounting for derivatives that it uses to hedge the exposure to volatility in floating-rate interest payments. Changes in fair value of derivative instruments designated as cash flow hedges, to the extent the hedge is effective, are recognized in accumulated other comprehensive loss on Cheniere Partners’ Consolidated Balance Sheets. Cheniere Partners reclassifies gains and losses on the hedges from accumulated other comprehensive loss into interest expense in its Consolidated Statements of Operations as the hedged item is recognized. Any change in the fair value resulting from ineffectiveness is recognized immediately as derivative gain (loss) on its Consolidated Statements of Operations. Cheniere Partners uses regression analysis to determine whether it expects a derivative to be highly effective as a cash flow hedge prior to electing hedge accounting and also to determine whether all derivatives designated as cash flow hedges have been effective. Cheniere Partners performs these effectiveness tests prior to designation for all new hedges and on a quarterly basis for all existing hedges. Cheniere Partners calculates the actual amount of ineffectiveness on its cash flow hedges using the “dollar offset” method, which compares changes in the expected cash flows of the hedged transaction to changes in the value of expected cash flows from the hedge. Cheniere Partners discontinues hedge accounting when its effectiveness tests indicate that a derivative is no longer highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when it determines that the occurrence of the hedged forecasted transaction is not probable. When Cheniere Partners discontinues hedge accounting but continues to hold the derivative, it begins to apply mark-to-market accounting at that time.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash and cash equivalents, restricted certificates of deposit, accounts receivable, and accounts payable approximate fair value because of the short maturity of those instruments. Cheniere Partners uses available market data and valuation methodologies to estimate the fair value of debt.

Concentration of Credit Risk

Financial instruments that potentially subject Cheniere Partners to a concentration of credit risk consist principally of cash and cash equivalents and restricted cash. Cheniere Partners maintains cash balances at financial institutions, which may at times be in excess of federally insured levels. Cheniere Partners has not incurred losses related to these balances to date.

The use of derivative instruments exposes Cheniere Partners to counterparty credit risk, or the risk that a counterparty will be unable to meet its commitments. Cheniere Partners’ commodity derivative transactions are executed through over-the-counter contracts which are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment grade financial institutions. Collateral deposited for such contracts is recorded as another current asset and not netted within the derivative fair value. Cheniere Partners’ interest rate derivative instruments are placed with investment grade financial institutions whom it believes are acceptable credit risks. Cheniere Partners monitors counterparty creditworthiness on an ongoing basis; however, it cannot predict sudden changes in counterparties’ creditworthiness. In addition, even if such changes are not sudden, Cheniere Partners may be limited in its ability to mitigate an increase in counterparty credit risk. Should one of these counterparties not perform, Cheniere Partners may not realize the benefit of some of its derivative instruments.

Sabine Pass LNG has entered into certain long-term TUAs with unaffiliated third parties for regasification capacity at Cheniere Partners’ Sabine Pass LNG terminal. Cheniere Partners is dependent on the respective counterparties’ creditworthiness and their willingness to perform under their respective TUAs. Cheniere Partners has mitigated this credit risk by securing TUAs for a significant portion of its regasification capacity with creditworthy third-party customers with a minimum Standard & Poor’s rating of AA.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for construction activities, major renewals and betterments are capitalized, while expenditures for maintenance and repairs and general and administrative activities are charged to expense as incurred. Interest costs incurred on debt obtained for the construction of property, plant and equipment are capitalized as construction-in-process over the construction period or related debt term, whichever is shorter. Cheniere Partners depreciates its property, plant and equipment using the straight-line depreciation method. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses are recorded in operations.

Management of Cheniere Partners’ general partner reviews property, plant and equipment for impairment periodically and whenever events or changes in circumstances have indicated that the carrying amount of property, plant and equipment might not be recoverable. Cheniere Partners has recorded no significant impairments related to property, plant and equipment for 2012, 2011 or 2010.

Income Taxes

Cheniere Partners is not subject to either federal or state income taxes, as the partners are taxed individually on their proportionate share of its earnings.

Sabine Pass LNG, Sabine Pass Liquefaction and CTPL have entered into state tax sharing agreements with Cheniere. Under these agreements, Cheniere has agreed to prepare and file all state and local tax returns which Sabine Pass LNG, Sabine Pass Liquefaction, CTPL and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, Sabine Pass LNG, Sabine Pass Liquefaction or CTPL, as applicable, will pay to Cheniere an amount equal to the state and local tax that Sabine Pass LNG, Sabine Pass Liquefaction or CTPL would be required to pay if Sabine Pass LNG’s state and local tax liability were computed on a separate company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from Sabine Pass LNG under these agreements; therefore, Cheniere has not demanded any such payments from Sabine Pass LNG, Sabine Pass Liquefaction or CTPL.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from the estimates and assumptions used.

Estimates used in the assessment of impairment of Cheniere Partners’ long-lived assets are the most significant of its estimates. There are numerous uncertainties inherent in estimating future cash flows of assets or business segments. The accuracy of any cash flow estimate is a function of judgment used in determining the amount of cash flows generated. As a result, cash flows may be different from the cash flows that Cheniere Partners uses to assess impairment of its assets. Management reviews its estimates of cash flows on an ongoing basis using historical experience and other factors, including the current economic and commodity price environment. Significant negative industry or economic trends, including a significant decline in the market price of the common units, reduced estimates of future cash flows of its business or disruptions to its business could lead to an impairment charge of Cheniere Partners’ long-lived assets and other intangible assets. Cheniere Partners’ valuation methodology for assessing impairment requires management of Cheniere Partners’ general partner to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Projections of future operating results and cash flows may vary significantly from results. In addition, if Cheniere Partners’ analysis results in an impairment of its long-lived assets, it may be required to record a charge to earnings in its consolidated financial statements during a period in which such impairment is determined to exist, which may negatively impact its results of operations.

Other items subject to estimates and assumptions include asset retirement obligations, valuations of derivative instruments and collectability of accounts receivable and other assets.

As future events and their effects cannot be determined accurately, actual results could differ significantly from Cheniere Partners’ estimates.

Debt Issuance Costs

Debt issuance costs consist primarily of arrangement fees, professional fees, legal fees and printing costs. These costs are capitalized and are being amortized to interest expense over the term of the related debt facility.

Asset Retirement Obligations

Cheniere Partners recognizes asset retirement obligations (“AROs”) for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset and for conditional AROs in which the timing or method of settlement are conditional on a future event that may or may not be within its control. The fair value of a liability for an ARO is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is depreciated over the estimated useful life of the asset. Cheniere Partners recognition of asset retirement obligations is described below:

Currently, the Sabine Pass LNG terminal is Cheniere Partners only constructed and operating LNG terminal. Based on the real property lease agreements at the Sabine Pass LNG terminal, at the expiration of the term of the leases Cheniere Partners is required to surrender the LNG terminal in good working order and repair, with normal wear and tear and casualty expected. Cheniere Partners’ property lease agreements at the Sabine Pass LNG terminal have terms of up to 90 years including renewal options. Cheniere Partners has determined that the cost to surrender the Sabine Pass LNG terminal in good order and repair, with normal wear and tear and casualty expected, is zero. Therefore, Cheniere Partners has not recorded an asset retirement obligation associated with the Sabine Pass LNG terminal.

Recent Accounting Standards

In February 2013, the Financial Accounting Standards Board (“FASB”) issued guidance that requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under GAAP that provide additional detail on these amounts. This standard is effective prospectively for reporting periods beginning after December 15, 2012. Cheniere Partners adopted this standard effective January 1, 2013. The adoption of this guidance did not have an impact on Cheniere Partners’ consolidated financial position, results of operations or cash flows, as it only expanded disclosures.

In December 2011 and February 2013, the FASB issued guidance that requires entities to disclose both gross and net information about both derivatives and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards. Retrospective presentation for all comparative periods presented is required. Cheniere Partners adopted this guidance effective January 1, 2013. The adoption of this guidance did not have an impact on Cheniere Partners consolidated financial position, results of operations or cash flows, as it only expanded disclosures.

There are currently no new accounting standards that have been issued that will have a significant impact on Cheniere Partners’ consolidated financial position, results of operations or cash flows upon adoption.

BUSINESS

Cheniere Holdings

Business

We are a Delaware limited liability company that, upon consummation of this offering, will own a 55.9% limited partner interest in Cheniere Partners, a publicly-traded limited partnership (NYSE MKT: CQP). Our only business will consist of owning Cheniere Partners units, and, accordingly, our results of operations and financial condition will be dependent on the performance of Cheniere Partners. Cheniere Partners owns and operates LNG regasification facilities and, adjacent to these facilities, is currently constructing the Liquefaction Project.

Cheniere Holdings was formed to hold the Cheniere Partners limited partner interests that are owned by Cheniere, thereby allowing Cheniere to segregate its lower risk, stable, cash flow generating assets from its higher risk, early stage development projects and marketing activities. Cheniere believes that an initial public offering of equity interests in Cheniere Holdings to fund Cheniere’s early stage development and marketing activities will provide Cheniere with a lower-cost source of capital funding than other alternatives. Upon the closing of this offering, Cheniere will continue to own, indirectly through GP Holdco, the general partner of Cheniere Partners and the incentive distribution rights in Cheniere Partners, and Cheniere Holdings will hold all of the limited partner interests in Cheniere Partners that are owned by Cheniere prior to the closing of this offering. In addition, Cheniere Holdings will own a non-economic voting interest in GP Holdco that will allow Cheniere Holdings to control GP Holdco and the appointment of four of the eleven members to the board of directors of the general partner of Cheniere Partners to oversee the operations of Cheniere Partners. If Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, our non-economic voting interest in GP Holdco would be extinguished and we would cease to control GP Holdco. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” We believe that Cheniere Holdings will be attractive to investors that desire to invest in Cheniere Partners without the tax and other complexities arising from the ownership of master limited partnership securities.

When Cheniere Partners makes cash distributions to us with respect to our Cheniere Partners units, we will pay dividends to our shareholders consisting of the cash that we receive from Cheniere Partners, less income taxes and reserves established by our board of directors. On October 22, 2013, Cheniere Partners declared a regular quarterly cash distribution of $0.425 per common unit, or $1.70 per common unit on an annualized basis, which was paid on November 14, 2013 to common unitholders of record as of November 1, 2013. Cheniere Partners has paid the initial quarterly distribution amount of $0.425 per common unit, or $1.70 per common unit on an annualized basis, for each fiscal quarter since its initial public offering in March 2007. Cheniere Partners has not made any cash distributions in respect of the subordinated units with respect to the quarters ended on or after June 30, 2010.

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report any of our items of income, gain, loss and deduction on its U.S. federal income tax return, nor will an owner of our shares receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which Cheniere Partners conducts operations as a result of owning our shares. Like dividends paid by a corporation, dividends received by our shareholders will be reported on a Form 1099-DIV and subject to U.S. federal income tax, as well as any applicable state or local income tax. Please read “Material U.S. Federal Income Tax Consequences” for additional details.

Upon completion of this offering, our business will consist of owning the following Cheniere Partners units, along with cash or other property that we receive as distributions in respect of such units:

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Common Units.    We will own 11,963,488 common units, which are entitled to quarterly cash distributions from Cheniere Partners. For the quarter ended September 30, 2013, the most recent quarter for which a distribution was paid to common unitholders, Cheniere Partners declared the initial quarterly distribution amount of $0.425 per common unit. To the extent that Cheniere Partners is unable to pay the initial quarterly distribution in the future, arrearages in the amount of the initial quarterly distribution (or the difference between the initial quarterly distribution and the amount of the distribution actually paid to common unitholders) may accrue with respect to the common units.

•

Subordinated Units.    We will own 135,383,831 subordinated units. The subordinated units are not entitled to receive distributions until all common units have received at least the initial quarterly distribution, including any arrearages that may accrue. The subordinated units will convert on a one-for-one basis into common units at the expiration of the subordination period as described under “Dividend and Distribution Policies—How Cheniere Partners Makes Cash Distributions—Subordination Period.” Cheniere Partners has not made any cash distributions in respect of the subordinated units with respect to the quarters ended on or after June 30, 2010.

•

Class B Units.    We will own 45,333,334 Class B units. The Class B units are not entitled to receive cash distributions except in the event of a liquidation of Cheniere Partners, a merger, consolidation or other combination of Cheniere Partners with another person or the sale of all or substantially all of the assets of Cheniere Partners. The Class B units are subject to conversion, mandatorily or at the option of the holders of the Class B units under specified circumstances, into a number of common units based on the then-applicable conversion value of the Class B units. The conversion value of the Class B units increases at a compounded rate of 3.5% per quarter subject to additional upward adjustment for certain equity and debt financings. The accreted conversion ratio of the Class B units owned by Cheniere Holdings and Blackstone was 1.19 and 1.17, respectively as of September 30, 2013. We expect the Class B units to mandatorily convert into common units within 90 days of the substantial completion date of Train 3, which we currently expect to be prior to March 31, 2017. If the Class B units are not mandatorily converted by July 2019, the holders of the Class B units have the option to convert the Class B units into common units at that time. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement— Cheniere Partners’ Partnership Agreement—Conversion of Class B Units.” The following table illustrates the number of common units into which the Class B units held by us and Blackstone would convert at the dates specified below (amounts in thousands) and our and Blackstone’s percentage ownership of Cheniere Partners’ then outstanding limited partner interests, assuming that none of the outstanding Class B units are optionally converted prior to the dates set forth in the table and that no additional limited partner interests are issued by Cheniere Partners prior to such dates:

	December 31, 2013(1)	December 31, 2014(1)	December 31, 2015(1)	December 31, 2016	December 31, 2017	December 31, 2018	July 9, 2019
Cheniere Holdings:
Number of Common Units	55,821	64,050	73,491	84,357	96,792	110,060	119,362
Percentage Ownership	53.9%	52.4%	50.9%	49.4%	47.9%	46.5%	45.8%
Blackstone:
Number of Common Units	121,118	138,934	159,371	182,881	209,782	240,640	258,550
Percentage Ownership	32.1%	34.4%	36.7%	39.0%	41.2%	43.3%	44.4%

(1)	Information as of December 31, 2013, 2014 and 2015 is presented for informational purposes only. We do not believe that the Class B units will convert, either mandatorily or optionally, into common units prior to such dates.

Cheniere Holdings was formed to hold the Cheniere Partners limited partner interests that are owned by Cheniere, thereby allowing Cheniere to segregate its lower risk, stable, cash flow generating assets from its higher risk, early stage development projects and marketing activities. Cheniere believes that an initial public offering of equity interests in Cheniere Holdings to fund Cheniere’s early stage development projects and marketing activities will provide Cheniere with a lower-cost source of capital funding than other alternatives. Upon the closing of this offering, Cheniere will continue to own, indirectly through GP Holdco, the general partner of Cheniere Partners and the incentive distribution rights in Cheniere Partners, and Cheniere Holdings will hold all of the limited partner interests in Cheniere Partners that are owned by Cheniere prior to the closing of this offering. In addition, Cheniere Holdings will own a non-economic voting interest in Cheniere GP Holding Company, LLC that will allow Cheniere Holdings to control GP Holdco and the appointment of four of the eleven members to the board of directors of the general partner of Cheniere Partners to oversee the operations of Cheniere Partners. If Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, our non-economic voting interest in GP Holdco would be extinguished and we would cease to control GP Holdco. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” We believe that Cheniere Holdings will be attractive to investors that desire to invest in Cheniere Partners without the tax and other complexities arising from the ownership of master limited partnership securities.

Our Business Purpose

Our primary business purpose is to:

•	own and hold Cheniere Partners units;

•

pay dividends on our shares from the distributions that we receive from Cheniere Partners less income taxes and any reserves established by our board of directors, to pay company expenses and amounts due under the Services Agreement, to service and reduce indebtedness that we may incur and for company purposes, in each case as permitted by our LLC Agreement;

•

simplify tax reporting requirements for investors by issuing a Form 1099-DIV with respect to the dividends received on our shares rather than a Schedule K-1 that would be received as a unitholder of Cheniere Partners; and

•

designate members of the board of directors of Cheniere Partners’ general partner to oversee the operations of Cheniere Partners as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.”

Investment Considerations

We believe that certain investment considerations should be given to an investment in our shares, including the following:

•

Stable Cash Flows Generated at Cheniere Partners that are Expected to Grow Upon Completion of Trains 1 through 4.     Since 2009, Cheniere Partners has been receiving approximately $250 million of aggregate revenues annually under two third-party TUAs that are effective until at least 2029 with investment grade counterparties. In addition, upon commencement of commercial operations of Cheniere Partners’ first four Trains that are currently under construction, Cheniere Partners will receive annual fixed fees of approximately $2.3 billion in the aggregate from third-party customers under 20-year initial term SPAs currently in place with investment grade counterparties.

•

Potential to Expand the Liquefaction Project with Trains 5 and 6.    Sabine Pass Liquefaction has entered into two SPAs with Total and Centrica commencing with Train 5, which if placed into service would increase the annual fixed fees received by Cheniere Partners to approximately $2.9 billion for Trains 1 through 5. In addition, Sabine Pass Liquefaction is planning to develop Train 6, which, if contracted and placed into service, would result in additional revenue. Cheniere Partners has not made a final investment decision on Train 5 or Train 6.

•

Ability to Indirectly Invest in Cheniere Partners Without the Tax Complexities of a Master Limited Partnership Structure.    We will be taxed as a corporation, which will enable our shareholders to invest indirectly in Cheniere Partners without the associated tax-related obligations of owning Cheniere Partners units. For example, our shareholders will receive a Form 1099-DIV rather than a Schedule K-1 and will generally not have UBTI. We expect that all or a portion of the dividends paid on our shares will be taxable as ordinary income to U.S. holders but such dividends (i) are expected to be treated as “qualified dividend income” that is currently subject to reduced rates of U.S. federal income taxation for non-corporate U.S. holders and (ii) may be eligible for the dividends received deduction available to corporate U.S. holders, in each case provided that certain holding period requirements are met.

•

Greater Depreciation and Amortization Expense May Increase Dividends.    Cheniere Partners has announced that it has started construction on the first four Trains of the Liquefaction Project, which Cheniere Partners has estimated will result in capital expenditures totaling between $9.0 billion and $10.0 billion and total expenditures of between $12.0 billion to $13.0 billion, of which a significant portion will be capitalized. Cheniere Partners recently began the development of Train 5 and Train 6, which would result in additional capital expenditures if these Trains are constructed. These expenditures will increase the amount of depreciation and amortization expense that Cheniere Partners records in addition to the regular depreciation and amortization expense that it records with respect to its existing regasification facilities and pipeline. We expect depreciation and amortization expense allocated to us as a Cheniere Partners unitholder to offset a portion of our aggregate taxable income from Cheniere Partners once Train 1 commences operations, which has the potential to increase cash available to pay as dividends to our shareholders.

•

Dividends May be a Return of Capital.    In certain circumstances, dividends that we pay on our shares will constitute a return of capital and will reduce a shareholder’s tax basis in its shares. In addition, after a shareholder’s tax basis is reduced to zero, any further dividends paid on our shares would, in certain circumstances, be taxable at the applicable capital gains rate.

An investment in our shares should not be considered an alternative to directly investing in Cheniere Partners units. The risks incident to holding our shares are different from those related to a direct investment in Cheniere Partners. Please read “Risk Factors.”

Possible Risk of being Deemed an Investment Company

In the future, Cheniere may sell or otherwise dispose of all or a portion of our shares that it owns. Cheniere does not currently intend to allow us to sell additional shares in any transaction that would result in Cheniere owning less than 80% of our outstanding shares, nor does Cheniere currently intend to sell or otherwise dispose of the shares in us that it owns other than those that may be redeemed upon exercise of the underwriters’ option to purchase additional shares. If, at any time, Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, we may be deemed to be an “investment company” within the meaning of the Investment Company Act. GP Holdco holds a 100% interest in Cheniere Partners’ general partner. We have a non-economic voting interest in GP Holdco, which allows us to indirectly control the appointment of four directors to the board of directors of Cheniere Partners’ general partner. Upon a Cheniere Separation Event, we may be deemed to be an investment company by the SEC. Please read “Risk Factors—Risks Relating to the Ownership of Our Shares—If we cease to control GP Holdco, we may be deemed an ‘investment company,’ which could impose restrictions on us.”

Employees and Labor Relations

We have no employees and will rely on Cheniere, via the Services Agreement, to manage all aspects of the conduct of our business. As of October 31, 2013, Cheniere and its subsidiaries had 395 full-time employees. Cheniere considers its current employee relations to be favorable.

Corporate Formation and Available Information

We are a newly-formed Delaware limited liability company. We expect our shares to be traded on the NYSE MKT under the symbol “CQH”. Our principal executive offices are located at 700 Milam Street, Suite 800, Houston, Texas 77002, and our telephone number is (713) 375-5000. Our internet address is www.chenierepartnersholdings.com. We will provide public access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports as soon as reasonably practicable after the materials are electronically filed with, or furnished to, the SEC under the Exchange Act. Cheniere Partners also provides public access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports as soon as reasonably practicable after the materials are electronically filed with, or furnished to, the SEC under the Exchange Act. Our reports may be accessed free of charge through our internet website. We make our website content available for informational purposes only. The website should not be relied upon for investment purposes and is not incorporated by reference into this prospectus.

For copies of any filing by us, please contact: Cheniere Energy Partners LP Holdings, LLC, Investor Relations Department, 700 Milam Street, Suite 800, Houston, Texas 77002 or call (713) 375-5000. In addition, the public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site (www.sec.gov) that contains reports and other information regarding issuers, like us, that file electronically with the SEC.

Cheniere Partners

General

Cheniere Partners is a Delaware limited partnership formed by Cheniere. Through its wholly owned subsidiary, Sabine Pass LNG, Cheniere Partners owns and operates the regasification facilities at the Sabine Pass LNG terminal located on the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast. The Sabine Pass LNG terminal includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with capacity of up to 265,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d. Approximately one-half of the LNG receiving capacity at the Sabine Pass LNG terminal is contracted to two multinational energy companies. Cheniere Partners is developing the Liquefaction Project at the Sabine Pass LNG terminal adjacent to the existing regasification facilities through a wholly owned subsidiary, Sabine Pass Liquefaction. Cheniere Partners also owns the 94-mile long Creole Trail Pipeline through a wholly owned subsidiary, CTPL.

The following diagram depicts Cheniere Partners’ abbreviated capital structure, including its ownership of Sabine Pass LNG, Sabine Pass Liquefaction and CTPL as of September 30, 2013:

LNG is natural gas that, through a refrigeration process, has been cooled to a liquid state, which occupies a volume that is approximately 1/600th of its gaseous state. The liquefaction of natural gas into LNG allows it to be shipped economically from areas of the world where natural gas is abundant and inexpensive to produce to other areas where natural gas demand and infrastructure exist to justify economically the use of LNG. LNG is transported using large oceangoing LNG tankers specifically constructed for this purpose. LNG receiving terminals offload LNG from LNG tankers, store the LNG prior to processing, heat the LNG to return it to a gaseous state and deliver the resulting natural gas into pipelines for transportation to market.

Business

Business Strategy

Cheniere Partners’ primary business strategy is to develop, construct, and operate assets supported by long-term, fixed fee contracts. Cheniere Partners plans to implement its strategy by:

•	completing construction and commencing operation of its Trains;

•	developing and operating its Trains safely, efficiently and reliably;

•	making LNG available to its long-term SPA customers to generate steady and reliable revenues and operating cash flows;

•	safely maintaining and operating the Sabine Pass LNG terminal;

•	utilizing capacity at the Sabine Pass LNG terminal for short-term and spot LNG purchases and sales until such capacity is used in connection with the Liquefaction Project;

•	developing business relationships for the marketing of additional long-term and short-term agreements for additional LNG volumes at the Sabine Pass LNG terminal; and

•

expanding its existing asset base through acquisitions from Cheniere or third parties or its own development of the Liquefaction Project or complementary businesses or assets such as other LNG facilities, natural gas storage assets and natural gas pipelines.

Cheniere Partners’ Competitive Strengths

We believe that the following strengths provide competitive advantages for Cheniere Partners:

•

Contracted and Stable Long-Term Cash Flows.    All of the regasification capacity available at the Sabine Pass LNG receiving terminal is reserved under long-term TUAs with investment grade counterparties. Total and Chevron have agreed to pay Sabine Pass LNG an aggregate of approximately $250 million per year on a “take-or-pay” basis, whereby Sabine Pass LNG provides a specified amount of regasification capacity and the customer pays a monthly fixed capacity reservation fee plus a monthly operating fee in a fixed amount that is adjusted annually for inflation regardless of whether they utilize that capacity.

•

Liquefaction Project Fully Contracted with Investment Grade Counterparties under Long-Term Contracts.    Sabine Pass Liquefaction currently has 20-year SPAs with investment grade counterparties. Upon completion of Train 4, these SPAs will provide aggregate contracted fixed fees of approximately $2.3 billion annually for approximately 89% of the total nominal capacity of those Trains.

•

Strategic Location Adjacent to Existing Facilities Near Established Producing Basins.    We believe that the Liquefaction Project’s location at the existing Sabine Pass LNG terminal adjacent to the existing regasification facilities provides significant cost advantages for Cheniere Partners by allowing it to utilize the existing marine facilities, interconnecting pipelines, storage capacity and other infrastructure. Through its recent acquisition of the Creole Trail Pipeline, a 94-mile pipeline that will be used by the Liquefaction Project to source domestic natural gas for processing into LNG, Cheniere Partners has secured an estimated 1.5 Bcf/d of natural gas transportation capacity. In addition, we believe that Cheniere Partners’ facilities are strategically located near established producing natural gas basins, which we believe provides consistent and cost effective access to natural gas.

•

First Mover Advantage.    Cheniere Partners has received non-FTA LNG export authorization from the DOE approximately two years in advance of any other U.S. LNG export facility in the lower 48 states to receive a similar approval. As of October 31, 2013, the overall project completion for Trains 1 and 2 of the Liquefaction Project was approximately 47%, which is ahead of contractual schedule. As of October 31, 2013, the overall project completion for Train 3 and Train 4 of the Liquefaction Project was approximately 13%, which is ahead of contractual schedule. No other recipient of an export authorization from the DOE has begun construction of a facility.

•

Experienced EPC Provider.    Bechtel is constructing the Liquefaction Project pursuant to lump sum turnkey contracts, under which Bechtel charges a lump sum for all work performed and generally bears project cost risk. Bechtel has constructed one-third of the world’s liquefaction facilities and has the responsibility for constructing the Liquefaction Project on time, on budget and in accordance with performance requirements. We believe that Cheniere has a good historical relationship with Bechtel, which was also the EPC contractor for the regasification project at the Sabine Pass LNG terminal that finished on time and on budget in 2009.

•

Strong LNG Market Fundamentals.    U. S. technically recoverable natural gas reserves are estimated to have increased 77% between 2006 and 2012 to approximately 2,718 Tcf in 2012 from approximately 1,532 Tcf in 2006, based on data from the U.S. Energy Information Administration (the “EIA”) and the Potential Gas Committee. Advanced Resources International forecasts that overall U.S. natural gas productive capacity will increase to 116 Bcf/d by 2035 from 75.4 Bcf/d in 2015 and 58.6 Bcf/d in 2010. U.S. natural gas demand is projected by the EIA to grow from between 63.6 Bcf/d to 73.0 Bcf/d in 2015 to 70.2 Bcf/d to 87.4 Bcf/d in 2035, potentially leading to an approximate 29 Bcf/d surplus by 2035. Therefore we expect U.S. natural gas productive capacity to grow at a faster rate than consumption between 2015 and 2035, assuming the EIA’s average wellhead price of $4.53/MMBtu from 2010 to 2035. Global demand for natural gas is projected by the IEA to grow by more than 22.5 Tcf between 2010 and 2020, fueled by the growth of emerging economies. Wood Mackenzie forecasts that global demand for LNG will increase by 49%, or 5.6 Tcf, by 2020, from 237 mtpa, or 11.5 Tcf/yr, in 2012, and reach a total of 514 mtpa, or 25 Tcf/yr, by 2030. As the trade in global LNG continues to grow, we believe, based on our experience in the energy industry, that liquefaction capacity along the U.S. Gulf Coast will become increasingly important to meet demand. According to GIIGNL, as of 2012, there were 93 LNG regasification facilities in 26 countries with a total nominal capacity of 89 Bcf/d. As of 2012, there were 89 Trains in 18 countries capable of producing approximately 13.7 Tcf/yr of LNG, or 38 Bcf/d.

•	Relationship with Cheniere.

•

Potential for Future Acquisitions.    Cheniere is currently developing the Corpus Liquefaction Project and may in the future acquire additional midstream assets and operations. As currently contemplated, the proposed Corpus Liquefaction Project terminal would be designed for up to three Trains with aggregate design production capacity of 13.5 mtpa of LNG. In August 2012, Corpus Christi Liquefaction, LLC filed an application with the FERC for authorization to site, construct and operate the Corpus Liquefaction Project. Simultaneously, Cheniere Marketing filed an application with the DOE to export up to 15 mtpa of domestically produced LNG to FTA and non-FTA countries from the proposed Corpus Liquefaction Project. In October 2012, the DOE granted Cheniere Marketing authority to export 15 mtpa of domestically produced LNG to FTA countries from the proposed Corpus Liquefaction Project. Cheniere Partners may have future opportunities to acquire some or all of these assets from Cheniere at an appropriate stage of commercialization and development, although we cannot predict whether any acquisitions will be made available to Cheniere Partners or whether Cheniere Partners will pursue or complete any future acquisitions.

•

Experienced Management Team.    Cheniere has assembled a team of professionals with extensive experience in the LNG industry to pursue its business plan, including operating the Sabine Pass LNG receiving terminal and developing, financing and constructing the Liquefaction Project. Through tenure with major oil companies, operators of LNG receiving terminals, pipelines and engineering and construction companies, Cheniere’s senior management team has substantial experience in the areas of LNG project development, operation, engineering, technology, transportation and marketing. Through service agreements with wholly owned subsidiaries of Cheniere, Cheniere Partners has access to these professionals not only for the operation and construction of the Sabine Pass LNG terminal and Liquefaction Project but also for future growth opportunities.

Cheniere Partners’ competitive strengths are subject to a number of risks and competitive challenges. Please read “Risk Factors—Risks Relating to Cheniere Partners’ Business” and “Business—Cheniere Partners—Market Factors and Competition.”

Regasification Facilities

The regasification facilities at the Sabine Pass LNG terminal have operational regasification capacity of approximately 4.0 Bcf/d and aggregate LNG storage capacity of approximately 16.9 Bcfe. Approximately 2.0 Bcf/d of the regasification capacity at the Sabine Pass LNG terminal has been reserved under two long-term third-party TUAs, under which Sabine Pass LNG’s customers are required to pay fixed monthly fees, whether or not they use the LNG terminal. Capacity reservation fee TUA payments are made by Sabine Pass LNG’s third-party TUA customers as follows:

•

Total has reserved approximately 1.0 Bcf/d of regasification capacity and is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $125 million annually for 20 years that commenced April 1, 2009. Total, S.A. has guaranteed Total’s obligations under its TUA of approximately $2.5 billion, subject to certain exceptions; and

•

Chevron has reserved approximately 1.0 Bcf/d of regasification capacity and is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $125 million annually for 20 years that commenced July 1, 2009. Chevron Corporation has guaranteed Chevron’s obligations under its TUA up to 80% of the fees payable by Chevron.

The remaining approximately 2.0 Bcf/d of capacity has been reserved under a TUA by Cheniere Partners’ wholly owned subsidiary, Sabine Pass Liquefaction. Sabine Pass Liquefaction is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $250 million annually, continuing until at least 20 years after Sabine Pass Liquefaction delivers its first commercial cargo at Sabine Pass Liquefaction’s facilities under construction, which may occur as early as late 2015. In September 2012, Sabine Pass Liquefaction entered into a partial TUA assignment agreement with Total, whereby Sabine Pass Liquefaction will progressively gain access to Total’s capacity and other services provided under Total’s TUA with Sabine Pass LNG. This agreement will provide Sabine Pass Liquefaction with additional berthing and storage capacity at the Sabine Pass LNG terminal that may be used to accommodate the development of Train 5 and Train 6, provide increased flexibility in managing LNG cargo loading and unloading activity starting with the commencement of commercial operations of Train 3, and permit Sabine Pass Liquefaction to more flexibly manage its LNG storage capacity with the commencement of Train 1. Notwithstanding any arrangements between Total and Sabine Pass Liquefaction, payments required to be made by Total to Sabine Pass LNG will continue to be made by Total to Sabine Pass LNG in accordance with its TUA.

Under each of these TUAs, Sabine Pass LNG is entitled to retain 2% of the LNG delivered to the Sabine Pass LNG terminal.

Liquefaction Facilities

The Liquefaction Project is being developed at the Sabine Pass LNG terminal adjacent to the existing regasification facilities. Cheniere Partners plans to construct up to six Trains, which are in various stages of development. Cheniere Partners commenced construction in August 2012 of Train 1 and Train 2 and the related new facilities needed to treat, liquefy, store and export natural gas. Construction of Train 3 and Train 4 and the related facilities commenced in May 2013. Cheniere Partners is developing Train 5 and Train 6 and commenced the regulatory approval process for these Trains in February 2013. Trains 1 through 4 are being designed, constructed and commissioned by Bechtel using the ConocoPhillips Optimized Cascade® technology, a proven technology deployed in numerous LNG projects around the world. Sabine Pass Liquefaction has entered into lump sum turnkey EPC Contracts, as defined under “—Construction” below, with Bechtel for Trains 1 through 4.

Cheniere Partners has received authorization from the FERC to site, construct and operate Train 1 through Train 4. Cheniere Partners has also filed an application with the FERC for the approval to construct Train 5 and Train 6. The DOE has granted Sabine Pass Liquefaction an order authorizing the export of up to the equivalent of 16 mtpa (approximately 803 Bcf/yr) of LNG to all nations with which trade is permitted for a 20-year term beginning on the earlier of the date of first export from Train 1 or August 7, 2017. The DOE further issued two orders authorizing the export of an additional 189.3 Bcf/yr in total of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries providing for national treatment for trade in natural gas for a 20-year term. One order authorized the export of 101 Bcf/yr of domestically produced LNG pursuant to the SPA with Total, beginning on the earlier of the date of first export from Train 5 or July 11, 2021; and the other order authorized the export of 88.3 Bcf/yr of domestically produced LNG pursuant to the SPA with Centrica, beginning on the earlier of the date of first export from Train 5 or July 12, 2021.

As of October 31, 2013, the overall project completion for Train 1 and Train 2 of the Liquefaction Project was approximately 47%, which is ahead of the contractual schedule. As of October 31, 2013, the overall project completion for Train 3 and Train 4 of the Liquefaction Project was approximately 13%, which is ahead of contractual schedule. Based on Cheniere Partners’ current construction schedule, Cheniere Partners anticipates that Train 1 will produce LNG as early as late 2015, with commercial operations expected to commence in February 2016, and Train 2, Train 3 and Train 4 are expected to commence operations on a staggered basis thereafter.

The following table summarizes significant milestones and anticipated completion dates in the development of the Liquefaction Project:

Milestone	Trains 1 & 2	Trains 3 & 4	Trains 5 & 6
DOE export authorization	Received	Received	Non-FTA authorizations pending; FTA authorization received for Total and Centrica contracts totaling 189.3 Bcf/yr.

Definitive commercial agreements	Completed 7.7 mtpa	Completed 8.3 mtpa	Train 5: Completed Train 6: 2014
—BG Gulf Coast LNG, LLC	4.2 mtpa	1.3 mtpa
—Gas Natural Fenosa	3.5 mtpa
—Korea Gas Corporation		3.5 mtpa
—GAIL (India) Ltd.		3.5 mtpa
—Total			2.0 mtpa
—Centrica			1.75 mtpa

EPC contract	Completed	Completed	2015

Financing			2015
—Equity	Completed	Completed
—Debt commitments	Received	Received

FERC authorization	Completed	Completed	2015

FERC authorization to commence construction	Received	Received

Issue notice to proceed	Completed	Completed	2015

Commence operations	2015/2016	2016/2017	2018/2019

Customers

Sabine Pass Liquefaction has entered into six fixed price, 20-year SPAs with third parties that in the aggregate equate to approximately 19.75 mtpa of LNG, which represents approximately 88% of the anticipated nominal production capacity of Train 1 through Train 5. Under the SPAs, the customers will purchase LNG from Cheniere Partners for a price consisting of a fixed fee plus 115% of Henry Hub per MMBtu of LNG. In certain circumstances, the customers may elect to cancel or suspend deliveries of LNG cargoes, in which case the customers would still be required to pay the fixed fee with respect to cargoes that are not delivered. A portion of the fixed fee will be subject to annual adjustment for inflation. The SPAs and contracted volumes to be made available under the SPAs are not tied to a specific Train; however, the term of each SPA commences upon the start of operations of the specified Train. Through the date of this prospectus, Sabine Pass Liquefaction has the following third-party SPAs:

•

BG has entered into the BG SPA that commences upon the date of first commercial delivery for Train 1 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.25 per MMBtu and includes additional annual contract quantities of 36,500,000 MMBtu, 34,000,000 MMBtu, and 33,500,000 MMBtu upon the date of first commercial delivery for Train 2, Train 3 and Train 4, respectively, with a fixed fee of $3.00 per MMBtu. The total expected annual contracted cash flow from BG from fixed fees is approximately $723 million. In addition, Sabine Pass Liquefaction has agreed to make up to 500,000 MMbtu/d of LNG available to BG to the extent that Train 1 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.25 per MMBtu, if produced. The obligations of BG are guaranteed by BG Energy Holdings Limited, a company organized under the laws of England and Wales.

•

Gas Natural Fenosa has entered into the Gas Natural Fenosa SPA that commences upon the date of first commercial delivery for Train 2 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.49 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $454 million. In addition, Sabine Pass Liquefaction has agreed to make up to 285,000 MMBtu/d of LNG available to Gas Natural Fenosa to the extent that Train 2 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.49 per MMBtu, if produced. The obligations of Gas Natural Fenosa are guaranteed by Gas Natural SDG S.A., a company organized under the laws of Spain.

•

KOGAS has entered into the KOGAS SPA that commences upon the date of first commercial delivery for Train 3 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. KOGAS is organized under the laws of the Republic of Korea.

•

GAIL has entered into the GAIL SPA that commences upon the date of first commercial delivery for Train 4 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. GAIL is organized under the laws of India.

•

Total has entered into the Total SPA that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 104,750,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $314 million. The obligations of Total are guaranteed by Total S.A., a company organized under the laws of France.

•

Centrica has entered into the Centrica SPA that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 91,250,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $274 million. Centrica is organized under the laws of England and Wales.

In aggregate, the fixed fee portion to be paid by these customers is approximately $2.3 billion annually for Trains 1 through 4, and $2.9 billion if Cheniere Partners makes a positive final investment decision with respect to Train 5, with the applicable fixed fees starting from the commencement of commercial operations of the applicable Train. These fixed fees equal approximately $411 million, $564 million, $650 million, $648 million and $588 million for each respective Train.

In addition, Cheniere Marketing has entered into an SPA with Sabine Pass Liquefaction to purchase, at Cheniere Marketing’s option, up to 104,000,000 MMBtu/yr of LNG produced from Trains 1 through 4. Sabine Pass Liquefaction has the right each year during the term to reduce the annual contract quantity based on its assessment of how much LNG it can produce in excess of that required for other customers. Cheniere Marketing may purchase incremental LNG volumes at a price of 115% of Henry Hub: plus up to $3.00 per MMBtu for the most profitable 36,000,000 MMBtu of cargoes sold each year by Cheniere Marketing; and then 20% of net profits of the remaining 68,000,000 MMBtu sold each year by Cheniere Marketing.

Construction

In November 2011, Sabine Pass Liquefaction entered into the lump sum turnkey EPC Contract (Trains 1 and 2) with Bechtel, under which Bechtel charges a lump sum for all work performed and generally bears project cost risk. Sabine Pass Liquefaction issued a notice to proceed with construction under the EPC Contract (Trains 1 and 2) in August 2012. In December 2012, Sabine Pass Liquefaction entered into the lump sum turnkey contract for the EPC of Train 3 and Train 4 with Bechtel. Sabine Pass Liquefaction issued a notice to proceed with construction under the EPC Contract (Trains 3 and 4) in May 2013. The Trains are in various stages of development, as described above.

The total contract price of the EPC Contract (Trains 1 and 2) and the total contract price of the EPC Contract (Trains 3 and 4) is approximately $4.0 billion and $3.8 billion, respectively, reflecting amounts incurred under change orders through September 30, 2013. Total expected capital costs for Trains 1 through 4 are estimated to be between $9.0 billion and $10.0 billion before financing costs, including estimated owner’s costs and contingencies.

Pipeline Facilities

CTPL owns the Creole Trail Pipeline, a 94-mile pipeline interconnecting the Sabine Pass LNG terminal with a number of large interstate pipelines. CTPL filed an application with the FERC in April 2012 for certain modifications to allow the Creole Trail Pipeline to be able to transport natural gas to the Sabine Pass LNG terminal. In February 2013, the FERC approved the proposed project, and in October 2013, the FERC issued an order denying petitioner’s request for rehearing and stay of the approval. In addition, in November 2013, CTPL received approval from the Louisiana Department of Environmental Quality for the proposed modifications to the Creole Trail Pipeline system. Cheniere Partners estimates that the capital costs to modify the Creole Trail Pipeline will be approximately $100 million. The modifications are expected to be in service in time for the commissioning and testing of Train 1 and Train 2.

Governmental Regulation

The Sabine Pass LNG terminal, Liquefaction Project and Creole Trail Pipeline operations and construction are subject to extensive regulation under federal, state and local statutes, rules, regulations and laws. These laws require that Cheniere Partners engage in consultations with appropriate federal and state agencies and that it obtain and maintain applicable permits and other authorizations. This regulatory burden increases Cheniere Partners’ cost of operations and construction, and failure to comply with such laws could result in substantial penalties.

Federal Energy Regulatory Commission

The design, construction and operation of Cheniere Partners’ proposed liquefaction facilities, the export of LNG and the transportation of natural gas through the Creole Trail Pipeline are highly regulated activities. In order to site and construct the Sabine Pass LNG terminal, Sabine Pass LNG received and is required to maintain authorization from the FERC under Section 3 of the NGA. The FERC’s approval under Section 3 of the NGA, as well as several other material governmental and regulatory approvals and permits, are required in order to site, construct and operate Cheniere Partners’ liquefaction facilities.

The EPAct, amended Section 3 of the NGA to establish or clarify the FERC’s exclusive authority to approve or deny an application for the siting, construction, expansion or operation of LNG terminals, although except as specifically provided in the EPAct, nothing in the EPAct is intended to affect otherwise applicable law related to any other federal agency’s authorities or responsibilities related to LNG terminals. Sabine Pass Liquefaction and Sabine Pass LNG filed an application with the FERC in January 2011 for an order under Section 3 of the NGA authorizing the siting, construction and operation of the Liquefaction Project, including the siting, construction and operation of Train 1 through Train 4. The FERC issued final orders in April and July 2012 approving Sabine Pass Liquefaction’s and Sabine Pass LNG’s application. Subsequently, the FERC issued written approval to commence site preparation work for Train 1 through Train 4. The FERC approval requires Sabine Pass Liquefaction and Sabine Pass LNG to obtain certain additional FERC approvals as construction progresses. To date, Sabine Pass Liquefaction and Sabine Pass LNG have been able to obtain these approvals as needed. On October 9, 2012, Sabine Pass Liquefaction and Sabine Pass LNG applied to amend the FERC approval to reflect certain modifications to the Liquefaction Project, and on August 2, 2013, the FERC issued an order approving the modifications. On October 25, 2013, Sabine Pass Liquefaction and Sabine Pass LNG

applied to further amend the FERC approval, requesting authorization to increase the total LNG production capacity of Train 1 through Train 4 from the currently authorized 803 Bcf per year to 1,006 Bcf per year so as to more accurately reflect the estimated maximum LNG production capacity. The need for these approvals has not materially affected Sabine Pass Liquefaction’s and Sabine Pass LNG’s construction progress. FERC approval to site, construct and operate Train 5 and Train 6 also will be required. In this regard, on September 30, 2013, Sabine Pass Liquefaction, Sabine Pass LNG and Sabine Pass Liquefaction Expansion, LLC filed an application with FERC for authorization to add Train 5 and Train 6 to the Liquefaction Project. Throughout the life of its proposed liquefaction facilities Sabine Pass Liquefaction and Sabine Pass LNG will be subject to regular reporting requirements to the FERC and the U.S. Department of Transportation regarding the operation and maintenance of the facilities.

In order to construct, own, operate and maintain the Creole Trail Pipeline, CTPL received a certificate of public convenience and necessity from the FERC under Section 7 of the NGA. The FERC’s approval under Section 7 of the NGA, as well as several other material governmental and regulatory approvals and permits, may be required prior to making any modifications to the Creole Trail Pipeline as it is a regulated, interstate natural gas pipeline. An application for authorization to construct, own, operate and maintain certain new facilities in order to enable bi-directional natural gas flow on the Creole Trail Pipeline system to allow for the delivery of up to 1,530,000 Dthd of feed gas to the Liquefaction Project was submitted to the FERC by CTPL in April 2012. In February 2013, the FERC approved the proposed project, and in October 2013, the FERC issued an order denying petitioner’s request for rehearing and stay of the approval.

Under the NGA, the FERC is granted authority to approve, and if necessary, set “just and reasonable rates” for the transportation or sale of natural gas in interstate commerce. In addition, under the NGA, CTPL is not permitted to unduly discriminate or grant undue preference as to its rates or the terms and conditions of service. The FERC has the authority to grant certificates allowing construction and operation of facilities used in interstate gas transportation and authorizing the provision of services. Under the NGA, the FERC’s jurisdiction generally extends to the transportation of natural gas in interstate commerce, to the sale in interstate commerce of natural gas for resale for ultimate consumption for domestic, commercial, industrial, or any other use, and to natural gas companies engaged in such transportation or sale. However, the FERC’s jurisdiction does not extend to the production, gathering, or local distribution of natural gas.

In general, the FERC’s authority to regulate interstate natural gas pipelines and the services that they provide includes:

•	rates and charges for natural gas transportation and related services;

•	the certification and construction of new facilities;

•	the extension and abandonment of services and facilities;

•	the maintenance of accounts and records;

•	the acquisition and disposition of facilities;

•	the initiation and discontinuation of services; and

•	various other matters.

The EPAct amended the NGA to prohibit market manipulation, and increased civil and criminal penalties for any violations of the NGA and any rules, regulations or orders of the FERC, up to $1.0 million per day per violation. In accordance with the EPAct, the FERC issued a final rule making it unlawful for any entity, in connection with the purchase or sale of natural gas or transportation service subject to the FERC’s jurisdiction, to defraud, make an untrue statement or omit a material fact or engage in any practice, act or course of business that operates or would operate as a fraud.

For a number of years the FERC has implemented certain rules referred to as Standards of Conduct aimed at ensuring that an interstate natural gas pipeline not provide certain affiliated entities with preferential access to transportation service or non-public information about such service. These rules have been subject to revision by the FERC from time to time, most recently in 2008 when the FERC issued a final rule, Order No. 717, on Standards of Conduct for Transmission Providers. Order No. 717 eliminated the concept of energy affiliates and adopted a “functional approach” that applies Standards of Conduct to individual officers and employees based on their job functions, not on the company or division in which the individual works. The general principles of the Standards of Conduct are non-discrimination, independent functioning, no conduit and transparency. These general principles govern the relationship between marketing function employees conducting transactions with affiliated pipeline companies and transportation function employees. CTPL has established the required policies and procedures to comply with the Standards of Conduct and is subject to audit by the FERC to review compliance, policies and its training programs.

Department of Energy Export License

The DOE has authorized the export of up to the equivalent of 16 mtpa (approximately 803 Bcf/yr) of domestically produced LNG by vessel from the Sabine Pass LNG terminal to countries with which the United States has a FTA providing for national treatment for trade in natural gas for a 30-year term, beginning on the earlier of the date of first export or September 7, 2020; and to non-FTA countries for a 20-year term, beginning on the earlier of the date of first export or August 7, 2017. The DOE further issued two orders authorizing the export of an additional 189.3 Bcf/yr in total of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries for a 20-year term. One order authorized the export of 101 Bcf/yr of domestically produced LNG pursuant to the SPA with Total, beginning on the earlier of the date of first export or July 11, 2021; and the other order authorized the export of 88.3 Bcf/yr of domestically produced LNG pursuant to the SPA with Centrica, beginning on the earlier of the date of first export or July 12, 2021.

Exports of natural gas to countries with which the United States has an FTA are “deemed to be consistent with the public interest” and authorization to export LNG to FTA countries shall be granted by the DOE without “modification or delay”. Sabine Pass Liquefaction received approval to export to FTA countries in September 2010 and July 2013. FTA countries which import LNG now or will do so by 2016 include Chile, Mexico, Singapore, South Korea and the Dominican Republic.

Exports of natural gas to countries with which the United States does not have an FTA are considered by the DOE in the context of a comment period whereby interveners are provided the opportunity to assert that such authorization would not be consistent with the public interest. Sabine Pass Liquefaction received final approval to export a total of 16 mtpa (approximately 803 Bcf/yr) of domestically produced LNG by vessel to FTA or non-FTA countries in August 2012, and additional applications to the DOE for permits to allow the export of an additional 503.3 Bcf/yr of domestically produced LNG to FTA or non-FTA countries are pending (or have been granted with respect to the export of 189.3 Bcf/yr to FTA countries).

Pipelines

The Creole Trail Pipeline is subject to regulation by the DOT, under the Pipeline and Hazardous Material Safety Act (“PHMSA”), pursuant to which the PHMSA has established requirements relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities.

Pipeline Safety Improvement Act of 2002 (“PSIA”), which is administered by the DOT Office of Pipeline Safety, governs the areas of testing, education, training and communication. The PSIA requires pipeline companies to perform extensive integrity tests on natural gas transportation pipelines that exist in high population density areas designated as “high consequence areas.” Pipeline companies are required to perform the integrity tests on a seven-year cycle. The risk ratings are based on numerous factors, including the population density in the geographic regions served by a particular pipeline, as well as the age and condition of the pipeline and its protective coating. Testing consists of hydrostatic testing, internal electronic testing, or direct assessment of the piping. In addition to the pipeline integrity tests, pipeline companies must implement a qualification program to make certain that employees are properly trained. Pipeline operators also must develop integrity management programs for gas transportation pipelines, which requires pipeline operators to perform ongoing assessments of pipeline integrity; identify and characterize applicable threats to pipeline segments that could impact a high consequence area; improve data collection, integration and analysis; repair and remediate the pipeline, as necessary; and implement preventive and mitigation actions.

In 2010, the DOT issued a final rule (known as “Control Room Management Rule”) requiring pipeline operators to write and institute certain control room procedures that address human factors and fatigue management.

Natural Gas Pipeline Safety Act of 1968 (“NGPSA”)

Louisiana and Texas administer federal pipeline safety standards under the NGPSA, which requires certain pipelines to comply with safety standards in constructing and operating the pipelines and subjects the pipelines to regular inspections. Failure to comply with the NGPSA may result in the imposition of administrative, civil and criminal remedies.

Pipeline Safety, Regulatory Certainty, and Jobs Creation Act of 2011

The Creole Trail Pipeline is also subject to the Pipeline Safety, Regulatory Certainty, and Jobs Creation Act of 2011, which regulates safety requirements in the design, construction, operation and maintenance of interstate natural gas transmission facilities. Under the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, PHMSA has civil penalty authority up to $200,000 per day (from the prior $100,000), with a maximum of $2 million for any related series of violations (from the prior $1 million).

Other Governmental Permits, Approvals and Authorizations

The operation of the Sabine Pass LNG terminal and related projects, and the construction and operation of the Liquefaction Project, are also subject to additional federal permits, orders, approvals and consultations required by other federal agencies, including the DOE, Advisory Council on Historic Preservation, U.S. Army Corps of Engineers, U.S. Department of Commerce, National Marine Fisheries Services, U.S. Department of the Interior, U.S. Fish and Wildlife Service, EPA and U.S. Department of Homeland Security.

Three significant permits that are required include the U.S. Army Corps of Engineers (“USACE”) Section 404 of the Clean Water Act/Section 10 of the Rivers and Harbors Act Permit (the “Section 10/404 Permit”), the Clean Air Act Title V Operating Permit and the Prevention of Significant Deterioration (“PSD”) Permit, the latter two permits being issued by the Louisiana Department of Environmental Quality (“LDEQ”).

The application for revision of the Sabine Pass LNG terminal’s Section 10/404 Permit to authorize construction of Train 1 through Train 4 was submitted in January 2011. The process included a public comment period which commenced in March 2011 and closed in April 2011. The revised Section 10/404 Permit was received from the USACE in March 2012. The USACE acted in the capacity as a cooperating agency in the FERC’s NEPA review process. The application to amend the Sabine Pass LNG terminal’s existing Title V and PSD permits to authorize construction of Train 1 through Train 4 was initially submitted in December 2010 and revised in March 2011. The process included a public comment period from June 2011 to August 2011 and a public hearing in August 2011. The final revised Title V and PSD permits were issued by the LDEQ in December 2011. Although these permits are final, a petition with the EPA has been filed pursuant to the Clean Air Act requesting that the EPA object to the Title V permit. The EPA has not ruled on this petition. In June 2012, Cheniere Partners applied to the LDEQ for a further amendment to the Title V and PSD permits to reflect proposed modifications to the Liquefaction Project that were filed with the FERC in October 2012. The LDEQ issued the amended PSD and Title V permits in March 2013. These permits are final. In September 2013, Cheniere Partners applied to the LDEQ for another amendment to its PSD and Title V permits seeking approval to, among other things, construct and operate Trains 5 and 6. Cheniere Partners anticipates, but cannot guarantee, that the revised Title V and PSD permits authorizing, among other things, construction and operation of Trains 5 and 6 will be issued by September 2014.

In April 2012, CTPL applied for new Title V and PSD permits for the proposed modifications to the Creole Trail Pipeline system, which were issued by the LDEQ in November 2013.

Cheniere Partners will also need to obtain a modification to the Sabine Pass LNG terminal’s existing wastewater discharge permit to authorize discharges from the liquefaction facilities prior to the commencement of operation of the Liquefaction Project.

The Sabine Pass LNG terminal regasification and liquefaction facilities are subject to DOT safety regulations and standards for the transportation and storage of LNG and regulations of the U.S. Coast Guard relating to maritime safety and facility security.

Commodity Futures Trading Commission

Congress adopted comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. This legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), is designed primarily to (1) regulate certain participants in the swaps markets, including entities falling within the newly established categories of “Swap Dealer” and “Major Swap Participant,” (2) require clearing and exchange-trading of certain swaps that the Commodities Futures Trading Commission (the “CFTC”) determines, by rulemaking, must be cleared, (3) increase swap market transparency through robust reporting and recordkeeping requirements, (4) reduce financial risks in the derivatives market by imposing margin or collateral requirements on both cleared and, in certain cases, uncleared swaps, and (5) enhance the CFTC’s rulemaking and enforcement authority, including the authority to establish position limits on certain swaps and futures products. This legislation requires the CFTC, the SEC and other regulators to promulgate rules and regulations implementing the swaps regulatory provisions of the Dodd-Frank Act. The CFTC had adopted rules imposing new position limits on certain core futures and equivalent swaps contracts for or linked to certain physical commodities, including Henry Hub natural gas, that market participants could hold with exceptions for certain bona fide hedging transactions.

The final rules that the CFTC adopted on November 18, 2011 imposing position limits on certain core futures and equivalent swaps contracts for physical commodities, including Henry Hub natural gas, were vacated by federal district court on September 28, 2012. On November 5, 2013, the CFTC proposed new position limits rules that would modify and expand the applicability of position limits on certain core futures and equivalent swaps contracts for or linked to certain physical commodities, including Henry Hub natural gas, that market participants could hold with exceptions for certain bona fide hedging transactions. The CFTC has determined, by rule, that certain interest rate swaps and certain index credit default swaps must be mandatorily cleared, but the CFTC has not yet proposed rules determining any other classes of swaps, including physical commodity swaps, for mandatory clearing. Although we expect to qualify for the “end-user exception” from the mandatory clearing and exchange-trading requirements for the swaps entered to hedge our commercial risks, these mandatory clearing requirements and exchange-trading requirements may apply to other market participants, such as our counterparties (which may be registered as Swap Dealers), and the application of such rules may change the cost and availability of the swaps that we use for hedging. For uncleared swaps, the CFTC or federal banking regulators may adopt rules that would require our Swap Dealer counterparties to enter into credit support documentation with us and/or initial and variation margin; however, the CFTC’s and other regulators’ margin rules are not yet final and therefore the application of those provisions to us is uncertain at this time. Provisions from other titles of the Dodd-Frank Act may also cause our derivatives counterparties to spin off some or all of their derivatives activities to a separate entity, and such separate entity, which could be our counterparty in future swaps, may not be as creditworthy as the current counterparty. The swap regulatory provisions of the Dodd-Frank Act and the related rules may also adversely affect our existing derivative contracts and restrict our ability to monetize such contracts, cause us to restructure certain contracts, reduce the availability of derivatives to protect against risks or to optimize assets, and impact the liquidity of certain swaps products, all of which could increase our business costs.

Environmental Regulation

Cheniere Partners’ LNG terminal and pipeline operations, including the proposed liquefaction facilities, are subject to various federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Many of these laws and regulations restrict or prohibit the types, quantities and concentration of substances that can be released into the environment and can lead to substantial civil and criminal fines and penalties for non-compliance.

Clean Air Act

Cheniere Partners’ LNG terminal and pipeline operations, including the proposed liquefaction facilities, are subject to the federal CAA and comparable state and local laws. Cheniere Partners may be required to incur certain capital expenditures over the next several years for air pollution control equipment in connection with maintaining or obtaining permits and approvals addressing air emission-related issues. Cheniere Partners does not believe, however, that its operations, or the construction and operations of its proposed liquefaction facilities, will be materially and adversely affected by any such requirements.

In 2009, the EPA promulgated and finalized the Mandatory Greenhouse Gas Reporting Rule for multiple sections of the economy. This rule requires mandatory reporting of greenhouse gas (“GHG”) emissions from stationary fuel combustion sources as well as all fugitive emissions throughout LNG terminals. From time to time, Congress has considered proposed legislation directed at reducing GHG emissions, and the EPA has defined GHG emissions thresholds for requiring certain permits for new and existing industrial sources. It is not possible at this time to predict how future regulations or legislation may address GHG emissions and impact Cheniere Partners’ business. However, future regulations and laws could result in increased compliance costs or additional operating restrictions and could have a material adverse effect on Cheniere Partners’ business, financial position, results of operations and cash flows.

Coastal Zone Management Act (“CZMA”)

Cheniere Partners’ LNG terminals and pipelines, including the proposed liquefaction facilities, are subject to the review and possible requirements of the CZMA throughout the construction of facilities located within the coastal zone. The CZMA is administered by the states (in Louisiana, by the

Department of Natural Resources, and in Texas, by the General Land Office). This program is implemented to ensure that impacts to coastal areas are consistent with the intent of the CZMA to manage the coastal areas.

Clean Water Act

The Sabine Pass LNG terminal and pipeline operations and the proposed liquefaction facilities are subject to the federal CWA and analogous state and local laws. The CWA imposes strict controls on the discharge of pollutants into the navigable waters of the United States, including discharges of wastewater and storm water runoff and fill/discharges into waters of the United States. Permits must be obtained to discharge pollutants into state and federal waters. The CWA is administered by the EPA, the USACE, and by the states (in Louisiana, by the LDEQ, and in Texas, by the Texas Commission on Environmental Quality).

Resource Conservation and Recovery Act

The federal RCRA and comparable state statutes govern the disposal of solid and hazardous wastes. In the event such wastes are generated in connection with Cheniere Partners’ facilities, it will be subject to regulatory requirements affecting the handling, transportation, treatment, storage and disposal of such wastes.

Endangered Species Act

The Sabine Pass LNG terminal and pipeline operations and the proposed liquefaction facilities may be restricted by requirements under the Endangered Species Act, which seeks to protect endangered or threatened animal, fish and plant species and designated habitats.

Market Factors and Competition

Sabine Pass LNG currently does not experience competition for its terminal capacity because the entire approximately 4.0 Bcf/d of regasification capacity that is available at the Sabine Pass LNG terminal has been fully contracted. If and when Sabine Pass LNG has to replace any TUAs, it will compete with other then-existing LNG terminals for customers.

The Liquefaction Project currently does not experience competition with respect to Train 1 through Train 5. Sabine Pass Liquefaction has entered into six fixed price, 20-year LNG SPAs that will utilize substantially all of the liquefaction capacity available from these Trains. Each customer will be required to pay an escalating fixed fee for its annual contract quantity even if it elects not to purchase any LNG from us. If and when Sabine Pass Liquefaction needs to replace any existing SPA or enter into new SPAs with respect to Train 6, Sabine Pass Liquefaction will compete on the basis of price per contracted volume of LNG with other LNG liquefaction projects throughout the world. Revenues associated with any incremental volumes of the Liquefaction Project, including those under the Cheniere Marketing SPA discussed above, will also be subject to market-based price competition.

CTPL will face competition from other interstate and/or intrastate pipelines that connect with Cheniere Partners’ LNG terminals. In particular, CTPL competes with the Kinder Morgan Louisiana Pipeline owned by Kinder Morgan Energy Partners, L.P. (“Kinder Morgan”). Kinder Morgan has built a 3.2 Bcf/d take-away pipeline system from the Sabine Pass LNG terminal. Total and Chevron have both signed agreements with Kinder Morgan securing 100% of the initial capacity on the Kinder Morgan Louisiana Pipeline for 20 years.

Cheniere Partners’ ability to sell any seasonal quantities of LNG available from Train 1 through Train 4, develop additional Trains, or develop other new projects is subject to a broader array of market factors, including changes in worldwide supply and demand for natural gas, LNG and substitute products; the relative prices for natural gas, crude oil and substitute products in North America and international markets; economic growth in developing countries; investment in energy infrastructure; the rate of fuel switching for power generation from coal, nuclear or oil to natural gas; and access to capital markets.

Cheniere Partners expects, based on its experience in the energy industry, that global demand for natural gas and LNG will increase significantly as nations seek more abundant, reliable and environmentally cleaner fuel alternatives to oil and coal. Global demand for natural gas is projected by the IEA to grow by more than 22.5 Tcf between 2010 and 2020, fueled by the growth of emerging economies. Wood Mackenzie forecasts that global demand for LNG will increase by 49%, or 5.6 Tcf, by 2020, from 237 mtpa, or 11.5 Tcf/yr, in 2012, and reach a total of 514 mtpa, or 25 Tcf/yr, by 2030. As a result, the share of LNG in the global natural gas market is expected to increase as markets seek to improve security of supply by accessing a wide portfolio of producers that can readjust deliveries to meet the needs of changing markets.

While global natural gas consumption has been rising internationally, natural gas production in the United States has undergone a technological transformation that has resulted in a substantial increase in annual production capacity, decrease in the cost of production, and expansion of technically recoverable reserves.

Cheniere Partners’ ability to continue to develop new facilities in the United States will be driven in part by the continued success of the North American upstream natural gas sector in developing new reservoirs, continuing to drive down costs and producing higher valued condensates and natural gas liquids in conjunction with natural gas production. Any such facilities will compete with other international LNG export projects principally on a price basis. These projects generally require capital not only to build the marine, storage and liquefaction facilities, but also to drill wells and build processing and pipeline transportation infrastructure. Because Cheniere Partners relies on the natural gas market and transportation infrastructure already existing in the United States, Cheniere Partners generally requires less capital expenditures than competing projects. Furthermore, because natural gas is purchased from the United States market at a Henry Hub related price, Cheniere Partners can offer LNG for sale at an alternative price to crude oil prices, thereby providing customers with an opportunity to diversify their supply portfolios by geography and price index.

Subsidiaries

Cheniere Partners’ assets are generally held by or under its operating subsidiaries. Cheniere Partners conducts most of its operations through these subsidiaries, including operations relating to the development and operation of its LNG terminal business, the Liquefaction Project and the Creole Trail Pipeline.

Employees and Labor Relations

Cheniere Partners has no employees and relies on its general partner to manage all aspects of the operation, maintenance and construction of the Sabine Pass LNG terminal, the Liquefaction Project, the Creole Trail Pipeline and the conduct of its business. Because the general partner has no employees, it relies on subsidiaries of Cheniere to provide the personnel necessary to allow it to meet its management obligations to Cheniere Partners, Sabine Pass LNG, Sabine Pass Liquefaction and CTPL. As of October 31, 2013, Cheniere and its subsidiaries had 395 full-time employees, including 215 employees who directly supported the Sabine Pass LNG terminal operations, the Liquefaction Project and CTPL. Please read “Note 13—Related Party Transactions” in Cheniere Partners’ Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2012 included in this prospectus for a description of the services agreements, pursuant to which general and administrative services are provided to Cheniere Partners, Sabine Pass LNG and Sabine Pass Liquefaction. Cheniere considers its current employee relations to be favorable.

Available Information

The common units have been publicly traded since March 21, 2007, and are traded on the NYSE MKT under the symbol “CQP”. Cheniere Partners’ principal executive offices are located at 700 Milam Street, Suite 800, Houston, Texas 77002, and its telephone number is (713) 375-5000. Cheniere Partners’ internet address is www.cheniereenergypartners.com. Cheniere Partners provides public access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports as soon as reasonably practicable after the materials are electronically filed with, or furnished to, the SEC under the Exchange Act. These reports may be accessed free of charge through Cheniere Partners’ internet website. Cheniere Partners’ makes its website content available for informational purposes only. The website should not be relied upon for investment purposes and is not incorporated by reference into this prospectus.

For copies of any filing by Cheniere Partners, please contact: Cheniere Energy Partners, L.P., Investor Relations Department, 700 Milam Street, Suite 800, Houston, Texas 77002 or call (713) 375-5000. In addition, the public may read and copy any materials that Cheniere Partners files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site (www.sec.gov) that contains reports and other information regarding issuers, like Cheniere Partners, that file electronically with the SEC.

MANAGEMENT

Directors and Executive Officers of Cheniere Holdings

Our business and affairs will be managed by our board of directors. Prior to a Cheniere Separation Event, all of our directors are elected by, and may be removed by, the holder of our director voting share, which will be Cheniere. Our directors hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Our current directors have been appointed by Cheniere. Executive officers are appointed for one-year terms. The following table sets forth specific information for our directors and executive officers, with biographical information following the table.

Name	Age (as of September 30, 2013)	Position(s)
Charif Souki	60	Director, President and Chief Executive Officer
H. Davis Thames	46	Director and Chief Financial Officer
R. Keith Teague	48	Director
Meg A. Gentle	39	Director
Don A. Turkleson	59	Director

Charif Souki, a co-founder of Cheniere, is Chairman of Cheniere’s board of directors and Chief Executive Officer and President of Cheniere. In December 2002, Mr. Souki assumed the positions of President and Chief Executive Officer. He relinquished the title of President in April 2005 and was re-elected President again in April 2008. From June 1999 to December 2002, he was Chairman of the board of directors of Cheniere and an independent investment banker. From September 1997 until June 1999, he was Co-Chairman of the board of directors of Cheniere, and he served as Secretary of Cheniere from July 1996 until September 1997. Mr. Souki has over 20 years of independent investment banking experience in the oil and gas industry and has specialized in providing financing for small capitalization companies with an emphasis on the oil and gas industry. Mr. Souki is a director, Chairman of the Board and the Chief Executive Officer of Cheniere Partners’ general partner. Mr. Souki is also a director and Chief Executive Officer of the general partner of Sabine Pass LNG, L.P. Mr. Souki has not held any other public company directorship positions in the past five years. Mr. Souki received a B.A. from Colgate University and an M.B.A. from Columbia University. It was determined that Mr. Souki should serve as a director because he is the Chief Executive Officer and a director of Cheniere, Cheniere Partners’ general partner and the general partner of Sabine Pass LNG, L.P. and is responsible for developing the companies’ overall strategy and vision and implementing the business plans.

H. Davis Thames is the Senior Vice President and Chief Financial Officer of Cheniere and a director and the Senior Vice President and Chief Financial Officer of Cheniere Partners’ general partner. Mr. Thames served as Senior Vice President-Marketing of Cheniere from December 2007 to June 2013 and President of Cheniere Marketing, from November 2007 to June 2013. Prior to that time, he was Vice President Marketing, Strategy & Analysis of Cheniere and Executive Vice President of Cheniere Marketing since December 2006 and February 2007, respectively. Prior to joining Cheniere as Vice President Marketing & Analysis in July 2005, Mr. Thames worked for Cross Country Energy, LLC from 2003 to 2005; Enron Corp. from 1999 to 2003; and Flowserve Corp. from 1991 to 1999. Mr. Thames earned a B.S. in Mechanical Engineering from The University of Texas at Austin, an M.S. in Mechanical Engineering from Texas A&M University, and an M.B.A. from the UCLA Anderson School of Management. Mr. Thames is also a director and the Chief Financial Officer of the general partner of Sabine Pass LNG. It was determined that Mr. Thames should serve as a director because he is the Senior Vice President and Chief Financial Officer of Cheniere and a director and the Senior Vice President and Chief Financial Officer of Cheniere Partners’ general partner and is therefore familiar with the Cheniere Partners’ assets and business plan.

R. Keith Teague has served as Senior Vice President—Asset Group of Cheniere since April 2008 and President of Cheniere Pipeline Company, a wholly owned subsidiary of Cheniere, since January 2005. Prior to April 2008, he served as Vice President—Pipeline Operations of Cheniere beginning in May 2006. Mr. Teague began his career with Cheniere in February 2004 as Director of Facility Planning. Prior to joining Cheniere, Mr. Teague served as the Director of Strategic Planning for the CMS Panhandle Companies from December 2001 until September 2003. Mr. Teague is currently a director, President and Chief Operating Officer of Cheniere Partners’ general partner. Mr. Teague is also President of the general partner of Sabine Pass LNG and is responsible for the development, construction and operation of Cheniere’s LNG terminal and pipeline assets. Mr. Teague received a B.S. in civil engineering from Louisiana Tech University and an M.B.A. from Louisiana State University. With Mr. Teague’s knowledge and expertise relating to the Sabine Pass LNG terminal, it was determined that he should serve as a director.

Meg A. Gentle has served as the Senior Vice President—Marketing of Cheniere since June 2013 and is a member of the board of directors of Cheniere Partners’ general partner. Ms. Gentle served as Senior Vice President and Chief Financial Officer of Cheniere and Cheniere Partners’ general partner from March 2009 to June 2013. Prior to March 2009, she served as Senior Vice President—Strategic Planning & Finance of Cheniere since February 2008. Prior to February 2008, she served as Vice President of Strategic Planning of Cheniere since September 2005 and Manager of Strategic Planning of Cheniere since June 2004. Prior to joining Cheniere, Ms. Gentle spent eight years in energy market development, economic evaluation, and long-range planning. Ms. Gentle conducted international business development and strategic planning for Anadarko Petroleum Corporation, a publicly-traded integrated energy company, from January 1998 to May 2004 and energy market analysis for Pace Global Energy Services, an energy management and consulting firm, from August 1996 to December 1998. Ms. Gentle is currently a director of Cheniere Partners’ general partner. Ms. Gentle received her B.A. in Economics and International Affairs from James Madison University in May 1996 and her M.B.A. from Rice University in May 2004. It was determined that Ms. Gentle should serve as a director because of her experience with strategic planning and finance in the energy industry.

Don A. Turkleson was appointed as a director of Cheniere Holdings effective as of the effective date. He is currently the Vice President and Chief Financial Officer of Gulf Coast Energy Resources, LLC, a privately held energy exploration and production company. From January 2010 to April 2012, he served as the Chief Financial Officer of Laurus Energy, Inc., a privately held underground coal gasification company. He served as Senior Vice President and Chief Financial Officer of Cheniere Partners’ general partner from November 2006 to March 2009 and was a member of the board of directors of Cheniere Partners’ general partner from its formation in February 2007 until September 2012. He became Senior Vice President of Cheniere in May 2004, and served as Treasurer and Secretary of Cheniere until December 2004 and September 2006, respectively. He served as Senior Vice President and Chief Financial Officer of Cheniere through March 2009. Prior to joining Cheniere in 1997, Mr. Turkleson was employed by PetroCorp Incorporated from 1983 to 1996, as Controller until 1986 and then as Vice President-Finance, Secretary and Treasurer. From 1975 to 1983, he worked as a Certified Public Accountant in the natural resources division of Arthur Andersen & Co. in Houston. Mr. Turkleson received a B.S. in accounting from Louisiana State University. Mr. Turkleson is a director and past Chairman of the Board of Neighborhood Centers, Inc., a nonprofit organization. In addition, he is currently on the board of directors and has served as the Chairman of the Audit Committee of the board of directors of Miller Energy Resources, Inc., a publicly traded oil and natural gas exploration, production and drilling company. He also serves on the board of directors of the general partner of QEP Midstream Partners, L.P., a publicly traded master limited partnership formed to own, acquire, and develop midstream assets. It was determined that Mr. Turkleson should serve as a director of Cheniere Holdings because of his background and experience in the energy industry and his background as a Certified Public Accountant.

In addition to the directors listed above, in compliance with the rules of the NYSE MKT, Cheniere will appoint two additional independent members to the board of directors, one within 90 days of the effective date and a second within one year after the effective date.

Upon a Cheniere Separation Event, our directors and officers who are also directors or officers of Cheniere will resign, and our remaining board members will be required to appoint new officers and may choose to hire an investment advisor or other financial or business consultants.

Committees

H. Davis Thames, Meg A. Gentle and Don A. Turkleson are the initial members of the Audit Committee. Mr. Turkleson serves as the chairman of the Audit Committee. In compliance with the rules of the NYSE MKT, Cheniere will appoint two additional independent members to the board of directors, one within 90 days of the effective date and a second within one year after the effective date. Ms. Gentle will resign from the Audit Committee upon appointment of the first such additional independent director to the board of directors and the Audit Committee. Mr. Thames will resign from the Audit Committee when the final independent director is appointed. Thereafter, our board is generally required to have at least three independent directors serving at all times.

Because we are a controlled company under NYSE MKT rules, we do not anticipate having a compensation committee or nominating and corporate governance committee.

Our Executive Compensation

Our executive officers and employees are also executive officers of, or employed directly by, a wholly owned subsidiary of Cheniere. Cheniere will make compensation decisions for, and pay compensation directly to, such individuals, and they will not receive additional compensation from us or for their service as officers or employees of us. As such, we have not paid or accrued any obligations with respect to compensation or benefits for our executive officers or employees. We do not expect to pay any salaries, bonuses or equity awards to such executive officers or employees because such salaries are included in the fees to be paid to Cheniere under the Services Agreement.

If Cheniere ceases to control us, our executive officers will resign, and we expect that we will have to begin paying the officers that would be appointed to replace our outgoing officers. We have not yet made any determinations with respect to salaries, bonuses and equity awards we would expect to pay, but we would not expect the incremental costs due to Cheniere ceasing to control us to exceed $5.0 million.

Our Director Compensation

Officers or employees of Cheniere and its affiliates who also serve as our directors will not receive additional compensation. Each independent director will receive an annual fee of $200,000 for his or her services to us. In addition, each independent director will be reimbursed for out-of-pocket expenses incurred in connection with attending meetings of our board of directors or committees of our board of directors.

Directors and Executive Officers of Cheniere Partners’ General Partner

Cheniere Partners has no employees, directors or officers. Cheniere Partners is managed by its general partner, Cheniere Energy Partners GP, LLC. The following sets forth information, as of September 15, 2013, regarding the individuals who currently serve on the board of directors and as executive officers of Cheniere Partners’ general partner. Charif Souki has served as a director of the general partner since 2006. Meg Gentle and Lon McCain have served as directors of the general partner since 2007. Keith Teague has served as a director of the general partner since 2008. Messrs. Ball, Foley, Klimczak, Pagano, Richard and Thames were elected as directors of the general partner in 2012.

Effective December 6, 2013, the board of directors of each of Cheniere, Cheniere Holdings and the general partner of Cheniere Partners expects to appoint Leonard Travis as Chief Accounting Officer. Effective as of the effective time of Mr. Travis’ appointment, the current Chief Accounting Officer of Cheniere, Cheniere Holdings and the general partner of Cheniere Partners will cease to serve as the Chief Accounting Officer of Cheniere, Cheniere Holdings and the general partner of Cheniere Partners.

Pursuant to the limited liability company agreement of Cheniere Partners’ general partner, until such time as Blackstone or its assignees own less than (a) 20% of the outstanding common units, subordinated units and Class B units, and (b) 50,000,000 Class B units, the number of directors constituting the board of directors of Cheniere Partners’ general partner will be eleven. After the consummation of this offering, GP Holdco will have the right to appoint four directors, Blackstone will have the right to appoint three directors, and there will be four independent directors on the board of directors of Cheniere Partners’ general partner.

Name	Age	Position with Cheniere Partners’ General Partner
Charif Souki	60	Director, Chairman of the Board and Chief Executive Officer
R. Keith Teague	48	Director, President and Chief Operating Officer
H. Davis Thames	46	Director, Senior Vice President and Chief Financial Officer
Lon McCain	65	Director
James R. Ball	62	Director
David I. Foley	46	Director
Meg A. Gentle	39	Director
Sean T. Klimczak	37	Director
Philip Meier	54	Director
Vincent Pagano, Jr.	63	Director
Oliver G. Richard, III	61	Director

James R. Ball is a director and is a member of the Conflicts Committee and the Executive Committee of Cheniere Partners’ general partner. Mr. Ball served as a non-executive director of Gas Strategies Group Ltd, a professional services company providing commercial energy advisory services (“GSG”), from September 2011 until his retirement in June 2013. From 1988 until August 2011, he also served as an executive director of GSG. Since 2011, Mr. Ball has served as a senior advisor to Tachebois Limited, an energy and equities advisory firm. Mr. Ball is a Fellow of the Energy Institute and Companion of the Institute of Gas Engineers and Managers. Mr. Ball received a B.A. in economics from the University of Colorado and a Master of Science from City University Business School (now Cass Business School). Mr. Ball has not held any other directorship positions in the past five years.

David I. Foley is a director of Cheniere Partners’ general partner. Mr. Foley is a Senior Managing Director in the Private Equity Group of The Blackstone Group L.P., an investment and advisory firm, and Chief Executive Officer of Blackstone Energy Partners L.P. Prior to joining Blackstone in 1995, Mr. Foley was an employee of AEA Investors Inc., a private equity investment firm, from 1991 to 1993 and a consultant with The Monitor Company, a business management consulting firm, from 1989 to 1991. Mr. Foley currently serves as a director of Kosmos Energy Ltd. and PBF Energy Inc. Mr. Foley received a B.A. and a Master of Arts in economics from Northwestern University and a Master of Business Administration from Harvard Business School.

Sean T. Klimczak is a director of Cheniere Partners’ general partner. Mr. Klimczak is a Senior Managing Director in the Private Equity Group of The Blackstone Group L.P., an investment and advisory firm. Prior to joining Blackstone in 2005, Mr. Klimczak was an Associate at Madison Dearborn Partners, a private equity investment firm, from 2001 to 2003 and an employee in the Mergers & Acquisitions department of the Investment Banking division of Morgan Stanley, a financial services firm, from 1998 to 2001. Mr. Klimczak received a B.B.A. in finance and business economics from Notre Dame and a Master of Business Administration from Harvard Business School.

Lon McCain is a director of Cheniere Partners’ general partner and serves as the Chairman of the Audit Committee and a member of the Conflicts Committee. He was Executive Vice President and Chief Financial Officer of Ellora Energy Inc., a private, independent exploration and production company from July 2009 to August 2010. Prior to that, he was Vice President, Treasurer and Chief Financial Officer of Westport Resources Corporation, a publicly traded exploration and production company, from 2001 until the sale of that company to Kerr-McGee Corporation in 2004. From 1992 until joining Westport, Mr. McCain was Senior Vice President and Principal of Petrie Parkman & Co., an investment banking firm specializing in the oil and gas industry. From 1978 until joining Petrie Parkman, Mr. McCain held senior financial management positions with Presidio Oil Company, Petro-Lewis Corporation and Ceres Capital. He is currently on the board of directors of Contango Oil and Gas Company, a publicly traded oil and natural gas exploration and production company into which Crimson Exploration, Inc. was merged effective October 2, 2013. Mr. McCain served on the Board of Crimson Exploration, Inc. from 2005 until the merger with Contango. Mr McCain also currently serves on the board of directors of Continental Resources, Inc., a publicly traded oil and natural gas exploration and production company. During the past five years, he served as a director of Transzap, Inc., a privately held provider of digital data and electronic payment solutions. Mr. McCain received a B.S. in business administration and a Masters of Business Administration/Finance from the University of Denver. Mr. McCain was also an Adjunct Professor of Finance at the University of Denver from 1982 to 2005.

Philip Meier is a director of Cheniere Partners’ general partner. Mr. Meier is president of Meier Consulting LLC currently providing technical and project management advice to Blackstone. From 2007 to 2012 Mr. Meier was Senior Vice President Projects with Woodside Energy in Perth Western Australia where he was accountable for delivery of all Woodside construction projects (both LNG and offshore). Prior to this he spent 25 years with Bechtel at various levels culminating as Project Manager of Egyptian LNG Train 2. Mr. Meier received a BSCE from Rensselaer Polytechnic Institute and a Master of Business Administration in Finance and International Business from the University of Houston.

Vincent Pagano, Jr. is a director of Cheniere Partners’ general partner and serves as Chairman of the Conflicts Committee and as a member of the Audit Committee. Mr. Pagano served as a senior corporate partner of Simpson Thacher & Bartlett LLP, a law firm, with a focus on capital markets transactions and public company advisory matters from 1981 until his retirement at the end of 2012. Mr. Pagano earned his law degree, cum laude, from Harvard Law School and his B.S. in Engineering, summa cum laude, from Lehigh University and an M.S. in Engineering from the University of California at Berkeley. Mr. Pagano currently also serves as a director of L-3 Communications Holdings, Inc. and Hovnanian Enterprises, Inc.

Oliver G. Richard, III is a director of Cheniere Partners’ general partner and serves as a member of the Audit Committee and Conflicts Committee. Mr. Richard has served as Chairman of Cleanfuel

USA, an alternative vehicular fuel company, since September 2007 and, for the past five years, he has been the owner and president of Empire of the Seed LLC, a private consulting firm in the energy and management industries. Mr. Richard served as Chairman, President and Chief Executive Officer of Columbia Energy Group, a natural gas exploration, pipeline transmission and distribution company, from 1995 until 2000. Mr. Richard was a Commissioner on the FERC from 1982 until 1985. Mr. Richard currently serves as a director of Buckeye Partners, L.P. and American Electric Power Company, Inc. Mr. Richard received a B.S. in Journalism and a J.D. from Louisiana State University and a Master of Law in Taxation from Georgetown University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common shares that will be outstanding immediately after the closing of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Name of Beneficial Owner(1)	Common Shares to be Beneficially Owned(2)	Director Voting Shares to be Beneficially Owned	Percentage of Common Shares to be Beneficially Owned(2)(3)	Percentage of Director Voting Shares to be Beneficially Owned
Cheniere Energy, Inc.	195,700,000	1	84.5%	100%
Directors/Named Executive Officers
Charif Souki	—	—	—	—
H. Davis Thames	—	—	—	—
R. Keith Teague	—	—	—	—
Meg A. Gentle	—	—	—	—
Don A. Turkleson	—	—	—	—
All Directors and Executive Officers as a group (5 persons)	—	—	—	—

(1)	The address for all beneficial owners in this table is c/o Cheniere Energy, Inc. 700 Milam Street, Suite 800, Houston, Texas 77002.
(2)	Assumes the underwriters do not exercise their option to purchase additional shares.
(3)	Based on 231,700,000 common shares anticipated to be outstanding upon consummation of this offering.

The following table sets forth the beneficial ownership of the limited partner interests of Cheniere Partners that will be outstanding immediately upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding units;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Name of Beneficial Owner(1)	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned(2)		Class B Units Beneficially Owned	Percentage of Class B Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Total Limited Partner Interests Beneficially Owned
Cheniere Energy, Inc.(3)	11,963,488	21%		45,333,334	31%	135,383,831	100%	57%
Cheniere Energy Partners LP Holdings, LLC(3)	11,963,488	21%		45,333,334	31%	135,383,831	100%	57%
Blackstone CQP Holdco LP(4)	—	—		100,000,000	69%	—	—	30%
Charif Souki	400,100		*	—	—	—	—	*
H. Davis Thames	500		*	—	—	—	—	*
R. Keith Teague	—	—		—	—	—	—	—
Meg A. Gentle	8,035		*	—	—	—	—	*
Don A. Turkleson	25,000		*	—	—	—	—	*
All directors and executive officers as a group (5 persons)	433,635		*	—	—	—	—	*

*	Less than 1%
(1)	Except as otherwise noted, the address for all beneficial owners in this table is c/o Cheniere Energy, Inc. 700 Milam Street, Suite 800, Houston, Texas 77002.
(2)	Based on 57,078,848 common units outstanding as of October 16, 2013.
(3)	Cheniere Energy, Inc. is our ultimate parent company and may, therefore, be deemed to beneficially own the Cheniere Partners units held by us.
(4)	The address for Blackstone CQP Holdco LP is 345 Park Avenue, 44th floor, New York, NY 10154.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with Cheniere

Services Agreement

Concurrent with the closing of this offering, we will enter into the Services Agreement pursuant to which Cheniere will provide to us certain general and administrative services to be agreed upon by the parties. We will pay a fixed fee of $1.0 million per year (payable in quarterly installments of $250,000 per quarter, in arrears), subject to adjustment for inflation, for certain general and administrative services, including the services of our directors and officers who are also directors or officers of Cheniere. In addition, we will pay directly for, or reimburse Cheniere for, certain third-party expenses (which we expect will not exceed $1.5 million in the first year that we are a public company), including any fees that Cheniere incurs on our behalf for financial, legal, accounting, tax advisory and financial advisory services, along with any expenses incurred in connection with printing costs and other administrative and out-of-pocket expenses, and any other expenses that are incurred in connection with this offering or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to our shareholders, tax returns and Form 1099-DIV preparation and distribution, exchange listing fees, printing costs, limited liability company governance and compliance expenses and registrar and transfer agent fees. Cheniere will also provide us with cash management services, including treasury services with respect to the payment of dividends and allocation of reserves for taxes. These cash management services are intended to optimize the use of our cash on hand and to reduce the likelihood of a change in the amount of any dividend paid to our shareholders across periods other than as a result of any change in the amount of distributions paid by Cheniere Partners. Finally, Cheniere has granted us a license to utilize its trademarks for so long as we hold Cheniere Partners units.

The Services Agreement has an initial term of one year from the date of the closing of this offering, and will automatically renew for additional one-year terms unless notice of nonrenewal is provided by any party to the agreement at least 90 days prior to the next renewal date. Upon a Cheniere Separation Event, our officers and our directors who are also directors or officers of Cheniere would resign. Within 60 days after a Cheniere Separation Event, we may provide notice to Cheniere to terminate the Services Agreement, and the Services Agreement will terminate 90 days after the delivery date of the notice. If we provide notice to terminate at any time after a Cheniere Separation Event, we may request that Cheniere continue to provide services to us for a period of up to six months from the termination notice date.

If Cheniere (i) becomes bankrupt, insolvent, dissolves or ceases its business, (ii) ceases to provide all services required to be performed by it under the Services Agreement for 10 consecutive days or (iii) materially fails to perform its obligations under the Services Agreement which continues uncured for 75 days after Cheniere’s receipt of notice of such failure from us, then we will have the right to terminate the Services Agreement, obtain specific performance, perform or cause to be performed Cheniere’s obligations under the Services Agreement and pursue any and all other remedies available at law or in equity. If we (i) become bankrupt, insolvent, dissolve or cease our business, (ii) materially fail to perform our obligations under the Services Agreement which continues uncured for 30 days after our receipt of notice of such failure from Cheniere or (iii) default in our payment obligations to Cheniere which remains uncured for 30 days after receipt of written notice of such default from Cheniere, then Cheniere shall have the right to terminate the Services Agreement and pursue any and all other remedies available at law or in equity.

Tax Sharing Agreement

In connection with this offering, we intend to enter into a Tax Sharing Agreement with Cheniere that will govern the respective rights, responsibilities, and obligations of Cheniere and us with respect to tax attributes, tax liabilities and benefits, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes.

Under the terms of the Tax Sharing Agreement, for each period in which we or any of our subsidiaries are consolidated or combined with Cheniere for purposes of any tax return, Cheniere will prepare a pro forma tax return for us as if we filed our own consolidated, combined or unitary return, except that such pro forma tax return generally include current income, deductions, credits and losses from us, and a deemed net operating loss carryforward amount. We will be required to reimburse Cheniere for any taxes shown on such pro forma tax returns. The initial deemed net operating loss carryforward amount will equal the amount of our gross deferred tax liability for financial reporting purposes immediately prior to the consummation of this offering and will be increased by any current losses or credits that we recognize based on the pro forma tax returns and will be decreased by any amount we previously utilized on the pro forma tax returns, but in no event will the deemed net operating loss carryforward amount exceed Cheniere’s then available consolidated net operating loss carryforward. Although Cheniere and we are each generally responsible for managing those disputes that relate to the taxes for which each of us is responsible, the Tax Sharing Agreement provides that Cheniere will have the responsibility and discretion to prepare and file all consolidated, combined or unitary income tax returns on our behalf (including the making of any tax elections), to respond to and conduct all tax proceedings (including tax audits) relating to such tax returns, and to determine the reimbursement amounts in connection with any pro forma tax returns.

Cheniere GP Holding Company, LLC

GP Holdco is a limited liability company recently formed for the purpose of holding a 100% interest in Cheniere Partners’ general partner.

Ownership and Control of GP Holdco

Cheniere owns 100% of the economic interests in GP Holdco, and we own a non-economic voting interest in GP Holdco. We control GP Holdco through our non-economic voting interest in GP Holdco, which entitles us to appoint three of the four members of the board of directors of GP Holdco. The board of directors of GP Holdco has the powers customarily held by a corporate board of directors, such as the authority to elect the officers of GP Holdco, set its policies and oversee its operations. Since we can appoint a majority of GP Holdco’s board, we have a controlling influence over the management and policies of GP Holdco.

If, at any time, Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, our non-economic voting interest in GP Holdco will be extinguished, and we will cease to oversee the operations and management of Cheniere Partners, as described below, which may result in our being deemed an investment company within the meaning of the Investment Company Act. Please read “Risk Factors—Risks Relating to the Ownership of Our Shares—If we cease to control GP Holdco, we may be deemed an ‘investment company,’ which could impose restrictions on us.”

Oversight of Cheniere Partners’ Management and Operations

Through the participation on the board of directors of Cheniere Partners’ general partner of the individuals appointed by GP Holdco, GP Holdco also will oversee, at the board level, the business and operations of Cheniere Partners’ general partner through the receipt of reports on the operations, finances and plans for significant corporate transactions, the ability to act upon such reports, propose and/or approve significant corporate transactions and the ability to otherwise influence the management and policies of Cheniere Partners’ general partner. Furthermore, the individuals appointed by GP Holdco to the board of directors of Cheniere Partners’ general partner will be actively involved in the operation and management of Cheniere Partners’ general partner and, through Cheniere Partners’ general partner, Cheniere Partners itself.

The number of directors constituting the board of directors of Cheniere Partners’ general partner is currently eleven. Please read “Management—Directors and Executive Officers of Cheniere Partners’ General Partner.” Currently, Cheniere and its affiliates are entitled to appoint four of the eleven members of the board of directors of Cheniere Partners’ general partner, which does not constitute a majority of the board of directors. If, at any time, the number of members of the board of directors of Cheniere Partners’ general partner that Cheniere and its affiliates are entitled to appoint increases, GP Holdco will have the right to appoint those additional members subject to the procedures described in this section.

Appointment to the Board of Directors of Cheniere Partners’ General Partner

The members of the board of directors of Cheniere Partners’ general partner that GP Holdco appoints must be approved by a majority of GP Holdco’s board of directors. Because our non-economic voting interest in GP Holdco entitles us to appoint three of the four members of GP Holdco’s board of directors, the directors that we appoint to the board of GP Holdco will have the ability to appoint each member of the board of directors of Cheniere Partners’ general partner that GP Holdco is entitled to appoint.

Upon the occurrence of a Cheniere Separation Event, our non-economic voting interest in GP Holdco will be extinguished. We would cease to control GP Holdco if, among other events, Cheniere makes future sales or otherwise disposes of our shares that it owns as described under “Risk Factors—Risks Relating to the Ownership of Our Shares—If we cease to control GP Holdco, we may be deemed an ‘investment company,’ which could impose restrictions on us.”

If our non-economic voting interest in GP Holdco is extinguished, Cheniere will be the sole owner of GP Holdco and will be entitled to elect each of the members of the board of directors of GP Holdco. At this time, Cheniere would control the appointment of all of the members of the board of directors of Cheniere Partners’ general partner that Cheniere and its affiliates are entitled to appoint, which is currently four of the eleven board members, and we would not be entitled to appoint any members of the board of directors of Cheniere Partners’ general partner.

Our Relationship with Cheniere Partners

Upon completion of this offering, we will own common units, Class B units and subordinated units representing an approximate 3.5%, 13.1% and 39.3% ownership interest in Cheniere Partners, respectively. As a result of our ownership of GP Holdco, we indirectly control the appointment of four of the eleven members of the board of directors of Cheniere Partners’ general partner as described above under “—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” Three of the appointees also will be our directors. Through these appointees, we will be able to oversee the operations of Cheniere Partners’ general partner and Cheniere Partners. If Cheniere relinquishes control of Cheniere GP Holding Company, LLC at anytime, at its sole discretion, or Cheniere ceases to own 25% of our outstanding shares, our control of GP Holdco would be extinguished and we would cease to control GP Holdco.

DESCRIPTION OF OUR COMMON SHARES

The common shares represent limited liability company interests in us. The holders of shares are entitled to receive dividends and exercise the rights or privileges available to shareholders under our LLC Agreement. Please read “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement.” Upon completion of this offering we will have 231,700,000 common shares outstanding.

Voting Rights

Our shareholders will be entitled to vote on certain fundamental matters affecting us, such as certain amendments to our LLC Agreement, certain mergers, the sale of all or substantially all of our assets and in certain cases, our dissolution and winding up. As long as Cheniere owns our director voting share, our shareholders, other than Cheniere, will be unable to vote in the election of the members of our board of directors. Because Cheniere will own 84.5% (82.1% if the underwriters’ option is exercised in full) of our outstanding common shares as well as our director voting share immediately after this offering, our shareholders will not hold enough shares to influence any matter submitted to a vote of the shareholders.

As a holder of Cheniere Partners units, we will be entitled to vote on all matters on which holders of Cheniere Partners units are entitled to vote, although we cannot vote our units in favor of the removal of Cheniere Partners’ general partner. As described in “Description of Our Company Agreement and Cheniere Partners’ Partnership Agreement—Our Limited Liability Company Agreement—Voting Rights,” our board of directors will make decisions with respect to any matter Cheniere Partners submits to a vote of its unitholders other than any vote for the removal of Cheniere Partners’ general partner. The Cheniere Partners units that we hold have the same voting rights as all other Cheniere Partners units of the same class, although by the terms of our LLC Agreement, we cannot vote our Cheniere Partners units in favor of the removal of Cheniere Partners’ general partner.

Dividends

Our LLC Agreement requires us to declare dividends on our common shares and the director voting share equal to the amount of cash that we receive as distributions in respect of the Cheniere Partners units that we own, less income taxes and reserves established by our board of directors, within ten business days after we receive such distributions.

Issuance of Additional Shares

Our LLC Agreement authorizes us to issue an unlimited number of additional common shares for the consideration and on the terms and conditions determined by our board of directors, and to make awards of common and derivative securities pursuant to employee benefit plans, without the approval of our shareholders. Our shareholders will not have preemptive rights to acquire additional shares or any other securities that we may issue. We may also issue additional classes or series of shares upon the affirmative vote of the holders of a majority of our common shares.

Transfer Agent and Registrar

We expect Computershare Trust Company, N.A. to act as our transfer agent and to serve as registrar and transfer agent for the shares. We pay all fees charged by the transfer agent for transfers of shares, except for the following fees that will be paid by shareholders:

•	surety bond premiums to replace lost or stolen certificates;

•	taxes and other governmental charges;

•	special charges for services requested by a holder of a shares; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash dividends. We will indemnify the transfer agent against all claims and losses that may arise out of all actions of the transfer agent or its agents or subcontractors for their activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the transfer agent or its agents or subcontractors.

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Shares

By acceptance by us of a transfer of shares in accordance with our LLC Agreement, each transferee of shares will be admitted as a member with respect to the shares transferred when such transfer and admission is reflected on our books and records with or without execution of our LLC Agreement. In addition, each transferee of shares:

•	becomes the record holder of such shares;

•	is deemed to agree to be bound by the terms and conditions of, and is deemed to have executed and delivered, our LLC Agreement;

•	represents that the transferee has the capacity, power and authority to enter into our LLC Agreement;

•	grants powers of attorney to our officers and any liquidator of our company as specified in our LLC Agreement; and

•	makes the consents and waivers contained in our LLC Agreement.

Until a share has been transferred on our books and records, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF OUR COMPANY AGREEMENT AND CHENIERE PARTNERS’ PARTNERSHIP AGREEMENT

Our Limited Liability Company Agreement

The following is a summary of certain provisions of our LLC Agreement, which should be read in conjunction with the actual agreement, a copy of which is filed with the registration statement of which this prospectus forms a part.

Organization and Duration

We are a Delaware limited liability company formed by Cheniere in 2013 in connection with this offering.

Purpose

Generally under our LLC Agreement, our purpose is to own, acquire and dispose of Cheniere Partners units and any cash or other securities or property distributed to us in respect of our ownership of Cheniere Partners units, designate members of the board of directors of Cheniere GP Holding Company, LLC to oversee the operations of Cheniere Partners’ general partner and Cheniere Partners as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” and to take any other action permitted by or in accordance with our LLC Agreement.

U.S. Federal Income Tax Status as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes.

Capital Contributions

Shareholders are not obligated to make additional capital contributions, except as described under “—Limited Liability.”

Distributions and Dividends

Within ten business days after we receive a distribution in respect of our Cheniere Partners units, we are required to declare a dividend equal to the amount of cash received from Cheniere Partners in respect of the Cheniere Partners units owned by us, less income taxes and any reserves established by our board of directors to pay our income taxes, company expenses and amounts due under the Services Agreement, to service and reduce indebtedness that we may incur and for company purposes, in each case as permitted by our LLC Agreement.

Limited Liability

Holders of our shares will have limited liability other than as set forth in the Delaware Limited Liability Company Act (the “LLC Act”). The LLC Act provides that a shareholder who receives a dividend and knew at the time of the dividend that the dividend was in violation of the LLC Act will be liable to us for the amount of the dividend for three years from the date of the dividend. Under the LLC Act, we may not make a dividend to a shareholder if, after the dividend, all of our liabilities, other than liabilities to shareholders in respect of their shares and liabilities for which the recourse of creditors is limited to specific property of Cheniere Holdings, would exceed the fair value of our assets. For the purpose of determining the fair value of our assets, the LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a shareholder is liable for the obligations of his assignor to make contributions to us, except that the assignee is not obligated for liabilities unknown to him at the time he became a shareholder and that could not be ascertained from our LLC Agreement.

The Board

Our business and affairs will be managed by or under the direction of a board of directors. Members of the board will be elected by the holder of our director voting share, which will initially be Cheniere. Prior to a Cheniere Separation Event, directors may be removed by Cheniere at any time and for any reason. After the occurrence of a Cheniere Separation Event, directors can only be removed for cause by a majority of the remaining directors. The initial board will consist of five directors. The authority and function of the board of directors will be identical to the authority and functions of a board of directors of a corporation organized under the General Corporation Law of the State of Delaware (“DGCL”) although the directors’ fiduciary duties will be limited as described in “—Fiduciary Duties.”

The board will hold regular meetings from time to time and special meetings at any time as may be necessary. Regular meetings may be held without notice on dates set by the board from time to time. Special meetings of the board may be called on 24 hours’ notice to each director upon request of the chairman of the board, or upon the written request of any three directors to our secretary. A quorum for a regular or special meeting will exist when a majority of the directors are participating in the meeting either in person or by conference telephone or video conference. Any action required or permitted to be taken at a meeting may be taken without a meeting, without prior notice and without a vote if all of the directors then in office sign a written consent authorizing the action.

The board can establish committees composed of one or more directors and can delegate power and authority without limitation to these committees. Our audit committee is composed of H. Davis Thames, Meg A. Gentle and Don A. Turkleson. In compliance with the rules of the NYSE MKT, Cheniere will appoint two additional independent members to the board of directors, one within 90 days from the effective date and a second within one year of the effective date. Ms. Gentle will resign from the Audit Committee upon appointment of the first such additional independent director to the board of directors and the Audit Committee. Mr. Thames will resign from the Audit Committee when the final independent director is appointed. Thereafter, our board is generally required to have at least three independent directors serving at all times. We do not anticipate having any other board committees, including a compensation committee or a nominating and corporate governance committee. Please read “Risk Factors—Risks Relating to the Ownership of Our Shares—We will be a ‘controlled company’ within the meaning of the NYSE MKT rules and intend to rely on exemptions from various corporate governance requirements immediately following the closing of this offering.” Pursuant to the Services Agreement, Cheniere will be responsible for any compensation paid to our officers and directors who are also officers or directors of Cheniere. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Services Agreement.”

Upon the occurrence of a Cheniere Separation Event, our directors and officers who are also directors or officers of Cheniere will resign, and our remaining board members will be required to appoint new officers and may hire financial or business consultants. Please read “Management.” In our LLC Agreement, Cheniere has agreed not to cause a Cheniere Separation Event to occur unless, at the time such Cheniere Separation Event would become effective, we have at least three independent directors serving on our board of directors.

Officers and Employees

The board can appoint and terminate officers with or without cause at any time as it may determine. The board can delegate power and authority of any officer to any other officer or agent. The authority and function of our officers will be identical to the authority and functions of officers of a corporation organized under the DGCL, except with respect to fiduciary duties. Cheniere’s employees are expected to provide us with services required for our operation and administration. The costs of these services will be borne by Cheniere. Please read “Certain Relationships and Related Party Transactions.” Our initial President and Chief Executive Officer will be Charif Souki and our initial Chief Financial Officer will be H. Davis Thames.

Capital Structure

After the consummation of this offering, our capital structure will consist only of common shares, which are the shares being sold in this offering, and our director voting share, which will initially be held by Cheniere. We are authorized to issue an unlimited number of additional common shares or derivative shares issued under employee benefit plans. Our LLC Agreement prohibits us from issuing any additional director voting shares. Additional classes or series of securities may be created with the approval of the board, provided that any such additional class or series must be approved by a vote of holders of a majority of our outstanding common shares. Our shareholders will not have preemptive or preferential rights to acquire additional shares or other securities of us.

The director voting share is the sole share entitled to vote in the election of our board of directors. The director voting share will be issued to Cheniere in connection with the closing of this offering. If Cheniere ceases to own greater than 25% of our outstanding common shares, or if Cheniere otherwise chooses to relinquish the director voting share, the director voting share will be extinguished.

Dissolution and Winding Up

We will be dissolved and wound up only: (1) upon entry of a judicial decree of dissolution in accordance with the LLC Act, (2) upon an election by our board of directors that is approved by the holders of a majority of the outstanding common shares, (3) other than as contemplated by (6) below, if we cease to own any Cheniere Partners units (whether as a result of a merger of Cheniere Partners or otherwise), (4) in the event of a sale or other disposition of all or substantially all of our assets (not to include assets transferred to Cheniere Partners) other than in connection with certain non-cash mergers involving Cheniere Partners, (5) if at any time we have no members, unless a member is admitted to Cheniere Holdings and Cheniere Holdings is continued without dissolution in accordance with the LLC Act, (6) as a result of a merger of Cheniere Partners in which securities of another entity are exchanged for all of the outstanding Cheniere Partners units, unless Cheniere Partners’ successor is treated as a partnership for U.S. federal income tax purposes, or (7) the sale by Cheniere Partners of all or substantially all of its assets in one or more transactions for cash and a distribution of such cash to Cheniere Partners unitholders. In the event that we are dissolved, our affairs will be wound up and all of our remaining assets, after payments to creditors and satisfaction of other obligations, will be distributed to the holders of the outstanding common shares and the director voting share, as a single class.

Non-Citizen Assignee; Redemption

If we or Cheniere Partners becomes subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we or Cheniere Partners have an interest in because of the nationality, citizenship or other related status of any shareholder or assignee, we may redeem, upon 30 days’ advance notice, the shares held by such shareholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each shareholder or assignee to furnish information about his nationality, citizenship or related status. If a shareholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that a shareholder or assignee is not an eligible citizen, such shareholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted shareholder, a non-citizen assignee does not have the right to direct the voting of his shares and may not receive distributions in kind upon the liquidation of Cheniere Holdings.

Exculpation and Indemnification

Notwithstanding any express or implied provision of our LLC Agreement, or any other legal duty or obligation, none of our directors or officers or affiliates will be liable to us, our affiliates or any other person for breach of fiduciary duty, except for acts or omissions not in good faith. In addition, our directors will not be responsible for any misconduct or negligence on the part of an agent appointed by our board of directors in good faith. Please read “—Fiduciary Duties” for a description of good faith.

Under our LLC Agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law, from and against all losses, expenses (including attorneys’ fees), judgments, fines, damages, penalties, interest, liabilities and settlement amounts actually and reasonably incurred by any director or officer, or while serving as a director or officer, any person who is or was serving as a director, officer, employee, partner, manager, fiduciary or trustee of Cheniere Holdings or any other entity. However, such directors, officers and persons are only entitled to indemnification if they acted in good faith and, with respect to any criminal proceeding or action, had no knowledge that such conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not of itself create a presumption that such good faith standard was not met. In addition, we may indemnify any person who is or was an employee (other than an officer) or agent of us or any other person who is a party to a threatened, pending or completed action, suit or proceeding, to the extent permitted by law and authorized by our board of directors.

We are authorized to purchase insurance against liabilities asserted against and expenses incurred by directors, officers and other persons in connection with our activities or their activities on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under our LLC Agreement.

Amendments

Amendments to our LLC Agreement may be proposed only by or with the consent of our board of directors. Approval of a majority of our outstanding common shares is required for any amendment which:

•

is determined by our board of directors, in its good faith, to have a material adverse effect on the preferences or rights associated with our shares (including as compared to any other class(es) of shares);

•	reduces the time for any notice to which the holders of our shares may be entitled;

•	enlarges the obligations of our shareholders;

•	alters the circumstances under which Cheniere Holdings could be dissolved and wound up;

•	changes the term of existence of Cheniere Holdings;

•	alters voting procedures;

•	alters the provisions regarding Termination Transactions;

•	alters the provisions requiring shareholder approval for issuances of additional classes or series of securities;

•	alters the provisions regarding dissolution;

•

changes our covenants or the covenants of Cheniere Partners, provided that any amendment to the covenant prohibiting voting any Cheniere Partners units in favor of the removal of Cheniere Energy Partners GP, LLC as the general partner of Cheniere Partners will also require the written consent of Cheniere; or

•	alters the circumstances under which our LLC Agreement may be amended.

Certain amendments will not be considered material and may be made by our board of directors without the approval of our shareholders, including amendments:

•	made in order to meet the requirements of applicable securities and other laws and regulations and NYSE MKT rules;

•	to effect a split or combination of shares;

•	to effect the intent expressed in this prospectus of the provisions of our LLC Agreement;

•	to facilitate the ability of our shareholders to obtain the benefits of, or to otherwise facilitate the consummation of, a Termination Transaction;

•

that our board of directors determines in its good faith will not have a material adverse effect on the preferences or rights associated with our shares (including as compared to any other class(es) of shares);

•	to change our name, the location of our principal place of business, our registered agent or our registered office;

•	to effect the admission, substitution, withdrawal or removal of members in accordance with our LLC Agreement;

•

to effect the merger of us into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity that is taxed as a corporation for U.S. federal income tax purposes;

•

to effect a change that the board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as an entity in which the members have limited liability under the laws of any state or to ensure that we will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	to effect a change in our fiscal or taxable year;

•

prior to a Cheniere Separation Event, to effect an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;

•

prior to a Cheniere Separation Event, to effect an amendment that is necessary, in the opinion of our counsel, to make our LLC Agreement compliant with the provisions of the Investment Company Act or the Investment Advisors Act of 1940;

•

to effect an amendment that our board of directors determines to be necessary or appropriate for the authorization and the issuance of additional common shares or derivative securities the issuance of which has been approved by a majority of our outstanding common shares if such approval is required in connection with such issuance;

•	to effect any amendment expressly permitted in our LLC Agreement to be made by the board of directors acting alone;

•	to effect an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our LLC Agreement;

•	to effect a merger, conversion or conveyance effected in accordance with our LLC Agreement;

•	that are necessary as a result of an amendment to the Partnership Agreement; and

•	to effect any other amendments substantially similar to any of the matters described above.

Any amendment that would alter the rights of the voting share will require the written consent of the holder of the voting share.

For more information regarding the voting rights of our shareholders and other amendments we may make, please read “—Voting Rights.”

Meetings; Approvals

Under the terms of our LLC Agreement we are not required to hold annual meetings prior to a Cheniere Separation Event. All notices of meetings of shareholders shall be sent or otherwise given in accordance with our LLC Agreement not less than 10 nor more than 60 calendar days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the purpose or purposes for which the meeting is called, as determined by the board of directors or (ii) in the case of an annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the common shareholders. Any previously scheduled meeting of the shareholders may be postponed, and any special meeting of the shareholders may be canceled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of shareholders.

Any action required or permitted to be taken by our shareholders may be taken at a duly called annual or special meeting of shareholders or by any consent in writing by shareholders holding at least the number of outstanding shares as would otherwise be necessary to take any such action at a special meeting. Initially, Cheniere will own 84.5% of our outstanding common shares, and will thus be able to take any action permitted to be taken by our common shareholders by written consent without the vote of any other shareholders.

Special meetings of our shareholders may only be called by a majority of our board of directors or by the owner(s) of at least a majority of our outstanding common shares. Shareholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding shares of the class or classes or series for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum shall be the greater percentage.

All matters (other than the election of directors) submitted to the shareholders for approval will be determined by a majority of the votes cast by holders of the shares entitled to vote, except where a greater percentage is required by the LLC Act or other applicable laws, by the rules of any national securities exchange on which our shares are listed, or by our LLC Agreement.

Shares held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of shares under our LLC Agreement will be delivered to the record holder who is entitled to vote at such meeting by us or by the transfer agent.

Voting Rights

The following matters require the shareholder vote specified below:

Election of members of the board of directors

Affirmative vote of the holder of our director voting share for as long as Cheniere owns our director voting share. If Cheniere relinquishes our director voting share as a result of selling or otherwise disposing of our shares as described under “Risk Factors—Risks Relating to the Ownership of Our Shares—If we cease to control GP Holdco, we may be deemed an ‘investment company,’ which could impose restrictions on us,” the members of our board of directors will be elected by the affirmative vote of the holders of the lesser of (i) a majority of the outstanding common shares or (ii) 67% of the shares present at a meeting at which there is a quorum.

Issuance of additional common shares	No approval right.
Creation of additional classes or series of shares	Majority of outstanding common shares.

Amendment, alteration, repeal or waiver of any provision of our LLC Agreement

Majority of outstanding common shares for certain amendments as described in “—Amendments.” Certain amendments will not be considered material and may be made by our board of directors without the approval of our shareholders, as described in “—Amendments.” In addition certain amendments require the affirmative vote of a majority of our outstanding common shares and the written consent of Cheniere, as described in “—Amendments.”

Amendment of Tax Sharing Agreement	Majority of outstanding common shares.

Merger of Cheniere Holdings or the sale of all or substantially all of its assets (other than in connection with a Termination Transaction or to effect a mere change in legal form)	Majority of outstanding common shares.

Dissolution of Cheniere Holdings (other than in connection with a Termination Transaction and in certain other circumstances)	Majority of outstanding common shares.

Cheniere will not be prohibited from exercising any voting rights with respect to any shares that it may own, provided that Cheniere cannot vote its shares in favor of the removal of Cheniere Partners’ general partner.

Fiduciary Duties

Our LLC Agreement has modified, waived and limited fiduciary duties of our directors and officers that would otherwise apply at law or in equity and replaced such duties with a contractual duty requiring our directors and officers to act in good faith. For purposes of our LLC Agreement, a person shall be deemed to have acted in good faith if the person believes that the action or omission of action is in the best interests of Cheniere Holdings. In addition, any action or omission of action shall be deemed to be in the best interests of Cheniere Holdings and our shareholders if the director or officer taking such action or omission of action believed that such action or omission of action is in, or not opposed to, the best interest of Cheniere Holdings and our shareholders taken together, or of Cheniere Partners and all its unitholders, taken together.

In taking (or refraining from taking) any action or making any recommendation to our shareholders, our directors and officers, in determining whether such action or recommendation is in the best interest of Cheniere Holdings and our shareholders, will be permitted, but not required, to take into account the totality of the relationship between Cheniere Partners, Cheniere Holdings and Cheniere. In addition, when acting in their individual capacities or as officers or directors of Cheniere Partners or any affiliate of Cheniere, our directors and officers will not be required to act in good faith and will not be obligated to take into account the interests of Cheniere Holdings or our shareholders when taking (or refraining from taking) any action or making any recommendation.

Our LLC Agreement permits our directors and affiliates of our directors to engage in outside business interests or activities in preference to or to the exclusion of us and to engage in business interests that directly compete with us, provided that the affiliate or director does not engage in such competing businesses as a result of or using confidential information provided by or on behalf of us to such director. In addition, our directors do not have any contractual obligation or express or implied legal duty to present business opportunities to us that become available to their affiliates, and neither we nor any of our shareholders have any rights in any business ventures of a director, and to the fullest extent permitted by law the pursuit of any such ventures, even if in competition with us, shall not be deemed to be a breach of any duty of such director otherwise existing at law, in equity or otherwise.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing one of our shares, you will be admitted as a shareholder of our company and will be deemed to have agreed to be bound by the terms of our LLC Agreement. Under that agreement, each shareholder and each person who acquires a share from a shareholder grants to our chief executive officer, president, chief financial officer, secretary, and board of directors (and, if appointed, a liquidator) a power of attorney, among other things, to execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our LLC Agreement. Such power of attorney shall be irrevocable and deemed coupled with an interest and shall survive a shareholder’s death, incompetency, disability, dissolution, bankruptcy or termination.

Covenants

Our LLC Agreement provides that our activities generally will be limited to owning Cheniere Partners units, appointing directors to the board of directors of Cheniere Partners’ general partner and activities related to the oversight of Cheniere Partners and participation in the management and operation of its business as described under “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC—Oversight of Cheniere Partners’ Management and Operations” and further includes covenants that prohibit us from (other than in connection with a Termination Transaction) taking certain actions outlined below.

Actions that cannot be taken other than in connection with a Termination Transaction without the affirmative vote of the holders of a majority of our outstanding common shares at a meeting at which there is a quorum and the affirmative vote or consent of Cheniere, include:

•	selling or otherwise transferring the Cheniere Partners units that we will own as of the closing of this offering; or

•	voting any Cheniere Partners units in favor of the removal of Cheniere Energy Partners GP, LLC as the general partner of Cheniere Partners.

Actions that cannot be taken other than in connection with a Termination Transaction without the affirmative vote of the holders of a majority of our outstanding common shares at a meeting at which there is a quorum:

•	issuing options, warrants or other securities entitling the holder to purchase our shares (other than in connection with employee benefit plans);

•	liquidating, merging or recapitalizing (other than to effect a mere change in legal form) or;

•	revoking or changing our election to be treated as a corporation for U.S. federal income tax purposes.

These covenants can be amended or waived by the owners of a majority of our outstanding common shares as described under “—Meetings; Approvals”.

In addition, our LLC Agreement will have a covenant that requires the approval of either a majority of our board of directors (including a majority of our independent directors) or a committee of the board of directors comprised solely of independent directors with respect to any election to convert the Class B units otherwise than in connection with an automatic conversion of Class B units.

Termination Transactions Involving Cheniere Partners

Cash Consideration.    In a merger involving Cheniere Partners in which we would receive only cash for all Cheniere Partners units that we own, you will be entitled to receive your pro rata share of any cash that we receive for our Cheniere Partners units, net of reserves for income taxes and other reserves determined by our board of directors. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs.

Going Private Transaction.    If at any time Cheniere Partners’ general partner and its affiliates own more than 80% of the outstanding Cheniere Partners units, Cheniere Partners’ general partner may elect to purchase all, but not less than all, of the remaining outstanding Cheniere Partners units at a price equal to the higher of (i) the current market price (as defined in the Partnership Agreement) as of the date three days prior to the date notice was mailed to Cheniere Partners unitholders informing them of such election and (ii) the highest price paid by Cheniere Partners’ general partner and its affiliates for any Cheniere Partners units purchased during the 90-day period preceding the date notice was mailed to Cheniere Partners unitholders informing them of such election. In this case, if a Cheniere Separation Event has occurred, we will be required to tender all of our outstanding Cheniere Partners units and distribute to our shareholders the cash we receive, less income taxes and reserves established by our board of directors, to our shareholders. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs.

Sale of All or Substantially All of Cheniere Partners’ Assets.    If Cheniere Partners sells all or substantially all of its assets in one or more transactions for cash and makes a distribution of such cash to Cheniere Partners unitholders, we will distribute to our shareholders the cash we receive, net of reserves for income taxes and other reserves determined by our board of directors to pay our company expenses and amounts due under the Services Agreement and to repay any outstanding principal and interest on any indebtedness that we have incurred. Following such distribution, we will cancel all of our outstanding shares and dissolve and wind up our affairs.

The transactions described above are referred to as “Termination Transactions.”

Limited Call Rights

If at any time prior to a Cheniere Separation Event Cheniere or any of its affiliates owns 90% or more of our then outstanding securities (other than voting shares), Cheniere has the right, which it may assign to any of its affiliates to purchase all, but not less than all, of our remaining outstanding shares as of a record date selected by Cheniere, on at least 10 but not more than 60 days’ notice. If Cheniere elects to exercise this purchase right, the purchase price per share will be the greater of:

•

the highest cash price paid by Cheniere or any of its affiliates for any of our shares purchased within the 90 days preceding the date on which notice of Cheniere’s election is first mailed to our shareholders; and

•	the current market price as of the date three days before the date the notice is mailed.

Merger, Sale or Other Disposition of Assets

Other than in connection with a Termination Transaction, our board of directors is generally prohibited, without the prior approval of the holders of a majority of our outstanding common shares, from causing us, among other things, to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or otherwise.

Our board of directors may convert us into, merge us into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity that will be treated as a corporation for U.S. federal income tax purposes.

Our shareholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law in connection with any merger or consolidation, sale of all or substantially all of our assets or any other transaction or event.

Books and Records

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax purposes, our year end is December 31.

We will furnish or make available to record holders of shares, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information as soon as practicable, but in no event later than 90 days after the close of each such quarter. We also intend to furnish or make available to our shareholders annual reports containing the audited financial statements of Cheniere Partners and furnish or make available to our shareholders quarterly reports containing the unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year for Cheniere Partners. We will be deemed to have made a report available if we have either filed such report with the SEC and such report is publicly available or made such report available on any publicly available website maintained by us.

Right to Inspect Books and Records

In addition to the reports referred to above in “—Books and Records,” our LLC Agreement provides that a shareholder can, for a purpose reasonably related to his interest as a shareholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each shareholder;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each shareholder and the date on which each became a shareholder;

•	information regarding the status of our business and financial condition;

•	copies of our LLC Agreement, our certificate of formation, related amendments and powers of attorney under which they have been executed; and

•	other such information regarding our affairs as is just and reasonable and consistent with the stated purposes of the written demand.

Our board of directors may, and intends to, keep confidential from our shareholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our or Cheniere Partners’ best interests, information that could damage our company or Cheniere Partners or information that we or Cheniere Partners are required by law, by the rules of any national securities exchange on which the shares are listed or by agreements with a third party to keep confidential (other than agreements with affiliates that are designed to circumvent the above obligations). These provisions are deemed to replace the default provisions under Section 18-305 of the LLC Act.

Anti-Takeover Provisions

Our LLC Agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of Cheniere Holdings without the approval of our board of directors. Specifically, our LLC Agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested shareholder (as described below) seeks to enter into a business combination with us. Under this provision, such a holder will not be permitted to enter into a business combination with us for a period of three years following the time that the shareholder became an interested shareholder unless:

•

prior to the time the shareholder becomes an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder’s becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder’s becoming an interested shareholder, the interested shareholder owned at least 85% of the outstanding shares at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•	by persons who are directors and also officers; or

•	by employee benefit plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of the shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding shares that are not owned by the interested shareholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested shareholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any shares of the company to the interested shareholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the shares of any class or series of the company beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested shareholder” is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding shares of the company and any entity or person affiliated or associated with such entity or person.

The existence of these provisions would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for shares held by a shareholder.

Registration Rights

Under the LLC Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any of our shares, other than the director voting share, proposed to be sold by Cheniere or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. Cheniere is obligated to pay all expenses incidental to the registration.

Cheniere Partners’ Partnership Agreement

The following is a summary of certain provisions of the Partnership Agreement, which should be read in conjunction with the actual agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. As used in this section, references to “general partner” refer to the general partner of Cheniere Partners.

Organization and Duration

Cheniere Partners was organized on November 21, 2006 and has a perpetual existence.

Purpose

Under the Partnership Agreement, Cheniere Partners is permitted to engage in, directly or indirectly, any business activity that is approved by its general partner and in any event that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that the general partner may not cause it to engage, directly or indirectly, in any business activity that the general partner determines would cause it to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. Any decision by the general partner to cause Cheniere Partners or its subsidiaries to engage in activities will, to the fullest extent permitted by law, be free from any fiduciary or other duty or obligation whatsoever to Cheniere Partners or the limited partners, including any duty to act in good faith or in the best interests of Cheniere Partners and its limited partners. In general, the general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out the purposes and to conduct the business of Cheniere Partners.

Power of Attorney

Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application grants to the general partner and, if appointed, a liquidator, a power of attorney, among other things, to execute and file documents required for Cheniere Partners’ qualification, continuance or dissolution. The power of attorney also grants the general partner the authority under certain circumstances to amend, and to make consents and waivers under, the Partnership Agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The approval of specified matters requires the limited partner vote specified below. Various matters require the approval of a “unit majority,” which means:

•

during the subordination period, the approval of a majority of the outstanding common units and the Class B units, voting together as a single class, excluding those common units and Class B units held by the general partner and its affiliates, and a majority of the outstanding subordinated units, voting as a separate class; and

•	after the subordination period, the approval of a majority of the outstanding common units and Class B units, voting together as a single class.

As of the date of this prospectus, Blackstone holds a majority of the outstanding common units and Class B units that would vote together as a class. Accordingly, Blackstone would control the voting of that class and, together with the general partner and its affiliates would control the vote of a “unit majority” without the vote of any other unitholder.

In voting their common and subordinated units, the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to Cheniere Partners or the limited partners, including any duty to act in good faith or in the best interests of Cheniere Partners and its limited partners.

The following is a summary of the vote requirements specified for certain matters under the Partnership Agreement:

Issuance of additional units	During the subordination period, Cheniere Partners may not issue any additional common units or units senior to or pari passu with its common units without the approval of the conflicts committee of the board of directors of its general partner.

Amendment of the Partnership Agreement	Certain amendments may be made by the general partner without the approval of the limited partners. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger or conversion of the partnership or the sale of all or substantially all of the assets	Unit majority in certain circumstances. Please read “—Merger, Conversion, Sale or Other Disposition of Assets.”

Dissolution of the partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of the partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the outstanding common units and Class B units, voting as a single class, excluding common units and Class B units held by the general partner and its affiliates is required for the withdrawal of the general partner prior to March 31, 2017 in a manner that would not cause a dissolution of the partnership. Please read “—Withdrawal or Removal of the General Partner.”
Removal of the general partner	Not less than 66 2/3% of the outstanding common, subordinated and Class B units, voting as a single class, including common units, subordinated units and Class B units held by the general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	The general partner may transfer all, but not less than all, of its general partner interest in Cheniere Partners, without a vote of the limited partners, to an affiliate or to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units and Class B units, voting as a single class, excluding common units and Class B units held by the general partner and its affiliates is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2017. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or to another person in connection with the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, such person, the approval of a majority of the outstanding common units and Class B units, voting as a single class, excluding common units and Class B units held by the general partner and its affiliates is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to March 31, 2017. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of Cheniere Partners’ business within the meaning of the LPA and that it otherwise acts in conformity with the provisions of the Partnership Agreement, its liability under the LPA will be limited, subject to possible exceptions, to the amount of capital that it is obligated to contribute to Cheniere Partners for its limited partner interests plus its share of any undistributed profits and assets. If it were determined, however, that the right of, or exercise of the right by, the limited partners as a group to remove or replace the general partner, to approve some amendments to the Partnership Agreement, or to take other action under the Partnership Agreement constituted “participation in the control” of Cheniere Partners’ business for the purposes of the LPA, then the limited partners could be held personally liable for the obligations of Cheniere Partners under the laws of Delaware to the same extent as the general partner. This liability would extend to persons who transact business with Cheniere Partners who reasonably believe that the limited partner is a general partner. Neither the Partnership Agreement nor the LPA specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, Cheniere Partners knows of no precedent for such a claim in Delaware case law.

Under the LPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the LPA provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The LPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the LPA will be liable to the limited partnership for the amount of the distribution for three years. Under the LPA, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the Partnership Agreement.

Cheniere Partners currently conducts business in two states and may conduct business in other states in the future. Maintenance of its limited liability may require compliance with legal requirements in the jurisdictions in which Cheniere Investments conducts business, including qualifying its subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of its membership interest in Cheniere Investments or otherwise, it were determined that Cheniere Partners was conducting business in any state without compliance with the applicable limited partnership statute, or that the right of, or exercise of the right, by the limited partners as a group, to remove or replace the general partner, to approve some amendments to the Partnership Agreement, or to take other action under the Partnership Agreement constituted “participation in the control” of its business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for Cheniere Partners’ obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. Cheniere Partners will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

During the subordination period, Cheniere Partners may not issue any additional common units or units senior to or on a parity with its common units without the approval of the conflicts committee of the board of directors of the general partner. After the subordination period, the Partnership Agreement authorizes Cheniere Partners to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by the general partner without the approval of the conflicts committee.

It is possible that Cheniere Partners will fund acquisitions and capital expenditures through the issuance of additional common units, subordinated units, Class B units or other partnership securities. Holders of any additional common units that Cheniere Partners issues will be entitled to share equally with the then-existing holders of common units in the distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in Cheniere Partners’ net assets. Furthermore, the conversion value of the Class B units is subject to additional upward adjustment for certain equity financings.

In accordance with Delaware law and the provisions of the Partnership Agreement, Cheniere Partners may also issue additional partnership securities that, as determined by the general partner, have special voting rights to which the common units are not entitled. In addition, the Partnership Agreement does not prohibit the issuance of equity securities by subsidiaries of Cheniere Partners, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities, the general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in Cheniere Partners. The general partner’s 2% interest in Cheniere Partners will thus be reduced if Cheniere Partners issues additional partnership securities in the future and the general partner does not contribute a proportionate amount of capital to Cheniere Partners to maintain its 2% general partner interest. In addition, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, Class B units, subordinated units or other partnership securities to the extent necessary to maintain its and its affiliates’ percentage interest in Cheniere Partners, whenever, and on the same terms that, Cheniere Partners issues those securities to persons other than the general partner and its affiliates. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to the Partnership Agreement may be proposed only by the general partner. However, the general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to Cheniere Partners or the limited partners, including any duty to act in good faith or in the best interests of Cheniere Partners or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Cheniere Partners to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option.

The provision of the Partnership Agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding limited partner units, voting together as a single class (including units owned by the general partner and its affiliates). Affiliates of the general partner own approximately 57.0% of the outstanding limited partner units as of October 16, 2013.

No Limited Partner Approval

The general partner may generally make amendments to the Partnership Agreement without the approval of any limited partner or assignee to reflect:

•	a change in the name of Cheniere Partners, the location of its principal place of business, its registered agent or its registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;

•

a change that the general partner determines to be necessary or appropriate for Cheniere Partners to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that

Cheniere Partners and its subsidiaries will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of Cheniere Partners’ counsel, to prevent Cheniere Partners or the general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that the general partner determines to be necessary or appropriate for the creation, authorization or issuance of additional partnership securities;

•	any amendment expressly permitted in the Partnership Agreement to be made by the general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

•

any amendment that the general partner determines to be necessary or appropriate to reflect and account for Cheniere Partners’ formation of, or investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Partnership Agreement;

•	a change in Cheniere Partners’ fiscal year or taxable year and related changes;

•

mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those that it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described above.

In addition, the general partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee if the general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of limited partners;

•

are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the Partnership Agreement; or

•	are required to effect the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Opinion of Counsel and Limited Partner Approval

The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in Cheniere Partners being treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Limited Partner Approval.” No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding limited partner units voting as a single class unless Cheniere Partners first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of its limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of Cheniere Partners requires the prior consent of the general partner. However, the general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to Cheniere Partners or the limited partners, including any duty to act in good faith or in the best interest of Cheniere Partners or the limited partners.

In addition, the Partnership Agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing Cheniere Partners, among other things, to sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation, other combination, or sale of ownership interests of Cheniere Partners’ subsidiaries. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Cheniere Partners’ assets without that approval. The general partner may also sell all or substantially all of Cheniere Partners’ assets under a foreclosure or other realization upon those encumbrances without that approval.

The general partner may consummate any merger without the prior approval of the limited partners if Cheniere Partners is the surviving entity in the transaction, the transaction would not result in a material amendment to the Partnership Agreement, each of Cheniere Partners’ units will be an identical unit of its partnership following the transaction, the units to be issued do not exceed 20% of Cheniere Partners’ outstanding units immediately prior to the transaction and the general partner has received an opinion of counsel regarding certain limited liability and tax matters.

If the conditions specified in the Partnership Agreement are satisfied, the general partner may convert Cheniere Partners or any of its subsidiaries into a new limited liability entity or merge Cheniere Partners or any of its subsidiaries into, or convey all of its assets to, a newly formed entity if the general partner has received an opinion of counsel regarding certain limited liability and tax matters, the sole purpose of that conversion, merger or conveyance is to effect a mere change in Cheniere Partners’ legal form into another limited liability entity and the governing instruments of the new entity provide the partners with the same rights and obligations contained in the Partnership Agreement. The limited partners are not entitled to dissenters’ rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of Cheniere Partners’ assets or any other transaction or event.

In addition, for so long as at least 25% of the Class B units that Blackstone holds or has a right to acquire remain outstanding until such time as Blackstone and other co-investors own less than (i) 20% of the outstanding common units, subordinated units and Class B units and (ii) 50,000,000 Class B units, any merger, consolidation or other combination (subject to limited exceptions) or sale of all or substantially all of Cheniere Partners’ assets would require the prior consent of a majority of the members of the board of directors of the general partner appointed by Blackstone (which is referred to as the investor approval period).

Termination and Dissolution

Cheniere Partners will continue as a limited partnership until terminated under its Partnership Agreement. Cheniere Partners will dissolve upon:

(1) the election of the general partner to dissolve Cheniere Partners, if approved by the holders of units representing a unit majority;

(2) at any time there are no limited partners, unless the partnership is continued without dissolution in accordance with the LPA;

(3) the entry of a decree of judicial dissolution of the partnership pursuant to the provisions of the LPA; or

(4) the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within 90 days thereafter if the general partner withdraws or is removed and otherwise within 180 days thereafter, to reconstitute Cheniere Partners and continue its business on the same terms and conditions described in the Partnership Agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to Cheniere Partners’ receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither the partnership nor any of its subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon its dissolution, unless Cheniere Partners is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up its affairs will, acting with all of the powers of the general partner that are necessary or appropriate, liquidate Cheniere Partners’ assets and apply the proceeds of the liquidation as described in “Dividend and Distribution Policies—How Cheniere Partners Makes Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of Cheniere Partners’ assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, the general partner has agreed not to withdraw voluntarily as the general partner prior to March 31, 2017 without giving 90 days’ notice, obtaining the approval of the holders of at least a majority of the outstanding common units and Class B units, voting as a single class, excluding common units and Class B units held by the general partner and its affiliates and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2017, the general partner may withdraw as general partner, without first obtaining approval of any unitholder, by giving 90 days’ written notice, and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the information above, the general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units, subordinated units and Class B units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the Partnership Agreement permits the general partner in some instances to sell or otherwise transfer all of its general partner interest in Cheniere Partners without the approval of the limited partners. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in Cheniere Partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Cheniere Partners will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue Cheniere Partners’ business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common units, subordinated units and Class B units, voting together as a single class, including units held by the general partner and its affiliates. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, voting as a single class, including units held by the general partner and its affiliates, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding common units, subordinated units and Class B units by the general partner and its affiliates would give them the practical ability to prevent the general partner’s removal. Affiliates of the general partner own approximately 57.0% of the outstanding common units, subordinated units and Class B units, in the aggregate, as of October 16, 2013.

The Partnership Agreement also provides that if the general partner is removed as the general partner under circumstances where cause does not exist and no units held by the general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the initial quarterly distribution on the common units will be extinguished; and

•

the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of the general partner under circumstances where cause exists, or withdrawal of the general partner where that withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value, or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, Cheniere Partners will be required to reimburse the departing general partner for all amounts due to it, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for the benefit of Cheniere Partners.

Transfer of General Partner Interest

Except for the transfer by the general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of the general partner (other than an individual), or

•

another entity in connection with the merger or consolidation of the general partner with or into such other entity or the transfer by the general partner of all or substantially all of its assets to such other entity, the general partner may not transfer all or any part of its general partner interest in the partnership to another person prior to March 31, 2017 without the approval of the holders of at least a majority of the outstanding common units and Class B units, voting as a single class, excluding common units and Class B units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the Partnership Agreement and furnish an opinion of counsel regarding limited liability and tax matters.

The general partner and its affiliates may at any time transfer limited partner units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, the owners of the general partner may sell or transfer all or part of their ownership interests in the general partner to an affiliate or a third party without the approval of Cheniere Partners unitholders.

Transfer of Incentive Distribution Rights

Prior to March 31, 2017, the general partner, its affiliates or a subsequent holder may transfer their incentive distribution rights to an affiliate of the holder (other than an individual) or to another entity as part of the merger or consolidation of such holder with or into such entity, the transfer by such holder of all or substantially all of its assets to such entity, or the sale of all of the ownership interest in such holder without the prior approval of the unitholders. Any other transfers of the incentive distribution rights prior to March 31, 2017, will require the affirmative vote of holders of a majority of the outstanding common units and Class B units, excluding common units and Class B units held by the general partner and its affiliates. On or after March 31, 2017, the incentive distribution rights will be freely transferable.

Anti-Takeover Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Cheniere Energy Partners GP, LLC as the general partner or otherwise change management. If any person or group, other than the general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. For the purposes of determining whether a person or group beneficially owns 20% or more of any class of units, such person’s or group’s indirect ownership of Cheniere Partners units as a result of owning our shares will be taken into account. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates and any transferees of that person or group approved by the general partner provided that the general partner has notified such transferees in writing that the loss of voting rights will not apply, or to any person or group who acquires the units with the prior approval of the board of directors of the general partner.

The Partnership Agreement provides that if the general partner is removed without cause and no units held by the general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the initial quarterly distribution on the common units will be extinguished; and

•

the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

The Partnership Agreement also contains specific provisions that are intended to discourage a person or group from attempting to take control of the partnership without the approval of the general partner. Specifically, the Partnership Agreement provides that Cheniere Partners has elected to have Section 203 of the DGCL apply to transactions in which an interested unitholder (as described below) seeks to enter into a business combination with Cheniere Partners. Under this provision, such a holder will not be permitted to enter into a business combination with Cheniere Partners for a period of three years following the time that the unitholder became an interested unitholder unless:

•

prior to the time the unitholder becomes an interested unitholder, the general partner approved either the business combination or the transaction that resulted in the unitholder becoming an interested unitholder;

•

upon consummation of the transaction that resulted in the unitholder’s becoming an interested unitholder, the interested unitholder owned at least 85% of Cheniere Partners’ outstanding limited partner units at the time the transaction commenced, excluding for purposes of determining the number of limited partner units outstanding those limited partner units owned:

•	by persons who are directors and also officers; and

•	by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the general partner and authorized at an annual or special meeting of holders of Cheniere Partners’ limited partner units, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of Cheniere Partners’ outstanding voting limited partner units that are not owned by the interested unitholder.

With respect to the partnership, a “business combination” under Section 203 of the DGCL would generally include:

•	any merger or consolidation involving the partnership and the interested unitholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the partnership involving the interested unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the partnership of any limited partner units of the partnership to the interested unitholder;

•

any transaction involving the partnership that has the effect of increasing the proportionate share of the units of any class or series of the partnership beneficially owned by the interested unitholder; or

•	the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the partnership.

In general, by reference to Section 203, an “interested unitholder” is any person or entity, other than the general partner and its affiliates that beneficially owns (or within three years did own) 15% or more of the outstanding limited partner units of the partnership and any entity or person affiliated or associated with such entity or person.

The existence of this provision is expected to have an anti-takeover effect with respect to transactions not approved in advance by the general partner, thereby discouraging attempts that might result in a premium over the market price for units held by unitholders.

Limited Call Right

If at any time the general partner and its affiliates hold more than 80% of the total limited partner interest of any class then outstanding, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to Cheniere Partners, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons. Affiliates of the general partner own approximately 28.3% of the outstanding common units and Class B units as of October 16, 2013. If the subordinated units were converted into common units, affiliates of the general partner would own approximately 57.0% of the outstanding common units and Class B units as of October 16, 2013.

The purchase price in the event of such an acquisition will be the greater of:

(1) the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the date the notice is mailed; and

(2) the highest price paid by the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities.

As a result of the general partner’s rights to purchase outstanding units, a holder of units may have such units purchased at an undesirable time or price. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Non-Eligible Citizen; Redemption

If Cheniere Partners or any of its subsidiaries is or becomes subject to any federal, state or local law or regulation that the general partner determines would create a substantial risk of cancellation or forfeiture of any property in which Cheniere Partners or any of its subsidiaries has an interest based on the nationality, citizenship or other related status of a unitholder, the general partner, acting on behalf of Cheniere Partners, may at any time require any unitholder to certify that the unitholder is an Eligible

Citizen. For this purpose, an Eligible Citizen means a person or entity qualified to hold an interest in real property in jurisdictions in which Cheniere Partners or any of its subsidiaries does business or proposes to do business from time to time, and whose status as a unitholder the general partner determines does not or would not subject Cheniere Partners or any of its subsidiaries to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

If a unitholder fails to furnish a citizenship certification containing the required certification within 30 days after request or the general partner determines, with the advice of counsel, that a unitholder is not an Eligible Citizen Cheniere Partners will have the right to redeem all but not less than all of the units held by such unitholder. Furthermore, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

The purchase price in the event of such a redemption for each unit held by such unitholder will be equal to the current market price as calculated pursuant to the Partnership Agreement as of the date fixed for redemption.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by the general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Non-Taxpaying Assignees; Redemption

The Partnership Agreement provides that if the general partner, with the advice of counsel, determines that Cheniere Partners’ status as a pass-through entity for federal, state or local income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of the limited partners, has, or will have, a material adverse effect on Cheniere Partners’ economic interests, then the general partner may, in its sole discretion, adopt such amendments to the Partnership Agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of the limited partners (and their owners, to the extent relevant); and

•

permit the general partner to redeem the units held by any limited partner whose tax status has or is reasonably likely to have such a material adverse effect or who fails to comply with the procedures instituted by the general partner to obtain proof of the federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted.

The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting at which all the limited partners were present and voted. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding limited partner units of the class for which a meeting is proposed (including the outstanding units of such class deemed owned by the general partner and calculating the Class B units on an as-converted basis). Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in Cheniere Partners, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than the general partner and its affiliates or a direct or subsequently approved transferee of the general partner or its affiliates acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in a nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the Partnership Agreement otherwise provides, Class B units will vote together with common units as a single class.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under the Partnership Agreement will be delivered to the record holder by Cheniere Partners or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner with respect to allocations and distributions from Cheniere Partners, including liquidating distributions. The general partner will exercise the voting rights attributable to common units owned by an assignee that has not become a substituted limited partner at the written direction of the assignee. Please read “—Meetings; Voting.”

Indemnification

Under the Partnership Agreement, Cheniere Partners will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1) the general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of the general partner or any departing general partner;

(4) any person who is or was a member, manager, partner, director, officer, fiduciary or trustee of any of the subsidiaries or any entity described in (1), (2) or (3) above (other than any person who is or was a limited partner of Cheniere Partners in such person’s capacity as such);

(5) any person who is or was serving as an officer, director, member, manager, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner or any of their affiliates; or

(6) any person designated by the general partner.

Any indemnification under these provisions will only be out of Cheniere Partners’ assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to Cheniere Partners to enable it to effectuate, indemnification. Cheniere Partners may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the Partnership Agreement.

Reimbursement of Expenses

The Partnership Agreement requires Cheniere Partners to reimburse the general partner or Cheniere LNG Terminals, Inc., without duplication, for all direct expenses it incurs or payments it makes on Cheniere Partners’ behalf and all other expenses allocable to Cheniere Partners or its subsidiaries or otherwise incurred in connection with operating Cheniere Partners’ business. These expenses include the fees and expenses payable by Cheniere Partners pursuant to management services agreements. The general partner will determine the expenses allocable to Cheniere Partners and its subsidiaries.

Books and Reports

The general partner is required to keep appropriate books and records of Cheniere Partners’ business at Cheniere Partners’ principal offices. The books will be maintained for financial reporting purposes on an accrual basis. Cheniere Partners’ fiscal year is the calendar year.

Cheniere Partners will mail or make available (by posting on its website or other reasonable means) to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by its independent public accountants. Except for the fourth quarter, Cheniere Partners will also mail or make available summary financial information within 90 days after the close of each quarter.

Cheniere Partners will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Cheniere Partners’ ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying Cheniere Partners with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies Cheniere Partners with information.

Right to Inspect Books and Records

The Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of Cheniere Partners’ tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of the Partnership Agreement, Cheniere Partners’ certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of Cheniere Partners’ business and financial condition; and

(6) any other information regarding Cheniere Partners’ affairs as is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in Cheniere Partners’ best interests or that Cheniere Partners is required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the Partnership Agreement, Cheniere Partners has agreed to register for resale under the Securities Act and applicable state securities laws any common units, Class B units, subordinated units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Cheniere Energy Partners GP, LLC as the general partner. Cheniere Partners is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Conversion of Class B Units

The Class B units will mandatorily convert into common units on the first business day following the record date with respect to Cheniere Partners’ first distribution (the “Mandatory Conversion Date”) after the earlier of the substantial completion date of Train 3 or August 9, 2017, although if a notice to proceed is given to Bechtel for Train 3 prior to August 9, 2017, the Mandatory Conversion Date will be the substantial completion date of Train 3. The notice to proceed was given to Bechtel on May 28, 2013. For a table illustrating the number of common units into which the Class B units would convert based on certain assumptions, please read “Business—Cheniere Holdings—Business.” At the option of the holders of Class B units, all or a portion of the Class B units may be converted (i) at any time subsequent to July 9, 2019, (ii) prior to the record date for a quarter in which Cheniere Partners has generated sufficient available cash from operating surplus to distribute the initial quarterly distribution on all outstanding common units (on an as-converted basis), (iii) at any time following 30 days prior to the mandatory conversion date or (iv) at any time following 30 days prior to a merger, consolidation or other combination, sale of all or substantially all of Cheniere Partners’ assets, or dissolution.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 231,700,000 common shares. Cheniere will hold an aggregate of 195,700,000 common shares (or 190,300,000 common shares if the underwriters exercise their option to purchase additional shares in full).

Prior to this offering, there has been no public trading market for our shares. Sales of our shares held by Cheniere, sales of substantial amounts of shares in the open market, or the perception that those sales could occur, could have an adverse impact on the price of our shares or on any trading market that may develop.

The shares sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

•	1% of the total number of securities outstanding; or

•	the average weekly reported trading volume of the shares for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his shares for at least two years, would be entitled to sell shares under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our LLC Agreement does not restrict our ability to issue equity securities at any time. Any issuance of additional shares or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, shares then outstanding. Please read “Description of Our Shares—Issuance of Additional Shares.”

We, our officers and directors and Cheniere have agreed not to sell any shares for a period of 180 days after the date of this prospectus, subject to certain exceptions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Scope of Discussion

The following is a discussion of the material U.S. federal income tax consequences relating to an investment in our shares. This discussion is limited to holders that hold our shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this discussion, “holder” means either a U.S. holder (as defined below) or a non-U.S. holder (as defined below) or both, as the context may require.

This discussion does not address any aspect of non-income taxation, any state, local or foreign taxation or the effect of any tax treaty. Moreover, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or, except as specifically discussed below, to holders who may be subject to special treatment under U.S. federal income tax laws, such as:

•	banks, thrifts, insurance companies and other financial institutions;

•	tax-exempt organizations;

•	partnerships or other pass-through entities (or their investors or beneficiaries);

•	regulated investment companies and mutual funds;

•	real estate investment trusts;

•	dealers or traders in stocks and securities, foreign currencies or notional principal contracts;

•	holders subject to the alternative minimum tax provisions of the Code;

•	certain expatriates or former long-term residents of the United States;

•	U.S. holders that have a functional currency other than the U.S. dollar;

•	personal holding companies;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	non- U.S. holders that own, or are deemed to own, more than 5% of the shares;

•	holders that received shares as compensation for the performance of services or pursuant to the exercise of options or warrants; or

•	holders that hold shares as part of a hedge, conversion or constructive sale transaction, straddle, wash sale or other risk reduction transaction or other integrated transaction.

If a partnership (including an entity or other arrangement treated as a partnership for U.S. federal income tax purposes) is an owner of shares, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of partnerships that are owners of shares should consult their tax advisors.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinions of Andrews Kurth LLP (“Counsel”).

In providing this opinion, Counsel has examined and is relying upon the truth and accuracy at all relevant times of this prospectus, the registration statement of which this prospectus forms a part, representations made by us and Cheniere Partners and such other records and documents as in

Counsel’s judgment are necessary or appropriate to enable Counsel to provide this opinion. Counsel has not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

This opinion is based upon Counsel’s interpretation of the Code, its regulations, court decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. This opinion is rendered as of the date of this prospectus, and Counsel assumes no obligation to advise us or you of any change in fact, circumstances or law which may alter, affect or modify this opinion. This opinion is not binding on the IRS or a court, and no ruling has been or will be obtained from the IRS regarding any of the matters addressed in this opinion. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the matters addressed in this opinion.

THIS DISCUSSION IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE SHARES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR FACTS AND CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Cheniere Partners’ Partnership Status

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income” within the meaning of Section 7704(d) of the Code. If a publicly traded partnership meets this exception and has not elected to be treated as a corporation, it will be treated as a partnership for U.S. federal income tax purposes.

Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Cheniere Partners estimates that less than 5% of its current gross income is not qualifying income; however, this estimate could change from time to time.

Subject to the assumptions, qualifications and limitations set forth above, Counsel is of the opinion that at least 90% of Cheniere Partners’ current gross income constitutes qualifying income and that Cheniere Partners will be treated as a partnership for U.S. federal income tax purposes. In providing this opinion, Counsel has relied upon representations made by Cheniere Partners and its general partner that include:

•	neither Cheniere Partners nor any of its operating companies have elected or will elect to be treated as a corporation; and

•

for each taxable year since Cheniere Partners’ inception, more than 90% of Cheniere Partners’ gross income has been and will be income that Counsel has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

Cheniere Holdings’ U.S. Federal Income Taxation

We have elected to be treated as a corporation for U.S. federal income tax purposes. For so long as Cheniere continues to own at least 80% of the total voting power and 80% of the total value of our common shares, we and any of our U.S. subsidiaries will be included in Cheniere’s consolidated group for U.S. federal income tax purposes. Currently, the maximum regular U.S. federal income tax rate for a corporation is 35%, but we may be subject to a 20% alternative minimum tax on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular income tax.

Although the Code generally provides that a regulated investment company does not pay an entity-level income tax, provided that it distributes all or substantially all of its income, we do not meet the current tests for qualification as a regulated investment company under the Code because most or substantially all of our investments will consist of investments in Cheniere Partners units. The regulated investment company tax rules therefore have no application to us.

Consequences to U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to U.S. holders. The term “U.S. holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident alien of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof of the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions on the Shares

Because we are a corporation, rather than a partnership, for U.S. federal income tax purposes, a holder will not receive a Schedule K-1 from us and will not include its allocable share of our income, gains, losses or deductions in computing the holder’s own taxable income. Distributions paid with respect to our shares will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Our earnings and profits generally will equal the taxable income allocated to us by Cheniere Partners, with certain adjustments. Distributions in excess of our earnings and profits will be treated as a tax free return of capital to a U.S. holder and will reduce such U.S. holder’s tax basis, but not below zero. If a U.S. holder’s tax basis in our shares is zero, any distribution in excess of our earnings and profits will be treated for U.S. holders as a capital gain. All distributions on our shares will be reportable to holders on Form 1099-DIV.

Distributions that are treated as dividends generally will be taxable as ordinary income to U.S. holders but (i) are expected to be treated as “qualified dividend income” that is currently subject to reduced rates of U.S. federal income taxation for non-corporate U.S. holders and (ii) may be eligible for the dividends received deduction available to corporate U.S. holders, in each case provided that certain holding period requirements are met. The reduced maximum tax rate on dividends will not apply to dividends received to the extent that the U.S. holder elects to treat such dividends as “investment income,” which may be offset by investment expense.

Certain limitations apply to the availability of the dividends received deduction for corporate holders, including limitations on the aggregate amount of the deduction that may be claimed and limitations based on the holding period of the shares on which the dividend is paid, which holding period may be reduced if the holder engages in risk reduction transactions with respect to its shares.

U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced maximum tax rate on dividends and the dividends received deduction.

Sale, Exchange or Other Taxable Disposition of Shares

Generally, the sale, exchange or other taxable disposition of shares will result in taxable gain or loss to a U.S. holder equal to the difference between (1) the amount of cash plus the fair market value of any other property received by such U.S. holder in the sale, exchange or other taxable disposition and (2) such U.S. holder’s adjusted tax basis in the shares. A U.S. holder’s adjusted tax basis in the shares will generally equal its cost for the shares, decreased (but not below zero) by the amount of any distributions treated as a tax-free return of capital as described above under “—Distributions on the Shares.”

Gain or loss recognized on the sale, exchange or other taxable disposition of shares will generally be capital gain or loss and will be long-term capital gain or loss if the shares are held for more than one year. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. holder. There are limitations on the deductibility of capital losses.

Investment by Tax-Exempt Investors

A tax-exempt investor will not have unrelated business taxable income attributable to its ownership of shares or to its sale, exchange or other disposition of shares unless its ownership of shares is debt-financed. In general, shares would be debt-financed if the tax-exempt investor incurs debt to acquire shares or otherwise incurs or maintains a debt that would not have been incurred or maintained if those shares had not been acquired.

Backup Withholding and Information Reporting

In general, distributions in respect of the shares, and the proceeds of a sale, exchange or other taxable disposition of the shares, paid to a U.S. holder are subject to information reporting and may be subject to U.S. federal backup withholding unless the U.S. holder (i) is an exempt recipient or (ii) provides us with a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to non-U.S. holders. The term “non-U.S. holder” means a beneficial owner of shares (other than a partnership) who is not a U.S. holder.

Distributions on the Shares

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the non-U.S. holder in the United States). A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Under applicable Treasury Regulations, a non-U.S. holder (including, in the case of certain non-U.S. holders that are entities, the owner or owners of these entities) will be required to satisfy certain certification requirements as set forth on Form W-8BEN (or other applicable form) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a trade or business carried on by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the non-U.S. holder in the United States) generally are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements, including, if applicable, the furnishing of an Form W-8ECI (or other applicable form), for its effectively connected dividends to be exempt from the withholding tax described above. Dividends that are effectively connected with a corporate non-U.S. holder’s conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

To the extent distributions paid on our shares exceed our current and accumulated earnings and profits, such distributions will constitute a return of capital and will reduce the adjusted tax basis in such shares, but not below zero. The amounts of any such distribution in excess of such adjusted tax basis will be treated as gain from the sale of shares and will have the tax consequences described under “—Sale, Exchange or Other Taxable Disposition of Shares” below.

Sale, Exchange or Other Taxable Disposition of Shares

Subject to the discussion below under “—Additional Withholding Tax,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on a sale, exchange or other taxable disposition of shares, unless:

•	the non-U.S. holder is an individual present in the United States for 183 days or more during the taxable year of that disposition and certain other conditions are met;

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

•

we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period in our shares; or

•	the non-U.S. holder does not qualify for an exemption from backup withholding, as discussed in “—Information Reporting and Backup Withholding” below.

An individual non-U.S. holder described in the first bullet point above will be taxed on his or her gains from the sale, exchange or other taxable disposition of shares at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of such non-U.S. holder provided that such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. holders that recognize gain from the sale, exchange or other taxable disposition of shares described in the second bullet point above will be subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States, and in the case of corporate non-U.S. holders, the branch profits tax discussed above also may apply.

A USRPHC is a domestic corporation the fair market value of whose “United States real property interests,” or USRPIs, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. A substantial portion of our assets consist of USRPIs. In the event that we are or become a USRPHC at any time during the applicable period described above, then, in the case of any disposition of shares by the non-U.S. holder, the purchaser may be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Non-U.S. holders subject to U.S. federal income tax will also be subject to certain U.S. filing and reporting requirements. Such income tax and such withholding will not apply unless such non-U.S. holder’s shares (including shares that are attributed to such holder under applicable attribution rules) represent more than 5% of the total fair market value of all of the shares at any time during the five-year period ending on the date of disposition of such shares by the non-U.S. holder, assuming that the shares are “regularly traded” on an established securities market within the meaning of applicable Treasury Regulations, which provide that a class of interests that is traded on an established securities market located in the United States is considered to be regularly traded for any calendar quarter during which it is regularly quoted by brokers or dealers making a market in these interests. We expect to satisfy this regularly traded exception, but this cannot be assured. Prospective investors should consult their own tax advisors regarding the application of the regularly traded exception.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends in respect of the shares paid to a non-U.S. holder unless such non-U.S. holder has provided the required certification that it is not a United States person and the payor does not have actual knowledge (or reason to know) that the non-U.S. holder is a United States person or such non-U.S. holder otherwise establishes an exemption from backup withholding. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed Form W-8BEN or otherwise establishes an exemption from backup withholding. Generally, information regarding the amount of distributions paid, the name and address of the recipient and the amount, if any, of tax withheld will be reported to the IRS and to the recipient even if no tax was required to be withheld. Copies of these information reports may also be made available under the provisions of an applicable treaty or other agreement to the tax authorities of the country in which the non-U.S. holder is a resident for purposes of such treaty or agreement.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of shares by a non-U.S. holder through a U.S. office of a broker unless such non-U.S. holder has provided the required certification that it is not a United States person and the payor does not have actual knowledge (or reason to know) that the holder is a United States person, or such non-U.S. holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of proceeds from the disposition of shares by a non-U.S. holder through the non-U.S. office of a broker, except that, in the case of a broker that is a United States person or has certain specified relationships or connections with the United States, information reporting will apply unless the broker has documentary evidence in its files that the holder is not a United States person and the broker does not have actual knowledge (or reason to know) that the holder is a United States person and certain other conditions are satisfied, or the holder otherwise establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the non-U.S. holder is a United States person.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Medicare Tax

An additional 3.8% unearned income Medicare contribution tax is imposed on the “net investment income” of certain holders who are individuals, estates or trusts. Among other items, “net investment income” would include dividends on and capital gains from the sale or other disposition of shares. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of shares.

Additional Withholding Tax

An additional withholding tax under provisions of the Code commonly referred to as FATCA will apply to certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution, and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements.

Withholding under FATCA will apply to payments of dividends on the shares made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of shares on or after January 1, 2017. Prospective purchasers of shares should consult their own tax advisors with respect to the tax consequences of these withholding provisions.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of the Code that may be relevant to a prospective purchaser of our shares. The discussion does not purport to deal with all aspects of ERISA or section 4975 of the Code that may be relevant to particular shareholders in light of their particular circumstances.

We base the foregoing discussion on current provisions of ERISA and the Code, existing ERISA and Code regulations, DOL administrative rulings, and reported judicial decisions. No assurance can be given that legislative, administrative or judicial changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes.

Fiduciary Requirements

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of ERISA (“ERISA Plan”) should consider carefully whether an investment in our shares is consistent with its fiduciary responsibilities under ERISA. In particular, the ERISA fiduciary responsibilities require an ERISA Plan’s investments to be (1) prudent and in the best interests of the ERISA Plan, its participants and its beneficiaries, (2) diversified in order to minimize the risk of large losses, unless it is clearly prudent not to do so and (3) authorized under the terms of the ERISA Plan’s governing documents (provided the documents are consistent with ERISA). In determining whether an investment in our shares is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, diversification, cash flow and funding requirements of the ERISA Plan’s portfolio.

The fiduciary of an individual retirement account (“IRA”) or a governmental plan, church plan or plan that does not cover common-law employees that is not subject to Title I of ERISA (“Non-ERISA Plan”) may only make investments that are authorized by the appropriate governing documents and under applicable law and the Code.

Prohibited Transaction Issues

Fiduciaries of ERISA Plans and fiduciaries or other persons making the investment decision for an IRA or Non-ERISA Plan should consider the application of the prohibited transaction provisions of ERISA and the Code in making their investment decision. Under the prohibited transaction rules, an ERISA Plan, IRA and Non-ERISA Plan are prohibited from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of section 4975 of the Code, unless an exemption is available. A “party in interest” or “disqualified person” with respect to an ERISA Plan or an IRA or Non-ERISA Plan who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his beneficiary), the IRA will lose its tax-exempt status and its assets will be deemed to have been distributed to such individual in a taxable distribution (and no excise tax will be imposed) on account of the prohibited transaction. In addition, a fiduciary who permits an ERISA Plan to engage in a transaction that the fiduciary knows or should know is a prohibited transaction may be liable to the ERISA Plan for any loss the ERISA Plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.

Plan Asset Issues

Certain rules apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the equity interests in the entity is an ERISA Plan or an IRA or a Non-ERISA Plan subject to section 4975 of the Code. An ERISA Plan fiduciary should consider the relevance of the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code with respect to ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets” and ERISA’s imposition of co-fiduciary liability with respect to a fiduciary who participates in, permits (by action or inaction) the occurrence of or fails to remedy a known breach by another fiduciary.

Regulations of the U.S. Department of Labor (“DOL”) defining “plan assets,” known as the “Plan Asset Regulations,” generally provide that when an ERISA Plan or a Non-ERISA Plan or an IRA acquires a security that is an equity interest in an entity and the security is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA or Non-ERISA Plan’s or the IRA’s assets include both the equity interest and an undivided interest in each of the underlying assets of the issuer of such equity interest, unless one or more exceptions specified in the Plan Asset Regulations are satisfied.

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is “freely transferable,” part of a class of securities that is “widely held,” and either (a) is sold to the ERISA Plan, IRA or Non-ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred or (b) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances.

We anticipate that our shares to be sold in this offering will meet the criteria of publicly offered securities under the Plan Asset Regulations, although no assurances can be given in this regard. The underwriters expect (although no assurance can be given) that our shares will be (1) held beneficially by more than 100 independent persons at the conclusion of the offering and thus widely held, (2) freely transferable as no restrictions will be imposed on the transfer of our shares and (3) sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933. As a result, we anticipate that our shares will be timely registered under the Exchange Act.

Governmental plans, certain church plans and non-U.S. plans, while not subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or section 4975 of the Code, may nevertheless be subject to other federal, state, local, non-U.S. or other laws that are substantially similar to the foregoing provisions of ERISA or the Code (“Similar Laws”). Such Similar Laws may be relevant to a prospective purchaser of our shares.

Careful Consideration of ERISA and Code Issues Is Recommended

The foregoing discussion is not intended as a substitute for careful consideration of issues under ERISA and the Code which may be relevant to a person purchasing our shares with “plan assets.” The ERISA and prohibited transaction provisions and regulations applicable to persons investing “plan assets” are complex and are subject to varying interpretations. Moreover, the effect of such laws and regulations and the potential availability of exemptions thereto will vary with the particular circumstances of each prospective holder and in reviewing this prospectus these matters should be considered. Each fiduciary or other person considering the purchase of our shares on behalf of, or with the assets of, any ERISA plan, IRA, Non-ERISA Plan or Non-U.S. Plan is advised to consult with its legal advisor concerning the matters described above regarding issues under ERISA, section 4975 of the Code and Similar Laws.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	11,757,797
Morgan Stanley & Co. LLC.	11,757,797
Credit Suisse Securities (USA) LLC	2,219,450
RBC Capital Markets, LLC	2,219,450
Barclays Capital Inc.	1,387,156
Citigroup Global Markets Inc.	1,387,156
J.P. Morgan Securities LLC	1,387,156
SG Americas Securities, LLC	1,387,156
Banca IMI S.p.A.	416,147
HSBC Securities (USA) Inc.	416,147
Mitsubishi UFJ Securities (USA), Inc.	416,147
Mizuho Securities USA Inc.	416,147
Scotia Capital (USA) Inc.	416,147
SMBC Nikko Securities America, Inc.	416,147

Total	36,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 5,400,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$1.175	$1.175
Total	$42,300,000	$48,645,000

We also have agreed to reimburse the underwriters for up to $10,000 of fees and expenses of counsel related to the review by the FINRA of the terms of sale of the shares offered hereby.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.63 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and Cheniere have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares or securities convertible into or exchangeable for shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. Please read “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been authorized to list the shares on the NYSE MKT under the symbol “CQH.” In order to meet one of the requirements for listing the shares on the NYSE MKT, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE MKT, in the over-the-counter market or otherwise.

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $9.0 million.

We and Cheniere have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Additionally, we anticipate paying Petrie Partners Securities, LLC a fee of approximately $3.0 million for advisory services in connection with the offering (if the underwriters exercise their option to purchase additional common shares in full, this fee will increase to approximately $3.5 million). Petrie Partners Securities, LLC is not acting as an underwriter in this offering.

VALIDITY OF THE SHARES

The validity of the shares will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with the shares offered hereby will be passed upon for the underwriters by Vinson & Elkins LLP, Houston, Texas.

EXPERTS

The financial statements of Cheniere Energy Partners, L.P. at December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012 (including the schedule appearing therein), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Cheniere Energy Partners LP Holdings, LLC at July 29, 2013 appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the shares. This prospectus does not contain all of the information found in the registration statement. For further information regarding us, Cheniere Partners and the shares offered by this prospectus, you may desire to review the full registration statement, including its exhibits, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at www.chenierepartnersholdings.com and will be activated promptly following the closing of this offering. We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

We intend to furnish or make available to our shareholders annual reports containing our audited financial statements and furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year. We also intend to furnish or make available to our shareholders annual reports containing the audited financial statements of Cheniere Partners and furnish or make available to our shareholders quarterly reports containing the unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year for Cheniere Partners.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical facts, included herein or incorporated herein by reference are “forward-looking statements.” Included among “forward-looking statements” are, among other things:

•	statements regarding our ability to pay distributions to our shareholders;

•	statements regarding Cheniere Partners’ ability to pay distributions to its unitholders;

•	statements regarding Cheniere Partners’ expected receipt of cash distributions from Sabine Pass LNG, Sabine Pass Liquefaction or CTPL;

•	statements regarding our anticipated tax rates and operating expenses;

•

statements regarding future levels of domestic and international natural gas production, supply or consumption or future levels of LNG imports into or exports from North America and other countries worldwide, regardless of the source of such information, or the transportation or demand for and prices related to natural gas, LNG or other hydrocarbon products;

•	statements regarding any financing transactions or arrangements, or ability to enter into such transactions;

•

statements relating to the construction of Cheniere Partners’ Trains, including statements concerning the engagement of any EPC contractor or other contractor and the anticipated terms and provisions of any agreement with any EPC or other contractor, and anticipated costs related thereto;

•

statements regarding any agreement to be entered into or performed substantially in the future, including any revenues anticipated to be received and the anticipated timing thereof, and statements regarding the amounts of total LNG regasification, liquefaction or storage capacities that are, or may become subject to contracts;

•	statements regarding counterparties to Cheniere Partners’ commercial contracts, construction contracts and other contracts;

•	statements regarding Cheniere Partners’ planned construction of additional Trains, including the financing of such Trains;

•	statements that Cheniere Partners’ Trains, when completed, will have certain characteristics, including amounts of liquefaction capacities;

•

statements regarding legislative, governmental, regulatory, administrative or other public body actions, approvals, requirements, permits, applications, filings, investigations, proceedings or decisions;

•	statements regarding Cheniere Partners’ anticipated LNG and natural gas marketing activities; and

•	any other statements that relate to non-historical or future information.

All of these types of statements, other than statements of historical fact, are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology. The forward-looking statements contained in this prospectus are largely based on our and Cheniere Partners’ expectations, which reflect estimates and assumptions made by management of the respective entities. These estimates and assumptions reflect our and Cheniere Partners’ best judgment based on currently known market conditions and other factors. Although we and Cheniere

Partners believe that such estimates are reasonable, they are inherently uncertain and involve a number of risks and uncertainties beyond our control. In addition, assumptions may prove to be inaccurate. We caution that the forward-looking statements contained in this prospectus are not guarantees of future performance and that such statements may not be realized or the forward-looking statements or events may not occur. Actual results may differ materially from those anticipated or implied in forward-looking statements due to factors described in this prospectus and in the reports and other information that we file with the SEC. These forward-looking statements speak only as of the date made, and other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

Effective with the closing of this offering, Cheniere Energy Partners LP Holdings, LLC’s (“Cheniere Holdings,” “we,” “us,” or “our”) only assets will be the following equity interests in Cheniere Energy Partners, L.P. (“Cheniere Partners”): 11,963,488 Cheniere Partners Common Units (the “Common Units”), 45,333,334 Cheniere Partners Class B Units (the “Class B Units”) and 135,383,831 Cheniere Partners Subordinated Units (the “Subordinated Units” and together with the Common Units and the Class B Units, the “Cheniere Partners Units”), as well as a non-economic voting interest in Cheniere GP Holding Company, LLC (“GP Holdco”).

The pro forma adjustments have been prepared as if the transaction occurred on September 30, 2013, in the case of the unaudited pro forma balance sheet, as of January 1, 2012, in the case of the unaudited pro forma statements of operations for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively. Cheniere Holdings’ ownership of Cheniere Partners Units will be presented using the equity method of accounting. Please read “Note 1—BASIS OF PRESENTATION” in the accompanying notes to pro forma financial statements for a further explanation of the offering.

Cheniere Holdings’ unaudited pro forma financial statements and accompanying notes should be read together with the historical financial statements of Cheniere Partners included elsewhere in this prospectus. The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering as currently contemplated and that the pro forma adjustments give appropriate effect to the assumptions made and are properly applied in the pro forma financial statements.

The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Cheniere Holdings had the offering been effected and the closing actually been completed as of the dates indicated. Moreover, they do not project Cheniere Holdings’ financial position or results of operations for any future date or period.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

PRO FORMA BALANCE SHEET (Unaudited)

September 30, 2013

(in thousands, except unit data)

	Cheniere Energy Partners LP Holdings, LLC	Offering and Related Financing Transaction Adjustments					Pro Forma Cheniere Energy Partners, LP Holdings, LLC
		A	B	C	D	E
(in thousands)
ASSETS
Current assets
Cash and cash equivalents	$—	$—	$720,000	$(51,828)	$(259,761)	$(408,411)	$—
Restricted cash and cash equivalents	—	—	—	—	—	—	—
Accounts and interest receivable	—	—	—	—	—	—	—
Accounts receivable—affiliate	—	—	—	—	—	—	—
Advances to affiliates	—	—	—	—	—	—	—
LNG inventory	—	—	—	—	—	—	—
LNG inventory—affiliate	—	—	—	—	—	—	—
Prepaid expenses and other	—	—	—	—	—	—	—

Total current assets	—	—	720,000	(51,828)	(259,761)	(408,411)	—

Investment in Cheniere Energy Partners, L.P.	—	—	—	—	—	—	—
Non-current restricted cash and cash equivalents	—	—	—	—	—	—	—
Property, plant and equipment, net	—	—	—	—	—	—	—
Debt issuance costs, net	—	—	—	—	—	—	—
Non-current derivative assets	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—

Total assets	$—	$—	$720,000	$(51,828)	$(259,761)	$(408,411)	$—

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities
Accounts payable	$—	$—	$—	$—	$—	$—	$—
Accounts payable—affiliate	—	110,006	—	—	(110,006)	—	—
Accrued liabilities	—	—	—	—	—	—	—
Accrued liabilities—affiliate	—	—	—	—	—	—	—
Deferred revenue	—	—	—	—	—	—	—
Deferred revenue—affiliate	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—

Total current liabilities	—	110,006	—	—	(110,006)	—	—

Long-term debt—affiliate	—	149,755	—	—	(149,755)	—	—
Long-term debt, net of discount	—	—	—	—	—	—	—
Deferred revenue	—	—	—	—	—	—	—
Deferred revenue—affiliate	—	—	—	—	—	—	—
Other non-current liabilities	—	—	—	—	—	—	—
Commitments and contingencies
Equity
Common shares	—	(259,761)	720,000	(51,828)	—	(408,411)	—
Common unitholders’ interest (57.1 million units issued and outstanding at September 30, 2013)	—	—	—	—	—	—	—
Class B unitholders’ interest (145.3 million units issued and outstanding at September 30, 2013)	—	—	—	—	—	—	—
Subordinated unitholder’s interest (135.4 million units issued and outstanding at September 30, 2013)	—	—	—	—	—	—	—
General Partner’s interest (2% interest with 6.9 million units issued and outstanding at September 30, 2013)	—	—	—	—	—	—	—

Total equity	—	(259,761)	720,000	(51,828)	—	(408,411)	—

Total liabilities and equity	$—	$—	$720,000	$(51,828)	$(259,761)	$(408,411)	$—

See accompanying notes to pro forma financial statements.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

PRO FORMA STATEMENT OF OPERATIONS (Unaudited)

Nine Months Ended September 30, 2013

(in thousands, except per unit data)

	Cheniere Energy Partners LP Holdings, LLC	Offering and Related Financing Transaction Adjustments		Pro Forma Cheniere Energy Partners LP Holdings, LLC
		F	G
Revenues
Revenues	$—	$—	$—	$—
Revenues—affiliate	—	—	—	—

Total revenues	—	—	—	—

Expenses
Operating and maintenance expense	—	—	—	—
Operating and maintenance expense—affiliate	—	—	—	—
Depreciation expense	—	—	—	—
Development expense	—	—	—	—
Development expense—affiliate	—	—	—	—
General and administrative expense	—	—	—	—
General and administrative expense—affiliate	—	—	750	750

Total expenses	—	—	750	750

Loss from operations	—	—	(750)	(750)

Other income (expense)
Equity loss from investment in Cheniere Energy Partners, L.P.	—	(188,775)	—	(188,775)
Interest expense, net	—	—	—	—
Loss on early extinguishment of debt	—	—	—	—
Derivative gain, net	—	—	—	—
Other	—	—	—	—

Total other expense	—	(188,775)	—	(188,775)

Net loss	$—	$(188,775)	$(750)	$(189,525)

Basic and diluted net income per share				$(0.82)

Number of shares issued and outstanding at initial public offering				231,700

See accompanying notes to pro forma financial statements.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

PRO FORMA STATEMENT OF OPERATIONS (Unaudited)

Year Ended December 31, 2012

(in thousands, except unit data)

	Cheniere Energy Partners LP Holdings, LLC	Offering and Related Financing Transaction Adjustments		Pro Forma Cheniere Energy Partners LP Holdings, LLC
		H	I
Revenues
Revenues	$—	$—	$—	$—
Revenues—affiliate	—	—	—	—

Total revenues	—	—	—	—

Expenses
Operating and maintenance expense	—	—	—	—
Operating and maintenance expense—affiliate	—	—	—	—
Depreciation expense	—	—	—	—
Development expense	—	—	—	—
Development expense—affiliate	—	—	—	—
General and administrative expense	—	—	—	—
General and administrative expense—affiliate	—	—	1,000	1,000

Total expenses	—	—	1,000	1,000

Income (loss) from operations	—	—	(1,000)	(1,000)

Other income (expense)
Equity loss from investment in Cheniere Energy Partners, L.P.	—	(479,662)	—	(479,662)
Interest expense, net	—	—	—	—
Loss on early extinguishment of debt	—	—	—	—
Derivative gain, net	—	—	—	—
Other	—	—	—	—

Total other expense	—	(479,662)	—	(479,662)

Net loss	$—	$(479,662)	$(1,000)	$(480,662)

Basic and diluted net income per share				$(2.07)

Number of shares issued and outstanding at initial public offering				231,700

See accompanying notes to pro forma financial statements.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited)

NOTE 1—BASIS OF PRESENTATION

The historical financial information is derived from the historical consolidated financial statements of Cheniere Partners. Cheniere Partners is a Delaware limited partnership formed by Cheniere Energy, Inc. (“Cheniere”). Through its wholly owned subsidiary, Sabine Pass LNG, L.P., Cheniere Partners owns and operates the regasification facilities at the Sabine Pass LNG terminal located on the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast. The Sabine Pass LNG terminal includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with capacity of up to 265,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d. Approximately one-half of the LNG receiving capacity at the Sabine Pass LNG terminal is contracted to two multinational energy companies. Cheniere Partners is developing natural gas liquefaction facilities (“the Liquefaction Project”) at the Sabine Pass LNG terminal adjacent to the existing regasification facilities through a wholly owned subsidiary, Sabine Pass Liquefaction, LLC. Cheniere Partners also owns the 94-mile long Creole Trail Pipeline through a wholly owned subsidiary, Cheniere Creole Trail Pipeline, L.P.

The Cheniere Holdings unaudited pro forma financial statements reflect the following transactions to be consummated prior to the closing of the initial public offering:

•

An internal restructuring by which Cheniere LNG, Inc. (“LNG Inc.”), a wholly owned subsidiary of Cheniere, will own equity interests in Cheniere Partners (11,963,488 Cheniere Partners common units (the “Common Units”), 45,333,334 Cheniere Partners Class B units (the “Class B Units”) and 135,383,831 Cheniere Partners subordinated units (the “Subordinated Units” and together with the Common Units and the Class B Units, the “Cheniere Partners units”)) and 100% of the limited liability company interests in CQH Holdings Company, which is the obligor under intercompany indebtedness and associated interest payable to Cheniere related to expenses associated with the Creole Trail Pipeline that were incurred prior to its acquisition by Cheniere Partners;

•	LNG Inc. will merge with and into Cheniere Holdings, with Cheniere Holdings surviving the merger and thereby acquiring all of the assets of LNG Inc.; and

•	Cheniere Holdings will obtain a non-economic voting interest in Cheniere GP Holding Company, LLC (“GP Holdco”).

In connection with the offering, the following transactions are anticipated to occur:

•	Cheniere Holdings anticipates selling shares raising approximately $668.2 million of net proceeds (based on selling 36.0 million shares at a price of $20.00);

•	the estimated net proceeds will be used by Cheniere Holdings to repay intercompany indebtedness and payables; and

•	with the remaining proceeds, Cheniere Holdings will make a distribution to Cheniere.

Upon completion of the offering, Cheniere Holdings anticipates incurring incremental general and administrative costs related to becoming a separate public entity (e.g., cost of tax return preparation, annual and quarterly reports to shareholders, investor relations, directors’ and officers’ insurance and registrar and transfer agent fees) at an annual rate of approximately $1.5 million. In addition, Cheniere Holdings will pay Cheniere an annual administrative fee of $1.0 million for the provision of general and administrative services for our benefit.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited)

NOTE 2—BASIS OF ACCOUNTING

Upon completion of the initial public offering of our shares, our results of operations will consist of our equity in earnings of Cheniere Partners. Our equity ownership in Cheniere Partners will consist of 11,963,488 common units, 45,333,334 Class B units and 135,383,831 subordinated units.

In addition to the Cheniere Partners units, we will also own a non-economic voting interest in GP Holdco. This non-economic voting interest in GP Holdco allows us to control the appointment of four of the eleven members to the board of directors of Cheniere Partners’ general partner to oversee the operations of Cheniere Partners. If Cheniere relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of our outstanding shares, our non-economic voting interest in GP Holdco would be extinguished and we would cease to control GP Holdco. Please read “Certain Relationships and Related Party Transactions—Our Relationship with Cheniere—Cheniere GP Holding Company, LLC.” Cheniere may, at any time and without our consent, relinquish the director voting share, which would cause our non-economic voting interest in GP Holdco to be extinguished. Because Cheniere may relinquish the director voting share at any time, and thus we have no variable interest in GP Holdco, we have determined that we cannot consolidate Cheniere Partners and must account for our investment in the Cheniere Partners units that we own using the equity method of accounting.

The equity method of accounting requires that our investment in Cheniere Partners be shown in the balance sheet as a single amount. Our initial investment in Cheniere Partners is recognized at cost, and this carrying amount is increased or decreased to recognize our share of income or loss of Cheniere Partners after the date of our initial investment in the Cheniere Partners units. Our share of Cheniere Partners’ income or loss is recognized in our statement of operations. Distributions received from Cheniere Partners reduce the carrying amount of our investment in Cheniere Partners. As a result of our historical negative investment in Cheniere Partners, we have suspended the use of the equity method for losses. On a pro forma basis, after giving effect to our equity ownership in Cheniere Partners as though we had acquired the Cheniere Partners units we owned as a result of a merger of entities under common control as of September 30, 2013, we have suspended losses of approximately $198 million. Additional equity method losses that we incur will be credited directly to the suspended loss account. We will recognize all distributions that we receive as a loss on our statement of operations and a corresponding entry will be made to the suspended loss account. Only when we have recovered all losses through future earnings will equity income be reported on the statement of operations.

NOTE 3—INCOME TAXES

Cheniere Holdings is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. We record deferred taxes for federal and state income taxes. We have a gross deferred tax liability as a result of the tax basis of our investment in Cheniere Partners being substantially less than our book basis. That deferred tax liability is fully offset by federal and state net operating loss (“NOL”) carryforwards generated primarily by our investment in Cheniere Partners. A valuation allowance equal to our federal and state net deferred tax asset balance has been established due to the uncertainty of realizing the tax benefits related to our federal and state net deferred tax assets.

Under the terms of the Tax Sharing Agreement, for each period in which we or any of our subsidiaries are consolidated or combined with Cheniere for purposes of any tax return, Cheniere will prepare a pro forma tax return for us as if we filed our own consolidated, combined or unitary return, except that such pro forma tax return will generally include current income, deductions, credits and losses from us and a deemed net operating loss carryforward amount. We will be required to reimburse Cheniere for any taxes shown on our pro forma tax returns. The initial deemed net

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited)

operating loss carryforward amount will equal the amount of our gross deferred tax liability for financial reporting purposes immediately prior to the consummation of this offering and will be increased by any current losses or credits that we recognize based on the pro forma tax returns and will be decreased by any amount we previously utilized on the pro forma tax returns, but in no event will the deemed net operating loss carryforward amount exceed Cheniere’s then available consolidated net operating loss carryforward.

Our taxable income or loss is included in the consolidated federal income tax return of Cheniere. Cheniere experienced an ownership change within the provisions of Internal Revenue Code (“IRC”) Section 382 in 2008, 2010 and 2012. An analysis of the annual limitation on the utilization of Cheniere’s NOLs was performed in accordance with IRC Section 382. It was determined that IRC Section 382 will not limit the use of these NOLs in full over the carryover period. Cheniere will continue to monitor trading activity in its shares which may cause an additional ownership change which could ultimately affect the ability to fully utilize these existing tax NOL carryforwards.

NOTE 4—PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

Pro Forma Balance Sheet as of September 30, 2013

(A)	Reflects the assumption of debt and negative equity by Cheniere Holdings as a result of the merger of entities under common control and the investment by Cheniere Holdings in the limited partner interest in Cheniere Partners, based on using equity method accounting. As of September 30, 2013, the investment would have been reduced to zero and Cheniere Holdings would have had approximately $198 million in suspended losses.

(B)	Reflects the estimated gross proceeds of $720 million (based on the price of $20.00 per share and 36.0 million shares) from the initial public offering.

(C)	Reflects the estimated underwriting ($42.3 million), advisory fees ($3.0 million) and other expenses of issuance and distribution ($6.5 million) paid by Cheniere Holdings out of the proceeds received in the initial public offering.

(D)	Reflects the repayment of intercompany payables and indebtedness from the proceeds of the initial public offering by Cheniere Holdings to Cheniere that was acquired in connection with the merger of LNG Inc.

(E)	Reflects the payment of a distribution to Cheniere with the remaining net proceeds (after payment of offering fees and extinguishing intercompany payables and indebtedness).

Pro Forma Statement of Operations for the nine months ended September 30, 2013

(F)	Reflects the losses incurred for purchasing $180.0 million in Class B units in Cheniere Partners in May 2013 and the allocation of the $24.9 million difference between the consideration and book difference related to the Creole Trail Pipeline transaction under common control (the “CTPL Common Control Adjustment”), offset by the receipt of $15.3 million in distributions from Cheniere Partners. The CTPL Common Control Adjustment and the purchase of additional units in Cheniere Partners are deemed a funding of prior losses that were suspended as our investment had been reduced below zero. As a result of being deemed to have funded prior losses, we have reflected the CTPL Common Control Adjustment and the purchase of the Class B units as an equity loss from our investment in Cheniere Partners.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited)

(G)	Reflects only the fixed fee portion that is payable to Cheniere for certain general and administrative expenses that would have been incurred by us during the period based on the terms of the Services Agreement we will enter into with Cheniere in connection with the closing of this offering.

Pro Forma Statement of Operations for the year ended December 31, 2012

(H)	Reflects the losses incurred for purchasing $500.0 million in Class B units in Cheniere Partners in 2012, offset by the receipt of $20.3 million in distributions from Cheniere Partners. The purchase of additional units in Cheniere Partners is deemed a funding of prior losses that were suspended as our investment had been reduced below zero. As a result of funding prior losses, we have reflected the purchase of the Class B units as an equity loss from our investment in Cheniere Partners.

(I)	Reflects only the fixed fee portion that is payable to Cheniere for certain general and administrative expenses that would have been incurred by us during the period based on the terms of the Services Agreement we will enter into with Cheniere in connection with the closing of this offering.

Pro Forma Net Income per share

Pro forma net income per share is determined by dividing pro forma net income by the number of shares expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of shares assumed to be outstanding was 231.7 million. All shares were assumed to have been outstanding since the beginning of each respective pro forma period. Basic and diluted pro forma net income per share are equivalent as there are no dilutive shares at the date of closing of the initial public offering of the shares of Cheniere Holdings.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member of

Cheniere Energy Partners LP Holdings, LLC

We have audited the accompanying balance sheet of Cheniere Energy Partners LP Holdings, LLC (the Company) as of July 29, 2013. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Cheniere Energy Partners LP Holdings, LLC as of July 29, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

August 5, 2013

Houston, Texas

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

BALANCE SHEETS

	September 30, 2013	July 29, 2013
(unaudited)
ASSETS
Cash and cash equivalents	$—	$—

Total assets	$—	$—

OWNERS’ EQUITY
Owners’ equity
Shares; unlimited shares authorized; 1,000 shares issued and outstanding	$1,000	$1,000
Director share; 1 share issued and outstanding	—	—
Subscription receivable	(1,000)	(1,000)

Total owners’ equity	—	—

Total liabilities and owners’ equity	$—	$—

The accompanying notes are an integral part of the balance sheets.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

NOTES TO BALANCE SHEETS

NOTE 1—FORMATION AND OWNERSHIP

Cheniere Energy Partners LP Holdings, LLC (“Cheniere Holdings,” “we,” “us” or “our”) is a Delaware limited liability company formed on July 29, 2013, under the Delaware Limited Liability Company Act. No owner of Cheniere Holdings shall be liable for Cheniere Holdings’ debts, liabilities, or obligations beyond such owners’ capital contribution. Upon the consummation of a proposed initial public offering, we will own a 55.9% limited partner interest in Cheniere Energy Partners, L.P. (“Cheniere Partners”).

NOTE 2—BASIS OF PRESENTATION

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Management has made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates. Statements of operations, equity and cash flows have not been presented because there has been no activity since our formation.

NOTE 3—CAPITALIZATION

Cheniere Holdings’ authorized capital structure consists of common shares and a director voting share, 100% of which are currently held by Cheniere Energy, Inc. (“Cheniere”). Cheniere Holdings had no assets and has not conducted any material activities other than those incidental to its formation. At July 29, 2013 and September 30, 2013, Cheniere Holdings’ initial capitalization was unpaid and has been presented as “Subscription receivable” in the owners’ equity section of the balance sheets. Expenses incurred in connection with the proposed initial public offering have been recorded and funded by a wholly owned subsidiary of Cheniere Energy, Inc. As of September 30, 2013, these expenses are not the obligation of and have not been recorded by Cheniere Holdings.

NOTE 4—BUSINESS

Cheniere Holdings proposes to file a registration statement with respect to an initial public offering of its shares. At no time after Cheniere Holdings’ formation and prior to the public offering has Cheniere Holdings had or does it expect to have any operations. After the public offering, Cheniere Holdings’ general purpose is to own Cheniere Partners units and designate members of the board of directors of Cheniere GP Holding Company, LLC to oversee the operations of Cheniere Partners’ general partner and Cheniere Partners and it expects to have no assets or operations other than those related to its interest in Cheniere Partners. Cheniere does not currently intend to allow us to sell additional shares in any transaction that would result in Cheniere owning less than 80% of our outstanding shares, nor does Cheniere currently intend to sell or otherwise dispose of the shares in us that it owns other than those that may be redeemed upon exercise of the underwriters’ option to purchase additional shares.

Cheniere has agreed to provide us certain general and administrative services to be agreed upon by us and Cheniere, including, for so long as Cheniere owns greater than 25% of our outstanding shares and the director voting share, the services of our chief executive officer and chief financial officer. We will pay Cheniere a fixed fee for providing these services. In addition, we will pay directly for, or reimburse Cheniere for, certain third-party expenses, including any fees that Cheniere incurs on our behalf for financial, legal, accounting, tax advisory and financial advisory services, along with any other expenses incurred in connection with the initial public offering or incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to holders of our shares, tax returns and Form 1099-DIV preparation and distribution, NYSE MKT listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. Finally, Cheniere has granted us a license to utilize its trademarks for so long as we hold Cheniere Partners units.

NOTE 5—INCOME TAX

Cheniere Holdings is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Member of

Cheniere Energy Partners LP Holdings, LLC

We have audited the accompanying consolidated balance sheets of Cheniere Energy Partners, L.P. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, partners’ and owners’ capital (deficit), and cash flows for each of the two years in the period ended December 31, 2012. Our audits also included the financial statement schedule of condensed financial information of registrant listed in the Index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cheniere Energy Partners, L.P. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Houston, Texas

August 5, 2013

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit data)

	September 30,	December 31,
	2013	2012(1)	2011(1)
	(unaudited)
Current assets
Cash and cash equivalents	$339,895	$419,292	$81,415
Restricted cash and cash equivalents	210,076	92,519	13,732
Accounts and interest receivable	21,214	44	525
Advances to affiliate	25,737	4,987	692
LNG inventory	14,158	2,625	473
Prepaid expenses and other	7,884	7,084	8,308
Other—affiliate	4,255	6,572	4,744

Total current assets	623,219	533,123	109,889
Non-current restricted cash and cash equivalents	828,360	272,425	82,394
Property, plant and equipment, net	5,642,872	3,219,592	2,044,020
Debt issuance costs, net	340,856	220,949	17,622
Non-current derivative assets	64,309	—	—
Advances under long-term contracts	12,528	—	—
Other	58,574	19,698	14,065

Total assets	$7,570,718	$4,265,787	$2,267,990

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities
Accounts payable	$4,739	$73,760	$704
Accrued liabilities	141,788	47,848	16,942
Due to affiliates	52,474	7,562	4,956
Deferred revenue	26,585	26,540	26,629
Other	8,292	126	2,760

Total current liabilities	233,878	155,836	51,991
Long-term debt, net of discount	5,574,195	2,167,113	2,192,418
Deferred revenue	18,500	21,500	25,500
Deferred revenue—affiliate	17,173	14,720	12,266
Non-current derivative liabilities	—	26,424	—
Other non-current liabilities	1,209	216	226
Commitments and contingencies
Partners’ equity
Creole Trail Pipeline Business equity	—	517,170	530,608
Common unitholders’ interest (57.1 million units and 39.5 million units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	754,551	448,412	(52,774)
Class B unitholders’ interest (145.3 million units and 133.3 million units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	(38,216)	(37,342)	—
Subordinated unitholders’ interest (135.4 million units issued and outstanding at September 30, 2013 and December 31, 2012)	975,124	949,482	(479,197)
General partner’s interest (2% interest with 6.9 million units and 6.3 million units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	34,304	29,496	(13,048)
Accumulated other comprehensive loss	—	(27,240)	—

Total partners’ equity	1,725,763	1,879,978	(14,411)

Total liabilities and partners’ equity	$7,570,718	$4,265,787	$2,267,990

(1)	Retrospectively adjusted as described in Note 1.

See accompanying notes to consolidated financial statements.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per unit data)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012(1)	2012(1)	2011(1)
	(unaudited)
Revenues
Revenues	$199,052	$190,160	$256,361	$269,233
Revenues—affiliate	2,140	6,973	8,137	14,655

Total revenues	201,192	197,133	264,498	283,888

Expenses
Operating and maintenance expense	52,751	20,063	36,292	22,652
Operating and maintenance expense—affiliate	23,534	14,486	18,540	13,719
Depreciation expense	43,150	43,135	57,788	57,883
Development expense	8,157	35,369	37,559	32,448
Development expense—affiliate	1,195	2,365	2,677	4,025
General and administrative expense	8,521	9,235	12,316	7,754
General and administrative expense—affiliate	101,998	48,745	61,081	23,322

Total expenses	239,306	173,398	226,253	161,803

Income from operations	(38,114)	23,735	38,245	122,085

Other income (expense)
Interest expense, net	(134,806)	(130,554)	(171,646)	(173,590)
Loss on early extinguishment of debt	(80,510)	—	(42,587)	—
Derivative gain (loss), net	55,706	(288)	58	(2,251)
Other	873	289	499	196

Total other expense	(158,737)	(130,553)	(213,676)	(175,645)

Net loss	$(196,851)	$(106,818)	$(175,431)	$(53,560)

Net loss attributable to Creole Trail Pipeline Business	$(18,150)	$(20,203)	$(25,295)	$(22,541)
Let loss attributable to partners	(178,701)	(86,615)	(150,136)	(31,019)

Basic and diluted net income (loss) per common unit (2)	$(0.01)	$0.36	$0.27	$1.23

Weighted average number of common units outstanding used for basic and diluted net income per common unit calculation	53,277	31,449	33,470	27,910

(1)	Retrospectively adjusted as described in Note 1.
(2)	See Note 17 for basic and diluted net income (loss) per common unit that includes pre-acquisition date net losses of the Creole Trail Pipeline Business.

See accompanying notes to consolidated financial statements.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012(1)	2012(1)	2011(1)
	(unaudited)
Net loss	(196,851)	(106,818)	$(175,431)	$(53,560)
Other comprehensive loss
Interest rate cash flow hedges
Loss on settlements retained in other comprehensive income	(30)	—	(136)	—
Change in fair value of interest rate cash flow hedges	21,297	(29,676)	(27,104)	—
Losses reclassified into earnings as a result of a discontinuance of cash flow hedge accounting	5,973	—	—	—

Total other comprehensive income (loss)	27,240	(29,676)	(27,240)	—

Comprehensive loss	$(169,611)	$(136,494)	$(202,671)	$(53,560)

(1)	Retrospectively adjusted as described in Note 1.

See accompanying notes to consolidated financial statements.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF PARTNERS’ AND OWNERS’ CAPITAL (DEFICIT)

(in thousands)

	Common Unitholders’ Interest		Class B Unitholders’ Interest		Subordinated Unitholders’ Interest		General Partner’s Interest		Accumulated Other Comprehensive Loss	Creole Trail Pipeline Business Equity	Total Partners’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance, December 31, 2010(1)	26,416	$(69,191)	—	$—	135,384	$(453,896)	3,302	$(12,921)	$—	$545,483	$9,475
Net loss	—	(5,098)	—	—	—	(25,301)	—	(620)	—	(22,541)	(53,560)
Contributions to Creole Trail Pipeline Business from Cheniere, net	—	—	—	—	—	—	—	—	—	7,666	7,666
Sale of common and general partner units	4,587	68,701	—	—	—	—	94	1,456	—	—	70,157
Distributions	—	(47,186)	—	—	—	—	—	(963)	—	—	(48,149)

Balance, December 31, 2011(1)	31,003	(52,774)	—	—	135,384	(479,197)	3,396	(13,048)	—	530,608	(14,411)
Net loss	—	(28,351)	—	—	—	(114,678)	—	(7,107)	—	(25,295)	(175,431)
Contributions to Creole Trail Pipeline Business from Cheniere, net	—	—	—	—	—	—	—	—	—	11,857	11,857
Sale of common and general partner units	8,485	204,878	—	—	—	—	2,894	45,144	—	—	250,022
Distributions		(56,665)	—	—	—	—	—	(1,156)	—	—	(57,821)
Non-cash contributions	—	—	—	—	—	—	—	5,663	—	—	5,663
Interest rate cash flow hedges	—	—	—	—	—	—	—	—	(27,240)	—	(27,240)
Sale of Class B units	—	—	133,333	1,887,339	—	—	—	—	—	—	1,887,339
Beneficial conversion feature of Class B units	—	386,473	—	(1,950,000)	—	1,563,527	—	—	—	—	—
Amortization of beneficial conversion feature of Class B units	—	(5,149)	—	25,319		(20,170)	—	—	—	—	—

Balance at December 31, 2012(1)	39,488	448,412	133,333	(37,342)	135,384	949,482	6,290	29,496	(27,240)	517,170	1,879,978

Net loss (unaudited)	—	(48,741)	—	—	—	(123,855)	—	(6,105)	—	(18,150)	(196,851)
Contributions to Creole Trail Pipeline Business from Cheniere, net (unaudited)	—	—	—	—	—	—	—	—	—	20,896	20,896
Acquisition of Creole Trail Pipeline Business (unaudited)	—	—	—	—	—	—	—	—	—	(519,916)	(519,916)
Excess of acquired assets over the purchase price (unaudited)	—	2,022	—	—	—	22,880	—	1,124	—	—	26,026
Issuance of Class B units associated with acquisition of Creole Trail Pipeline Business (unaudited)	—	—	12,000	179,126	—	—	—	—	—	—	179,126
Sale of common and general partner units (unaudited)	17,590	364,775	—	—	—	—	604	11,122	—	—	375,897
Distributions (unaudited)	—	(65,300)	—	—	—	—	—	(1,333)	—	—	(66,633)
Interest rate cash flow hedges (unaudited)	—	—	—	—	—	—	—	—	27,240	—	27,240
Beneficial conversion feature of Class B units (unaudited)	—	53,383	—	(180,000)	—	126,617	—	—	—	—	—

Balance at September 30, 2013 (unaudited)	57,078	$754,551	145,333	$(38,216)	135,384	$975,124	6,894	$34,304	$—	$—	$1,725,763

(1)	Retrospectively adjusted as described in Note 1.

See accompanying notes to consolidated financial statements.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(196,851)	(106,818)	$(175,431)	$(53,560)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	43,150	43,135	57,498	57,883
Use of restricted cash and cash equivalents for certain operating activities	147,982	36,676	78,714	—
Release of (investment in) restricted cash and cash equivalents	(35,627)	(41,197)	(3,654)	—
Non-cash LNG inventory write-downs	27,851	9,237	9,393	392
Non-cash LNG inventory—affiliate write-downs	—	527	11,025	10,600
Amortization of debt discount	5,208	3,521	4,695	4,695
Amortization of debt issuance costs	3,383	8,373	4,362	4,382
Non-cash derivative (gain) loss, net	(55,049)	300	(619)	(195)
Loss on early extinguishment of debt	80,510	—	1,470	—
Other	705	3,209	3,496	—
Changes in operating assets and liabilities:
Accounts and interest receivable	(21,171)	(24,619)	481	866
Accounts receivable—affiliate	(1,614)	(855)	(1,690)	337
Accounts payable and accrued liabilities	38,655	41,463	2,214	(1,148)
Due to affiliates	33,556	29,218	2,425	(1,789)
Deferred revenue	(2,955)	(3,104)	(4,089)	(3,964)
Advances to affiliate	(20,281)	(3,627)	(4,764)	2,851
LNG inventory	(33,248)	(9,519)	(11,545)	347
LNG inventory—affiliate	—	—	(11,076)	(14,969)
Other	(34,376)	(4,003)	(646)	112
Other—affiliate	4,081	3,143	—	—

Net cash provided by (used in) operating activities	(16,091)	(14,940)	(37,741)	6,840

Cash flows from investing activities
LNG terminal costs, net	(2,449,360)	(876,593)	(1,118,787)	(7,394)
Use of restricted cash and cash equivalents for the acquisition of property, plant and equipment	2,457,823	887,902	1,114,742	—
Purchase of Creole Trail Pipeline Business, net	(313,892)	—	—	—
Advances under long-term contracts	(12,528)	(15,009)	(740)	(1,054)
Other	(5,120)	(2,382)

Net cash used in investing activities	(323,077)	(6,082)	(4,785)	(8,448)

Cash flows from financing activities
Proceeds from Sabine Pass Liquefaction Senior Notes, net	3,012,500	—	—	—
Proceeds from 2020 Notes	—	—	420,000	—
Proceeds from CTPL Credit Facility, net	391,978	—	—	—
Proceeds from 2013 Liquefaction Credit Facility	100,000		—	—
Proceeds from sale of partnership common and general partner units, net	375,897	240,114	250,022	70,157
Proceeds from sale of Class B units	—	1,387,560	1,887,342	—
Contributions to Creole Trail Pipeline Business from Cheniere, net	20,896	9,608	11,857	7,666
Investment in restricted cash and cash equivalents	(3,243,670)	(1,177,753)	(1,458,619)	—
Repayment of 2013 Notes	—	—	(550,000)	—
Debt issuance and deferred financing costs	(231,198)	(210,126)	(222,378)	—
Proceeds from (repayment of) 2012 Liquefaction Credit Facility	(100,000)	100,000	100,000	—
Distributions to owners	(66,632)	(40,696)	(57,821)	(48,149)

Net cash provided by financing activities	259,771	308,707	380,403	29,674

Net increase (decrease) in cash and cash equivalents	(79,397)	287,685	337,877	28,066
Cash and cash equivalents—beginning of period	419,292	81,415	81,415	53,349

Cash and cash equivalents—end of period	$339,895	$369,100	$419,292	$81,415

(1)	Retrospectively adjusted as described in Note 1.

See accompanying notes to consolidated financial statements.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

Cheniere Energy Partners, L.P. (“Cheniere Partners”) is a publicly-traded Delaware limited partnership formed on November 21, 2006. As of September 30, 2013 and December 31, 2012, Cheniere Energy, Inc. (“Cheniere”) owned 57.9% and 59.5%, respectively, of the limited partnership through its wholly owned subsidiaries, Cheniere LNG Holdings, LLC (“Holdings”), Cheniere Common Units Holding, LLC (“Cheniere Common Units Holding”), Cheniere Subsidiary Holdings, LLC (“Subsidiary Holdings”) and Cheniere Energy Partners GP, LLC (“Cheniere GP”). Cheniere Partners was formed to own and operate the Sabine Pass liquefied natural gas (“LNG”) terminal located on the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast. The Sabine Pass LNG terminal has regasification facilities owned by our wholly owned subsidiary, Sabine Pass LNG, L.P. (“Sabine Pass LNG”), that includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with capacity of up to 265,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d. Approximately one-half of the LNG receiving capacity at the Sabine Pass LNG terminal is contracted to two multinational energy companies.

We are developing natural gas liquefaction facilities (the “Liquefaction Project”) at the Sabine Pass LNG terminal adjacent to the existing regasification facilities through a wholly owned subsidiary, Sabine Pass Liquefaction, LLC (“Sabine Pass Liquefaction”). We plan to construct up to six natural gas liquefaction trains (each, a “Train”), which are in various stages of development. Each Train is expected to have a nominal production capacity of approximately 4.5 million tonnes per annum (“mtpa”).

Unless the context requires otherwise, references to “Cheniere Partners”, “we”, “us” and “our” refer to Cheniere Partners and its subsidiaries.

In May 2013, we completed the acquisition of Cheniere’s ownership interests in Cheniere Creole Trail Pipeline, L.P. (“CTPL”) and Cheniere Pipeline GP Interests, LLC (collectively, “the Creole Trail Pipeline Business”), thereby providing us with ownership of a 94-mile pipeline interconnecting the Sabine Pass LNG terminal with a number of large interstate pipelines (the “Creole Trail Pipeline”). We acquired the Creole Trail Pipeline Business for $480.0 million and reimbursed Cheniere $13.9 million for certain expenditures incurred prior to the closing date. Concurrent with the Creole Trail Pipeline Business acquisition closing, we issued 12.0 million Class B units to Cheniere aggregate consideration of $180.0 million pursuant to a unit purchase agreement with Cheniere Class B Units Holdings, LLC, a wholly owned subsidiary of Cheniere. As a result of the two transactions, we paid Cheniere net cash of $313.9 million.

These consolidated financial statements include our accounts and the assets, liabilities and operations of the Creole Trail Pipeline Business. The effect of including the prior results of the Creole Trail Pipeline Business is reported as Net loss attributable to Creole Trail Pipeline Business in our Consolidated Statement of Operations and Creole Trail Pipeline Business equity in our Consolidated Balance Sheets and Consolidated Statements of Partners’ and Owners’ Equity. This purchase has been accounted for as a transfer of net assets between entities under common control.

We recognize transfers of net assets between entities under common control at Cheniere’s historical basis in the net assets sold. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

retroactively adjusted to furnish comparative information. The difference between the purchase price and Cheniere’s basis in the net assets sold, if any, is recognized as an adjustment to partners’ equity.

Subsequent to the Creole Trail Pipeline Business acquisition, we control CTPL’s operating and financial decisions and policies and have consolidated CTPL in our financial statements. Our consolidated financial statements and all other financial information included in this report have been retrospectively adjusted to assume that our acquisition of the Creole Trail Pipeline Business from Cheniere had occurred at the date when the Creole Trail Pipeline Business met the accounting requirements for entities under common control (the date of our inception since both we and the Creole Trail Pipeline Business were formed by Cheniere). Net income (loss) attributable to the Creole Trail Pipeline Business for periods prior to the acquisition is not allocated to the common units for purposes of calculating net income (loss) per common unit. See Note 17 for an adjusted net income (loss) per common unit that includes pre-acquisition date net losses of the Creole Trail Pipeline Business.

The interim consolidated balance sheet as of September 30, 2013, the consolidated statements of operations, comprehensive loss and cash flows for the nine months ended September 30, 2013 and 2012 and the consolidated statements of partners’ and owners’ capital (deficit) for the nine months ended September 30, 2013 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In our opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation, have been included. Results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2013.

NOTE 2—INITIAL PUBLIC OFFERING

We and Holdings, as a selling unitholder, completed an offering of 13,500,000 Cheniere Partners common units for $21.00 per common unit on March 26, 2007 (the “Cheniere Partners Offering”). Upon the closing of the Cheniere Partners Offering, the following transactions occurred:

•

Holdings contributed through us to our wholly owned subsidiary, Cheniere Energy Investments, LLC (“Cheniere Investments”), all of its equity interests in Sabine Pass LNG-GP, LLC (“Sabine Pass GP”) and Sabine Pass LNG-LP, LLC (“Sabine Pass LP”), which own all of the equity interests in Sabine Pass LNG, the owner of the entire interest in the Sabine Pass LNG terminal;

•	we issued to Holdings 21,362,193 common units and 135,383,831 subordinated units;

•

we issued to our general partner, a direct wholly owned subsidiary of Holdings, 3,302,045 general partner units representing a 2% general partner interest in us and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash that we distribute in excess of $0.489 per unit per quarter;

•	we issued 5,054,164 common units to the public in the Cheniere Partners Offering;

•	Holdings sold 8,445,836 common units to the public in the Cheniere Partners Offering, after which Holdings and the public held an aggregate 89.8% and 8.2% limited partner interest in us, respectively;

•

our general partner entered into a services agreement with an affiliate of Cheniere under which the affiliate provides various general and administrative services for an annual administrative fee of $10.0 million (adjusted for inflation after January 1, 2007), with payment having commenced

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

January 1, 2009; provided that the fee is currently structured as a non-accountable overhead reimbursement charge of $2.8 million per quarter (indexed for inflation); and

•

we entered into a services and secondment agreement with an affiliate of Cheniere pursuant to which certain employees of the Cheniere affiliate have been seconded to our general partner to provide operating and routine maintenance services with respect to the Sabine Pass LNG terminal.

We received $98.4 million of net proceeds, after deducting the underwriting discount and structuring fee, upon issuance of 5,054,164 common units to the public in the Cheniere Partners Offering. Holdings received $164.5 million of net proceeds, after deducting the underwriting discount and structuring fee, upon its sale of 8,445,836 common units. We did not receive any proceeds from the sale of common units by Holdings. We used all of our net proceeds of $98.4 million from the sale of our common units in the Cheniere Partners Offering to purchase U.S. Treasury securities that funded a distribution reserve for payment of initial quarterly distributions of $0.425 per common unit, as well as related quarterly distributions to our general partner, through the quarterly distribution made in respect of the quarter ended June 30, 2009. Our common units are traded on the NYSE MKT under the symbol “CQP.”

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our Consolidated Financial Statements were prepared in accordance with GAAP. The consolidated financial statements include the accounts of Cheniere Partners and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain reclassifications have been made to conform prior period information to the current presentation. The reclassifications had no effect on our overall consolidated financial position, results of operations or cash flows.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on our Consolidated Balance Sheet.

Certain amounts that are designated as restricted cash and cash equivalents are contractually restricted as to usage or withdrawal for a certain amount of time. Prior to being restricted and after the restriction is lifted such amounts flow though cash and cash equivalents. For these amounts, we have presented increases and decreases as “Investments in (releases of) restricted cash and cash equivalents” in our Consolidated Statement of Cash Flow.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Certain other amounts that are designated as restricted cash and cash equivalents are contractually restricted as to usage or withdrawal and will not become available to us as cash and cash equivalents. For these amounts, we have presented increases and decreases as “Investments in (uses of) of restricted cash and cash equivalents” in our Consolidated Statement of Cash Flow. These amounts that represent non-cash transactions within our Consolidated Statement of Cash Flow present the effect of sources and uses of restricted cash and cash equivalents as they relate to the changes to assets and liabilities in our Consolidated Balance Sheet. This presentation does not impact the total amount of operating, investing or financing cash flows related to these items, however , they are presented on a gross basis within each of those categories so as to reconcile the change in non-cash activity that occurs on the balance sheet from period to period.

Accounting for LNG Activities

Generally, we begin capitalizing the costs of LNG terminal projects once the individual project meets the following criteria: (i) regulatory approval has been received, (ii) financing for the project is available and (iii) management has committed to commence construction. Prior to meeting these criteria, most of the costs associated with a project are expensed as incurred. These costs primarily include professional fees associated with front-end engineering and design work, costs of securing necessary regulatory approvals, and other preliminary investigation and development activities related to our LNG terminals and related pipelines.

Generally, costs that are capitalized prior to a project meeting the criteria otherwise necessary for capitalization include: land and lease option costs that are capitalized as property, plant and equipment and certain permits that are capitalized as intangible LNG assets. The costs of lease options are amortized over the life of the lease once obtained. If no lease is obtained, the costs are expensed.

We capitalize interest and other related debt costs during the construction period of our LNG terminal. Upon commencement of operations, capitalized interest, as a component of the total cost, will be amortized over the estimated useful life of the asset.

Revenue Recognition

LNG regasification capacity reservation fees are recognized as revenue over the term of the respective terminal use agreements (“TUAs”). Advance capacity reservation fees are initially deferred and amortized over a 10-year period as a reduction of a customer’s regasification capacity reservation fees payable under its TUA. The retained 2% of LNG delivered for each customer’s account at the Sabine Pass LNG terminal is recognized as revenues as Sabine Pass LNG performs the services set forth in each customer’s TUA.

Derivatives

We use derivative instruments from time to time to hedge the exposure to variability in expected future cash flows attributable to the future sale of our LNG inventory, to hedge the exposure to price risk attributable to future purchases of natural gas to be utilized as fuel to operate the Sabine Pass LNG terminal, and to hedge the exposure to volatility in a portion of the floating-rate interest payments under the Liquefaction Credit Facility. We do not offset the fair value amounts of our LNG inventory, fuel and interest rate derivatives, and collateral deposited for such contracts are not netted within the

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

derivative fair value. We have disclosed certain information regarding these derivative positions, including the fair value of our derivative positions, in Note 8—”Financial Instruments” of our Notes to Consolidated Financial Statements.

Accounting guidance for derivative instruments and hedging activities establishes accounting and reporting standards requiring that derivative instruments be recorded at fair value and included in the consolidated balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. We record changes in the fair value of our derivative positions based on the value for which the derivative instrument could be exchanged between willing parties. To date, all of our derivative positions fair value determinations have been made by management using quoted prices in active markets for similar assets or liabilities. The ultimate fair value of our derivative instruments is uncertain, and we believe that it is possible that a change in the estimated fair value will occur in the near future as commodity prices and interest rates change.

Changes in fair value of contracts that do not qualify as hedges or are not designated as hedges are recognized currently in earnings. Gains and losses in positions to hedge the cash flows attributable to the future sale of LNG inventory are classified as revenues on our Consolidated Statements of Operations. Gains or losses in the positions to mitigate the price risk from future purchases of natural gas to be utilized as fuel to operate the Sabine Pass LNG terminal are classified as derivative gain (loss) on our Consolidated Statements of Operations.

From time to time, we have elected cash flow hedge accounting for derivatives that we use to hedge the exposure to volatility in floating-rate interest payments. Changes in fair value of derivative instruments designated as cash flow hedges, to the extent the hedge is effective, are recognized in accumulated other comprehensive loss on our Consolidated Balance Sheets. We reclassify gains and losses on the hedges from accumulated other comprehensive loss into interest expense in our Consolidated Statements of Operations as the hedged item is recognized. Any change in the fair value resulting from ineffectiveness is recognized immediately as derivative gain (loss) on our Consolidated Statements of Operations. We use regression analysis to determine whether we expect a derivative to be highly effective as a cash flow hedge prior to electing hedge accounting and also to determine whether all derivatives designated as cash flow hedges have been effective. We perform these effectiveness tests prior to designation for all new hedges and on a quarterly basis for all existing hedges. We calculate the actual amount of ineffectiveness on our cash flow hedges using the “dollar offset” method, which compares changes in the expected cash flows of the hedged transaction to changes in the value of expected cash flows from the hedge. We discontinue hedge accounting when our effectiveness tests indicate that a derivative is no longer highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when we determine that the occurrence of the hedged forecasted transaction is not probable. When we discontinue hedge accounting but continue to hold the derivative, we begin to apply mark-to-market accounting at that time.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash and cash equivalents, restricted certificates of deposit, accounts receivable, and accounts payable approximate fair value

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

because of the short maturity of those instruments. We use available market data and valuation methodologies to estimate the fair value of debt.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents and restricted cash. We maintain cash balances at financial institutions, which may at times be in excess of federally insured levels. We have not incurred losses related to these balances to date.

The use of derivative instruments exposes us to counterparty credit risk, or the risk that a counterparty will be unable to meet its commitments. Our commodity derivative transactions are executed through over-the-counter contracts which are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment grade financial institutions. Collateral deposited for such contracts is recorded as an other current asset and not netted within the derivative fair value. Our interest rate derivative instruments are placed with investment grade financial institutions whom we believe are acceptable credit risks. We monitor counterparty creditworthiness on an ongoing basis; however, we cannot predict sudden changes in counterparties’ creditworthiness. In addition, even if such changes are not sudden, we may be limited in our ability to mitigate an increase in counterparty credit risk. Should one of these counterparties not perform, we may not realize the benefit of some of our derivative instruments.

Sabine Pass LNG has entered into certain long-term TUAs with unaffiliated third parties for regasification capacity at our Sabine Pass LNG terminal. We are dependent on the respective counterparties’ creditworthiness and their willingness to perform under their respective TUAs. We have mitigated this credit risk by securing TUAs for a significant portion of our regasification capacity with creditworthy third-party customers with a minimum Standard & Poor’s rating of AA.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for construction activities, major renewals and betterments are capitalized, while expenditures for maintenance and repairs and general and administrative activities are charged to expense as incurred. Interest costs incurred on debt obtained for the construction of property, plant and equipment are capitalized as construction-in-process over the construction period or related debt term, whichever is shorter. We depreciate our property, plant and equipment using the straight-line depreciation method. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses are recorded in operations.

Management reviews property, plant and equipment for impairment periodically and whenever events or changes in circumstances have indicated that the carrying amount of property, plant and equipment might not be recoverable. We have recorded no significant impairments related to property, plant and equipment for nine months ended September 30, 2013 and for years ended 2012 and 2011.

Income Taxes

We are not subject to either federal or state income tax, as the partners are taxed individually on their allocable share of taxable income. At December 31, 2012, the tax basis of our assets and liabilities was $452.6 million less than the reported amounts of our assets and liabilities.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

In November 2006, Sabine Pass LNG and Cheniere entered into a state tax sharing agreement. Under this agreement, Cheniere has agreed to prepare and file all state and local tax returns which Sabine Pass LNG and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, Sabine Pass LNG will pay to Cheniere an amount equal to the state and local tax that Sabine Pass LNG would be required to pay if Sabine Pass LNG’s state and local tax liability were computed on a separate company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from Sabine Pass LNG under this agreement; therefore, Cheniere has not demanded any such payments from Sabine Pass LNG. The agreement is effective for tax returns due on or after January 1, 2008.

In August 2012, Sabine Pass Liquefaction and Cheniere entered into a state tax sharing agreement. Under this agreement, Cheniere has agreed to prepare and file all state and local tax returns which Sabine Pass Liquefaction and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, Sabine Pass Liquefaction will pay to Cheniere an amount equal to the state and local tax that Sabine Pass Liquefaction would be required to pay if Sabine Pass Liquefaction’s state and local tax liability were computed on a separate company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from Sabine Pass Liquefaction under this agreement; therefore, Cheniere has not demanded any such payments from Sabine Pass Liquefaction. The agreement is effective for tax returns due on or after August 2012.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from the estimates and assumptions used.

Estimates used in the assessment of impairment of our long-lived assets are the most significant of our estimates. There are numerous uncertainties inherent in estimating future cash flows of assets or business segments. The accuracy of any cash flow estimate is a function of judgment used in determining the amount of cash flows generated. As a result, cash flows may be different from the cash flows that we use to assess impairment of our assets. Management reviews its estimates of cash flows on an ongoing basis using historical experience and other factors, including the current economic and commodity price environment. Significant negative industry or economic trends, including a significant decline in the market price of our common units, reduced estimates of future cash flows for our business or disruptions to our business could lead to an impairment charge of our long-lived assets, including goodwill and other intangible assets. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Projections of future operating results and cash flows may vary significantly from results. In addition, if our analysis results in an impairment of our long-lived assets, we may be required to record a charge to earnings in our consolidated financial statements during a period in which such impairment is determined to exist, which may negatively impact our results of operations.

Other items subject to estimates and assumptions include asset retirement obligations, valuations of derivative instruments and collectability of accounts receivable and other assets.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

As future events and their effects cannot be determined accurately, actual results could differ significantly from our estimates.

Debt Issuance Costs

Debt issuance costs consist primarily of arrangement fees, professional fees, legal fees and printing costs. These costs are capitalized and are being amortized to interest expense over the term of the related debt facility.

Asset Retirement Obligations

We recognize asset retirement obligations (“AROs”) for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset and for conditional AROs in which the timing or method of settlement are conditional on a future event that may or may not be within our control. The fair value of a liability for an ARO is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is depreciated over the estimated useful life of the asset. Our recognition of asset retirement obligations is described below:

Currently, the Sabine Pass LNG terminal is our only constructed and operating LNG terminal. Based on the real property lease agreements at the Sabine Pass LNG terminal, at the expiration of the term of the leases we are required to surrender the LNG terminal in good working order and repair, with normal wear and tear and casualty expected. Our property lease agreements at the Sabine Pass LNG terminal have terms of up to 90 years including renewal options. We have determined that the cost to surrender the Sabine Pass LNG terminal in good order and repair, with normal wear and tear and casualty expected, is zero. Therefore, we have not recorded an asset retirement obligation associated with the Sabine Pass LNG terminal.

Currently, the Creole Trail Pipeline is our only constructed and operating natural gas pipeline. We believe that it is not feasible to predict when the natural gas transportation services provided by the Creole Trail Pipeline will no longer be utilized. In addition, our right-of-way agreements associated with the Creole Trail Pipeline have no stipulated termination dates. Therefore, we have concluded that due to advanced technology associated with current natural gas pipelines and our intent to operate the Creole Trail Pipeline as long as supply and demand for natural gas exists in the United States, we have not recorded an ARO associated with the Creole Trail Pipeline.

Business Segment

Our LNG terminal business is our only operating business segment in which separate financial information is produced and evaluated by our chief operating decision maker in deciding how to allocate resources. Our LNG terminal business segment consists of the operational regasification facilities at the Sabine Pass LNG terminal and the Liquefaction Project. The Sabine Pass LNG terminal includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with capacity of up to 265,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d and pipeline facilities (including the Creole Trail

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Pipeline) interconnecting the Sabine Pass LNG terminal with a number of large interstate pipelines. The Liquefaction Project is adjacent to the existing regasification facilities at the Sabine Pass LNG terminal.

The operational regasification facilities and the liquefaction and pipeline facilities under construction at the Sabine Pass LNG terminal are all supervised by one manager who reports to the chief operating decision maker in deciding how to allocate resources. While the Liquefaction Project is currently under construction, the regasification facilities at the Sabine Pass LNG terminal are and will continue to be used to support the Liquefaction Project once the Liquefaction Project begins operating. This relationship between the regasification and liquefaction facilities is apparent through the intercompany agreements between Sabine Pass LNG and Sabine Liquefaction for use of the docks and LNG storage tanks at the Sabine Pass LNG terminal.

Recent Accounting Standards Not Yet Adopted

We have also considered all other newly issued accounting guidance that is applicable to our operations and the preparation of our consolidated financial statements, including that which is not yet effective. We do not believe that any such guidance will have a material impact on our consolidated financial position, results of operations or cash flows.

NOTE 4—RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents consist of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on our Consolidated Balance Sheets.

Certain amounts that are designated as restricted cash and cash equivalents are contractually restricted as to usage or withdrawal for a certain amount of time. Prior to being restricted and after the restriction is lifted such amounts flow though cash and cash equivalents. For these amounts, we have presented increases and decreases as “Investments in (releases of) restricted cash and cash equivalents” in our Consolidated Statement of Cash Flows.

Certain other amounts that are designated as restricted cash and cash equivalents are contractually restricted as to usage or withdrawal and will not become available to us as cash and cash equivalents. For these amounts, we have presented increases and decreases as “Investments in (uses of) of restricted cash and cash equivalents” in our Consolidated Statement of Cash Flows. These amounts that represent non-cash transactions within our Consolidated Statement of Cash Flows present the effect of sources and uses of restricted cash and cash equivalents as they relate to the changes to assets and liabilities in our Consolidated Balance Sheets. This presentation does not impact the total amount of operating, investing or financing cash flows related to these items, however , they are presented on a gross basis within each of those categories so as to reconcile the change in non-cash activity that occurs on the balance sheet from period to period.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Restricted cash and cash equivalents include the following:

Sabine Pass LNG Senior Notes Debt Service Reserve

Sabine Pass LNG has consummated private offerings of an aggregate principal amount of $1,665.5 million, before discount, of Senior Secured Notes due 2016 (the “2016 Notes”) and $420.0 million of Senior Secured Notes due 2020 (the “2020 Notes”). See Note 11—“Long-Term Debt”. Collectively, the 2016 Notes and the 2020 Notes are referred to as the “Sabine Pass LNG Senior Notes.” Under the indentures governing the Sabine Pass LNG Senior Notes (the “Sabine Pass LNG Indentures”), except for permitted tax distributions, Sabine Pass LNG may not make distributions until certain conditions are satisfied, including that there must be on deposit in an interest payment account an amount equal to one-sixth of the semi-annual interest payment multiplied by the number of elapsed months since the last semi-annual interest payment and there must be on deposit in a permanent debt service reserve fund an amount equal to one semi-annual interest payment. Distributions are permitted only after satisfying the foregoing funding requirements, a fixed charge coverage ratio test of 2:1 and other conditions specified in the Sabine Pass LNG Indentures.

As of September 30, 2013, December 31, 2012 and December 31, 2011, we classified $53.0 million, $17.4 million and $13.7 million, respectively, as current restricted cash and cash equivalents for the payment of interest due within twelve months. As of September 30, 2013, December 31, 2012 and December 31, 2011, we classified the permanent debt service reserve fund of $76.1 million, $76.1 million and $82.4 million, respectively, as non-current restricted cash and cash equivalents. These cash accounts are controlled by a collateral trustee, and, therefore, are shown as restricted cash and cash equivalents on our Consolidated Balance Sheets.

Liquefaction Reserve

In July 2012, Sabine Pass Liquefaction closed on a $3.6 billion senior secured credit facility (the “2012 Liquefaction Credit Facility”). In February and April 2013, Sabine Pass Liquefaction entered into $2.0 billion, before premium, of Senior Secured Notes due in 2021 (the “2021 Sabine Pass Liquefaction Senior Notes”) and $1.0 billion of Senior Secured Notes due in 2023 (the “2023 Sabine Pass Liquefaction Senior Notes” and collectively with the 2021 Sabine Pass Liquefaction Senior Notes, the “Sabine Pass Liquefaction Senior Notes”). In May 2013, Sabine Pass Liquefaction closed four credit facilities aggregating $5.9 billion (collectively the “2013 Liquefaction Credit Facilities”), which amended and restated the 2012 Liquefaction Credit Facility. See Note 11—“Long-Term Debt”. Under the terms and conditions of the 2012 Liquefaction Credit Facility and the 2013 Liquefaction Credit Facilities, Sabine Pass Liquefaction is required to deposit all cash received into collateral accounts controlled by a collateral trustee. Therefore, all of Sabine Pass Liquefaction’s cash and cash equivalents are shown as restricted cash and cash equivalents on our Consolidated Balance Sheets. As of September 30, 2013 and December 31, 2012, we classified $133.5 million and $75.1 million, respectively, as current restricted cash and cash equivalents held by Sabine Pass Liquefaction for the payment of current liabilities related to the Liquefaction Project and $665.1 million and $196.3 million, respectively, as non-current restricted cash and cash equivalents held by Sabine Pass Liquefaction for future Liquefaction Project construction costs.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

CTPL Reserve

In May 2013, CTPL entered into a $400.0 million term loan facility (the “CTPL Credit Facility”). As of September 30, 2013, we classified $23.5 million and $87.2 million as current and non-current restricted cash and cash equivalents, respectively, held by CTPL because such funds may only be used for modifications for the Creole Trail Pipeline in order to enable bi-directional natural gas flow and for the payment of interest during construction of such modifications.

NOTE 5—LNG INVENTORY AND LNG INVENTORY—AFFILIATE

LNG inventory and LNG inventory—affiliate are recorded at cost and are subject to lower of cost or market (“LCM”) adjustments at the end of each period. LNG inventory—affiliate represents LNG inventory purchased under a related party LNG lease agreement with Cheniere Marketing, LLC (“Cheniere Marketing”), a wholly owned subsidiary of Cheniere, as described in Note 13—“Related Party Transactions”. LNG inventory cost is determined using the average cost method. Recoveries of losses resulting from interim period LCM adjustments are recorded when market price recoveries occur on the same inventory in the same fiscal year. These recoveries are recognized as gains in later interim periods with such gains not exceeding previously recognized losses.

As of December 31, 2012 and 2011, we had $2.6 million and $0.5 million, respectively, of LNG inventory on our Consolidated Balance Sheets. During the years ended December 31, 2012 and 2011, we recognized $9.4 million and $0.4 million, respectively, as a result of LCM adjustments to our LNG inventory.

As of December 31, 2012 and 2011, we had $4.4 million of LNG inventory—affiliate on our Consolidated Balance Sheets. During the years ended December 31, 2012 and 2011, we recognized $11.0 million and $10.6 million, respectively, as a result of LCM adjustments to our LNG inventory—affiliate.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

NOTE 6—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of LNG terminal costs and fixed assets, as follows (in thousands):

	September 30, 2013	December 31,
		2012	2011
	(unaudited)
LNG terminal costs
LNG terminal	$2,224,364	$2,224,230	$2,220,289
LNG terminal construction-in-process	3,694,355	1,228,647	286
LNG site and related costs, net	150	156	163
Accumulated depreciation	(276,960)	(234,349)	(177,295)

Total LNG terminal costs, net	5,641,909	3,218,684	2,043,443
Fixed assets
Computer and office equipment	474	368	227
Vehicles	884	704	416
Machinery and equipment	1,490	1,473	1,068
Other	837	760	841
Accumulated depreciation	(2,722)	(2,397)	(1,975)

Total fixed assets, net	963	908	577

Property, plant and equipment, net	$5,642,872	$3,219,592	$2,044,020

Depreciation expense related to the Sabine Pass LNG terminal totaled $57.1 million and $57.6 million for the years ended December 31, 2012 and 2011, respectively. Depreciation expense related to the Sabine Pass LNG terminal totaled $42.8 million for the nine months ended September 30, 2013.

In June 2012, we began capitalizing costs associated with Trains 1 and 2 of the Liquefaction Project, and in May 2013, we began capitalizing costs associated with Trains 3 and 4 of the Liquefaction Project. For the year ended December 31, 2012, we capitalized $35.1 million of interest expense related to the construction of Train 1 and Train 2 of the Liquefaction Project. For the nine months ended September 30, 2013, we capitalized $125.0 million of interest expense related to the construction of the Liquefaction Project.

The Sabine Pass LNG terminal is depreciated using the straight-line depreciation method applied to groups of LNG terminal assets with varying useful lives. The identifiable components of the Sabine Pass LNG terminal with similar estimated useful lives have a depreciable range between 15 and 50 years, as follows:

Components	Useful life (yrs)
LNG storage tanks	50
Marine berth, electrical, facility and roads	35
Regasification processing equipment (recondensers, vaporization and vents)	30
Sendout pumps	20
Others	15-30

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

NOTE 7—DEBT ISSUANCE COSTS

We have incurred debt issuance costs in connection with our long-term debt. These costs are capitalized and are being amortized over the term of the related debt. The amortization of debt issuance costs associated with the 2016 Notes, 2020 Notes and CTPL Credit Facility was recorded as interest expense. The amortization of the debt issuance costs associated with the 2012 Liquefaction Credit Facility, 2013 Liquefaction Credit Facilities and Sabine Pass Liquefaction Senior Notes for the construction of the Liquefaction Project was capitalized.

As of December 31, 2012, we had capitalized $220.9 million of costs directly associated with the arrangement of debt financing, net of accumulated amortization, as follows (in thousands):

Long-Term Debt	Debt Issuance Costs	Amortization Period	Accumulated Amortization	Net Costs
Liquefaction Credit Facility	$212,795	7 years	$(12,728)	$200,067
2016 Notes	30,057	10 years	(18,030)	12,027
2020 Notes	9,092	8 years	(237)	8,855

Total	$251,944		$(30,995)	$220,949

NOTE 8—FINANCIAL INSTRUMENTS

Derivative Instruments

We have entered into certain instruments to hedge the exposure to variability in expected future cash flows attributable to the future sale of our LNG inventory (“LNG Inventory Derivatives”) and to hedge the exposure to price risk attributable to future purchases of natural gas to be utilized as fuel to operate the Sabine Pass LNG terminal (“Fuel Derivatives”), and interest rate swaps to hedge the exposure to volatility in a portion of the floating-rate interest payments under the 2013 Liquefaction Credit Facilities (“Interest Rate Derivatives”).

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

The following table (in thousands) shows the fair value of our derivative assets and liabilities that are required to be measured at fair value on a recurring basis as of September 30, 2013, December 31, 2012 and December 31, 2011 which are classified as other current assets, other current liabilities, other non-current assets and other non-current liabilities in our Consolidated Balance Sheets.

	Fair Value Measurements as of
	December 31, 2012				December 31, 2011
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
LNG Inventory Derivatives asset	$—	$232	$—	$232	$—	$1,610	$—	$1,610
Fuel Derivatives liability	—	98	—	98	—	1,415	—	1,415
Interest Rate Derivatives liability	—	26,424	—	26,424	—	—	—	—

	Fair Value Measurements as of
	September 30, 2013
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(unaudited)
LNG Inventory Derivatives asset	$—	$219	$—	$219
Fuel Derivatives liability	—	(227)	—	$(227)
Interest Rate Derivatives liability	—	56,039	—	$56,039

The estimated fair values of our LNG Inventory Derivatives and Fuel Derivatives are the amount at which the instruments could be exchanged currently between willing parties. We value these derivatives using observable commodity price curves and other relevant data. We value our Interest Rate Derivatives using valuations based on the initial trade prices. Using an income-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rate curves, risk adjusted discount rates, credit spreads and other relevant data. Derivative assets and liabilities arising from our derivative contracts with the same counterparty are reported on a net basis, as all counterparty derivative contracts provide for net settlement.

Commodity Derivatives

We recognize all derivative instruments that qualify for derivative accounting treatment as either assets or liabilities and measure those instruments at fair value unless they qualify for, and we elect, the normal purchase normal sale exemption. For transactions in which we have elected the normal purchase normal sale exemption, gains and losses are not reflected on our Consolidated Statements of Operations until the period of delivery. For those instruments accounted for as derivatives, including

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

our LNG Inventory Derivatives and certain of our Fuel Derivatives, changes in fair value are reported in earnings.

The use of derivative instruments exposes us to counterparty credit risk, or the risk that a counterparty will be unable to meet its commitments in instances where our Fuel Derivatives or our LNG Inventory Derivatives are in an asset position. Except for the fuel hedges with our affiliate described below, our commodity derivative transactions are executed through over-the-counter contracts which are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment grade financial institutions. We are required by these financial institutions to use margin deposits as credit support for our commodity derivative activities. Collateral of $0.9 million, $0.9 million and $0.8 million deposited for such contracts, which has not been reflected in the derivative fair value tables, is included in the other current assets balance as of September 30, 2013, December 31, 2012 and December 31, 2011, respectively.

During the second quarter of 2013, Sabine Pass LNG began to enter into forward contracts under its master service agreement with Cheniere Marketing, LLC (“Cheniere Marketing”), a wholly owned subsidiary of Cheniere, to hedge the exposure to price risk attributable to future purchases of natural gas to be utilized as fuel to operate the Sabine Pass LNG terminal. Sabine Pass LNG elected to account for these physical hedges of future fuel purchases as normal purchase normal sale transactions, exempt from fair value accounting. Sabine Pass LNG had not posted collateral with Cheniere Marketing for such forward contracts as of September 30, 2013.

The following table (in thousands) shows the fair value and location of our LNG Inventory Derivatives and Fuel Derivatives on our Consolidated Balance Sheets:

		Fair Value Measurements as of
	Balance Sheet Location	September 30, 2013	December 31, 2012	December 31, 2011
		(unaudited)
LNG Inventory Derivatives asset	Prepaid expenses and other	$219	$232	$1,610
Fuel Derivatives liability	Prepaid expenses and other	(227)	(98)	(1,415)

The following table (in thousands) shows the changes in the fair value and settlements of our LNG Inventory Derivatives recorded in marketing and trading revenues (losses) on our Consolidated Statements of Operations during the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011:

	Nine Months Ended September 30, 2013	Year Ended
		December 31,
		2012	2011
	(unaudited)
LNG Inventory Derivatives gain (loss)	$(442)	$1,036	$2,300

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

The following table (in thousands) shows the changes in the fair value and settlements of our Fuel Derivatives recorded in derivative gain (loss), net on our Consolidated Statements of Operations during the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011:

	Nine Months Ended September 30, 2013	Year Ended
		December 31,
		2012	2011
	(unaudited)
LNG Inventory Derivatives Gain	$976	$—	$—
Fuel Derivatives gain (loss)(1)	(3)	(622)	(2,251)

(1)	Excludes settlements of hedges of the exposure to price risk attributable to future purchases of natural gas to be utilized as fuel to operate the Sabine Pass LNG terminal for which Sabine Pass LNG has elected the normal purchase normal sale exemption from derivative accounting.

Interest Rate Derivatives

In August 2012 and June 2013, Sabine Pass Liquefaction entered into Interest Rate Derivatives to protect against volatility of future cash flows and hedge a portion of the variable interest payments on the 2012 Liquefaction Credit Facility and the 2013 Liquefaction Credit Facilities, respectively. The Interest Rate Derivatives hedge a portion of the expected outstanding borrowings over the term of the 2013 Liquefaction Credit Facilities.

Sabine Pass Liquefaction designated the Interest Rate Derivatives entered into in August 2012 as hedging instruments which was required in order to qualify for cash flow hedge accounting. As a result of this cash flow hedge designation, we recognized the Interest Rate Derivatives entered into in August 2012 as an asset or liability at fair value, and reflected changes in fair value through other comprehensive income in our Consolidated Statements of Comprehensive Loss. Any hedge ineffectiveness associated with the Interest Rate Derivatives entered into in August 2012 was recorded immediately as derivative gain (loss) in our Consolidated Statements of Operations. The realized gain (loss) on the Interest Rate Derivatives entered into in August 2012 was recorded as an (increase) decrease in interest expense on our Consolidated Statements of Operations to the extent not capitalized as part of the Liquefaction Project. The effective portion of the gains or losses on our Interest Rate Derivatives entered into in August 2012 recorded in other comprehensive income would have been reclassified to earnings as interest payments on the 2012 Liquefaction Credit Facility impact earnings. In addition, amounts recorded in other comprehensive income are also reclassified into earnings if it becomes probable that the hedged forecasted transaction will not occur.

Sabine Pass Liquefaction did not elect to designate the Interest Rate Derivatives entered into in June 2013 as cash flow hedging instruments, and changes in fair value are recorded as derivative gain (loss) within the Consolidated Statements of Operations.

Based on the continued development of our financing strategy for the Liquefaction Project, during the fourth quarter of 2012 we determined it was no longer probable that a portion of the forecasted variable interest payments on the Liquefaction Credit Facility would occur in the time period originally specified. As a result, a portion of the Interest Rate Derivatives were no longer effective hedges and

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

the hedge relationships for this portion were de-designated as of October 1, 2012. Fair value adjustments on this de-designated portion of the Interest Rate Derivatives subsequent to October 1, 2012 are recorded within the Consolidated Statements of Operations. As of December 31, 2012 we continued to maintain the Interest Rate Derivatives (both designated and de-designated) in anticipation of our upcoming financing needs, particularly for the financing of the construction of Train 3 and Train 4 of the Liquefaction Project, and concluded that the likelihood of occurrence of our variable interest payments had not changed to probable not to occur. As a result, the amount recorded in other comprehensive income as of December 31, 2012 related to our designated and de-designated Interest Rate Derivatives remained in other comprehensive income.

During the first quarter of 2013, we determined that it was no longer probable that the forecasted variable interest payments on the 2012 Liquefaction Credit Facility would occur in the time period originally specified based on the continued development of our financing strategy for the Liquefaction Project, and in particular, the Sabine Pass Liquefaction Senior Notes described in Note 11—“Long-Term Debt”. As a result, all of the Interest Rate Derivatives entered into in August 2012 were no longer effective hedges, and the remaining portion of hedge relationships that were designated cash flow hedges as of December 31, 2012, were de-designated as of February 1, 2013. For de-designated cash flow hedges, changes in fair value prior to their de-designation date are recorded as other comprehensive income (loss) within the Consolidated Balance Sheets, and changes in fair value subsequent to their de-designation date are recorded as derivative gain (loss) within the Consolidated Statements of Operations.

In June 2013, we concluded that the hedged forecasted transactions associated with the Interest Rate Derivatives entered into in connection with the 2012 Liquefaction Credit Facility had become probable of not occurring based on the issuances of the Sabine Pass Liquefaction Senior Notes, the closing of the 2013 Liquefaction Credit Facilities, the additional Interest Rate Derivatives executed in June 2013, and our intention to continue to issue fixed rate debt to refinance drawn portions of the 2013 Liquefaction Credit Facilities. As a result, the amount remaining in accumulated other comprehensive income (“AOCI”) pertaining to the previously designated Interest Rate Derivatives was reclassified out of AOCI and into income. We have presented the reclassification of unrealized losses from AOCI into income and the changes in fair value and settlements subsequent to the reclassification date separate from interest expense as derivative gain (loss), net in our Consolidated Statements of Operations.

At December 31, 2012, Sabine Pass Liquefaction had the following Interest Rate Derivatives outstanding:

	Initial Notional Amount	Maximum Notional Amount	Effective Date	Maturity Date	Weighted Average Fixed Interest Rate Paid	Variable Interest Rate Received
Interest Rate Derivatives—Designated	$16.1 million	$2.3 billion	August 14, 2012	July 31, 2019	1.98%	One-month LIBOR
Interest Rate Derivatives—De-designated	$3.9 million	$575.3 million	August 14, 2012	July 31, 2019	1.98%	One-month LIBOR

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

At September 30, 2013, Sabine Pass Liquefaction had the following Interest Rate Derivatives outstanding (unaudited):

	Initial Notional Amount	Maximum Notional Amount	Effective Date	Maturity Date	Weighted Average Fixed Interest Rate Paid	Variable Interest Rate Received
Interest Rate Derivatives—Not Designated	$20.0 million	$2.9 billion	August 14, 2012	July 31, 2019	1.98%	One-month LIBOR
Interest Rate Derivatives—Not Designated	—	$671.0 million	June 5, 2013	May 28, 2020	2.05%	One-month LIBOR

The following table (in thousands) shows the fair value of our Interest Rate Derivatives:

		Fair Value Measurements as of
	Balance Sheet Location	September 30, 2013	December 31, 2012	December 31, 2011
		(unaudited)
Interest Rate Derivatives—Designated	Non-current derivative liabilities	$—	$21,290	$—
Interest Rate Derivatives—De-designated	Non-current derivative liabilities	—	5,134	—
Interest Rate Derivatives—Not Designated	Non-current derivative assets	64,309	—	—
Interest Rate Derivatives—Not Designated	Other current liabilities	8,270	—	—

The following table (in thousands) details the effect of our Interest Rate Derivatives included in OCI and AOCI during the year ended December 31, 2012:

	Gain (Loss) in Other Comprehensive Income		Gain (Loss) Reclassified from Accumulated OCI into Interest Expense (Effective Portion)		Losses Reclassified into Earnings as a Result of Discontinuance of Cash Flow Hedge Accounting
	2012	2011	2012	2011	2012	2011
Interest Rate Derivatives—Designated	$(21,290)	$—	$—	$—	$—	$—
Interest Rate Derivatives— De-designated	(5,814)	—	—	—	—	—
Interest Rate Derivatives— Settlements	(136)	—	—	—	—	—

The following table (in thousands) details the effect of our Interest Rate Derivatives included in OCI and AOCI for the nine months ended September 30, 2013:

	Gain (Loss) in Other Comprehensive Income	Gain (Loss) Reclassified from Accumulated OCI into Interest Expense (Effective Portion)	Losses Reclassified into Earnings as a Result of Discontinuance of Cash Flow Hedge Accounting
	(unaudited)
Interest Rate Derivatives—Designated	$21,297	$—	$(5,806)
Interest Rate Derivatives—Settlements	(30)	—	(167)

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

The following table (in thousands) shows the changes in the fair value of our Interest Rate Derivatives—Not Designated recorded in derivative gain (loss), net on our Consolidated Statements of Operations during the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Interest Rate Derivatives—De-designated	$679	$—

The following table (in thousands) shows the changes in the fair value of our Interest Rate Derivatives—Not Designated recorded in derivative gain (loss), net on our Consolidated Statements of Operations during the nine months ended September 30, 2013 :

Nine Months Ended September 30,
2013
(unaudited)
Interest Rate Derivatives—Not Designated gain	$60,707

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Balance Sheet Presentation

Our commodity and interest rate derivatives are presented on a net basis on our Consolidated Balance Sheets as described above. The following table (in thousands) shows the fair value of our derivatives outstanding on a gross and net basis:

Offsetting Derivative Assets (Liabilities)	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet
				Derivative Instrument	Cash Collateral Received (Paid)	Net Amount
As of September 30, 2013 (unaudited):
Fuel Derivatives	$(227)	$(227)	$—	$—	$—	$—
LNG Inventory Derivatives	219	—	219	—	—	219
Interest Rate Derivatives—Not Designated	64,309	—	64,309	—	—	64,309
Interest Rate Derivatives—Not Designated	(8,270)	—	(8,270)	—	—	(8,270)
As of December 31, 2012:
Fuel Derivatives	(98)	(98)	—	—	—	—
LNG Inventory Derivatives	232	—	232	—	—	232
Interest Rate Derivatives—Designated	(21,290)	—	(21,290)	—	—	(21,290)
Interest Rate Derivatives—Not Designated	(5,134)	—	(5,134)	—	—	(5,134)
As of December 31, 2011:
Fuel Derivatives	(1,415)	—	$(1,415)	—	—	$(1,415)
LNG Inventory Derivatives	1,610	1,307	$303	—	—	$303

Other Financial Instruments

The estimated fair value of our other financial instruments, including those financial instruments for which the fair value option was not elected, are set forth in the table below. The carrying amounts reported on our Consolidated Balance Sheets for cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, interest receivable and accounts payable approximate fair value due to their short-term nature.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Other Financial Instruments (in thousands):

	September 30, 2013		December 31, 2012		December 31, 2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(unaudited)
2013 Notes(1)	$—	$—	$—	$—	$550,000	$555,500
2016 Notes, net of discount(1)	1,650,634	1,811,570	1,647,113	1,824,177	1,642,418	1,650,630
2020 Notes(1)	420,000	425,250	420,000	437,850	—	—
2012 Liquefaction Credit Facility(2)	—	—	100,000	100,000	—	—
2021 Sabine Pass Liquefaction Senior Notes(1)	2,011,897	1,951,540	—	—	—	—
2023 Sabine Pass Liquefaction Senior Notes(1)	1,000,000	952,500	—	—	—	—
2013 Liquefaction Credit Facilities(2)	100,000	100,000	—	—	—	—
CTPL Credit Facility(3)	391,665	400,000	—	—	—	—

(1)	The Level 2 estimated fair value was based on quotations obtained from broker-dealers who make markets in these and similar instruments based on the closing trading prices on September 30, 2013, December 31, 2012 and 2011, as applicable.
(2)	The Level 3 estimated fair value approximates the carrying amount because the interest rates are variable and reflective of market rates and Sabine Pass Liquefaction has the ability to call this debt at anytime without penalty.
(3)	The Level 3 estimated fair value approximates the principal amount because the interest rates are variable and reflective of market rates and CTPL has the ability to call this debt at anytime without penalty.

NOTE 9—ACCRUED LIABILITIES

As of September 30, 2013 , December 31, 2012 and December 31, 2011, accrued liabilities (including amounts due to affiliates) consisted of the following (in thousands):

	September 30, 2013	December 31,
		2012	2011
	(unaudited)
Interest and related debt fees	$97,758	$16,327	$13,732
Affiliate	51,419	5,744	3,738
LNG liquefaction costs	33,589	26,131	1,635
LNG terminal costs	1,650	977	1,122
Other	8,791	4,413	453

Total accrued liabilities (including affiliate)	$193,207	$53,592	$20,680

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

NOTE 10—DEFERRED REVENUE

Advance Capacity Reservation Fee

In November 2004, Total Gas & Power North America, Inc. (“Total”) paid Sabine Pass LNG a nonrefundable advance capacity reservation fee of $10.0 million in connection with the reservation of approximately 1.0 Bcf/d of LNG regasification capacity at the Sabine Pass LNG terminal. An additional advance capacity reservation fee payment of $10.0 million was paid by Total to Sabine Pass LNG in April 2005. The advance capacity reservation fee payments are being amortized as a reduction of Total’s regasification capacity reservation fee under its TUA over a 10-year period beginning with the commencement of its TUA on April 1, 2009. As a result, we recorded the advance capacity reservation fee payments that Sabine Pass LNG received, although non-refundable, as deferred revenue to be amortized to income over the corresponding 10-year period.

In November 2004, Sabine Pass LNG also entered into a TUA to provide Chevron U.S.A. Inc. (“Chevron”) with approximately 0.7 Bcf/d of LNG regasification capacity at the Sabine Pass LNG terminal. In December 2005, Chevron exercised its option to increase its reserved capacity by approximately 0.3 Bcf/d to approximately 1.0 Bcf/d, making advance capacity reservation fee payments to Sabine Pass LNG totaling $20.0 million. The advance capacity reservation fee payments are being amortized as a reduction of Chevron’s regasification capacity reservation fee under its TUA over a 10-year period beginning with the commencement of its TUA on July 1, 2009. As a result, we recorded the advance capacity reservation fee payments that Sabine Pass LNG received, although non-refundable, as deferred revenue to be amortized to income over the corresponding 10-year period.

As of December 31, 2012, we had recorded $4.0 million and $21.5 million as current and non-current deferred revenue on our Consolidated Balance Sheets, respectively, related to the Total and Chevron advance capacity reservation fees. As of December 31, 2011, we had recorded $4.0 million and $25.5 million as current and non-current deferred revenue on our Consolidated Balance Sheets, respectively, related to the Total and Chevron advance capacity reservation fees.

TUA Payments

Following the achievement of commercial operability of the Sabine Pass LNG terminal in September 2008, Sabine Pass LNG began receiving capacity reservation fee payments from Cheniere Marketing under its TUA. Effective July 1, 2010, Cheniere Marketing assigned its existing TUA with Sabine Pass LNG to Cheniere Investments, including all of its rights, titles, interests, obligations and liabilities in and under the TUA. After the assignment of the TUA from Cheniere Marketing to Cheniere Investments, Cheniere Investments began making its TUA payments on a monthly basis. Sabine Pass Liquefaction obtained this reserved capacity as a result of an assignment in July 2012 by Cheniere Investments of its rights, title and interest under its TUA. In connection with the assignment, Sabine Pass LNG, Sabine Pass Liquefaction and Cheniere Investments entered into a terminal use rights assignment and agreement (“TURA”) pursuant to which Cheniere Investments has the right to use Sabine Pass Liquefaction’s reserved capacity under the TUA and has the obligation to make the monthly capacity payments required by the TUA to Sabine Pass LNG. We have guaranteed the obligations of Sabine Pass Liquefaction under its TUA and the obligations of Cheniere Investments under the TURA. However, the revenue earned by Sabine Pass LNG from Cheniere Investments’ capacity payments under its TUA was eliminated and under its TURA is eliminated upon consolidation

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

of our financial statements. As a result, we have zero current deferred revenue—affiliate related to Cheniere Investments’ monthly advance capacity reservation fee payment as of September 30, 2013 and December 31, 2012 and 2011.

Total and Chevron are obligated to make monthly TUA payments to Sabine Pass LNG in advance of the month of service. These monthly payments are recorded to current deferred revenue in the period cash is received and are then recorded as revenue in the next month when the TUA service is performed. As of September 30, 2013 and December 31, 2012 and 2011, we had recorded $21.2 million, $21.1 million and $21.1 million, respectively, as current deferred revenue on our Consolidated Balance Sheets related to Total’s and Chevron’s monthly TUA payments.

Cooperative Endeavor Agreements

In July 2007, Sabine Pass LNG executed Cooperative Endeavor Agreements (“CEAs”) with various Cameron Parish, Louisiana taxing authorities that allow them to accelerate certain of its property tax payments scheduled to begin in 2019. This ten-year initiative represents an aggregate $25.0 million commitment, and will make resources available to the Cameron Parish taxing authorities on an accelerated basis in order to aid in their reconstruction efforts following Hurricane Rita. In exchange for Sabine Pass LNG’s advance payments of ad valorem taxes, Cameron Parish will grant Sabine Pass LNG a dollar for dollar credit against future ad valorem taxes to be levied against its LNG terminal starting in 2019. In September 2007, Sabine Pass LNG entered into an agreement with Cheniere Marketing, pursuant to which Cheniere Marketing will advance it any and all amounts payable under the CEAs in exchange for a similar amount of credits against future ad valorem reimbursements it would owe to Sabine Pass LNG under its TUA starting in 2019. These advance ad valorem tax payments were recorded to other assets, and payments from Cheniere Marketing that Sabine Pass LNG utilized to make the early payment of taxes were recorded as deferred revenue. As of September 30, 2013 and December 31, 2012 and 2011, we had $17.2 million, $14.7 million and $12.3 million, respectively, of other non-current assets and non-current deferred revenue resulting from accelerated ad valorem tax payments.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

NOTE 11—LONG-TERM DEBT

As of September 30, 2013, December 31, 2012 and December 31, 2011, our long-term debt consisted of the following (in thousands):

	September 30, 2013	December 31,
		2012	2011
	(unaudited)
Long-term debt
2013 Notes	$—	$—	$550,000
2016 Notes	1,665,500	1,665,500	1,665,500
2020 Notes	420,000	420,000	—
2021 Sabine Pass Liquefaction Senior Notes	2,000,000	—	—
2023 Sabine Pass Liquefaction Senior Notes	1,000,000	—	—
2012 Liquefaction Credit Facility	—	100,000	—
2013 Liquefaction Credit Facilities	100,000	—
CTPL Credit Facility	400,000	—	—

Total long-term, debt	5,585,500	2,185,500	2,215,500

Long-term debt premium (discount)
2016 Notes	(14,866)	(18,387)	(23,082)
2021 Sabine Pass Liquefaction Senior Notes	11,897	—	—
CTPL Credit Facility	(8,336)	—	—

Total long-term debt, net	$5,574,195	$2,167,113	$2,192,418

Below is a schedule of future principal payments that we are obligated to make on our outstanding debt at December 31, 2012 (in thousands):

	Payments Due for the Years Ended December 31,
	Total	2013	2014 to 2015	2016 to 2017	Thereafter
Debt (including related parties):
2016 Notes	$1,665,500	$—	$—	$1,665,500	$—
2020 Notes	420,000	—	—	—	420,000
Liquefaction Credit Facility	100,000	—	—	—	100,000

Debt (including related parties)	$2,185,500	$—	$—	$1,665,500	$520,000

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Below is a schedule of future principal payments that we are obligated to make on our outstanding debt at September 30, 2013 (in thousands):

	Payments Due for the Years Ended December 31,
	Total	2014	2015 to 2016	2017 to 2018	Thereafter
	(unaudited)
Debt (including related parties):
2016 Notes	$1,665,500	$—	$1,665,500	$—	$—
2020 Notes	420,000	—	—	—	420,000
2021 Sabine Pass Liquefaction Senior Notes	2,000,000	—	—	—	2,000,000
2023 Sabine Pass Liquefaction Senior Notes	1,000,000	—	—	—	1,000,000
2013 Liquefaction Credit Facilities	100,000	—	—	—	100,000
CTPL Credit Facility	400,000	—	400,000	—	—

Debt (including related parties)	$5,585,500	$—	$2,065,500	$—	$3,520,000

Sabine Pass LNG Senior Notes

In November 2006, Sabine Pass LNG issued an aggregate principal amount of $2,032.0 million of Senior Secured Notes, consisting of $550.0 million of 7.25% Senior Secured Notes due 2013 (the “2013 Notes”) and $1,482.0 million of 7.50% Senior Secured Notes due 2016 (the “2016 Notes”). In September 2008, Sabine Pass LNG issued an additional $183.5 million, before discount, of 2016 Notes whose terms were identical to the previously outstanding 2016 Notes. In October 2012, Sabine Pass LNG issued an aggregate principal amount of $420.0 million of 6.50% Senior Secured Notes due in 2020 (the “2020 Notes”), whose terms were substantially similar to the outstanding 2016 Notes, and redeemed all of the 2013 Notes. As a result, we recorded a $42.6 million loss on early extinguishment of debt primarily related to make-whole payments. Collectively, the 2013 Notes, 2016 Notes, and 2020 Notes are referred to as the “Senior Notes.” As of September 30, 2013 and December 31, 2012, Sabine Pass LNG had an aggregate principal amount of $1,665.5 million, before discount, of the 2016 Notes and $420.0 million of the 2020 Notes outstanding. Borrowings under the 2016 Notes and 2020 Notes bear interest at a fixed rate of 7.50% and 6.50%, respectively. The terms of the 2016 Notes and the 2020 Notes are substantially similar. Interest on the 2016 Notes is payable semi-annually in arrears on May 30 and November 30 of each year. Interest on the 2020 Notes is payable semi-annually in arrears on May 1 and November 1 of each year. Subject to permitted liens, the Sabine Pass LNG Senior Notes are secured on a first-priority basis by a security interest in all of Sabine Pass LNG’s equity interests and substantially all of its operating assets.

Sabine Pass LNG may redeem some or all of its 2016 Notes at any time, and from time to time, at the redemption prices specified in the indenture governing the 2016 Notes, plus accrued and unpaid interest, if any, to the date of redemption. Sabine Pass LNG may redeem all or part of its 2020 Notes at any time on or after November 1, 2016, at fixed redemption prices specified in the indenture governing the 2020 Notes, plus accrued and unpaid interest, if any, to the date of redemption. Sabine Pass LNG may also, at its option, redeem all or part of the 2020 Notes at any time prior to November 1, 2016, at a “make-whole” price set forth in the indenture governing the 2020 Notes, plus accrued and unpaid interest, if any, to the date of redemption. At any time before November 1, 2015,

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Sabine Pass LNG may redeem up to 35% of the aggregate principal amount of the 2020 Notes at a redemption price of 106.5% of the principal amount of the 2020 Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, in an amount not to exceed the net proceeds of one or more completed equity offerings as long as Sabine Pass LNG redeems the 2020 Notes within 180 days of the closing date for such equity offering and at least 65% of the aggregate principal amount of the 2020 Notes originally issued remains outstanding after the redemption.

Under the Sabine Pass LNG Indentures, except for permitted tax distributions, Sabine Pass LNG may not make distributions until certain conditions are satisfied: there must be on deposit in an interest payment account an amount equal to one-sixth of the semi-annual interest payment multiplied by the number of elapsed months since the last semi-annual interest payment, and there must be on deposit in a permanent debt service reserve fund an amount equal to one semi-annual interest payment. Distributions are permitted only after satisfying the foregoing funding requirements, a fixed charge coverage ratio test of 2:1 and other conditions specified in the Sabine Pass LNG Indentures. During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, Sabine Pass LNG made distributions of $242.1 million, $333.5 million and $313.6 million, respectively, after satisfying all the applicable conditions in the Sabine Pass LNG Indentures.

Sabine Pass Liquefaction Senior Notes

In February 2013 and April 2013, Sabine Pass Liquefaction issued an aggregate principal amount of $2.0 billion, before premium, of the 2021 Sabine Pass Liquefaction Senior Notes. In April 2013, Sabine Pass Liquefaction also issued $1.0 billion of the 2023 Sabine Pass Liquefaction Senior Notes. Borrowings under the Sabine Pass Liquefaction Senior Notes bear interest at a fixed rate of 5.625%. Interest on the 2021 Sabine Pass Liquefaction Senior Notes is payable semi-annually in arrears on February 1 and August 1 of each year. Interest on the 2023 Sabine Pass Liquefaction Senior Notes is payable semi-annually in arrears on April 15 and October 15 of each year.

The terms of the 2021 Sabine Pass Liquefaction Senior Notes and the 2023 Sabine Pass Liquefaction Senior Notes are governed by a common indenture (the “Indenture”). The Indenture contains customary terms and events of default and certain covenants that, among other things, limit Sabine Pass Liquefaction’s ability and the ability of Sabine Pass Liquefaction’s restricted subsidiaries to incur additional indebtedness or issue preferred stock, make certain investments or pay dividends or distributions on capital stock or subordinated indebtedness or purchase, redeem or retire capital stock, sell or transfer assets, including capital stock of Sabine Pass Liquefaction’s restricted subsidiaries, restrict dividends or other payments by restricted subsidiaries, incur liens, enter into transactions with affiliates, consolidate, merge, sell or lease all or substantially all of Sabine Pass Liquefaction’s assets and enter into certain LNG sales contracts. Subject to permitted liens, the Sabine Pass Liquefaction Senior Notes are secured on a pari passu first-priority basis by a security interest in all of the membership interests in Sabine Pass Liquefaction and substantially all of Sabine Pass Liquefaction’s assets. Sabine Pass Liquefaction may not make any distributions until, among other requirements, substantial completion of Trains 1 and 2 has occurred, deposits are made into debt service reserve accounts and a debt service coverage ratio for the prior 12-month period and a projected debt service coverage ratio for the upcoming 12-month period of 1.25:1.00 are satisfied.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

At any time prior to November 1, 2020, with respect to the 2021 Sabine Pass Liquefaction Senior Notes, or January 15, 2023, with respect to the 2023 Sabine Pass Liquefaction Senior Notes, Sabine Pass Liquefaction may redeem all or a part of the Sabine Pass Liquefaction Senior Notes, at a redemption price equal to the “make-whole” price set forth in the Indenture, plus accrued and unpaid interest, if any, to the date of redemption. Sabine Pass Liquefaction also may at any time on or after November 1, 2020, with respect to the 2021 Sabine Pass Liquefaction Senior Notes, or January 15, 2023, with respect to the 2023 Sabine Pass Liquefaction Senior Notes, redeem the Sabine Pass Liquefaction Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Sabine Pass Liquefaction Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

In connection with the issuances of the Sabine Pass Liquefaction Senior Notes, Sabine Pass Liquefaction also entered into registration rights agreements (the “Liquefaction Registration Rights Agreements”). Under the Liquefaction Registration Rights Agreements, Sabine Pass Liquefaction has agreed to use commercially reasonable efforts to file with the SEC and cause to become effective registration statements relating to an offer to exchange the Sabine Pass Liquefaction Senior Notes for a like aggregate principal amount of SEC-registered notes with terms identical in all material respects to the 2021 Sabine Pass Liquefaction Senior Notes and 2023 Sabine Pass Liquefaction Senior Notes (other than with respect to restrictions on transfer or to any increase in annual interest rate) within 360 days after February 1, 2013 for $1.5 billion of the 2021 Sabine Pass Liquefaction Senior Notes and within 295 days after April 16, 2013 for $500.0 million of the 2021 Sabine Pass Liquefaction Senior Notes and all of the 2023 Sabine Pass Liquefaction Senior Notes. Under specified circumstances, Sabine Pass Liquefaction may be required to file a shelf registration statement to cover resales of the Sabine Pass Liquefaction Senior Notes. If Sabine Pass Liquefaction fails to satisfy these obligations, Sabine Pass Liquefaction may be required to pay additional interest to holders of the Sabine Pass Liquefaction Senior Notes under certain circumstances.

2013 Liquefaction Credit Facilities

In May 2013, Sabine Pass Liquefaction closed the 2013 Liquefaction Credit Facilities aggregating $5.9 billion. The 2013 Liquefaction Credit Facilities are being used to fund a portion of the costs of developing, constructing and placing into operation the first four Trains of the Liquefaction Project. The 2013 Liquefaction Credit Facilities will mature on the earlier of May 28, 2020 or the second anniversary of the completion date of the first four Trains of the Liquefaction Project, as defined in the 2013 Liquefaction Credit Facilities. Borrowings under the 2013 Liquefaction Credit Facilities may be refinanced, in whole or in part, at any time without premium or penalty, except for interest rate hedging and interest rate breakage costs. Sabine Pass Liquefaction made a $100.0 million borrowing under the 2013 Liquefaction Credit Facilities in June 2013 after meeting the required conditions precedent.

Borrowings under the 2013 Liquefaction Credit Facilities bear interest at a variable rate per annum equal to, at Sabine Pass Liquefaction’s election, the London Interbank Offered Rate (“LIBOR”) or the base rate, plus the applicable margin. The applicable margins for LIBOR loans prior to, and after, the completion of Train 4 range from 2.3% to 3.0% and 2.3% to 3.25%, respectively, depending on the applicable 2013 Liquefaction Credit Facility. Interest on LIBOR loans is due and payable at the end of each LIBOR period. The 2013 Liquefaction Credit Facilities required Sabine Pass Liquefaction to pay certain up-front fees to the agents and lenders in the aggregate amount of approximately $144.0 million and provide for a

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

commitment fee calculated at a rate per annum equal to 40% of the applicable margin for LIBOR loans, multiplied by the average daily amount of the undrawn commitment. Annual administrative fees must also be paid to the agent and the trustee. The principal of loans made under the 2013 Liquefaction Credit Facilities must be repaid in quarterly installments, commencing upon the earlier of the last day of the first calendar quarter ending at least three months following the completion of Train 4 of the Liquefaction Project and September 30, 2018. Scheduled repayments are based upon an 18-year amortization profile, with the remaining balance due upon the maturity of the 2013 Liquefaction Credit Facilities.

Under the terms and conditions of the 2013 Liquefaction Credit Facilities, all cash held by Sabine Pass Liquefaction is controlled by a collateral agent. These funds can only be released by the collateral agent upon satisfaction of certain terms and conditions related to the use of proceeds, and are classified as restricted on our Consolidated Balance Sheets.

The 2013 Liquefaction Credit Facilities contain conditions precedent for the second borrowing and any subsequent borrowings, as well as customary affirmative and negative covenants. The obligations of Sabine Pass Liquefaction under the 2013 Liquefaction Credit Facilities are secured by substantially all of the assets of Sabine Pass Liquefaction as well as all of the membership interests in Sabine Pass Liquefaction on a pari passu basis with the Sabine Pass Liquefaction Senior Notes.

Under the terms of the 2013 Liquefaction Credit Facilities, Sabine Pass Liquefaction is required to hedge not less than 75% of the variable interest rate exposure of its projected outstanding borrowings, calculated on a weighted average basis in comparison to its anticipated draw of principal. See Note 8— “Financial Instruments”.

In November 2013, Sabine Pass Liquefaction issued an aggregate principal amount of $1.0 billion of 6.25% Senior Secured Notes Due 2022 (the “2022 Sabine Pass Liquefaction Notes”), and a portion of the available commitments pursuant to the 2013 Liquefaction Credit Facilities was terminated. Net proceeds from the offering of approximately $977.8 million are intended to be used to pay a portion of the capital costs in connection with the construction of the Liquefaction Project in lieu of the terminated portion of the commitments under the 2013 Liquefaction Credit Facilities. The 2022 Sabine Pass Liquefaction Notes are pari passu in right of payment with all existing and future senior debt of Sabine Pass Liquefaction. As a result of Sabine Pass Liquefaction’s issuance in November 2013, Sabine Pass Liquefaction has terminated approximately $898.1 million of commitments under the 2013 Liquefaction Credit Facilities. This termination resulted in a write-off of debt issuance costs associated with the 2013 Liquefaction Credit Facilities of approximately $39 million in November 2013.

2012 Liquefaction Credit Facility

In July 2012, Sabine Pass Liquefaction entered into the $3.6 billion 2012 Liquefaction Credit Facility with a syndicate of lenders. The 2012 Liquefaction Credit Facility was intended to be used to fund a portion of the costs of developing, constructing and placing into operation Trains 1 and 2 of the Liquefaction Project. In May 2013, the 2012 Liquefaction Credit Facility was amended and restated with the 2013 Liquefaction Credit Facilities and $100.0 million of outstanding borrowings under the 2012 Liquefaction Credit Facility were repaid in full.

The 2012 Liquefaction Credit Facility had a maturity date of the earlier of July 31, 2019 or the second anniversary of the completion date of Trains 1 and 2 of the Liquefaction Project, as defined in

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

the 2012 Liquefaction Credit Facility. Borrowings under the 2012 Liquefaction Credit Facility could have been refinanced, in whole or in part, at any time without premium or penalty, except for interest rate hedging and interest rate breakage costs. Sabine Pass Liquefaction made a $100.0 million borrowing under the 2012 Liquefaction Credit Facility in August 2012 after meeting the required conditions precedent.

Borrowings under the 2012 Liquefaction Credit Facility bore interest at a variable rate equal to, at Sabine Pass Liquefaction’s election, LIBOR or the base rate, plus the applicable margin. The applicable margin for LIBOR loans was 3.50% during construction and 3.75% during operations. Interest on LIBOR loans was due and payable at the end of each LIBOR period. The 2012 Liquefaction Credit Facility required Sabine Pass Liquefaction to pay certain up-front fees to the agents and lenders in the aggregate amount of approximately $178 million and provided for a commitment fee calculated at a rate per annum equal to 40% of the applicable margin for LIBOR loans, multiplied by the average daily amount of the undrawn commitment. Annual administrative fees were also required to be paid to the agent and the trustee. The principal of loans made under the 2012 Liquefaction Credit Facility had to be repaid in quarterly installments, commencing with the last day of the first calendar quarter ending at least three months following the completion of Trains 1 and 2 of the Liquefaction Project. Scheduled repayments were based upon an 18-year amortization profile, with the remaining balance due upon the maturity of the 2012 Liquefaction Credit Facility.

Under the terms and conditions of the 2012 Liquefaction Credit Facility, all cash held by Sabine Pass Liquefaction was controlled by the collateral agent. These funds could only be released by the collateral agent upon satisfaction of certain terms and conditions related to the use of proceeds, and the cash balance of $100.0 million held in these accounts as of December 31, 2012 was classified as restricted on our Consolidated Balance Sheets.

The 2012 Liquefaction Credit Facility contained conditions precedent for the second borrowing and any subsequent borrowings, as well as customary affirmative and negative covenants. The obligations of Sabine Pass Liquefaction under the 2012 Liquefaction Credit Facility were secured by substantially all of the assets of Sabine Pass Liquefaction as well as all of the membership interests in Sabine Pass Liquefaction, and a security interest in Cheniere Partners’ rights under its Unit Purchase Agreement with Blackstone CQP Holdco LP (‘Blackstone”) dated May 14, 2012 on a pari passu basis with the Sabine Pass Liquefaction Senior Notes.

Under the terms of the 2012 Liquefaction Credit Facility, Sabine Pass Liquefaction was required to hedge not less than 75% of the variable interest rate exposure of its projected outstanding borrowings, calculated on a weighted average basis in comparison to its anticipated draw of principal. See Note 8— “Financial Instruments”.

In February 2013, Sabine Pass Liquefaction issued the 2021 Sabine Pass Liquefaction Senior Notes to refinance a portion of the 2012 Liquefaction Credit Facility, and a portion of available commitments pursuant to the 2012 Liquefaction Credit Facility was suspended. In April 2013, Sabine Pass Liquefaction issued an aggregate principal amount of $500.0 million of additional 2021 Sabine Pass Liquefaction Senior Notes and $1.0 billion of 2023 Sabine Pass Liquefaction Senior Notes, and as a result, approximately $1.4 billion of commitments under the 2012 Liquefaction Credit Facility were terminated. The termination of these commitments in April 2013 and the amendment and restatement

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

of the 2012 Liquefaction Credit Facility with the 2013 Liquefaction Credit Facilities in May 2013 resulted in a write-off of debt issuance costs associated with the 2012 Liquefaction Credit Facility of $80.5 million in the nine months ended September 30, 2013.

CTPL Credit Facility

In May 2013, CTPL entered into the CTPL Credit Facility, which will be used to fund modifications to the Creole Trail Pipeline and for general business purposes. CTPL incurred $10.0 million of direct lender fees that were recorded as a debt discount. The CTPL Credit Facility matures in 2017 when the full amount of the outstanding principal obligations must be repaid. CTPL’s loans may be repaid, in whole or in part, at any time without premium or penalty. As of September 30, 2013, CTPL had borrowed the full amount of $400.0 million available under the CTPL Credit Facility.

Borrowings under the CTPL Credit Facility bear interest at a variable rate per annum equal to, at CTPL’s election, LIBOR or the base rate, plus the applicable margin. The applicable margin for LIBOR loans is 3.25%. Interest on LIBOR loans is due and payable at the end of each LIBOR period.

Under the terms and conditions of the CTPL Credit Facility, all cash reserved to pay interest during construction is controlled by a collateral agent. These funds can only be released by the collateral agent upon satisfaction of certain terms and conditions, and are classified as restricted on our Consolidated Balance Sheets. CTPL is also required to pay annual fees to the administrative and collateral agents.

The CTPL Credit Facility contains customary affirmative and negative covenants. The obligations of CTPL under the CTPL Credit Facility are secured by a first priority lien on substantially all of the personal property of CTPL and all of the general partner and limited partner interests in CTPL.

Cheniere Partners has guaranteed (i) the obligations of CTPL under the CTPL Credit Facility if the maturity of the CTPL loans is accelerated following the termination by Sabine Pass Liquefaction of a transportation precedent agreement in limited circumstances and (ii) the obligations of Cheniere Energy Investments, LLC (“Cheniere Investments”), Cheniere Partners’ wholly owned subsidiary, in connection with its obligations under an equity contribution agreement (a) to pay operating expenses of CTPL until CTPL receives revenues under a service agreement with Sabine Pass Liquefaction and (b) to fund interest payments on the CTPL loans after the funds in an interest reserve account have been exhausted.

NOTE 12—DESCRIPTION OF EQUITY INTERESTS

The common units, Class B units and subordinated units represent limited partner interests in us. The holders of the units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

The general partner interest is entitled to at least 2% of all distributions made by us. In addition, the general partner holds incentive distribution rights, which allow the general partner to receive a higher percentage of quarterly distributions of available cash from operating surplus after the initial quarterly distributions have been achieved and as additional target levels are met. The higher percentages range from 15% up to 50%.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

The common units have the right to receive initial quarterly distributions of $0.425, plus any arrearages thereon, before any distribution is made to the holders of the subordinated units. Subordinated units will convert into common units on a one-for-one basis when we meet financial tests specified in the partnership agreement. Although common and subordinated unitholders are not obligated to fund losses of the partnership, their capital accounts, which would be considered in allocating the net assets of the partnership were it to be liquidated, continue to share in losses.

During 2012, Blackstone and Cheniere completed their purchases of newly created Cheniere Partners Class B units (“Class B units”) for total consideration of $1.5 billion and $500.0 million, respectively. Proceeds from the financings are being used to fund a portion of the costs of developing, constructing and placing into service the Liquefaction Project. In May 2013, Cheniere purchased an additional 12.0 million Class B units for consideration of $180.0 million in connection with Cheniere Partners’ acquisition of the Creole Trail Pipeline Business described in Note 1—“Organization and Nature of Operations”. The Class B units are subject to conversion, mandatorily or at the option of the holders of the Class B units under specified circumstances, into a number of common units based on the then-applicable conversion value of the Class B units. On a quarterly basis beginning on the initial purchase of the Class B units, and ending on the conversion date of the Class B units, the conversion value of the Class B units increases at a compounded rate of 3.5% per quarter, subject to an additional upward adjustment for certain equity and debt financings. The Class B units are not entitled to cash distributions except in the event of our liquidation, our merger, consolidation or other combination with another person or the sale of all or substantially all of our assets. The holders of Class B units have a preference over the holders of the subordinated units in the event of our liquidation, our merger, consolidation or other combination with another person or the sale of all or substantially all of our assets. The Class B units will mandatorily convert into common units on the first business day following the record date with respect to Cheniere Partners’ first distribution (the “Mandatory Conversion Date”) after the earlier of the substantial completion date of Train 3 or August 9, 2017, although if a notice to proceed is given to Bechtel for Train 3 prior to August 9, 2017, the Mandatory Conversion Date will be the substantial completion date of Train 3. The notice to proceed was given to Bechtel on May 28, 2013. We currently expect the substantial completion date of Train 3 to occur before March 31, 2017. If the Class B units are not mandatorily converted by July 2019, the holders of the Class B units have the option to convert the Class B units into common units at that time.

NOTE 13—RELATED PARTY TRANSACTIONS

As of September 30, 2013, December 31, 2012 and December 31, 2011, we had $25.7 million, $5.0 million and $0.7 million of advances to affiliates, respectively. In addition, we have entered into the following related party transactions:

LNG Terminal Capacity Agreements

Terminal Use Agreement

Sabine Pass Liquefaction obtained approximately 2.0 Bcf/d of regasification capacity under a terminal use agreement (“TUA”) with Sabine Pass LNG as a result of an assignment in July 2012 by Cheniere Energy Investments, LLC (“Cheniere Investments”), our wholly owned subsidiary, of its rights, title and interest under its TUA with Sabine Pass LNG. Sabine Pass Liquefaction is obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $250 million per

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

year, continuing until at least 20 years after Sabine Pass Liquefaction delivers its first commercial cargo at the Liquefaction Project, which may occur as early as late 2015.

Cheniere Investments, Sabine Pass Liquefaction and Sabine Pass LNG entered into a terminal use rights assignment and agreement (“TURA”) pursuant to which Cheniere Investments has the right to use Sabine Pass Liquefaction’s reserved capacity under the TUA and has the obligation to make the monthly capacity payments required by the TUA to Sabine Pass LNG. However, the revenue earned by Sabine Pass LNG from the capacity payments made under the TUA and the loss incurred by Cheniere Investments under the TURA are eliminated upon consolidation of our financial statements. We have guaranteed the obligations of Sabine Pass Liquefaction under its TUA and the obligations of Cheniere Investments under the TURA.

In an effort to utilize Cheniere Investments’ reserved capacity under its TURA during construction of the Liquefaction Project, Cheniere Marketing has entered into an amended and restated variable capacity rights agreement with Cheniere Investments (“amended and restated VCRA”) pursuant to which Cheniere Marketing is obligated to pay Cheniere Investments 80% of the expected gross margin of each cargo of LNG that Cheniere Marketing arranges for delivery to the Sabine Pass LNG terminal. During the term of the amended and restated VCRA, Cheniere Marketing is responsible for the payment of taxes and new regulatory costs paid by Cheniere Investments under the TURA. We recorded zero and $4.9 million of revenues—affiliate from Cheniere Marketing in the nine months ended September 30, 2013 and 2012, respectively related to the amended and restated VCRA. We recorded revenues—affiliate from Cheniere Marketing of $4.9 million and $11.2 million during the years ended December 31, 2012 and 2011, respectively, related to the amended and restated VCRA.

LNG Sale and Purchase Agreement (“SPA”)

Cheniere Marketing has entered into an SPA with Sabine Pass Liquefaction to purchase, at Cheniere Marketing’s option, up to 104,000,000 MMBtu/yr of LNG produced from Trains 1 through 4. Sabine Pass Liquefaction has the right each year during the term to reduce the annual contract quantity based on its assessment of how much LNG it can produce in excess of that required for other customers. Cheniere Marketing may purchase incremental LNG volumes at a price of 115% of Henry Hub plus: up to $3.00 per MMBtu for the most profitable 36,000,000 MMBtu of cargoes sold each year by Cheniere Marketing; and then 20% of net profits of the remaining 68,000,000 MMBtu sold each year by Cheniere Marketing.

LNG Lease Agreement

In September 2011, Cheniere Investments entered into an agreement in the form of a lease (the “LNG Lease Agreement”) with Cheniere Marketing that enables Cheniere Investments to supply the Sabine Pass LNG terminal with LNG to maintain proper LNG inventory levels and temperature. The LNG Lease Agreement also enables Cheniere Investments to hedge the exposure to variability in expected future cash flows of the LNG inventory. Under the terms of the LNG Lease Agreement, Cheniere Marketing funds all activities related to the purchase and hedging of the LNG, and Cheniere Investments reimburses Cheniere Marketing for all costs and assumes full price risk associated with these activities.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

As a result of Cheniere Investments assuming full price risk associated with the LNG Lease Agreement, LNG inventory purchased by Cheniere Marketing under this arrangement is classified as LNG inventory—affiliate on our Consolidated Balance Sheets, and is recorded at cost and subject to lower-of-cost-or-market (“LCM”) adjustments at the end of each period. LNG inventory—affiliate cost is determined using the average cost method. Recoveries of losses resulting from interim period LCM adjustments are made due to market price recoveries on the same LNG inventory—affiliate in the same fiscal year and are recognized as gains in later interim periods with such gains not exceeding previously recognized losses. Gains or losses on the sale of LNG inventory—affiliate and LCM adjustments are recorded as revenues on our Consolidated Statements of Operations. As of September 30, 2013, we had 75,000 MMBtu of LNG inventory—affiliate recorded at $0.2 million on our Consolidated Balance Sheets, as of December 31, 2012, we had 1,369,000 MMBtu of LNG inventory—affiliate recorded at $4.4 million on our Consolidated Balance Sheets and as of December 31, 2011, we had 1,527,000 MMBtu of LNG inventory—affiliate recorded at $4.4 million on our Consolidated Balance Sheets. During the nine months ended September 30, 2013 and 2012 we recognized a loss of zero and $0.5 million, respectively, as a result of LCM adjustments to our LNG inventory—affiliate. During the years ended December 31, 2012 and 2011, we recognized a loss of $1.4 million and $11.4 million, respectively, as a result of LCM adjustments to our LNG inventory—affiliate.

Cheniere Marketing has entered into financial derivatives, on our behalf, to hedge the exposure to variability in expected future cash flows attributable to the future sale of our LNG inventory under the LNG Lease Agreement. The fair value of these derivative instruments at September 30, 2013, December 31, 2012 and December 31, 2011 was a derivative asset of zero, $0.2 million and $1.6 million, respectively, and was classified as other current assets on our Consolidated Balance Sheets. Changes in the fair value of these derivative instruments are classified as revenues on our Consolidated Statements of Operations. We recorded losses of $0.4 million and revenues of $0.7 million related to LNG inventory—affiliate derivatives in the nine months ended September 30, 2013 and 2012, respectively. We recorded revenues of $1.0 million and $2.3 million related to LNG inventory—affiliate derivatives in the years ended December 31, 2012 and 2011, respectively.

Service Agreements

During the nine months ended September 30, 2013 and 2012, we recorded general and administrative expense—affiliate of $88.2 million and $42.0 million, respectively, under the following service agreements. During the years ended December 31, 2012 and 2011, we recorded general and administrative expense—affiliate of $53.5 million and $19.0 million, respectively, under the following service agreements.

Cheniere Partners Services Agreement

We have entered into a services agreement with Cheniere LNG Terminals, LLC (“Cheniere Terminals”), a wholly owned subsidiary of Cheniere, pursuant to which we pay Cheniere Terminals a quarterly non-accountable overhead reimbursement charge of $2.8 million (adjusted for inflation) for the provision of various general and administrative services for our benefit. In addition, we reimburse Cheniere Terminals for all audit, tax, legal and finance fees incurred by Cheniere Terminals that are necessary to perform the services under the agreement.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Sabine Pass LNG O&M Agreement

Sabine Pass LNG has entered into a long-term operation and maintenance agreement (the “Sabine Pass LNG O&M Agreement”) with a wholly owned subsidiary of Cheniere pursuant to which we receive all necessary services required to operate and maintain the Sabine Pass LNG receiving terminal. Sabine Pass LNG is required to pay a fixed monthly fee of $130,000 (indexed for inflation) under the agreement, and the counterparty is entitled to a bonus equal to 50% of the salary component of labor costs in certain circumstances to be agreed upon between Sabine Pass LNG and the counterparty at the beginning of each operating year. In addition, Sabine Pass LNG is required to reimburse the counterparty for its operating expenses, which consist primarily of labor expenses.

Sabine Pass LNG MSA

Sabine Pass LNG has entered into a long-term management services agreement (the “Sabine Pass LNG MSA”) with Cheniere Terminals, pursuant to which Cheniere Terminals manages the operation of the Sabine Pass LNG receiving terminal, excluding those matters provided for under the Sabine Pass LNG O&M Agreement. Sabine Pass LNG is required to pay Cheniere Terminals a monthly fixed fee of $520,000 (indexed for inflation).

Sabine Pass Liquefaction O&M Agreement

In May 2012, Sabine Pass Liquefaction entered into an operation and maintenance agreement (the “Liquefaction O&M Agreement”) with a wholly owned subsidiary of Cheniere and our general partner pursuant to which we receive all of the necessary services required to construct, operate and maintain the liquefaction facilities. Before the liquefaction facilities are operational, the services to be provided include, among other services, obtaining governmental approvals on behalf of Sabine Pass Liquefaction, preparing an operating plan for certain periods, obtaining insurance, preparing staffing plans and preparing status reports. After the liquefaction facilities are operational, the services include all necessary services required to operate and maintain the liquefaction facilities.

Before the liquefaction facilities are operational, in addition to reimbursement of operating expenses, Sabine Pass Liquefaction is required to pay a monthly fee equal to 0.6% of the capital expenditures incurred in the previous month. After substantial completion of each Train, for services performed while the liquefaction facilities are operational, Sabine Pass Liquefaction will pay in addition to the reimbursement of operating expenses, a fixed monthly fee of $83,333 (indexed for inflation) for services with respect to such Train.

Sabine Pass Liquefaction MSA

In May 2012, Sabine Pass Liquefaction entered into a management services agreement (the “Liquefaction MSA”) with a wholly owned subsidiary of Cheniere pursuant to which such subsidiary was appointed to manage the construction and operation of the liquefaction facilities, excluding those matters provided for under the Liquefaction O&M Agreement. The services to be provided include, among other services, exercising the day-to-day management of Sabine Pass Liquefaction’s affairs and business, managing Sabine Pass Liquefaction’s regulatory matters, managing bank and brokerage accounts and financial books and records of Sabine Pass Liquefaction’s business and operations, and providing contract administration services for all contracts associated with the liquefaction facilities.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Sabine Pass Liquefaction will pay a monthly fee equal to 2.4% of the capital expenditures incurred in the previous month. After substantial completion of each Train, Sabine Pass Liquefaction pays a fixed monthly fee of $541,667 for services with respect to such Train.

CTPL O&M Agreement

In May 2013, CTPL entered into an amended long-term operation and maintenance agreement (the “CTPL O&M Agreement”) with a wholly owned subsidiary of Cheniere pursuant to which we receive all necessary services required to operate and maintain the Creole Trail Pipeline. CTPL is required to reimburse the counterparty for its operating expenses, which consist primarily of labor expenses.

CTPL MSA

In May 2013, CTPL entered into a management services agreement (the “CTPL MSA”) with a wholly owned subsidiary of Cheniere pursuant to which such subsidiary was appointed to manage the modification and operation of the Creole Trail Pipeline, excluding those matters provided for under the CTPL O&M Agreement. The services to be provided include, among other services, exercising the day-to-day management of CTPL’s affairs and business, managing CTPL’s regulatory matters, managing bank and brokerage accounts and financial books and records of CTPL’s business and operations, and providing contract administration services for all contracts associated with the liquefaction facilities. CTPL pays a monthly fee equal to 3.0% of the capital expenditures to enable bi-directional natural gas flow on the Creole Trail Pipeline incurred in the previous month.

Agreement to Fund Sabine Pass LNG’s Cooperative Endeavor Agreements

In July 2007, Sabine Pass LNG executed Cooperative Endeavor Agreements (“CEAs”) with various Cameron Parish, Louisiana taxing authorities that allow them to collect certain annual property tax payments from Sabine Pass LNG in 2007 through 2016. This ten-year initiative represents an aggregate $25.0 million commitment and will make resources available to the Cameron Parish taxing authorities on an accelerated basis in order to aid in their reconstruction efforts following Hurricane Rita. In exchange for Sabine Pass LNG’s payments of annual ad valorem taxes, Cameron Parish will grant Sabine Pass LNG a dollar for dollar credit against future ad valorem taxes to be levied against the Sabine Pass LNG terminal starting in 2019. In September 2007, Sabine Pass LNG modified its TUA with Cheniere Marketing, pursuant to which Cheniere Marketing would pay Sabine Pass LNG additional TUA revenues equal to any and all amounts payable under the CEAs in exchange for a similar amount of credits against future TUA payments it would owe Sabine Pass LNG under its TUA starting in 2019. In June 2010, Cheniere Marketing assigned its TUA to Cheniere Investments and concurrently entered into a VCRA, allowing Cheniere Marketing to utilize Cheniere Investments’ capacity under the TUA after the assignment. In July 2012, Cheniere Investments entered into an amended and restated VCRA with Cheniere Marketing in order for Cheniere Investments to utilize the capacity rights granted under the TURA during construction of the Liquefaction Project.

On a consolidated basis, these advance tax payments were recorded to other assets, and payments from Cheniere Marketing that Sabine Pass LNG utilized to make the ad valorem tax payments were recorded as deferred revenue. As of September 30, 2013, December 31, 2012 and

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

December 31, 2011, we had $17.2 million, $14.7 million and $12.3 million of other non-current assets and non-current deferred revenue-affiliate resulting from Sabine Pass LNG’s ad valorem tax payments and the advance tax payments received from Cheniere Marketing, respectively.

Contracts for Sale and Purchase of Natural Gas and LNG

Sabine Pass LNG is able to sell and purchase natural gas and LNG under agreements with Cheniere Marketing. Under these agreements, Sabine Pass LNG purchases natural gas or LNG from Cheniere Marketing at a sales price equal to the actual purchase cost paid by Cheniere Marketing to suppliers of the natural gas or LNG, plus any third-party costs incurred by Cheniere Marketing in respect of the receipt, purchase, and delivery of the natural gas or LNG to the Sabine Pass LNG terminal.

Sabine Pass LNG recorded $2.5 million and $1.9 million of natural gas and LNG purchased from Cheniere Marketing under this agreement in the nine months ended September 30, 2013 and 2012, respectively. Sabine Pass LNG recorded $2.8 million and $4.2 million of natural gas and LNG purchased from Cheniere Marketing under this agreement in the years ended December 31, 2012 and 2011, respectively.

Sabine Pass LNG recorded $8.6 million and $2.8 million of natural gas sold to Cheniere Marketing under this agreement in the nine months ended September 30, 2013 and 2012, respectively. Sabine Pass LNG recorded $2.8 million and zero of natural gas sold to Cheniere Marketing under this agreement in the years ended the December 31, 2012 and 2011, respectively.

LNG Terminal Export Agreement

In January 2010, Sabine Pass LNG and Cheniere Marketing entered into an LNG Terminal Export Agreement that provides Cheniere Marketing the ability to export LNG from the Sabine Pass LNG terminal. Sabine Pass LNG recorded revenues—affiliate of zero in each of the nine months ended September 30, 2013 and 2012. Sabine Pass LNG recorded revenues—affiliate of $0.3 million pursuant to this agreement in each of the years ended December 31, 2012 and 2011.

Tug Boat Lease Sharing Agreement

In connection with its tug boat lease, Sabine Pass Tug Services, LLC, a wholly owned subsidiary of Sabine Pass LNG (“Tug Services”), entered into a tug sharing agreement with Cheniere Marketing to provide its LNG cargo vessels with tug boat and marine services at the Sabine Pass LNG terminal. Tug Services recorded revenues—affiliate from Cheniere Marketing of $2.1 million pursuant to this agreement in each of the nine months ended September 30, 2013 and 2012. Tug Services recorded revenues—affiliate from Cheniere Marketing of $2.8 million and $2.7 million pursuant to this agreement in the years ended December 31, 2012 and 2011, respectively.

NOTE 14—LEASES

During the years ended December 31, 2012 and 2011, we recognized rental expense for all operating leases of $10.0 million, and $9.2 million, respectively.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

The following is a schedule by years of future minimum rental payments, excluding inflationary adjustments, required as of December 31, 2012 under the land leases and tug boat lease described below (in thousands):

Year ending December 31,	Lease Payments(2)
2013	$9,625
2014	9,625
2015	9,604
2016	9,577
2017	9,462
Later years(1)	231,884

Total minimum payments required	$279,777

(1)	Includes certain lease option renewals as they are reasonably assured.
(2)	Lease payments for Sabine Pass LNG’s tug boat lease represent its lease payment obligation and do not take into account the $112.8 million of sublease payments Sabine Pass LNG will receive from its three TUA customers that effectively offset these lease payment obligations, as discussed below.

Land Leases

In January 2005, Sabine Pass LNG exercised its options and entered into three land leases for the site of the Sabine Pass LNG terminal. The leases have an initial term of 30 years, with options to renew for six 10-year extensions with similar terms as the initial term. In February 2005, two of the three leases were amended, increasing the total acreage under lease to 853 acres and increasing the annual lease payments to $1.5 million. In July 2012, Sabine Pass LNG entered into an additional land lease, thereby increasing the total acreage under lease to 883 acres. The annual lease payments are adjusted for inflation every 5 years based on a consumer price index, as defined in the lease agreements.

In November 2011, Sabine Pass Liquefaction entered into a land lease of 80.7 acres to be used as the laydown area during the construction of the Liquefaction Project. The annual lease payment is $138,000. The lease has an initial term of five years, with options to renew for five 1-year extensions with similar terms as the initial term. In December 2011, Sabine Pass Liquefaction entered into a land lease of 80.6 acres to be used for the site of the Liquefaction Project. The annual lease payment is $257,800. The lease has an initial term of 30 years, with options to renew for six 10-year extensions with similar terms as the initial term. The annual lease payment is adjusted for inflation every 5 years based on a consumer price index, as defined in the lease agreement.

We recognized $2.3 million and $1.8 million of site lease expense on our Consolidated Statements of Operations in 2012 and 2011, respectively.

Tug Boat Lease

In the second quarter of 2008, Sabine Pass LNG acquired a lease for the use of tug boats and marine services at the Sabine Pass LNG terminal as a result of its purchase of Tug Services (the “Tug Agreement”). The term of the Tug Agreement commenced in January 2008 for a period of 10 years,

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

with an option to renew two additional, consecutive terms of 5 years each. We have determined that the Tug Agreement contains a lease for the tugs specified in the Tug Agreement. In addition, we have concluded that the tug lease contained in the Tug Agreement is an operating lease, and as such, the equipment component of the Tug Agreement will be charged to expense over the term of the Tug Agreement as it becomes payable.

In connection with this lease acquisition, Tug Services entered into a Tug Sharing Agreement with Chevron, Total and Cheniere Marketing to provide their LNG cargo vessels with tug boat and marine services at our LNG terminal and effectively offset the cost of our lease. The Tug Sharing Agreement provides for each of our customers to pay Tug Services an annual service fee.

NOTE 15—COMMITMENTS AND CONTINGENCIES

LNG Commitments

Sabine Pass LNG has entered into third-party TUAs with Total and Chevron to provide berthing for LNG vessels and for the unloading, storage and regasification of LNG at the Sabine Pass LNG terminal.

Bechtel EPC Contract

Sabine Pass Liquefaction has entered into lump sum turnkey contracts for the engineering, procurement and construction of Train 1 and Train 2 (the “EPC Contract (Train 1 and 2)”) and Train 3 and Train 4 (the “EPC Contract (Train 3 and 4)”, and together with the EPC Contract (Train 1 and 2), the “EPC Contracts”), with Bechtel in November 2011 and December 2012, respectively.

The EPC Contract (Train 1 and 2) provides that Sabine Pass Liquefaction will pay Bechtel a contract price of $3.9 billion, which is subject to adjustment by change order. Sabine Pass Liquefaction has the right to terminate the EPC Contract for its convenience, in which case Bechtel will be paid (i) the portion of the contract price for the work performed, (ii) costs reasonably incurred by Bechtel on account of such termination and demobilization, and (iii) a lump sum of up to $30.0 million depending on the termination date.

The EPC Contract (Train 3 and 4) with Bechtel provides for (i) the procurement, engineering, design, installation, training, commissioning and placing into service of Train 3 and Train 4 and related facilities and (ii) certain modifications and improvements to Train 1, Train 2 and the Sabine Pass LNG terminal. The EPC Contract (Train 3 and 4) provides that Sabine Pass Liquefaction will pay Bechtel a contract price of $3.8 billion, which is subject to adjustment by change order. Sabine Pass Liquefaction has the right to terminate the EPC Contract for its convenience, in which case Bechtel will be paid (i) the portion of the contract price for the work performed, (ii) costs reasonably incurred by Bechtel on account of such termination and demobilization, and (iii) a lump sum of between $1.0 million and $2.5 million depending on the termination date if the EPC Contract is terminated prior to issuance of the notice to proceed and up to $30.0 million depending on the termination date if the EPC Contract is terminated after issuance of the notice to proceed.

Services Agreements

We have entered into certain services agreements with affiliates. See Note 13—“Related Party Transactions” for information regarding such agreements.

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

Public Company Expenses

We and Sabine Pass LNG are reporting entities under the Exchange Act. As a result, our combined total annual general and administrative expenses will include costs related to compliance with the Sarbanes-Oxley Act of 2002, filing annual and quarterly reports with the SEC, increased audit fees, tax compliance and publicly traded partnership tax reporting, investor relations, director compensation, directors’ and officers’ insurance, legal fees, registrar and transfer agent fees and stock exchange fees. Cheniere advanced us funds to pay public company expenses associated with being a publicly traded partnership through 2008, after which time we used available cash to pay such expenses directly and, after payment of the initial quarterly distribution on all units, to reimburse Cheniere.

Crest Royalty

Under a settlement agreement with Crest Energy dated as of June 14, 2001, Cheniere agreed to pay or cause certain affiliates, successors and assigns to pay a royalty, which we refer to as the Crest Royalty. This Crest Royalty was calculated based on the volume of natural gas processed through covered LNG facilities, subject to a minimum of $2.0 million and a maximum of approximately $11.0 million per production year. In 2003, Freeport LNG contractually assumed the obligation to pay the Crest Royalty for natural gas processed at Freeport LNG’s receiving terminal. Subsequently, the calculation of the Crest Royalty and the scope of Freeport LNG’s assumed obligation to pay the Crest Royalty became the subject of litigation involving Cheniere, Crest Energy, and Freeport LNG (“Crest Royalty Litigation”).

In March 2012, Cheniere purchased all of the rights, title, and interest in the Crest Royalty from Crest Energy. That purchase resulted in Crest Energy’s dismissal from the Crest Royalty Litigation. In September 2012, Cheniere entered into a settlement of the remaining claims in the Crest Royalty Litigation with Freeport LNG. As part of the settlement agreement, Cheniere terminated the Crest Royalty. As a result of all of these transactions, Cheniere resolved disputes persisting since 2001 related to real property at Freeport LNG and has released us from the first priority lien that had been granted to holders of the Crest Royalty.

Restricted Net Assets

At December 31, 2012, our restricted net assets of consolidated subsidiaries were approximately $972.4 million.

Other Commitments

State Tax Sharing Agreement

In November 2006, Sabine Pass LNG and Cheniere entered into a state tax sharing agreement. Under this agreement, Cheniere has agreed to prepare and file all state and local tax returns which Sabine Pass LNG and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, Sabine Pass LNG will pay to Cheniere an amount equal to the state and local tax that Sabine Pass LNG would be required to pay if Sabine Pass LNG’s state and local tax liability were computed on a separate

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from Sabine Pass LNG under this agreement; therefore, Cheniere has not demanded any such payments from Sabine Pass LNG. The agreement is effective for tax returns due on or after January 1, 2008.

In August 2012, Sabine Pass Liquefaction and Cheniere entered into a state tax sharing agreement. Under this agreement, Cheniere has agreed to prepare and file all state and local tax returns which Sabine Pass Liquefaction and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, Sabine Pass Liquefaction will pay to Cheniere an amount equal to the state and local tax that Sabine Pass Liquefaction would be required to pay if Sabine Pass Liquefaction’s state and local tax liability were computed on a separate company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from Sabine Pass Liquefaction under this agreement; therefore, Cheniere has not demanded any such payments from Sabine Pass Liquefaction. The agreement is effective for tax returns due on or after August 2012.

Cooperative Endeavor Agreements (“CEAs”)

In July 2007, Sabine Pass LNG executed CEAs with various Cameron Parish, Louisiana taxing authorities. See Note 13—“Related Party Transactions” for information regarding such agreements.

Legal Proceedings

We may in the future be involved as a party to various legal proceedings, which are incidental to the ordinary course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. In the opinion of management, as of September 30, 2013 and December 31, 2012, there were no threatened or pending legal matters that would have a material impact on our consolidated results of operations, financial position or cash flows.

NOTE 16—SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURES OF NON-CASH TRANSACTIONS

The following table provides supplemental disclosure of cash flow information (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
LNG terminal costs funded with accounts payable and accrued liabilities	$88,420	$52,830	$99,680	$—
Cash paid during the period for interest, net of amounts capitalized and deferred	56,428	77,140	160,273	164,513
Class B units issued in connection with the Creole Trail Pipeline Business acquisition	180,000	—	—	—

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

NOTE 17—Cash Distributions and Net Income (Loss) per Common Unit

Cash Distributions

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash (as defined in our partnership agreement). Generally, our available cash is our cash on hand at the end of a quarter less the amount of any reserves established by our general partner. All distributions paid to date have been made from operating surplus as defined in the partnership agreement. The following provides a summary of distributions paid by us during the years ended December 31, 2012 and 2011:

				Total Distribution (in thousands)
Date Paid	Period Covered by Distribution	Distribution Per Common Unit	Distribution Per Subordinated Unit	Common Units	Class B Units	Subordinated Units	General Partner Units
November 14, 2012	July 1 – September 30, 2012	$0.425	$—	$16,783	—	—	$342
August 13, 2012	April 1 – June 30, 2012	0.425	—	13,383	—	—	273
May 14, 2012	January 1 – March 31, 2012	0.425		13,323	—		272
February 12, 2012	October 1 – December 31, 2011	0.425		13,176	—		269
November 14, 2011	July 1 – September 30, 2011	0.425	—	13,176	—	—	269
August 12, 2011	April 1 – June 30, 2011	0.425	—	11,446	—	—	234
May 13, 2011	January 1 – March 31, 2011	0.425	—	11,335	—	—	231
February 11, 2011	October 1 – December 31, 2010	0.425	—	11,229	—	—	229

The following provides a summary of distributions paid by us during the nine months ended September 30, 2013:

				Total Distribution (in thousands)
Date Paid	Period Covered by Distribution	Distribution Per Common Unit	Distribution Per Subordinated Unit	Common Units	Class B Units	Subordinated Units	General Partner Units
		(unaudited)
February 14, 2013	October 1 – December 31, 2012	$0.425	$—	$16,783	—	—	$342
May 15, 2013	January 1 – March 31, 2013	0.425	—	24,259	—	—	495
August 15, 2013	April 1 – June 30, 2013	0.425	—	24,259	—	—	495

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

The subordinated units will receive distributions only to the extent we have available cash above the initial quarterly distribution requirement for our common unitholders and general partner and certain reserves.

In 2012, we issued and sold 133.3 million Class B units to Blackstone and Cheniere at a price of $15.00 per Class B unit, resulting in total gross proceeds of $2.0 billion. In connection with our purchase of the Creole Trail Pipeline Business in May 2013, we issued and sold 12.0 million Class B units to Cheniere at a price of $15.00 per Class B unit. The Class B units were issued at a discount to the market price of the common units into which they are convertible. This discount totaling $2,130.0 million represents a beneficial conversion feature and is reflected as an increase in common and subordinated unitholders’ equity and a decrease in Class B unitholders’ equity to reflect the fair value of the Class B units at issuance on our consolidated statement of partners’ and owners’ equity (deficit). The beneficial conversion feature is considered a dividend that will be distributed ratably with respect to any Class B unit from its issuance date through its conversion date, resulting in an increase in Class B unitholders’ equity and a decrease in common and subordinated unitholders’ equity. We amortize the beneficial conversion feature assuming a conversion date of June 2017 and August 2017 for Cheniere’s and Blackstone’s Class B units, respectively, although actual conversion may occur prior to or after these assumed dates. We are amortizing the beneficial conversion feature over the original 60 month conversion schedule using the effective yield method with a weighted average effective yield of 943.1% per year and 958.0% per year for Cheniere’s and Blackstone’s Class B units, respectively. The impact of the beneficial conversion feature is also included in earnings per unit for the nine months ended September 30, 2013 and 2012 and the year ended December 31, 2012.

The following is a schedule by years, based on the capital structure as of September 30, 2013, of the anticipated impact to the capital accounts in connection with the amortization of the beneficial conversion feature (in thousands):

	Common Units	Class B Units	Subordinated Units
2013	$—	$—	$—
2014	(2)	6	(4)
2015	(241)	813	(572)
2016	(32,023)	107,979	(75,955)
2017	(538,538)	1,815,883	(1,277,345)

The Class B units will mandatorily convert into common units on the first business day following the record date with respect to Cheniere Partners’ first distribution (the “Mandatory Conversion Date”) after the earlier of the substantial completion date of Train 3 or August 9, 2017, although if a notice to proceed is given to Bechtel for Train 3 prior to August 9, 2017, the Mandatory Conversion Date will be the substantial completion date of Train 3. The notice to proceed was given to Bechtel on May 28, 2013. If the Class B units are not mandatorily converted by July 2019, the holders of the Class B units have the option to convert the Class B units into common units at that time.

Net Income (Loss) per Common Unit

Net income (loss) per common unit for a given period is based on the distributions that will be made to the unitholders with respect to the period plus an allocation of undistributed net income (loss) based on provisions of the partnership agreement, divided by the weighted average number of common units

CHENIERE ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information pertaining to September 30, 2013 and the nine-month periods ended September 30, 2013 and 2012 is unaudited)

outstanding. The two class method dictates that net income (loss) for a period be reduced by the amount of available cash that will be distributed with respect to that period and that any residual amount representing undistributed net income be allocated to common unitholders and other participating unitholders to the extent that each unit may share in net income as if all of the net income for the period had been distributed in accordance with the partnership agreement. Undistributed income is allocated to participating securities based on the distribution waterfall for available cash specified in the partnership agreement. Undistributed losses (including those resulting from distributions in excess of net income) are allocated to common units and other participating securities on a pro rata basis based on provisions of the partnership agreement. Historical income (losses) attributable to a company that was purchased from an entity under common control are allocated to the predecessor owner in accordance with the terms of the partnership agreement. Distributions are treated as distributed earnings in the computation of earnings per common unit even though cash distributions are not necessarily derived from current or prior period earnings.

Under our partnership agreement, the incentive distribution rights (“IDRs”) participate in net income (loss) only to the extent of the amount of cash distributions actually declared, thereby excluding the IDRs from participating in undistributed net income (loss). We did not allocate earnings or losses to IDR holders for the purpose of the two class method earnings per unit calculation for any of the periods presented. The following table provides a reconciliation of net income (loss) and the allocation of net income (loss) to the common units, the subordinated units, the General Partner and Creole Trail Pipeline Business for purposes of computing net income (loss) per unit (in thousands, except per unit data). The following table also provides net income (loss) per unit, as adjusted; assuming the common units, subordinated units and General Partner had participated in the pre-acquisition date net losses of the Creole Trail Pipeline Business.

		Limited Partner Units
	Total	Common Units	Class B Units	Subordinated Units	General Partner	Creole Trail Pipeline Business
Nine Months Ended September 30, 2013 (unaudited)
Net loss	$(196,851)
Declared distributions	74,261	72,776	—	—	1,485

Assumed allocation of undistributed net loss	$(271,112)	(73,521)	—	(174,382)	(5,059)	(18,150)

Assumed allocation of net income (loss)		$(745)	$—	$(174,382)	$(3,574)	$(18,150)

Assumed allocation of net income (loss) adjusted for the Creole Trail Pipeline Business		$(6,020)	$—	$(186,894)	$(3,937)

Weighted average units outstanding		53,277	138,872	135,384
Net income (loss) per unit		$(0.01)	$—	$(1.29)

Net income (loss) per unit, adjusted to include pre-acquisition date net losses of the Creole Trail Pipeline Business		$(0.11)	$—	$(1.38)

Nine Months Ended September 30, 2012 (unaudited)
Net loss	$(106,818)
Declared distributions	44,376	43,488	—	—	888
Amortization of beneficial conversion feature of Class B units	—	(3,863)	19,625	(15,762)	—

Assumed allocation of undistributed net loss	$(151,194)	(28,278)	—	(96,948)	(5,765)	(20,203)

Assumed allocation of net income (loss)		$11,347	$19,625	$(112,710)	$(4,877)	$(20,203)

Assumed allocation of net income (loss) adjusted for the Creole Trail Pipeline Business		$6,876	$19,625	$(128,038)	$(5,281)

Weighted average units outstanding		31,449	19,181	135,384
Net income (loss) per unit		$0.36	$1.02	$(0.83)

Net income (loss) per unit, adjusted to include pre-acquisition date net losses of the Creole Trail Pipeline Business		$0.22	$1.02	$(0.95)

Year Ended December 31, 2012
Net loss	$(175,431)
Declared distributions	61,501	60,271	—	—	1,230
Amortization of beneficial conversion feature of Class B units	—	(5,149)	25,319	(20,170)	—

Assumed allocation of undistributed net loss	$(236,932)	(46,061)	—	(157,917)	(7,659)	(25,295)

Assumed allocation of net income (loss)		$9,061	$25,319	$(178,087)	$(6,429)	(25,295)

Assumed allocation of net income (loss) adjusted for the Creole Trail Pipeline Business		$3,463	$25,319	$(197,278)	$(6,935)

Weighted average units outstanding		33,470	43,303	135,384
Net income (loss) per unit		$0.27	$0.58	$(1.32)

Net income (loss) per unit, adjusted to include pre-acquisition date net losses of the Creole Trail Pipeline Business		$0.10	$0.58	$(1.46)

		Limited Partner Units
	Total	Common Units	Class B Units	Subordinated Units	General Partner	Creole Trail Pipeline Business
Year Ended December 31, 2011
Net loss	$(53,560)
Declared distributions	50,136	49,134	—	—	1,002

Assumed allocation of undistributed net loss	$(103,696)	(14,819)	—	(64,713)	(1,623)	(22,541)

Assumed allocation of net income (loss)		$34,315	$—	$(64,713)	$(621)	(22,541)

Assumed allocation of net income (loss) adjusted for the Creole Trail Pipeline Business		$30,199	$—	$(82,687)	$(1,072)

Weighted average units outstanding		27,910	—	135,384
Net income (loss) per unit		$1.23	$—	$(0.48)

Net income (loss) per unit, adjusted to include pre-acquisition date net losses of the Creole Trail Pipeline Business		$1.08	$—	$(0.61)

SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARIZED QUARTERLY FINANCIAL DATA

(unaudited)

Quarterly Financial Data—(in thousands, except per unit amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2012(1):
Revenues	$69,353	$61,423	$66,358	$67,364
Income (loss) from operations	19,161	12,750	(8,177)	14,511
Net Loss	(25,062)	(30,386)	(51,371)	(68,612)
Net Income (loss) per common unit - basic and diluted	$0.23	$0.17	$0.04	$(0.06)
Net Income (loss) per common unit, adjusted to include pre-acquisition date net losses of the Creole Trail Pipeline Business - basic and diluted	$0.20	$0.14	$(0.02)	$(0.09)

Year ended December 31, 2011(1):
Revenues	$74,474	$73,641	$64,927	$70,845
Income from operations	35,490	31,046	23,999	31,549
Net Loss	(7,846)	(12,754)	(20,003)	(12,957)
Net Income per common unit - basic and diluted	$0.35	$0.32	$0.29	$0.30
Net Income (loss) per common unit, adjusted to include pre-acquisition date net losses of the Creole Trail Pipeline Business - basic and diluted	$0.31	$0.28	$0.26	$0.27

(1)	Retrospectively adjusted as described in Note 1.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT—

CHENIERE ENERGY PARTNERS, L.P.

CONDENSED BALANCE SHEET

(in thousands)

	December 31,
	2012(1)	2011(1)
ASSETS
Current assets
Cash and cash equivalents	$392,945	$56,119
Advances to affiliate	—	136
Prepaid expenses and other	134	135

Total current assets	393,079	56,390
Investment in affiliates	972,395	—
Investment in Creole Trail Pipeline Business	517,170	530,608
Non-current receivable—affiliates	940	47,238
Other	874	—

Total assets	$1,884,458	$634,236

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities	$4,480	$3,806
Equity in losses of affiliates	—	644,841
Commitments and contingencies
Stockholders’ equity (deficit)	1,879,978	(14,411)

Total liabilities and stockholders’ deficit	$1,884,458	$634,236

(1)	Retrospectively adjusted as described in Note 1.

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT—

CHENIERE ENERGY PARTNERS, L.P.

CONDENSED STATEMENT OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2012(1)	2011(1)
Revenues	$—	$—
Operating costs and expenses	18,262	13,104

Loss from operations	(18,262)	(13,104)
Interest expense, net	12	—
Interest income	235	38
Equity income (loss) of affiliates	(132,121)	(17,953)
Equity (loss) of Creole Trail Pipeline Business	(25,295)	(22,541)

Net income (loss)	$(175,431)	$(53,560)

(1)	Retrospectively adjusted as described in Note 1.

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT—

CHENIERE ENERGY PARTNERS, L.P.

CONDENSED STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2012(1)	2011(1)
Cash flows from operating activities	$(17,508)	$(13,948)
Cash flows from investing activities
Investment in subsidiaries	(1,832,440)	—
Other	3	—

Net cash used in investing activities	(1,832,437)	—
Cash flows from financing activities:
Proceeds from sale of Class B units	1,887,342	—
Distributions received from affiliates, net	61,529	59,910
Distributions to owners	(57,821)	(48,149)
Proceeds from sale of partnership units	250,021	70,157
Affiliate receivable	46,574	(38,333)
Deferred financing costs	(874)	—

Net cash provided by financing activities	2,186,771	43,585
Net increase in cash and cash equivalents	336,826	29,637
Cash and cash equivalents—beginning of year	56,119	26,482

Cash and cash equivalents—end of year	$392,945	$56,119

(1)	Retrospectively adjusted as described in Note 1.

See accompanying notes to condensed financial statements.

CHENIERE ENERGY PARTNERS, L.P.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The condensed financial statements represent the financial information required by Securities and Exchange Commission Regulation S-X 5-04 for Cheniere Energy Partners, L.P. (“Cheniere Partners”).

In the condensed financial statements, Cheniere Partners’ investments in affiliates are presented under the equity method of accounting. Under this method, the assets and liabilities of affiliates are not consolidated. The investments in net assets of the affiliates are recorded in the balance sheets. The gain/(loss) from operations of the affiliates is reported on a net basis as equity in net gains/(losses) of affiliates.

A substantial amount of Cheniere Partners’ operating, investing, and financing activities are conducted by its affiliates. The condensed financial statements should be read in conjunction with Cheniere Partners’ Consolidated Financial Statements.

In May 2013, we acquired Cheniere Energy, Inc.’s (“Cheniere”) ownership interest in Cheniere Creole Trail Pipeline, L.P. (“CTPL”) and Cheniere Pipeline GP Interest, LLC (collectively, “the Creole Trail Pipeline Business”), thereby providing us with ownership of a 94-mile pipeline interconnecting the Sabine Pass LNG terminal with a number of large interstate pipelines. The effect on reported equity on including the prior results of the Creole Trail Pipeline Business is reported as Investment in Creole Trail Pipeline Business in our Condensed Balance Sheet and Equity (loss) of Creole Trail Pipeline Business in our Condensed Statement of Operations. The purchase has been accounted for as a transfer of net assets between entities under common control. We recognize transfers of net assets between entities under common control at Cheniere’s historical basis in the net assets sold. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retroactively adjusted to furnish comparative information.

NOTE 2—SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURES OF NON-CASH TRANSACTIONS

	Year Ended December 31,
	2012	2011
	(in thousands)
Non-cash capital contributions(1)	$(132,121)	$(17,953)
Non-cash capital contributions related to the Creole Trail Pipeline Business(1)	(25,295)	(22,541)

(1)	Amounts represent equity gains (losses) of affiliates not funded by Cheniere Partners.

Appendix A—Glossary of Terms

As commonly used in the liquefied natural gas industry, to the extent applicable, and as used in this prospectus, the following terms have the following meanings:

Bcf. Billion cubic feet.

Bcfe. Billion cubic feet equivalent.

Bcf/d. Billion cubic feet per day.

Dthd. Dekatherms per day.

Liquefaction. The process by which natural gas is supercooled to a temperature of -260 degrees Fahrenheit, transforming the gas into a liquid 1/600th the volume of its gaseous state.

LNG. Liquefied natural gas, a product of natural gas consisting primarily of methane (CH4) that is in liquid form at near atmospheric pressure.

MMBtu. Million British thermal units, an energy unit.

MMcf. Million cubic feet.

MMcf/d. Million cubic feet per day.

Mtpa. Million metric tonnes per annum.

Regasification. The process by which, in receiving terminals (either onshore or aboard specialized LNG carriers), the LNG is returned to its gaseous state, or regasified.

Tcf. Trillion cubic feet.

Tcf/yr. Trillion cubic feet per year.

Train. A compressor train used in the industrial process to convert natural gas into LNG.

A-1

Cheniere Energy Partners LP Holdings, LLC

36,000,000 Common Shares

Representing Limited Liability Company Interests

Prospectus

December 12, 2013

Goldman, Sachs & Co.	Morgan Stanley	Credit Suisse	RBC Capital Markets

Barclays	Citigroup	J.P. Morgan	SOCIETE GENERALE

Banca IMI	HSBC	Mitsubishi UFJ Securities	Mizuho Securities

Scotiabank / Howard Weil			SMBC Nikko

Through and including January 6, 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.